Filed Pursuant to Rule 424(b)(3)
Registration No. 333-290205

To the Shareholders of HNI Corporation
and the Shareholders of Steelcase Inc.
TRANSACTION PROPOSED—YOUR VOTE IS IMPORTANT
On behalf of the boards of directors of HNI Corporation (“HNI”) and Steelcase Inc. (“Steelcase”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed acquisition of Steelcase by HNI. We are requesting that you take certain actions as a holder of HNI common stock or as a holder of Steelcase common stock.
The boards of directors of HNI and Steelcase have each approved an agreement for HNI to acquire Steelcase. Pursuant to the Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated as of August 3, 2025, by and among HNI, Steelcase, Geranium Merger Sub I, Inc. (“Merger Sub Inc.”) and Geranium Merger Sub II, LLC (“Merger Sub LLC”), whereby, among other things, (i) Merger Sub Inc. will be merged with and into Steelcase (the “first merger”), whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the first merger, Steelcase will be merged with and into Merger Sub LLC (the “second merger,” and, together with the first merger, the “mergers”), whereupon the separate existence of Steelcase will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI.
Pursuant to the Merger Agreement, at the effective time of the first merger (the “first effective time”), each share of Steelcase class A common stock, no par value (“Steelcase common stock”), issued and outstanding immediately before the first effective time (other than shares owned by HNI, Merger Sub Inc. and Merger Sub LLC) will convert into the right to receive, in accordance with and subject to the terms, conditions and procedures in the Merger Agreement, the following consideration (collectively with, if applicable, cash in lieu of fractional shares as described below, the “merger consideration”), without interest and subject to any required tax withholding:
•
at the election of the holder of such share, subject to adjustment as described below (i) (a) 0.2192 shares of common stock of HNI (“HNI common stock”) and (b) $7.20 in cash (the “mixed consideration”); (ii) an amount of cash (the “cash consideration”), equal to the sum (rounded to two decimal places) of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price (rounded to four decimal places) of one share of HNI common stock on the New York Stock Exchange (the “NYSE”) for the period of 10 consecutive trading days ending on the second full trading day prior to the date on which the closing of the mergers occurs (the “HNI common stock reference price”); or (iii) a number of shares of HNI common stock (the “stock consideration”) equal to the sum of (a) 0.2192 and (b) the quotient (rounded to four decimal places) obtained by dividing $7.20 by the HNI common stock reference price; or

•	in the case of any such share as to which the holder thereof does not make an election, the mixed consideration.
The merger consideration to be paid to holders of Steelcase common stock electing to receive the cash consideration or the stock consideration in connection with the mergers is subject, pursuant to the Merger Agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of HNI common stock issued in the mergers is the same as what would be paid and issued if all holders of Steelcase common stock entitled to the merger consideration were to receive the mixed consideration at the first effective time. No fractional shares of HNI common stock will be issued in the mergers, and holders of Steelcase common stock will receive cash in lieu of any fractional shares of HNI common stock.
The HNI common stock reference price will be determined based upon the volume-weighted average closing price of HNI’s common stock for the period of 10 consecutive trading days ending on the second full trading day prior to the date on which the closing of the mergers occurs. Because the HNI common stock reference price will not be known with certainty at the time of the special meeting of Steelcase shareholders at which Steelcase shareholders will vote on a proposal to adopt the Merger Agreement and approve the first merger, the exact amount of stock consideration or cash consideration (in each case, subject to automatic adjustment as described above) will not be known until after the vote.
For more information on the merger consideration, including detailed illustrations of the potential automatic adjustment of the merger consideration for those Steelcase shareholders electing to receive cash consideration or stock consideration for their shares of Steelcase common stock, see the sections of the accompanying joint proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration” beginning on page 121 and “The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 123.
Based on the closing price per share of HNI common stock on August 1, 2025, the last trading day before the public announcement of the mergers, of $50.62, the merger consideration represented approximately $18.30 in implied value for each share of Steelcase common stock. The closing price per share of Steelcase common stock on August 1, 2025 was $10.18. Based on the closing price per share of HNI common stock of $40.92 on October 31, 2025, the most recent practicable trading day prior to the date of this joint proxy statement/prospectus, the merger consideration represented approximately $16.17 in implied value for each share of Steelcase common stock. The closing price per share of Steelcase common stock on October 31, 2025 was $15.96. The value of Steelcase common stock at the date on which the closing of the mergers occurs could be greater than, less than or the same as the value of HNI common stock on the date of the accompanying joint proxy statement/prospectus. HNI common stock is listed on the NYSE under the trading symbol “HNI”, and Steelcase common stock is listed on the NYSE under the trading symbol “SCS.”
Based on the fully diluted shares of HNI and Steelcase as of the date of the Merger Agreement, we estimate that holders of Steelcase common stock immediately prior to the first effective time will own approximately 36% of the common stock of HNI immediately following completion of the mergers and holders of HNI common stock immediately prior to the first effective time will own approximately 64% of the common stock of HNI immediately following completion of the mergers.
A special meeting of holders of HNI common stock will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/HNI2025SM, on December 5, 2025, at 11:30 a.m., Eastern time (10:30 a.m., Central time). At its special meeting of shareholders, HNI will ask its shareholders to approve issuance of shares of HNI common stock to holders of Steelcase common stock pursuant to the Merger Agreement (the “HNI common stock issuance proposal”). A special meeting of holders of Steelcase common stock will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/SCS2025SM, on December 5, 2025, at 11:00 a.m., Eastern time (10:00 a.m., Central time). At its special meeting of shareholders, in addition to other business, Steelcase will ask its shareholders to adopt the Merger Agreement and approve the first merger (the “Steelcase merger proposal”). Information about these meetings and the mergers is contained in the accompanying joint proxy statement/prospectus. In particular, see the section entitled “Risk Factors” beginning on page 27. We urge you to read the accompanying joint proxy statement/prospectus carefully and in its entirety.
The board of directors of HNI has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the issuance of HNI common stock in connection with the mergers, are in the best interests of HNI and its shareholders and recommends that its shareholders vote “FOR” the HNI common stock issuance proposal to be presented at the special meeting of holders of HNI common stock.
The board of directors of Steelcase has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are in the best interests of Steelcase and its shareholders and recommends that its shareholders vote “FOR” the proposals to be presented at the special meeting of holders of Steelcase common stock, including the Steelcase merger proposal.
YOUR VOTE IS IMPORTANT. The transactions contemplated by the Merger Agreement cannot be completed unless shareholders of HNI common stock approve the issuance of HNI common stock in connection with the mergers and shareholders of Steelcase common stock adopt the Merger Agreement and approve the first merger. Whether or not you plan to attend the applicable special meeting, please vote as soon as possible to make sure that your shares are represented. Submitting a proxy now will not prevent you from being able to vote in person at your special meeting if you are otherwise eligible to vote at such meeting.

Jeffrey D. Lorenger	Sara E. Armbruster
Chairman of the Board of Directors, President and Chief Executive Officer	President and Chief Executive Officer
HNI Corporation	Steelcase Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the mergers or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/prospectus is dated November 5, 2025 and is first being mailed to holders of HNI common stock and holders of Steelcase common stock on or about November 5, 2025.

HNI Corporation
600 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761-0071
Notice of Special Meeting of Shareholders
To the Shareholders of HNI Corporation:
On August 3, 2025, HNI Corporation (“HNI”) and Steelcase Inc. (“Steelcase”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock, par value $1.00 per share, of HNI (“HNI common stock” and such meeting, the “HNI special meeting”) will be held live on the internet in a virtual meeting format at www.virtualshareholdermeeting.com/HNI2025SM (the “HNI special meeting website”), on December 5, 2025, at 11:30 a.m., Eastern time (10:30 a.m., Central time). We are pleased to notify you of and invite you to the HNI special meeting.
At the HNI special meeting, you will be asked to consider and vote on the following matter:
•	Proposal to approve the issuance of shares of HNI common stock to holders of Steelcase common stock pursuant to the Merger Agreement (the “HNI common stock issuance proposal”).
The HNI board of directors has fixed the close of business on October 14, 2025 as the record date for the HNI special meeting. Only holders of record of HNI common stock as of the close of business on the record date for the HNI special meeting are entitled to notice of, and to vote at, the HNI special meeting or any adjournment or postponement thereof.
The HNI board of directors unanimously recommends that holders of HNI common stock vote “FOR” the HNI common stock issuance proposal.
Your vote is important. We cannot complete the transactions contemplated by the Merger Agreement unless holders of HNI common stock approve the HNI common stock issuance proposal. The approval of the HNI common stock issuance proposal requires the votes cast favoring the HNI common stock issuance proposal exceeding the votes cast opposing the HNI common stock issuance proposal, in each case, by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote at the HNI special meeting at which a quorum is present.
Each copy of the joint proxy statement/prospectus mailed to holders of HNI common stock is accompanied by a form of proxy card with instructions for voting.
You will be able to attend the HNI special meeting by visiting the HNI special meeting website and entering a 16-digit control number. If you hold your shares of HNI common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of HNI common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the HNI special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the HNI special meeting. If you join the HNI special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the HNI special meeting website, you will be able to attend the HNI special meeting and vote your shares online during the HNI special meeting.
Please vote as promptly as possible, whether or not you expect to attend the HNI special meeting via the HNI special meeting website. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (i) visiting the website address shown on your proxy card and following the instructions to vote online, (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (iii) completing, dating, signing and returning your proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the HNI special meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting at the HNI special meeting via the HNI special meeting website; any shareholder who is present at the HNI special meeting via the HNI special meeting website may vote, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the HNI special meeting in the manner described in the accompanying joint proxy statement/prospectus.
The accompanying joint proxy statement/prospectus provides a detailed description of the Merger Agreement and the mergers contemplated thereby. A summary of the Merger Agreement is included in the joint proxy statement/prospectus in the section entitled “The Merger Agreement,” and a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus. The joint proxy statement/prospectus, including the annexes thereto, is incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the joint proxy statement/prospectus (including the annexes thereto) and any documents incorporated by reference therein in their entirety.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Georgeson LLC, HNI’s proxy solicitor, by calling toll-free at 1-866-585-3807.

By Order of the Board of Directors

Steven M. Bradford
Senior Vice President, General Counsel and Secretary HNI Corporation November 5, 2025

Steelcase Inc.
901 44th Street SE
Grand Rapids, Michigan 49508
Notice of Special Meeting of Shareholders
To the Shareholders of Steelcase Inc.:
NOTICE IS HEREBY GIVEN to the shareholders of Steelcase Inc. (“Steelcase”) that a special meeting of holders of Class A common stock, no par value, of Steelcase (“Steelcase common stock,” and such meeting, the “Steelcase special meeting”) will be conducted virtually via live audio webcast at www.virtualshareholdermeeting.com/SCS2025SM (the “Steelcase special meeting website”) on December 5, 2025, at 11:00 a.m., Eastern time (10:00 a.m., Central time). We are pleased to notify you of and invite you to the Steelcase special meeting.
On August 3, 2025, Steelcase, HNI Corporation (“HNI”), Geranium Merger Sub I, Inc. (“Merger Sub Inc.”) and Geranium Merger Sub II, LLC (“Merger Sub LLC”) entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus. The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein (i) Merger Sub Inc. will be merged with and into Steelcase (the “first merger”), whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the first merger, Steelcase will be merged with and into Merger Sub LLC (the “second merger” and, together with the first merger, the “mergers”), whereupon the separate existence of Steelcase will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI.
At the Steelcase special meeting, you will be asked to consider and vote on the following matters:
(1)	a proposal to adopt the Merger Agreement and approve the first merger (the “Steelcase merger proposal”); and
(2)
a proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Steelcase’s named executive officers that is based on or otherwise relates to the mergers (the “Steelcase compensation proposal”).

The Steelcase board of directors has fixed the close of business on October 14, 2025 as the record date for the Steelcase special meeting. Only holders of record of Steelcase common stock as of the close of business on the record date for the Steelcase special meeting are entitled to notice of, and to vote at, the Steelcase special meeting or any adjournment or postponement thereof.
The Steelcase board of directors recommends that holders of Steelcase common stock vote “FOR” the Steelcase merger proposal and “FOR” the Steelcase compensation proposal.
Steelcase has determined that holders of Steelcase common stock are not entitled to appraisal or dissenters’ rights with respect to the first merger under Section 762 of the Michigan business corporation act.
Your vote is important. We cannot complete the transactions contemplated by the Merger Agreement unless the holders of Steelcase common stock approve the Steelcase merger proposal. The aﬃrmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon is required to approve the Steelcase merger proposal.
Each copy of the joint proxy statement/prospectus mailed to holders of Steelcase common stock is accompanied by a form of proxy card with instructions for voting.
You will be able to attend the Steelcase special meeting by visiting the Steelcase special meeting website and entering a 16-digit control number. If you hold your shares of Steelcase common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Steelcase common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Steelcase special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Steelcase special meeting. If you join the Steelcase special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Steelcase special meeting website, you will be able to attend and participate in the Steelcase special meeting, submit your questions during the Steelcase special meeting, and vote your shares online during the Steelcase special meeting. The list of the shareholders entitled to vote at the Steelcase special meeting will be available, through a link on the Steelcase special meeting website, during the entire Steelcase special meeting for inspection by any shareholder attending the Steelcase special meeting.
Please vote as promptly as possible, whether or not you expect to attend the Steelcase special meeting via the Steelcase special meeting website. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (i) visiting the website address shown on your proxy card and following the instructions to vote online, (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (iii) completing, dating, signing and returning your proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Steelcase special meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting at the Steelcase special meeting via the Steelcase special meeting website; any shareholder who is present at the Steelcase special meeting via the Steelcase special meeting website may vote, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the Steelcase special meeting in the manner described in the accompanying joint proxy statement/prospectus.
The accompanying joint proxy statement/prospectus describes in more detail the proposals listed above. We encourage you to carefully read and consider in its entirety the accompanying joint proxy statement/prospectus, including the annexes to the joint proxy statement/prospectus and the documents incorporated by reference in the joint proxy statement/prospectus, as it contains important information about, among other things, the Merger Agreement and the mergers.
If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Georgeson LLC, Steelcase’s proxy solicitor, by calling toll-free at 1-866-585-3828.
By Order of the Board of Directors,

Megan A. Blazina
Vice President, Chief Legal Officer & Secretary
Steelcase Inc.
November 5, 2025

ADDITIONAL INFORMATION
As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this joint proxy statement/prospectus incorporates important business and financial information about HNI and Steelcase from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the SEC website at http://www.sec.gov.
Copies of documents filed by HNI with the SEC are available at the investor relations page of HNI’s website, https://investors.hnicorp.com/financials/sec-filings/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to HNI at the address and telephone number below. Copies of documents filed by Steelcase with the SEC are available at the investor relations page of Steelcase’s website, https://ir.steelcase.com/financial-information/sec-filings/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to Steelcase at the address and telephone number below.

If you are an HNI shareholder:	If you are a Steelcase shareholder:

HNI Corporation 600 East Second Street Muscatine, Iowa 52761 (563) 272-7400 investorrelations@hnicorp.com Attention: Investor Relations	Steelcase Inc. 901 44th Street SE Grand Rapids, Michigan 49508 (616) 292-9274 ir@steelcase.com Attention: Investor Relations

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must make your request no later than five business days before the date of the applicable special meeting. This means that holders of HNI common stock requesting documents must do so by November 28, 2025 in order to receive them before the HNI special meeting, and holders of Steelcase common stock requesting documents must do so by November 28, 2025 in order to receive them before the Steelcase special meeting.
See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for further information. The contents of the websites of the SEC, HNI and Steelcase are not being incorporated into this joint proxy statement/prospectus. This information about how you can obtain certain documents that are being incorporated by reference into this joint proxy statement/prospectus at these websites is being provided only for your convenience.
i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by HNI, constitutes a prospectus of HNI under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of HNI common stock to be issued to holders of Steelcase common stock pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of HNI and Steelcase under Section 14(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding Steelcase has been provided by Steelcase and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding HNI has been provided by HNI.
You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated November 5, 2025, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate only as of the date of such incorporated document unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to holders of HNI common stock or holders of Steelcase common stock nor the issuance by HNI of shares of HNI common stock in connection with the mergers will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars. In this joint proxy statement/prospectus, except as otherwise indicated or the context otherwise requires:
•	“BofA Securities” means BofA Securities, Inc., financial advisor to Steelcase;
•
“Business Day” means any day other than a Saturday, Sunday or a day on which all banking institutions in Grand Rapids, Michigan or Muscatine, Iowa are authorized or obligated by law or executive order to close;

•	“business combination statute” means Section 490.1110 of the IBCA;
•	“Canceled Shares” means each share of Steelcase common stock held directly by HNI, Merger Sub Inc. or Merger Sub LLC immediately prior to the first effective time;
•	“Closing” means the closing of the mergers;
•	“closing date” means the date on which the Closing occurs;
•	“Code” means the Internal Revenue Code of 1986, as amended;
•	“combined company” means HNI after the consummation of the mergers;
•	“election deadline” means 5:00 p.m., Eastern time, on the date that is three Business Days prior to the closing date (or such other time and date as HNI and Steelcase shall agree);
•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•	“first effective time” means the effective time of the first merger;
•	“first merger” means the merger of Merger Sub Inc. with and into Steelcase pursuant to the Merger Agreement, with Steelcase surviving such merger;
•	“GAAP” means accounting principles generally accepted in the U.S.;
•	“Georgeson” means Georgeson LLC, proxy solicitor for HNI and Steelcase;
•	“Goldman Sachs” or “GS” means Goldman Sachs & Co. LLC, financial advisor to Steelcase;

•	“HNI” means HNI Corporation, an Iowa corporation;
•
“HNI acquisition proposal” means a proposal or offer from any person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving HNI, pursuant to which any such person (including such person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, 20% or more of the voting power of HNI, (ii) sale, license or other disposition, directly or indirectly, of assets of HNI (including the capital stock or other equity interests of any of its subsidiaries) or any subsidiary of HNI representing 20% or more of the consolidated assets, revenues or net income of HNI and its subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing 20% or more of the voting power of HNI, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing 20% or more of the voting power of HNI or (v) any related combination of the foregoing;

•	“HNI articles of incorporation” means the Amended and Restated Articles of Incorporation of HNI, as amended;
•	“HNI by-laws” means the Amended and Restated By-laws of HNI;
•	“HNI common stock” means the common stock, par value $1.00 per share, of HNI;
•
“HNI common stock reference price” means the volume-weighted average closing price, rounded to four decimal places, of one share of HNI common stock on the NYSE for the period of 10 consecutive trading days ending on the second full trading day preceding the first effective time;

•
“HNI intervening event” means a material event or circumstance that was not known to, or reasonably foreseeable by, the HNI board of directors on August 3, 2025 (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the HNI board of directors as of August 3, 2025), which event or circumstance, or any consequence thereof, becomes known to the HNI board of directors prior to the approval of the issuance of HNI common stock in connection with the mergers by the votes cast favoring such issuance exceeding the votes cast opposing such issuance, in each case, by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote at the HNI special meeting at which a quorum is present; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an HNI acquisition proposal constitute an HNI intervening event;

•	“HNI preferred stock” means shares of serial preferred stock, par value $1.00 per share;
•
“HNI superior proposal” means a bona fide written HNI acquisition proposal (provided, however, that for purposes of this definition, references to “20% or more” in the definition of “HNI acquisition proposal” shall be deemed to be references to “more than 50%”), which the HNI board of directors determines in good faith (after consultation with its financial advisors and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to HNI’s shareholders than the mergers and the other transactions contemplated by the Merger Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, and any changes to the terms of the Merger Agreement offered by Steelcase in response to such HNI acquisition proposal;

•	“Iowa law” or the “IBCA” means the Iowa Business Corporation Act;
•	“IRS” means the Internal Revenue Service;
•	“J.P. Morgan” means J.P. Morgan Securities LLC, financial advisor to HNI;
•	“Merger Agreement” means the Agreement and Plan of Merger, dated as of August 3, 2025, by and among HNI, Steelcase, Merger Sub Inc. and Merger Sub LLC, as amended from time to time;
•	“Merger Sub Inc.” means Geranium Merger Sub I, Inc., a Michigan corporation;
•	“Merger Sub LLC” means Geranium Merger Sub II, LLC, a Michigan limited liability company;

•	“mergers” means the first merger and the second merger;
•	“Michigan law” or the “MBCA” means the Michigan business corporation act;
•	“MLLCA” means the Michigan Limited Liability Company Act;
•	“NYSE” means the New York Stock Exchange;
•	“SEC” means the U.S. Securities and Exchange Commission;
•	“second effective time” means the effective time of the second merger;
•
“second merger” means the merger of the surviving corporation with and into Merger Sub LLC pursuant to the Merger Agreement, with Merger Sub LLC surviving such merger as a direct wholly owned subsidiary of HNI;

•	“Steelcase” means Steelcase Inc., a Michigan corporation;
•
“Steelcase acquisition proposal” means a proposal or offer from any person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Steelcase, pursuant to which any such person (including such person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, 20% or more of the voting power of Steelcase, (ii) sale, license or other disposition, directly or indirectly, of assets of Steelcase (including the capital stock or other equity interests of any of its subsidiaries) or any subsidiary of Steelcase representing 20% or more of the consolidated assets, revenues or net income of Steelcase and its subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing 20% or more of the voting power of Steelcase, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing 20% or more of the voting power of Steelcase or (v) any related combination of the foregoing;

•	“Steelcase articles of incorporation” means the Second Restated Articles of Incorporation of Steelcase, amended as of July 13, 2011;
•	“Steelcase by-laws” means the Amended By-laws of Steelcase, amended as of January 11, 2023;
•	“Steelcase common stock” means the Steelcase class A common stock, no par value;
•
“Steelcase intervening event” means a material event or circumstance that was not known by, or reasonably foreseeable to, the Steelcase board of directors on August 3, 2025 (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Steelcase board of directors as of August 3, 2025), which event or circumstance, or any consequence thereof, becomes known to the Steelcase board of directors prior to the adoption of the Merger Agreement and the approval of the first merger by the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon; provided that in no event will any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Steelcase acquisition proposal constitute a Steelcase intervening event;

•	“Steelcase stock” means Steelcase common stock and Steelcase class B common stock, no par value;
•
“Steelcase superior proposal” means a bona fide written Steelcase acquisition proposal (provided, however, that for purposes of this definition, references to “20% or more” in the definition of “Steelcase acquisition proposal” will be deemed to be references to “more than 50%”), which the Steelcase board of directors determines in good faith (after consultation with its financial advisors and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Steelcase’s shareholders than the mergers and the other transactions contemplated by the Merger Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, and any changes to the terms of the Merger Agreement offered by HNI in response to such Steelcase acquisition proposal;

•	“supporting shareholders” means Robert C. Pew III, Susan H. Taylor and Jennifer C. Niemann;

•	“surviving corporation” means Steelcase as the surviving corporation in the first merger;
•	“surviving entity” means Merger Sub LLC immediately after the consummation of the second merger;
•	“synergies” means the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the transactions;
•	“transactions” means the mergers and the other transactions contemplated by the Merger Agreement; and
•
“voting and support agreements” means the Voting and Support Agreement, dated as of August 3, 2025, by and among HNI, Robert C. Pew III and Susan H. Taylor, and the Voting and Support Agreement, dated as of August 3, 2025, by and between HNI and Jennifer C. Niemann.

v

Annex A	Agreement and Plan of Merger, dated as of August 3, 2025, by and among HNI Corporation, Steelcase Inc., Geranium Merger Sub I, Inc. and Geranium Merger Sub II, LLC.	A-1
Annex B	Voting and Support Agreement, dated as of August 3, 2025, by and among HNI Corporation, Robert C. Pew III and Susan H. Taylor	B-1
Annex C	Voting and Support Agreement, dated as of August 3, 2025, by and between HNI Corporation and Jennifer C. Niemann	C-1
Annex D	Opinion of JPMorgan Securities LLC	D-1
Annex E	Opinion of Goldman Sachs & Co. LLC	E-1
Annex F	Opinion of BofA Securities, Inc.	F-1

QUESTIONS AND ANSWERS
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because HNI, Merger Sub Inc., Merger Sub LLC and Steelcase have entered into an Agreement and Plan of Merger, dated as of August 3, 2025 (as it may be amended from time to time, the “Merger Agreement”). A copy of the Merger Agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Under the Merger Agreement, subject to the satisfaction (or to the extent permitted by law and in accordance with the Merger Agreement, waiver) of the conditions to the mergers set forth in the Merger Agreement, Merger Sub Inc. will merge with and into Steelcase (the “first merger”), whereupon the separate existence of Merger Sub Inc. shall cease, so that Steelcase is the surviving corporation (sometimes referred to in such capacity as the “surviving corporation”). Immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub LLC (the “second merger” and, together with the first merger, the “mergers”), whereupon the separate existence of the surviving corporation will cease, so that Merger Sub LLC is the surviving entity (sometimes referred to in such capacity as the “surviving entity”).

Completion of the mergers requires, among other things, that:
•	holders of Steelcase common stock adopt the Merger Agreement and approve the first merger; and
•	holders of HNI common stock approve the issuance of HNI common stock in connection with the mergers.
HNI is holding a special meeting of holders of HNI common stock (the “HNI special meeting”) to obtain approval of a proposal to approve the issuance of HNI common stock in connection with the mergers (the “HNI common stock issuance proposal”).
Steelcase is holding a special meeting of holders of Steelcase common stock (the “Steelcase special meeting”) at which holders of Steelcase common stock will be asked to adopt the Merger Agreement and approve the first merger (the “Steelcase merger proposal”). Holders of Steelcase common stock will also be asked to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Steelcase’s named executive officers that is based on or otherwise relates to the mergers (the “Steelcase compensation proposal”).
Concurrently with the execution and delivery of the Merger Agreement, on August 3, 2025, HNI entered into a voting and support agreement (each, a “voting agreement,” and together, the “voting agreements”) with each of (1) Robert C. Pew III and Susan H. Taylor (the “Pew voting agreement”) and (2) Jennifer C. Niemann. Each voting agreement provides, among other things, that the signatories thereto will cause the shares of Steelcase common stock held by the respective shareholder(s) named therein to be voted in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby and against specified types of alternative transactions and proposals with respect to Steelcase. Each voting agreement terminates upon the earliest to occur of (i) the first effective time, (ii) termination of the Merger Agreement, (iii) certain amendments to the Merger Agreement without the prior consent of a shareholder party to the applicable voting agreement or (iv) the mutual agreement of the parties thereto. Under each of the voting agreements, the shareholder parties are subject to restrictions on transfers of their shares of Steelcase common stock without the prior written consent of HNI and to non-solicitation obligations and related restrictions related to alternative business combination proposals with respect to Steelcase. The voting agreements apply to shares of Steelcase common stock accounting for approximately 5.39% of the number and voting power of outstanding shares of Steelcase common stock as of the record date for the Steelcase special meeting. Copies of the voting agreements are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively.
Neither the holders of Steelcase common stock nor the holders of HNI common stock are entitled to appraisal or dissenters’ rights in connection with the mergers.
This document is a proxy statement that is being delivered to the holders of HNI common stock in connection with the solicitation of proxies for the HNI special meeting and to the holders of Steelcase common stock in connection with the solicitation of proxies for the Steelcase special meeting. This document is also a prospectus that is being delivered to holders of Steelcase common stock because, in connection with the mergers, HNI is offering shares of HNI common stock to holders of Steelcase common stock.
This joint proxy statement/prospectus contains important information about the mergers and the proposals being voted on at the HNI special meeting and the Steelcase special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of HNI common stock or Steelcase common stock, as applicable, voted by proxy without attending your respective meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the mergers?
A:
In the first merger, Merger Sub Inc. will merge with and into Steelcase, whereupon the separate existence of Merger Sub Inc. will cease, so that Steelcase is the surviving corporation. In the second merger, immediately following the completion of the first merger, the surviving corporation will merge with and into Merger Sub LLC, whereupon the separate existence of the surviving corporation will cease, so that Merger Sub LLC is the surviving entity. Each share of Steelcase common stock issued and outstanding immediately prior to the first effective time (other than shares of Steelcase common stock held directly by HNI, Merger Sub Inc. or Merger Sub LLC) will, at the first effective time, be automatically canceled and converted into, at the election of the holder thereof, the right to receive the applicable merger consideration, as described below.

After completion of the mergers, Steelcase will cease to exist and will no longer be a public company and Steelcase common stock will be delisted from the NYSE, deregistered under the Exchange Act and cease to be publicly traded. Holders of HNI common stock will continue to own their existing shares of HNI common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” and the Merger Agreement attached as Annex A to this joint proxy statement/prospectus for more information about the mergers.
Q:	What will holders of Steelcase common stock receive in connection with the mergers?
A:
Pursuant to the Merger Agreement, at the effective time of the first merger (the “first effective time”), each share of Steelcase class A common stock, no par value (“Steelcase common stock”), issued and outstanding immediately before the first effective time (other than shares owned by HNI, Merger Sub Inc. and Merger Sub LLC) will convert into the right to receive, in accordance with and subject to the terms, conditions and procedures in the Merger Agreement, the following consideration (collectively with, if applicable, cash in lieu of fractional shares as described below, the “merger consideration”), without interest and subject to any required tax withholding: at the election of the holder of such share, subject to adjustment as described below (i) (a) 0.2192 shares of common stock of HNI (“HNI common stock”) and (b) $7.20 in cash (the “mixed consideration”); (ii) an amount of cash (the “cash consideration”), equal to the sum (rounded to two decimal places) of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price (rounded to four decimal places) of one share of HNI common stock on the New York Stock Exchange (the “NYSE”) for the period of 10 consecutive trading days ending on the second full trading day prior to the date on which the closing of the mergers occurs (the “HNI common stock reference price”); or (iii) a number of shares of HNI common stock (the “stock consideration”) equal to the sum of (a) 0.2192 and (b) the quotient (rounded to four decimal places) obtained by dividing $7.20 by the HNI common stock reference price; or in the case of any such share as to which the holder thereof does not make an election, the mixed consideration. See the information provided in the section entitled “The Merger Agreement—Merger Consideration.” The HNI common stock reference price will be calculated as the volume-weighted (based on the number of shares of HNI common stock traded on each trading day used for this calculation) average of the closing sale price per share of HNI common stock on the New York Stock Exchange during the applicable 10-consecutive-trading-day period.

Because the HNI common stock reference price will not be known with certainty at the time of the Steelcase special meeting, the exact amount of stock consideration or cash consideration (in each case, subject to automatic adjustment described above) will not be known until after Steelcase shareholders have voted on the Steelcase merger proposal. For more information on the merger consideration, including detailed illustrations of the potential automatic adjustment of the merger consideration for those Steelcase shareholders electing to receive cash consideration or stock consideration for their shares of Steelcase common stock, see the sections of the accompanying joint proxy statement/prospectus entitled “The Merger Agreement—Merger Consideration” beginning on page 121 and “The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 123.
Q:	What will holders of HNI common stock receive in connection with the mergers?
A:
Holders of HNI common stock will not receive any consideration in connection with the mergers, and their shares of HNI common stock will remain outstanding. Following the second effective time, shares of HNI common stock will continue to be listed on the NYSE under the trading symbol “HNI.”

Q:	How will Steelcase shareholders make an election as to the type of merger consideration they prefer to receive?
A:
Each holder of record of Steelcase common stock as of the close of business on October 30, 2025 will be mailed an election form (“Election Form”), including a letter of transmittal and related instructions. These materials will be mailed at least 20 Business Days in advance of the anticipated closing date. In addition, HNI will make available an Election Form (and other related documents) as may reasonably be requested by all persons who become record holders of Steelcase common stock between October 30, 2025 and the close of business on the Business Day prior to the election deadline. A holder of record of Steelcase common stock can make an election as to the type of merger consideration such shareholder prefers to receive by properly completing, signing and returning the Election Form in accordance with the related instructions. The Election Form will allow such holder to specify (x) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes an election to receive the mixed consideration (a “mixed election”); (y) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes an election to receive the cash consideration (a “cash election”); and (z) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes an election to receive the stock consideration (a “stock election”). Any Steelcase shareholder who does not make an election will be deemed to have made an election to receive the mixed consideration.

A Steelcase shareholder’s election as to the type of merger consideration will be effective only if the designated exchange agent (the “Exchange Agent”) has received a properly completed Election Form (including any required letter of transmittal, any Steelcase common stock certificates and other documents required by the Election Form) with respect to such election by the election deadline, which the Merger Agreement provides will be 5:00 p.m., Eastern time, three Business Days preceding the closing date (or such other time and date as HNI and Steelcase shall agree). As of the date of this joint proxy statement/prospectus, HNI and Steelcase have agreed to an election deadline of December 4, 2025. HNI and Steelcase will publicly announce the anticipated election deadline at least five Business Days prior to the anticipated election deadline.
A Steelcase shareholder making an election with respect to shares of Steelcase common stock represented by stock certificates must send those stock certificates (or guaranty of delivery of those stock certificates) to the Exchange Agent with such shareholder’s completed Election Form. If you own shares of Steelcase common stock in “street name” through a bank, broker or other nominee and you wish to make an election with respect to those shares, you should follow the instructions provided by your bank, broker or other nominee when making your election with respect to those shares.
Do NOT submit any stock certificates with your proxy card.
See the information provided in the section entitled “Merger Consideration Election; Conversion of Shares; Exchange of Steelcase Stock Certificates—Election Form/Letter of Transmittal.”
Q:	If I am a Steelcase shareholder, how will I receive the merger consideration to which I become entitled?
A:
If you hold shares of Steelcase common stock represented by a certificate, then, following the first effective time (1) the Exchange Agent will forward to you a form letter of transmittal to be completed and mailed by you to the Exchange Agent, unless the Exchange Agent previously received a properly completed and signed Election Form, together with any required letter of transmittal, from you by the election deadline with respect to those shares, and (2) once you have surrendered the certificate to the Exchange Agent (including if you surrendered the certificate to the Exchange Agent prior to the first effective time in connection with your making an effective election) and the Exchange Agent has received your duly completed and validly executed letter of transmittal and such other documents as may be required by the instructions to the letter of transmittal, the Exchange Agent will deliver the merger consideration to which you are entitled with respect to those shares. If you are a holder of shares of Steelcase common stock in book-entry form, you will not be required to take any specific action to receive the merger consideration with respect to those shares. After the first effective time, shares of Steelcase common stock held in book-entry form will be automatically exchanged for the applicable merger consideration. See the information provided in the section entitled “Merger Consideration Election; Conversion of Shares; Exchange of Steelcase Stock Certificates—Election Form/Letter of Transmittal.”
Q:	Will I receive the form of merger consideration that I request on the Election Form?
A:
Not necessarily. The aggregate amount of cash and the aggregate number of shares of HNI common stock to be paid and issued, respectively, to Steelcase shareholders pursuant to the Merger Agreement are fixed (other than in the case of any adjustment described in “The Merger Agreement—Merger Consideration—Adjustments”).

For detailed illustrations of the potential automatic adjustment of the merger consideration for those Steelcase shareholders electing to receive cash consideration or stock consideration for their shares of Steelcase common stock, see “The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations.”
Shares of Steelcase common stock held by a Steelcase shareholder who makes a mixed election with respect to those shares, and shares of Steelcase common stock held by a Steelcase shareholder who fails to make any valid election with respect to those shares, will convert at the first effective time into the right to receive, subject to the terms, conditions and procedures in the Merger Agreement, $7.20 in cash and 0.2192 shares of HNI common stock, which amounts are not subject to automatic adjustment.
If, however, there is an oversubscription of the aggregate amount of cash available to be paid by HNI to Steelcase shareholders as merger consideration (including as a result of changes in the trading price of HNI common stock and the corresponding impact on the HNI common stock reference price) due to the elections of Steelcase shareholders (or failure to make an election), the aggregate amount of cash payable by HNI in the mergers will not be increased. Similarly, if there is an oversubscription of the aggregate number of shares of HNI common stock to be issued by HNI to Steelcase shareholders as merger consideration (including as a result of changes in the trading price of HNI common stock and the corresponding impact on the HNI common stock reference price) due to the elections of Steelcase shareholders (or failure to make an election), the aggregate number of shares of HNI common stock to be issued by HNI in the mergers will not be increased. Rather, in either such case, the Exchange Agent will allocate between cash and shares of HNI common stock in the manner described in “The Merger Agreement—Merger Consideration—Cash Consideration” and “The Merger Agreement—Merger Consideration—Stock Consideration” to ensure that the total amount of cash paid and the total number of shares of HNI common stock issued in the mergers is the same as what would be paid and issued if all Steelcase shareholders entitled to the merger consideration were to receive the mixed consideration.
Accordingly, there is no assurance that a Steelcase shareholder that has made a valid election to receive the cash consideration or the stock consideration will receive the form of consideration elected with respect to the shares of Steelcase common stock held by such shareholder.
Q:	What is the deadline for Steelcase shareholders to make an election as to their preferred form of merger consideration?
A:
A Steelcase shareholder’s election as to their preferred form of merger consideration, to be properly made, must be received by the Exchange Agent by the election deadline, which the Merger Agreement provides will be 5:00 p.m., Eastern time, three Business Days preceding the closing date (or such other time and date as HNI and Steelcase shall agree). Steelcase and HNI will issue a press release announcing the date of the election deadline.

As of the date of this joint proxy statement/prospectus, HNI and Steelcase have agreed to an election deadline of December 4, 2025. HNI and Steelcase will publicly announce the anticipated election deadline at least five Business Days prior to the anticipated election deadline.
Q:	What happens if a Steelcase shareholder does not send an Election Form or if the shareholder’s Election Form is not received by the election deadline?
A:
If you are a Steelcase shareholder, and the Exchange Agent does not receive a properly completed and signed Election Form from you on or prior to the election deadline, then you will be deemed to have elected to receive mixed consideration with respect to your shares of Steelcase common stock. You bear the risk of delivery of the Election Form to the Exchange Agent.

Q:	Can I change my election after the Election Form has been submitted?
A:
Yes. You may revoke your election prior to the election deadline by submitting a written notice of revocation to the Exchange Agent. A revocation must specify the name of the shareholder that made the election to be revoked and be signed by the shareholder in the same manner as the original signature on the Election Form by which such election was made. If you wish to submit a new election, you must do so in accordance with the election procedures described in this joint proxy statement/prospectus and the Election Form. If you instructed a bank, broker or other nominee holder to submit an election for your shares, you must follow directions from your bank, broker or other nominee for changing those instructions. A notice of revocation must be received by the Exchange Agent prior to the election deadline to be valid.

Q:	May I transfer shares of Steelcase common stock after making an election?
A:
Yes, but only if you revoke your election or the Merger Agreement is terminated. Once you properly make an election with respect to any shares of Steelcase common stock, you will be unable to sell or otherwise transfer those shares, unless you properly revoke your election or the Merger Agreement is terminated.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the first effective time?
A:
Yes. Although the aggregate number of shares of HNI common stock that holders of Steelcase common stock will receive is fixed, the value of the aggregate merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the first merger based on the market value of HNI common stock. Any fluctuation in the market price of HNI common stock after the date of this joint proxy statement/prospectus will change the value of the shares of HNI common stock that holders of Steelcase common stock will receive. See the information provided in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	How will the mergers affect the Steelcase equity and cash awards?
A:
Restricted Stock Unit Awards. Each Steelcase restricted stock unit award that is outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, that vests based solely on continued service, and that is unvested as of immediately prior to the first effective time will be assumed by HNI and converted into an award that settles in an amount in cash (that accrues interest using the agreed upon applicable interest rate, as adjusted for the Steelcase’s credit rating as of the end of Steelcase’s fiscal year prior to the Closing (the “applicable interest rate”)) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying such Steelcase restricted stock unit award based on an election to receive mixed consideration.

Deferred Restricted Stock Units. Each Steelcase deferred restricted stock unit award that remains outstanding immediately prior to the first effective time, all of which are held by current non-employee members of Steelcase’s board of directors, will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (i) the number of shares of Steelcase common stock subject to such Steelcase deferred restricted stock unit award immediately prior to the first effective time by (ii) the cash consideration.

Performance Unit Awards. Each Steelcase performance unit award that remains outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, will be assumed by HNI and converted into an award that vests based solely on the holder’s continued employment with HNI and settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying the Steelcase performance unit award based on an election to receive the mixed consideration (with the performance-based vesting condition that applied to the Steelcase performance unit award immediately prior to the first effective time deemed attained at 150% of target performance based on Steelcase’s actual performance).
Cash-Based Awards. Each Steelcase cash-based award which vests based on the achievement of performance-based criteria that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and Steelcase’s Incentive Compensation Plan (which we refer to as the “ICP”) (with the performance-based vesting condition that applied to such cash-based awards immediately prior to the first effective time deemed attained at 150% of target performance for cash-based awards granted in fiscal year 2024 and 140% of target performance for cash-based awards granted in fiscal years 2025 and 2026, in all cases, based on Steelcase’s actual performance, and accruing interest using the applicable interest rate for the remainder of the applicable performance period).
Cash Bonus Opportunity Awards. Each Steelcase cash bonus opportunity award which vests solely based on continued service that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and the ICP.
Treatment of Equity and Cash Awards Following the First Effective Time. Following the first effective time, the Steelcase restricted stock unit awards and Steelcase performance unit awards held by Steelcase’s employees that convert into awards with respect to HNI common stock and restricted cash in the manner described above will remain subject to the same terms and conditions as applied to the corresponding Steelcase restricted stock unit award or Steelcase performance unit award, as applicable, including all applicable service-based vesting conditions, but excluding any performance conditions. Following the first effective time, the Steelcase cash-based awards held by Steelcase’s employees that convert into HNI cash-based awards will remain subject to the same terms and conditions as applied to the corresponding Steelcase cash-based awards, including all applicable service-based vesting conditions, but excluding any performance conditions.
Q:	When and where will each of the special meetings take place?
A:
The HNI special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/HNI2025SM, on December 5, 2025, at 11:30 a.m., Eastern time (10:30 a.m., Central time). There will be no physical location for the HNI special meeting.

The Steelcase special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SCS2025SM, on December 5, 2025, at 11:00 a.m., Eastern time (10:00 a.m., Central time). There will be no physical location for the Steelcase special meeting.
Even if you plan to attend the HNI special meeting or the Steelcase special meeting, as applicable, HNI and Steelcase each recommend that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the applicable special meeting.
Q:	What matters will be considered at each of the special meetings?
A:	At the HNI special meeting, holders of HNI common stock will be asked to consider and vote on the following proposal:
HNI common stock issuance proposal: approval of the HNI common stock issuance.
At the Steelcase special meeting, holders of Steelcase common stock will be asked to consider and vote on the following proposals:
Proposal 1 — Steelcase merger proposal: adoption of the Merger Agreement and approval of the first merger; and

Proposal 2 — Steelcase compensation proposal: approval, on a non-binding, advisory basis, of the compensation that may be paid or become payable to Steelcase’s named executive officers that is based on or otherwise relates to the mergers.
Completion of the mergers requires, among other things, that holders of HNI common stock approve the HNI common stock issuance proposal and holders of Steelcase common stock approve the Steelcase merger proposal. The approval of the Steelcase compensation proposal is not a condition to the obligations of HNI or Steelcase to complete the mergers.
Q:	How can I attend the HNI special meeting?
A:
The HNI special meeting will be a virtual-only meeting conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/HNI2025SM. There will be no physical location for the HNI special meeting.

You will be able to attend the HNI special meeting by visiting the HNI special meeting website at www.virtualshareholdermeeting.com/HNI2025SM and entering a 16-digit control number. If you hold your shares of HNI common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of HNI common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the HNI special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the HNI special meeting. If you join the HNI special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the HNI special meeting website, you will be able to attend the HNI special meeting and vote your shares online during the HNI special meeting.
HNI shareholders who participate in the HNI special meeting via the HNI special meeting website will be considered to have attended the HNI special meeting and to have been present at the HNI special meeting “in person,” including for purposes of determining a quorum and counting votes.
Q:	How can I attend the Steelcase special meeting?
A:
The Steelcase special meeting will be a virtual-only meeting conducted exclusively via live audio webcast at www.virtualshareholdermeeting.com/SCS2025SM. There will be no physical location for the Steelcase special meeting.

You will be able to attend the Steelcase special meeting by visiting the Steelcase special meeting website at www.virtualshareholdermeeting.com/SCS2025SM and entering a 16-digit control number. If you hold your shares of Steelcase common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Steelcase common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Steelcase special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Steelcase special meeting. If you join the Steelcase special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Steelcase special meeting website, you will be able to attend and participate in the Steelcase special meeting, submit your questions during the Steelcase special meeting, and vote your shares online during the Steelcase special meeting.
Steelcase shareholders who participate in the Steelcase special meeting via the Steelcase special meeting website will be considered to have attended the Steelcase special meeting and to have been present at the Steelcase special meeting “in person,” including for purposes of determining a quorum and counting votes.
Q:	Who do I contact if I am encountering difficulties attending each of the special meetings?
A:
If you encounter technical difficulties attending the HNI special meeting, please call the technical support telephone number that will be posted at www.virtualshareholdermeeting.com/HNI2025SM. Technicians will be available to assist you.

If you encounter technical difficulties attending the Steelcase special meeting, please call the technical support telephone number that will be posted at www.virtualshareholdermeeting.com/SCS2025SM. Technicians will be available to assist you.
Q:	How does the HNI board of directors recommend that I vote at the HNI special meeting?
A:	The HNI board of directors recommends that you vote “FOR” the HNI common stock issuance proposal.
In considering the recommendations of the HNI board of directors, holders of HNI common stock should be aware that HNI directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of HNI common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of HNI’s Directors and Executive Officers in the Mergers.”
Q:	How does the Steelcase board of directors recommend that I vote at the Steelcase special meeting?
A:	The Steelcase board of directors recommends that the holders of Steelcase common stock vote “FOR” the Steelcase merger proposal and “FOR” the Steelcase compensation proposal.
In considering the recommendations of the Steelcase board of directors, holders of Steelcase common stock should be aware that Steelcase directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of Steelcase common stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers.”
Q:	Do any of Steelcase’s directors or executive officers have interests in the mergers that may differ from or be in addition to the interests of holders of Steelcase common stock?
A:
Yes. In considering the recommendation of Steelcase’s board of directors to vote for the Steelcase merger proposal and the Steelcase compensation proposal, you should be aware that Steelcase’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of Steelcase common stock generally. The Steelcase board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), in adopting and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers) and in recommending to holders of Steelcase common stock that they vote to approve the Steelcase merger proposal and the Steelcase compensation proposal. For a more detailed discussion of these interests, see the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers.”

Q:	Do any of HNI’s directors or executive officers have interests in the mergers that may differ from or be in addition to the interests of holders of HNI common stock?
A:
Yes. In considering the recommendation of HNI’s board of directors to vote for the HNI common stock issuance proposal, you should be aware that HNI’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of HNI common stock generally. The HNI board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), in adopting and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers) and in recommending to holders of HNI common stock that they vote to approve the HNI common stock issuance proposal. For a more detailed discussion of these interests, see the section entitled “The Mergers—Interests of HNI’s Directors and Executive Officers in the Mergers.”

Q:	Who is entitled to vote at the HNI special meeting?
A:
The record date for the HNI special meeting is October 14, 2025. All holders of HNI common stock who held shares at the close of business on the record date for the HNI special meeting are entitled to receive notice of, and to vote at, the HNI special meeting. If you hold your shares of HNI common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in

“street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the HNI special meeting. See the answer to the question “How can I attend the HNI special meeting?” above for additional information.
Each holder of HNI common stock is entitled to cast one vote on each matter properly brought before the HNI special meeting for each share of HNI common stock that such holder owned of record as of the record date. As of the close of business on the record date for the HNI special meeting, there were 45,843,684 outstanding shares of HNI common stock. Attendance at the HNI special meeting is not required to vote. See the section entitled “The HNI Special Meeting—Proxies” for instructions on how to vote your shares without attending the HNI special meeting.
Q:	Who is entitled to vote at the Steelcase special meeting?
A:
The record date for the Steelcase special meeting is October 14, 2025. All holders of Steelcase common stock who held shares at the close of business on the record date for the Steelcase special meeting are entitled to receive notice of, and to vote at, the Steelcase special meeting. If you hold your shares of Steelcase common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the Steelcase special meeting. See the answer to the question “How can I attend the Steelcase special meeting?” above for additional information.

Each holder of Steelcase common stock is entitled to cast one vote on each matter properly brought before the Steelcase special meeting for each share of Steelcase common stock that such holder owned of record as of the record date for the Steelcase special meeting. As of the close of business on the record date for the Steelcase special meeting, there were 114,842,079 outstanding shares of Steelcase common stock. Attendance at the Steelcase special meeting is not required to vote. See the section entitled “The Steelcase Special Meeting—Proxies” for instructions on how to vote your shares without attending the Steelcase special meeting.
Q:	What constitutes a quorum for the HNI special meeting?
A:
A majority of the outstanding HNI common shares entitled to vote, represented in person or by proxy, shall constitute a quorum for action on that matter at the HNI special meeting. In the event that a quorum is not present at the HNI special meeting, the chairman of the HNI special meeting may adjourn the HNI special meeting to a later date and time (in each case, subject to applicable law and compliance with HNI’s articles of incorporation and bylaws). If you fail to submit a proxy or to vote at the HNI special meeting on a proposal, or fail to instruct your bank, broker or other nominee how to vote on any proposals, your shares of HNI common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What constitutes a quorum for the Steelcase special meeting?
A:
The holders of a majority of the voting power of shares entitled to vote at the Steelcase special meeting must be present or represented by proxy at the Steelcase special meeting to constitute a quorum for the transaction of business at the Steelcase special meeting. In the event that a quorum is not present at the Steelcase special meeting, the chairman of the Steelcase special meeting may adjourn the Steelcase special meeting to a later date and time (in each case, subject to applicable law and compliance with the Steelcase articles of incorporation and by-laws). If you fail to submit a proxy or to vote at the Steelcase special meeting, or fail to instruct your bank, broker or other nominee how to vote, your shares of Steelcase common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	If my shares of common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?
A:
If you hold your shares in a stock brokerage account or if your shares are held by a bank, broker or other nominee (that is, in “street name”) and fail to give voting instructions, your bank, broker or other nominee will not vote those shares. This applies to shares of both HNI common stock and Steelcase common stock.

Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to HNI or Steelcase or by voting at either special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Further, brokers who hold shares of HNI common stock or Steelcase common stock may not give a proxy to HNI or Steelcase to vote those shares on any of the HNI proposals or any of the Steelcase proposals, respectively, without specific instructions from their customers.
Q:	What vote is required for the approval of each proposal at the HNI special meeting?
A:
HNI common stock issuance proposal: approval of the HNI common stock issuance proposal requires the affirmative vote of a majority of the votes cast at the HNI special meeting. Shares of HNI common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the HNI common stock issuance proposal.

Q:	What vote is required for the approval of each proposal at the Steelcase special meeting?
A:
Proposal 1 – Steelcase merger proposal: approval of the Steelcase merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon at the Steelcase special meeting. Shares of Steelcase common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the Steelcase merger proposal; and

Proposal 2 – Steelcase compensation proposal: approval of the Steelcase compensation proposal requires the affirmative vote of the majority of the votes cast at the Steelcase special meeting, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the outcome of the Steelcase compensation proposal.
Concurrently with the execution and delivery of the Merger Agreement, on August 3, 2025, HNI entered into voting agreements with each of (1) Robert C. Pew III and Susan H. Taylor and (2) Jennifer C. Niemann. Each voting agreement provides, among other things, that the signatories thereto will cause the shares of Steelcase common stock held by the respective shareholder(s) named therein to be voted in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby and against specified types of alternative transactions and proposals with respect to Steelcase. Each voting agreement terminates upon the earliest to occur of (i) the first effective time, (ii) termination of the Merger Agreement, (iii) certain amendments to the Merger Agreement without the prior consent of a shareholder party to the applicable voting agreement or (iv) the mutual agreement of the parties thereto. Under each of the voting agreements, the shareholder parties are subject to restrictions on transfers of their shares of Steelcase common stock without the prior written consent of HNI and to non-solicitation obligations and related restrictions related to alternative business combination proposals with respect to Steelcase. The voting agreements apply to shares of Steelcase common stock accounting for approximately 5.39% of the number and voting power of outstanding shares of Steelcase common stock as of the record date for the Steelcase special meeting. Copies of the voting agreements are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively.
Q:	Why am I being asked to consider and vote on the Steelcase compensation proposal?
A:
Under SEC rules, Steelcase is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Steelcase’s named executive officers that is based on or otherwise relates to the mergers.

Q:	What happens if the holders of Steelcase common stock do not approve, by non-binding, advisory vote, the compensation proposal?
A:
The vote on the Steelcase compensation proposal is separate and apart from the vote to approve the other proposal being presented at the Steelcase special meeting. Because the vote on the Steelcase compensation proposal is advisory only, it will not be binding upon Steelcase, HNI, or the surviving entity or affect their obligation to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, the compensation that is the subject of the Steelcase compensation proposal will be paid to Steelcase’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of Steelcase common stock do not approve the Steelcase compensation proposal.

Q:	What if I hold shares in both HNI and Steelcase?
A:
If you hold shares of both HNI common stock and Steelcase common stock, you will receive two separate packages of proxy materials. A vote cast as a holder of HNI common stock will not count as a vote cast as a holder of Steelcase common stock, and a vote cast as a holder of Steelcase common stock will not count as a vote cast as a holder of HNI common stock. Therefore, please submit separate proxies for your shares of HNI common stock and your shares of Steelcase common stock.

Q:	How can I vote my shares while in attendance at my respective special meeting?
A:
Record holders: Shares held directly in your name as the holder of record of HNI common stock or Steelcase common stock may be voted at the HNI special meeting or the Steelcase special meeting, as applicable. If you choose to vote your shares of HNI common stock at the HNI special meeting via the HNI special meeting website, please follow the instructions on your proxy card. If you choose to vote your shares of Steelcase common stock at the Steelcase special meeting via the Steelcase special meeting website, please follow the instructions on your proxy card.

Shares in “street name”: If your shares of HNI common stock or Steelcase common stock are held in street name and you wish to vote your shares at the HNI special meeting or the Steelcase special meeting, as applicable, you must have your specific 16-digit control number, which is included on your proxy card or the voting instruction form from your bank, broker or other nominee. Please contact your bank, broker or other nominee to obtain further instructions.
Shares held in the HNI Retirement Plan. If you participate in the HNI retirement plan, the proxy card you receive will include common stock allocated to your account. Properly completed and signed proxy cards will serve to instruct the plan trustee on how to vote any shares allocated to your account and a portion of all shares as to which no instructions have been received, referred to as “undirected shares,” from plan participants. The proportion of the undirected shares to which your instructions will apply will be equal to the proportion of the shares to which the trustee receives instructions represented by your shares.
Even if you plan to attend the HNI special meeting or the Steelcase special meeting, as applicable, HNI and Steelcase each recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend your respective special meeting.
Additional information on attending the special meetings can be found in the section entitled “The HNI Special Meeting” and in the section entitled “The Steelcase Special Meeting.”
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold shares directly as the holder of record of HNI common stock or Steelcase common stock or you beneficially own shares held in “street name,” you may direct your vote by proxy without attending the HNI special meeting or the Steelcase special meeting, as applicable.

If you are a record holder of HNI common stock or Steelcase common stock, you can vote by proxy over the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you beneficially own shares held in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.
Shares held in the HNI Retirement Plan. If you participate in the HNI retirement plan, the proxy card you receive will include common stock allocated to your account. Properly completed and signed proxy cards, in addition to telephone and internet voting in advance of the HNI special meeting, will serve to instruct the plan trustee on how to vote any shares allocated to your account and a portion of all shares as to which no instructions have been received, referred to as “undirected shares,” from plan participants. The proportion of the undirected shares to which your instructions will apply will be equal to the proportion of the shares to which the trustee receives instructions represented by your shares.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern time (10:59 p.m., Central time) on the day before the HNI special meeting or the Steelcase special meeting, as applicable. If you intend to submit your proxy by mail, your completed and signed proxy card must be received prior to the HNI special meeting or the Steelcase special meeting, as applicable.

Additional information on attending the special meetings can be found under the section entitled “The HNI Special Meeting” and under the section entitled “The Steelcase Special Meeting.”
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of HNI common stock or Steelcase common stock as a holder of record, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting. If you beneficially own shares held in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for HNI or Steelcase, as applicable, to obtain the necessary quorum to hold its respective special meeting. In addition, your failure to submit a proxy or vote at the respective special meeting, or failure to instruct your bank, broker or other nominee how to vote, will have the same effect as a vote “AGAINST” the Steelcase merger proposal.

The HNI common stock issuance proposal requires the votes cast favoring the HNI common stock issuance proposal exceed the votes cast opposing the HNI common stock issuance proposal by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote at the HNI special meeting at which a quorum is present. The HNI board of directors recommends that you vote “FOR” the HNI common stock issuance proposal.
The Steelcase merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon at the Steelcase special meeting. The Steelcase compensation proposal requires the affirmative vote of the majority of the votes cast at the Steelcase special meeting. The Steelcase board of directors recommends that you vote “FOR” the Steelcase merger proposal and “FOR” the Steelcase compensation proposal.
Q:	Can I change my vote after I have delivered my proxy or voting instruction card?
A:	Yes. You can change your vote at any time before your proxy is voted at your respective special meeting. You can do this by:
•	timely delivery of a written notice of revocation of your proxy to Steelcase’s or HNI’s secretary or corporate secretary, as applicable, before the date of the respective special meeting;
•	signing and returning a subsequently dated proxy by 11:59 p.m., Eastern time (10:59 p.m., Central time) on the day before the HNI special meeting or the Steelcase special meeting, as applicable;
•	voting by telephone or the Internet at a later time; or
•	attending and voting at the respective special meeting.
If you hold your shares of HNI common stock or Steelcase common stock through a bank, broker or other nominee, you should contact your bank, broker, trustee or other nominee to change your vote.
Q:	Will HNI be required to submit the HNI common stock issuance proposal to its shareholders even if the HNI board of directors has withdrawn or modified its recommendation?
A:
Yes. Unless the Merger Agreement is terminated before the HNI special meeting, HNI is required to submit the HNI common stock issuance proposal to its shareholders even if the HNI board of directors has withdrawn or modified its recommendation.

Q:	Will Steelcase be required to submit the Steelcase merger proposal to its shareholders even if the Steelcase board of directors has withdrawn or modified its recommendation?
A:
Yes. Unless the Merger Agreement is terminated before the Steelcase special meeting, Steelcase is required to submit the Steelcase merger proposal to its shareholders even if the Steelcase board of directors has withdrawn or modified its recommendation.

Q:	What happens if I sell my shares of HNI common stock or Steelcase common stock after the record date but before the date of the HNI special meeting or the Steelcase special meeting?
A:
The respective record dates for the HNI special meeting and the Steelcase special meeting are earlier than the date of the HNI special meeting and the Steelcase special meeting and the date that the mergers are expected to be completed. If you transfer your shares of HNI common stock or Steelcase common stock after the applicable record date but before the date of the HNI special meeting or the Steelcase special meeting, you will retain your right to vote at the HNI special meeting or the Steelcase special meeting, as applicable, but holders of Steelcase common stock who have transferred their shares of Steelcase common stock before the first effective time will not have the right to receive the merger consideration to be received by the holders of Steelcase common stock in the first merger. To receive the merger consideration, you must hold your shares of Steelcase common stock through the first effective time.

Q:	Are holders of HNI common stock or holders of Steelcase common stock entitled to appraisal or dissenters’ rights?
A:
No. No appraisal or dissenters’ rights will be available to the holders of HNI common stock or the holders of Steelcase common stock in connection with the mergers. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in the Mergers.”

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the HNI common stock issuance proposal or the Steelcase merger proposal, or the other proposals to be considered at the HNI special meeting or the Steelcase special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth herein in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of HNI and Steelcase contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the mergers to holders of Steelcase common stock?
A:
The mergers are intended, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The completion of the mergers, however, is not conditioned on the mergers qualifying for such treatment or upon the receipt of an opinion of counsel to that effect. In addition, an opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither HNI nor Steelcase intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even if HNI and Steelcase conclude that the mergers qualify for such tax treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. Assuming the mergers do so qualify as a reorganization, the U.S. federal income tax consequences of the mergers to a particular U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers”) of Steelcase common stock will depend on whether such holder of Steelcase common stock receives cash, shares of HNI common stock or a combination of cash and shares of HNI common stock in exchange for such holder’s shares of Steelcase common stock. In general,

•
a U.S. Holder who receives solely shares of HNI common stock in exchange for shares of Steelcase common stock in the mergers will generally not recognize gain or loss as a result of such exchange. A U.S. Holder’s aggregate tax basis in the HNI common stock received in exchange for the Steelcase common stock surrendered will equal the U.S. Holder’s aggregate tax basis in the shares of Steelcase common stock exchanged therefor;

•
a U.S. Holder of Steelcase common stock who receives solely cash in exchange for shares of Steelcase common stock in the mergers generally will recognize capital gain or loss equal to the difference between the amount of cash received by such holder and such holder’s adjusted tax basis in the shares of Steelcase common stock exchanged therefor; and

•
a U.S. Holder of Steelcase common stock who exchanges shares of Steelcase common stock for a combination of HNI common stock and cash will recognize gain, if any, (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value at the first effective time of the HNI common stock received in exchange for such shares of Steelcase common stock in the mergers, minus such holder’s adjusted tax basis in the shares of Steelcase common stock exchanged therefor and (ii) the amount of cash received by such holder in exchange for such shares of Steelcase common stock.
Notwithstanding the foregoing, it is possible that a holder may be required to treat any gain recognized or cash received as a dividend in certain circumstances, as described in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers—Treatment as a Dividend.”
You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the mergers.
Q:	When are the mergers expected to be completed?
A:
HNI and Steelcase expect the mergers to close by the end of calendar year 2025. However, neither HNI nor Steelcase can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both HNI and Steelcase. HNI and Steelcase must obtain the approval of the holders of HNI common stock for the HNI common stock issuance proposal and of the holders of Steelcase common stock for the Steelcase merger proposal, as well as obtain regulatory approval and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the mergers?
A:
The obligations of HNI and Steelcase to complete the mergers are subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including (a) the adoption of the Merger Agreement and the approval of the first merger by the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon; (b) approval of the issuance of HNI common stock in connection with the mergers by the votes cast favoring the HNI common stock issuance exceeding the votes cast opposing the HNI common stock issuance, in each case, by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote; (c) the shares of HNI common stock to be issued to holders of Steelcase common stock in connection with the mergers being approved for listing on the NYSE, subject to official notice of issuance; (d) the effectiveness of the registration statement to be filed by HNI with the SEC in connection with the registration under the Securities Act of 1933, as amended, of the HNI common stock to be issued in the mergers; (e) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the mergers; (f) the absence of an injunction or law prohibiting the mergers; (g) the accuracy of the parties’ respective representations and warranties, subject to standards of materiality set forth in the Merger Agreement, (h) material compliance by each party with its respective obligations under the Merger Agreement; and (i) the absence of a material adverse effect with respect to each of HNI and Steelcase. See “The Merger Agreement—Conditions to Completion of the Mergers.”

Q:	What happens if the mergers are not completed?
A:
If the mergers are not completed, holders of Steelcase common stock will not receive any merger consideration for their shares of Steelcase common stock in connection with the mergers, and Steelcase common stock will not be exchanged for HNI common stock, cash or a mixture of HNI common stock and cash in connection with the mergers. Instead, Steelcase will remain an independent public company, Steelcase common stock will continue to be listed on the NYSE, and HNI will not complete the issuance of shares of HNI common stock pursuant to the Merger Agreement. In addition, the Merger Agreement provides for the payment by Steelcase to HNI of a termination fee of $67 million if the Merger Agreement is terminated in specified circumstances, and for payment by HNI to Steelcase of a termination fee of $71 million or $134 million, as applicable, if the Merger Agreement is terminated in specified circumstances. See the section entitled “The Merger Agreement—Termination Fees” for a more detailed discussion of the circumstances under which a termination fee will be required to be paid by either HNI or Steelcase.

Q:	Should I send in my Steelcase stock certificates now?
A:
Please do not send in your stock certificates with your proxy. If you hold shares of Steelcase common stock in certificated form, you should instead submit your Steelcase stock certificates to the Exchange Agent with your Election Form for those shares in accordance with the instructions accompanying the Election Form. If you hold shares of Steelcase common stock in certificated form and do not submit your stock certificates to the Exchange Agent with an Election Form by the election deadline, after the mergers are completed, the Exchange Agent will send you a letter of transmittal and instructions for exchanging your Steelcase stock certificates for the merger consideration. See the section entitled “The Merger Agreement—Merger Consideration” for more information.
Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you hold shares of HNI common stock or Steelcase common stock in “street name” and also directly in your name as a holder of record or otherwise, or if you hold shares of HNI common stock or Steelcase common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record holders: For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of HNI common stock or Steelcase common stock are voted.
Shares in “street name”: For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.
Q:	Who can help answer my questions?
A:
HNI shareholders: If you have any questions about the mergers or how to submit your proxy card or voting instruction form, or if you need additional copies of this joint proxy statement/prospectus, please contact HNI’s corporate secretary at 600 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761 or by telephone at (563) 272-7400, or HNI’s proxy solicitor, Georgeson, by calling toll-free at 1-866-585-3807.

Steelcase shareholders: If you have any questions about the mergers or how to submit your proxy card or voting instruction form, or if you need additional copies of this joint proxy statement/prospectus, please contact Steelcase’s secretary at 901 44th St SE, Grand Rapids, MI 49508, or by telephone at (616) 247-2710, or Steelcase’s proxy solicitor, Georgeson, by calling toll-free at 1-866-585-3828.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about HNI and Steelcase into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”
The Parties to the Mergers (pages 66 and 67)
HNI Corporation is incorporated under the laws of the State of Iowa and maintains its principal executive office in Muscatine, Iowa. HNI is a manufacturer of commercial furnishings and building products, operating under two segments. The Workplace Furnishings segment is a leading designer and provider of commercial furnishings, going to market under multiple unique brands. The residential building products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood and pellet-burning fireplaces, inserts, stoves, facings and accessories. Shares of HNI’s common stock are listed on the NYSE under the symbol “HNI”. HNI’s principal executive office is located at 600 East Second Street, Muscatine, Iowa 52761 and its telephone number is (563) 272-7400.
Geranium Merger Sub I, Inc. is a wholly owned subsidiary of HNI. Merger Sub Inc. was formed solely for the purpose of completing the mergers. Merger Sub Inc. has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers. Merger Sub Inc. was formed in the State of Michigan on July 30, 2025. Merger Sub Inc.’s principal executive office is located at 600 East Second Street, Muscatine, Iowa 52761 and its telephone number is (563) 272-7400.
Geranium Merger Sub II, LLC is a wholly owned subsidiary of HNI. Merger Sub LLC was formed solely for the purpose of completing the mergers. Merger Sub LLC has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the mergers. Merger Sub LLC was formed in the State of Michigan on July 30, 2025. Merger Sub LLC’s principal executive office is located at 600 East Second Street, Muscatine, Iowa 52761 and its telephone number is (563) 272-7400.
Steelcase Inc. is a global design and furniture company incorporated in the State of Michigan and maintains its principal executive office in Grand Rapids, Michigan. Steelcase was founded in 1912 and became publicly traded in 1998. Through its community of brands which include Steelcase®, AMQ®, Coalesse®, Designtex®, HALCON™, Orangebox®, Smith System® and Viccarbe®, Steelcase offers a comprehensive portfolio of furniture and interior architectural products and services. Steelcase has approximately 11,300 employees and operates manufacturing and distribution center facilities in 22 principal locations. Steelcase common stock is traded on the NYSE under the symbol “SCS.” Steelcase’s principal executive office is located at 901 44th Street SE, Grand Rapids, Michigan 49508, its telephone number is (616) 247-2710 and its website is www.steelcase.com. The information on Steelcase’s website is not part of this joint proxy statement/prospectus, and the reference to Steelcase’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
The Mergers and the Merger Agreement (pages 68 and 121)
The terms and conditions of the mergers are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.
The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein, (i) Merger Sub Inc. will be merged with and into Steelcase (the “first merger”), whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the first merger, Steelcase will be merged with and into Merger Sub LLC (the “second merger,” and, together with the first merger, the “mergers”), whereupon the separate existence of Steelcase will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI.

Merger Consideration
Pursuant to the Merger Agreement, at the effective time of the first merger (the “first effective time”), each share of Steelcase class A common stock, no par value (“Steelcase common stock”), issued and outstanding immediately before the first effective time (other than shares owned by HNI, Merger Sub Inc. and Merger Sub LLC) will convert into the right to receive, in accordance with and subject to the terms, conditions and procedures in the Merger Agreement, the following consideration (collectively with, if applicable, cash in lieu of fractional shares as described below, the “merger consideration”), without interest and subject to any required tax withholding: at the election of the holder of such share, subject to adjustment as described below (i) (a) 0.2192 shares of common stock of HNI (“HNI common stock”) and (b) $7.20 in cash (the “mixed consideration”); (ii) an amount of cash (the “cash consideration”), equal to the sum (rounded to two decimal places) of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the volume-weighted average closing price (rounded to four decimal places) of one share of HNI common stock on the New York Stock Exchange (the “NYSE”) for the period of 10 consecutive trading days ending on the second full trading day prior to the date on which the closing of the mergers occurs (the “HNI common stock reference price”); or (iii) a number of shares of HNI common stock (the “stock consideration”) equal to the sum of (a) 0.2192 and (b) the quotient (rounded to four decimal places) obtained by dividing $7.20 by the HNI common stock reference price; or in the case of any such share as to which the holder thereof does not make an election, the mixed consideration. The merger consideration to be paid to holders of Steelcase common stock electing to receive the cash consideration or the stock consideration in connection with the mergers is subject, pursuant to the Merger Agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of HNI common stock issued in the mergers is the same as what would be paid and issued if all holders of Steelcase common stock entitled to the merger consideration were to receive the mixed consideration at the first effective time. No fractional shares of HNI common stock will be issued in the mergers, and holders of Steelcase common stock will receive cash in lieu of any fractional shares of HNI common stock.
At least 20 business days prior to the anticipated closing date, an election form (“Election Form”) will be mailed to all record holders of Steelcase common stock as of October 30, 2025. The Election Form will allow each Steelcase shareholder to specify: (x) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes a mixed election; (y) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes a cash election; and (z) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes a stock election. If a Steelcase shareholder does not make an election, such Steelcase shareholder will be deemed to have elected to receive the mixed consideration.
HNI common stock is listed on the NYSE under the symbol “HNI”, and Steelcase common stock is listed on the NYSE under the symbol “SCS.” The following table shows the closing sale prices of HNI common stock and Steelcase common stock as reported on the NYSE on August 1, 2025, the last full trading day before the public announcement of the Merger Agreement, and on October 31, 2025, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Steelcase common stock, which was calculated by adding (x) the product of the closing price of HNI common stock on those dates multiplied by 0.2192, representing the stock component of the merger consideration, and (y) $7.20, representing the cash component of the merger consideration.

	HNI Common Stock	Steelcase Common Stock	Implied Value of One Share of Steelcase Common Stock
August 1, 2025	$50.62	$10.18	$18.30
October 31, 2025	$40.92	$15.96	$16.17

For more information on the merger consideration, see the sections entitled “The Mergers—Terms of the Mergers,” “The Merger Agreement—Merger Consideration” and “The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations.”

Ownership Following the Mergers
Based on the fully diluted shares of HNI and Steelcase as of the date of the Merger Agreement, we estimate that holders of Steelcase common stock immediately prior to the first effective time will own approximately 36% of the common stock of HNI immediately following completion of the mergers and holders of HNI common stock immediately prior to the first effective time will own approximately 64% of the common stock of HNI immediately following completion of the mergers.
Treatment of Steelcase Equity and Cash Awards (page 127)
Restricted Stock Unit Awards. Each Steelcase restricted stock unit award that is outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, that vests based solely on continued service, and that is unvested as of immediately prior to the first effective time will be assumed by HNI and converted into an award that settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying such Steelcase restricted stock unit award based on an election to receive mixed consideration.
Deferred Restricted Stock Units. Each Steelcase deferred restricted stock unit award that remains outstanding immediately prior to the first effective time, all of which are held by current non-employee members of Steelcase’s board of directors, will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (i) the number of shares of Steelcase common stock subject to such Steelcase deferred restricted stock unit award immediately prior to the first effective time by (ii) the cash consideration.
Performance Unit Awards. Each Steelcase performance unit award that remains outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, will be assumed by HNI and converted into an award that vests based solely on the holder’s continued employment with HNI and settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying the Steelcase performance unit award based on an election to receive the mixed consideration (with the performance-based vesting condition that applied to the Steelcase performance unit award immediately prior to the first effective time deemed attained at 150% of target performance based on Steelcase’s actual performance).
Cash-Based Awards. Each Steelcase cash-based award which vests based on the achievement of performance-based criteria that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and the ICP (with the performance-based vesting condition that applied to such cash-based awards immediately prior to the first effective time deemed attained at 150% of target performance for cash-based awards granted in fiscal year 2024 and 140% of target performance for cash-based awards granted in fiscal years 2025 and 2026, in all cases, based on Steelcase’s actual performance, and accruing interest using the applicable interest rate for the remainder of the applicable performance period).
Cash Bonus Opportunity Awards. Each Steelcase cash bonus opportunity award which vests solely based on continued service that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and the ICP.
Treatment of Equity and Cash Awards Following the First Effective Time. Following the first effective time, the Steelcase restricted stock unit awards and Steelcase performance unit awards held by Steelcase’s employees that convert into awards with respect to HNI common stock and restricted cash in the manner described above will remain subject to the same terms and conditions as applied to the corresponding Steelcase restricted stock unit award or Steelcase performance unit award, as applicable, including all applicable service-based vesting conditions, but excluding any performance conditions. Following the first effective time, the Steelcase cash-based awards held by Steelcase’s employees that convert into HNI cash-based awards will remain subject to the same terms and conditions as applied to the corresponding Steelcase cash-based awards, including all applicable service-based vesting conditions, but excluding any performance conditions.

Material U.S. Federal Income Tax Consequences of the Mergers (page 148)
The mergers are intended, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The completion of the mergers, however, is not conditioned on the mergers qualifying for such treatment or upon the receipt of an opinion of counsel to that effect. In addition, an opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither HNI nor Steelcase intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even if HNI and Steelcase conclude that the mergers qualify for such tax treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.
You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the mergers.
You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to federal, state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult your tax advisor for a full understanding of the tax consequences to you of the mergers.
HNI’s Reasons for the Mergers; Recommendation of the HNI Board of Directors (page 76)
The HNI board of directors has, by resolutions unanimously adopted thereby, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are in the best interests of HNI and its shareholders. The HNI board of directors recommends that holders of HNI common stock vote “FOR” the HNI common stock issuance proposal. For a more detailed discussion of the HNI board of directors’ recommendation, see the section entitled “The Mergers—HNI’s Reasons for the Mergers; Recommendation of the HNI Board of Directors.”
Steelcase’s Reasons for the Mergers; Recommendation of the Steelcase Board of Directors (page 86)
The Steelcase board of directors has, by resolutions unanimously adopted by the directors present and voting (with Jennifer C. Niemann abstaining), approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are in the best interests of Steelcase and its shareholders. The Steelcase board of directors recommends that holders of Steelcase common stock vote “FOR” the proposals to be presented at the Steelcase special meeting, including the Steelcase merger proposal. For a more detailed discussion of the recommendation of the Steelcase board of directors, see the section entitled “The Mergers—Steelcase’s Reasons for the Mergers; Recommendation of the Steelcase Board of Directors.”
Opinion of HNI’s Financial Advisor (page 79)
At the meeting of the HNI board of directors on August 3, 2025, J.P. Morgan Securities LLC (“J.P. Morgan”) rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 3, 2025, to the HNI board of directors to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate merger consideration to be paid by HNI in the proposed transaction was fair, from a financial point of view, to HNI. The full text of the written opinion of J.P. Morgan, dated August 3, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. HNI shareholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the HNI board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed transaction, and was limited to the fairness, from a financial point of view, of the aggregate merger consideration to be paid by HNI in the proposed transaction and did not address any other aspect of the proposed transaction. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed transaction to the holders of any class of securities, creditors or other constituencies of HNI or as to the underlying decision by HNI to engage in the proposed transaction. The opinion does not constitute a recommendation to any HNI shareholder as to how such shareholder should vote with respect to the proposed transaction or any other matter.
Opinions of Steelcase’s Financial Advisors (page 90)
Opinion of BofA Securities, Inc.
In connection with the mergers, BofA Securities, Inc. (“BofA Securities”), Steelcase’s financial advisor, delivered to Steelcase’s board of directors a written opinion, dated August 3, 2025, as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be received in the mergers by holders of Steelcase common stock (other than Canceled Shares). The full text of the written opinion, dated August 3, 2025, of BofA Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. BofA Securities provided its opinion to Steelcase’s board of directors (in its capacity as such) for the benefit and use of Steelcase’s board of directors in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Securities’ opinion does not address any other aspect of the mergers, and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to Steelcase or in which Steelcase might engage or as to the underlying business decision of Steelcase to proceed with or effect the mergers. BofA Securities’ opinion does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed mergers or any related matter.
Opinion of Goldman Sachs & Co. LLC.
Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to Steelcase’s board of directors that, as of August 3, 2025 and based upon and subject to the factors and assumptions set forth therein, the Aggregate Consideration (collectively, the mixed consideration, the cash consideration and the stock consideration) to be paid to the holders (other than HNI and its affiliates) of the outstanding shares of Steelcase stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated August 3, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus. Goldman Sachs provided advisory services and its opinion for the information and assistance of Steelcase’s board of directors in connection with its consideration of the transactions contemplated by the Merger Agreement (the “transaction”). Goldman Sachs’ opinion is not a recommendation as to how any holder of Steelcase stock should vote with respect to the transaction or any other matter. Pursuant to an engagement letter between Steelcase and Goldman Sachs, Steelcase has agreed to pay Goldman Sachs a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $33 million, all of which is contingent upon consummation of the transactions contemplated by the Merger Agreement.
Appraisal or Dissenters’ Rights in the Mergers (page 120)
Holders of Steelcase common stock are not entitled to appraisal or dissenters’ rights under the Section 762 of the Michigan Business Corporation Act (the “MBCA” or “Michigan law”) in connection with the mergers. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in the Mergers.”
Holders of HNI common stock are not entitled to appraisal or dissenters’ rights under Section 490.1302 of the Iowa Corporation Business Act (the “ICBA” or “Iowa law:”) in connection with the mergers. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in the Mergers.”
Interests of HNI’s Directors and Executive Officers in the Mergers (page 112)
In considering the recommendation of the HNI board of directors to vote for the HNI common stock issuance proposal, holders of HNI common stock should be aware that the directors and executive officers of HNI may have interests in the mergers that are different from, or in addition to, the interests of holders of HNI common stock generally. The HNI board of directors was aware of these interests and considered them, among other matters, in making its recommendation that HNI shareholders vote to approve the HNI common stock issuance proposal.

These interests include (i) the continued service of all the members of the HNI board of directors, including HNI’s chief executive officer, and (ii) the continued service of all executive officers, including HNI’s chief executive officer, who will remain in their current positions following the mergers, in each case, as further described in the section entitled “The Mergers—HNI Board of Directors After the Mergers.”
These interests are discussed in more detail in the section entitled “The Mergers—Interests of HNI’s Directors and Executive Officers in the Mergers.” The HNI board of directors was aware of the additional or different interests set forth herein (other than any interests that arose following HNI’s entry into the Merger Agreement) and considered such interests along with other matters in evaluating the mergers, negotiating and approving the proposed transaction and making the recommendation that HNI shareholders vote to approve the issuance of shares of HNI common stock.
Interests of Steelcase’s Directors and Executive Officers in the Mergers (page 112)
In considering the recommendation of Steelcase’s board of directors to vote for the Steelcase merger proposal and the Steelcase compensation proposal, holders of Steelcase common stock should be aware that the directors and executive officers of Steelcase may have interests in the mergers that are different from, or in addition to, the interests of holders of Steelcase common stock generally. The Steelcase board of directors was aware of these interests and considered them, among other matters, in making its recommendation that holders of Steelcase common stock vote to approve the Steelcase merger proposal and the Steelcase compensation proposal.
These interests potentially include:
•
the accelerated vesting of outstanding and unvested Steelcase restricted stock units, performance units and cash-based awards held by Steelcase executive officers upon a qualifying termination of employment following the closing of the mergers;

•
severance payments and benefits payable to executive officers of Steelcase under the Steelcase Executive Severance Plan (the “executive severance plan”) upon a qualifying termination of employment following the closing of the mergers;

•	a pro-rated annual cash bonus payment with respect to the performance period in which the closing of the mergers occur, payable shortly following the Closing;
•	a tax gross-up payment related to any excise taxes incurred by an executive officer under Section 280G or 4999 of the Code in accordance with the terms of the executive severance plan;
•	Steelcase’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement; and
•
Timothy C. E. Brown and Linda K. Williams will each be appointed to serve on the board of directors of HNI as of the first effective time, as further described in the section entitled “The Mergers—HNI Board of Directors After the Mergers”;

The Steelcase board of directors was aware of and considered these respective interests when deciding to adopt and approve the Merger Agreement and in recommending to holders of Steelcase common stock that they vote to approve the Steelcase merger proposal and the Steelcase compensation proposal. For more information, see the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers.”
Jennifer C. Niemann was present at the meeting at which the Steelcase board of directors decided to adopt and approve the Merger Agreement and recommended to holders of Steelcase common stock that they vote to approve the Steelcase merger proposal and the Steelcase compensation proposal, but Ms. Niemann abstained from the vote. See the section entitled “The Mergers—Background of the Mergers.”
HNI Board of Directors After the Mergers (page 119)
Pursuant to the Merger Agreement, the HNI board of directors will take all necessary corporate action so that, upon the first effective time, the HNI board of directors will be increased by two members to a total of 12 members and two members of the Steelcase board of directors, Timothy C. E. Brown and Linda K. Williams, will be appointed as members of the HNI board of directors. For more information, see the section entitled “The Mergers—HNI Board of Directors After the Mergers.”

Regulatory Matters (page 119)
The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), which provide that certain transactions may not be completed until notification and report forms are furnished to the Antitrust Division of the United States Department of Justice (the “DOJ”) and the United States Federal Trade Commission (the “FTC”), and the HSR Act waiting period is terminated or expires. On August 29, 2025, HNI and Steelcase each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. HNI withdrew its HSR Notification and Report Form on September 29, 2025 and subsequently refiled on October 1, 2025. The HSR Act waiting period applicable to the transaction expired at 11:59 p.m. Eastern time on October 31, 2025.
Conditions to Completion of the Mergers (page 141)
Under the terms of the Merger Agreement, the completion of the mergers depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•	(i) HNI having obtained the HNI shareholder approval and (ii) Steelcase having obtained the Steelcase shareholder approval;
•	the shares of HNI common stock to be issued in connection with the mergers having been approved for listing on the NYSE, subject to official notice of issuance;
•
the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, having become effective under the Securities Act, and not being the subject of any stop order or any legal, administrative or other similar proceedings or actions by or before the SEC seeking a stop order;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the mergers having expired or early termination thereof having been granted; and
•
no governmental authority of competent jurisdiction having issued or entered any order or promulgated or enacted any law after the date of the Merger Agreement having the effect of enjoining or otherwise prohibiting the completion of the mergers.

In addition, under the terms of the Merger Agreement, the obligations of each of HNI, Merger Sub Inc. and Merger Sub LLC to complete the mergers are subject to the satisfaction or (to the extent permitted by law) waiver by HNI of the following conditions:
•	accuracy as of the date of the Merger Agreement and as of the closing date of the representations and warranties made by Steelcase to the extent specified in the Merger Agreement;
•	Steelcase having performed or complied in all material respects with its obligations under the Merger Agreement required to be performed or complied with on or prior to the closing of the mergers;
•
since the date of the Merger Agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on Steelcase; and

•	HNI having received a certificate from an executive officer of Steelcase certifying that the above conditions have been satisfied.
In addition, under the terms of the Merger Agreement, the obligations of Steelcase to complete the mergers are subject to the satisfaction or (to the extent permitted by law) waiver by Steelcase of the following conditions:
•
accuracy as of the date of the Merger Agreement and as of the closing date of the representations and warranties made by HNI, Merger Sub Inc. and Merger Sub LLC to the extent specified in the Merger Agreement;

•
HNI, Merger Sub Inc. and Merger Sub LLC having performed or complied in all material respects with each of their respective obligations required under the Merger Agreement to be performed or complied with on or prior to the closing of the mergers;

•
since the date of the Merger Agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on HNI; and

•	Steelcase having received a certificate from an executive officer of HNI certifying that the above conditions have been satisfied.
Termination of the Merger Agreement; Termination Fees (pages 142 and 144)
The Merger Agreement may be terminated at any time prior to the first effective time in the following circumstances:
•	by the mutual written consent of each of HNI and Steelcase;
•
by either HNI or Steelcase if the Closing does not occur on or before May 4, 2026, subject to an automatic extension for up to three periods of three months in the event that (i) any applicable waiting period under the HSR Act relating to the consummation of the mergers has not expired or early termination has not been granted or (ii) a governmental authority has issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the consummation of the mergers, if such restraint is in respect of an antitrust law, but all other conditions described in “—Conditions to Completion of the Mergers” above have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time));

•	by either HNI or Steelcase if there exists a law or final and nonappealable order permanently restraining or prohibiting the mergers;
•	by either HNI or Steelcase upon a failure to obtain the Steelcase shareholder approval or the HNI shareholder approval (in either case after a shareholder meeting is held for such purpose);
•
by either HNI or Steelcase, respectively in the event of an uncured or uncurable breach by the other party (in the case of HNI, including Merger Sub Inc. and Merger Sub LLC) of its representations, warranties, covenants or other agreements under the Merger Agreement, which would result in failure of the conditions related to representations and warranties or performance of obligations under the Merger Agreement;

•
by Steelcase, prior to receipt of the Steelcase shareholder approval, to enter into a definitive agreement with respect to a Steelcase superior proposal, to the extent permitted by the Merger Agreement and provided that Steelcase pays the Steelcase termination fee or by HNI, at any time prior to receipt of the HNI shareholder approval, to enter into a definitive agreement with respect to an HNI superior proposal to the extent permitted by the Merger Agreement and provided that HNI pays the HNI termination fee;

•
by Steelcase in the event that prior to receipt of the HNI shareholder approval (i) the HNI board of directors makes an HNI adverse recommendation change, (ii) HNI or the HNI board of directors fails to include the HNI board recommendation in this joint proxy statement/prospectus, (iii) HNI materially breaches any of its non-solicitation obligations or (iv) the HNI board of directors fails to (A) publicly reaffirm the HNI board recommendation within 10 Business Days of receipt of a written request by Steelcase to provide such reaffirmation following receipt by HNI of an HNI acquisition proposal that is publicly announced and not publicly withdrawn or (B) recommend against any HNI acquisition proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer; and

•
by HNI in the event that prior to receipt of the Steelcase shareholder approval (i) the Steelcase board of directors makes a Steelcase adverse recommendation change, (ii) Steelcase or the Steelcase board of directors fails to include the Steelcase board recommendation in this joint proxy statement/prospectus, (iii) Steelcase materially breaches any of its non-solicitation obligations or (iv) the Steelcase board of directors fails to (A) publicly reaffirm the Steelcase board recommendation within ten Business Days of receipt of a written request by HNI to provide such reaffirmation following receipt by Steelcase of a Steelcase acquisition proposal that is publicly announced and not publicly withdrawn or (B) recommend against any Steelcase acquisition proposal that is a tender or exchange offer subject to

Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.
The Merger Agreement provides for the payment by Steelcase to HNI of a termination fee of $67 million if the Merger Agreement is terminated in specified circumstances and for payment by HNI to Steelcase of a termination fee of $71 million or $134 million, as applicable, if the Merger Agreement is terminated in specified circumstances.
No Solicitation (page 140)
Under the terms of the Merger Agreement:
•
each of HNI and Steelcase will (and will cause each of their subsidiaries and its and their respective officers and directors to) immediately cease, and will instruct and use its reasonable best efforts to cause its and their respective other representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any HNI acquisition proposal or Steelcase acquisition proposal, as applicable and in each case other than the transactions contemplated by the Merger Agreement; and

•
each of HNI and Steelcase will not, and will not authorize, and will use their reasonable best efforts not to permit any of their respective representatives, to, directly or indirectly through another person (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to an HNI acquisition proposal or Steelcase acquisition proposal, as applicable, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person relating to or for the purpose of encouraging or facilitating any HNI acquisition proposal or Steelcase acquisition proposal, as applicable, or grant any waiver or release under or fail to use commercially reasonable efforts to enforce any standstill, confidentiality or other similar agreement (except if the applicable board of directors determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties), (C) approve, authorize, declare advisable or recommend any HNI acquisition proposal or Steelcase acquisition proposal, as applicable, (D) execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any HNI acquisition proposal or Steelcase acquisition proposal, as applicable, (other than certain permitted confidentiality agreements), or (E) resolve to do any of the foregoing and (iii) each of HNI and Steelcase will not provide and will, within one Business Day of the date of the Merger Agreement, terminate access of any third party to any data room that has been set up with respect to or in the context of a possible HNI acquisition proposal or Steelcase acquisition proposal, as applicable, and (iv) within one Business Day of the date of the Merger Agreement, Steelcase will demand return or destruction of all confidential, non-public information and materials that have been provided to third parties relating to a possible Steelcase acquisition proposal within the 12-month period preceding the date of the Merger Agreement.

For a more complete description of the limitations on solicitation of acquisition proposals from third parties and the ability of each of the respective boards of directors of HNI and Steelcase to change its recommendation with respect to the mergers, see “The Merger Agreement—Agreement Not to Solicit Other Offers.”
The Voting and Support Agreements (page 147)
Concurrently with the execution and delivery of the Merger Agreement, HNI entered into a voting and support agreement with each of (i) Robert C. Pew III and Susan H. Taylor and (ii) Jennifer C. Niemann, pursuant to which, among other things, Mr. Pew, Ms. Taylor and Ms. Niemann (the “supporting shareholders”) agreed, subject to the terms of the voting and support agreements, to (i) vote the shares of Steelcase common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Merger Agreement, and against any competing transaction and (ii) not transfer his or her shares of Steelcase common stock prior to the Steelcase special meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of (i) the first effective time, (ii) the termination of the Merger Agreement, (iii) any amendment to the Merger Agreement without the prior written consent of the supporting shareholders that (A) decreases the amount or changes the form of the merger consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the merger consideration to the Steelcase shareholders or (C) extends the Termination Date (as defined in the Merger Agreement) (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) or (iv) the mutual written consent of the parties to such voting and support agreement. As of October 14, 2025, the record date for the Steelcase special meeting, Mr. Pew and Ms. Niemann owned and held the sole dispositive and voting power over shares of Steelcase common stock representing approximately 5.39% of the voting power represented by all issued and outstanding shares of Steelcase common stock. Copies of the voting and support agreements with Mr. Pew and Ms. Niemann are attached to this joint proxy statement/prospectus as Annex B and Annex C, respectively.
Accounting Treatment (page 119)
The mergers will be accounted for as an acquisition of Steelcase by HNI under the acquisition method of accounting in accordance with accounting principles generally accepted in the U.S. (“GAAP”). For additional information, see “The Mergers—Accounting Treatment.”
The Rights of Steelcase’s Shareholders Will Change as a Result of the First Merger (page 156)
The rights of Steelcase shareholders are governed by Michigan law and by the Steelcase articles of incorporation and Steelcase by-laws. At the first effective time, Steelcase shareholders will become HNI shareholders, and their rights will be governed by Iowa Business Corporation Act (the “IBCA” or “Iowa law”) and the HNI articles of incorporation and the HNI bylaws. Steelcase shareholders will have different rights once they become HNI shareholders due to differences between the Steelcase governing documents and Michigan law, on the one hand, and the HNI governing documents and Iowa law, on the other hand. These differences are described in more detail in the section entitled “Comparison of Shareholders’ Rights.”
Listing of HNI Common Stock; Delisting and Deregistration of Steelcase Common Stock (page 120)
Following the mergers, shares of HNI common stock will continue to be listed on the NYSE. Following the mergers, Steelcase common stock will be delisted from the NYSE and deregistered under the Exchange Act.
The HNI Special Meeting (page 54)
The HNI special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/HNI2025SM, on December 5, 2025, at 11:30 a.m., Eastern time (10:30 a.m., Central time). There will be no physical location for the HNI special meeting. At the HNI special meeting, holders of HNI common stock will be asked to consider and vote on the following proposal:
•	the HNI common stock issuance proposal.
You may vote at the HNI special meeting if you owned shares of HNI common stock at the close of business on October 14, 2025. On that date, there were 45,843,684 shares of HNI common stock outstanding, of which approximately 1.8% of the HNI common stock was owned and entitled to be voted by HNI directors and executive officers and their affiliates. We currently expect that HNI’s directors and executive officers will vote their shares in favor of the HNI common stock issuance proposal and the other proposals to be considered at the HNI special meeting. As of October 14, 2025, the record date for the HNI special meeting, HNI’s directors owned and held sole dispositive and voting power over shares of HNI common stock representing approximately 1.2% of the voting power represented by all issued and outstanding shares of HNI common stock.
The HNI common stock issuance proposal will be approved if the votes cast favoring the HNI common stock issuance proposal exceed the votes cast opposing the HNI common stock issuance proposal, in each case, by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote at the HNI special meeting at which a quorum is present. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the HNI special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the HNI common stock issuance, it will have no effect on such proposal.

The Steelcase Special Meeting (page 59)
The Steelcase special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/SCS2025SM, on December 5, 2025 at 11:00 a.m. Eastern time (10:00 a.m., Central time). There will be no physical location for the Steelcase special meeting. At the Steelcase special meeting, holders of Steelcase common stock will be asked to consider and vote on the following proposals:
•	the Steelcase merger proposal; and
•	the Steelcase compensation proposal.
You may vote at the Steelcase special meeting if you owned shares of Steelcase common stock at the close of business on October 14, 2025. On that date, there were 114,842,079 shares of Steelcase common stock outstanding, of which approximately 6.59% of the Steelcase common stock was owned and entitled to be voted by Steelcase directors and executive officers and their affiliates. We currently expect that Steelcase’s directors and executive officers will vote their shares in favor of the Steelcase merger proposal and the other proposals to be considered at the Steelcase special meeting, although only Robert C. Pew III and Jennifer C. Niemann have entered into voting and support agreements obligating them to do so. As of October 14, 2025, the record date for the Steelcase special meeting, Steelcase’s directors owned and held sole dispositive and voting power over shares of Steelcase common stock representing approximately 5.85% of the voting power represented by all issued and outstanding shares of Steelcase common stock.
The Steelcase merger proposal will be approved if the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon at the Steelcase special meeting are voted in favor of such proposal. The Steelcase compensation proposal will be approved if the majority of the votes cast at the Steelcase special meeting are voted in favor of such proposal.
If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Steelcase special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Steelcase merger proposal, it will have the same effect as a vote against approval of the proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Steelcase special meeting or fail to instruct your bank, broker or other nominee how to vote with respect to the Steelcase compensation proposal, it will have no effect on the proposal.
Litigation Related to the Mergers (page 120)
As of November 2, 2025, Steelcase and HNI have received letters from counsel representing purported shareholders of Steelcase alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. Steelcase and HNI believe such allegations are without merit.
Risk Factors (page 27)
In evaluating the Merger Agreement, the mergers or the issuance of shares of HNI common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” and in HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024 and Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS
An investment by Steelcase’s shareholders in HNI common stock as a result of the exchange of shares of HNI common stock for shares of Steelcase common stock in the mergers involves certain risks. Similarly, a decision on the part of HNI shareholders to approve the HNI common stock issuance proposal also involves risks for HNI shareholders. Certain material risks and uncertainties connected with the Merger Agreement and the transactions contemplated thereby, including the mergers and ownership of HNI common stock are discussed below. In addition, HNI and Steelcase discuss certain other material risks connected with the ownership of HNI common stock and with HNI’s business, and with the ownership of Steelcase common stock and Steelcase’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC or may be filed with the SEC after the date of this joint proxy statement/prospectus, each of which reports is or will be incorporated by reference in this joint proxy statement/prospectus.
Holders of Steelcase common stock and holders of HNI common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Steelcase special meeting or the HNI special meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of HNI common stock that you, as an existing HNI shareholder, currently hold or that you, as an existing Steelcase shareholder, will hold upon the completion of the mergers, and could result in a decline in the value of HNI common stock.
Risks Related to the Mergers
The mergers are subject to conditions, some or all of which may not be satisfied, and may not be completed on a timely basis, if at all. Failure to complete the mergers on a timely basis or at all could have adverse effects on Steelcase and HNI.
The completion of the mergers is subject to a number of conditions, including, among others, (i) the approval by HNI shareholders of the HNI common stock issuance proposal, (ii) the approval by Steelcase shareholders of the Steelcase merger proposal and (iii) expiration or termination of any applicable waiting period under the HSR Act, which make the completion and timing of the mergers uncertain. For a more detailed discussion regarding conditions to the mergers, see “The Merger Agreement—Conditions to Completion of the Mergers,” beginning on page 141. Also, either HNI or Steelcase may terminate the Merger Agreement if the mergers have not been consummated on or before 5:00 p.m. (Chicago, Illinois, United States time) on May 4, 2026 (subject to the earliest date on which such termination may be effected being extended under the circumstances specified in the Merger Agreement to, at the latest, February 4, 2027), except that this right to terminate the Merger Agreement is not available to any party that has materially breached any of its obligations under the Merger Agreement if such breach has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before such date.
If the mergers are not completed, Steelcase’s and HNI’s respective ongoing businesses, financial conditions, financial results and stock prices could be materially adversely affected, and HNI and Steelcase would forgo any benefit of completing the mergers. In that event, HNI and Steelcase would be subject to a number of risks, including the following:
•	the market price of HNI common stock and/or Steelcase common stock could be reduced to the extent that the current market price reflects a market assumption that the transaction will be completed;
•
HNI could owe Steelcase a termination fee of $71 million or $134 million, as applicable, if the Merger Agreement were terminated under specified circumstances as described in the section titled “The Merger Agreement—Termination Fees” beginning on page 144;

•
Steelcase could owe HNI a termination fee of $67 million if the Merger Agreement were terminated under specified circumstances as described in the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 142;

•	HNI and/or Steelcase could experience negative reactions from the financial markets or from their respective customers, dealers, suppliers or employees; and
•
HNI and Steelcase could become involved in litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against HNI or Steelcase to perform their respective obligations pursuant to the Merger Agreement.

The Merger Agreement contains provisions that limit the ability of Steelcase and HNI to pursue alternatives to the mergers, could discourage a third party from making a favorable alternative transaction proposal to either Steelcase or HNI and, in specified circumstances, could require Steelcase or HNI to pay a termination fee in connection with a termination of the Merger Agreement.
The Merger Agreement contains provisions that limit the ability of Steelcase and HNI to solicit, discuss or enter into an agreement with respect to an acquisition proposal for Steelcase or HNI. Each of the Steelcase board of directors and the HNI board of directors is subject to restrictions on withdrawing, qualifying or modifying its recommendation to Steelcase shareholders or HNI shareholders, as applicable, in favor of the mergers and to certain other related restrictions. In addition, Steelcase and HNI generally must be given an opportunity to offer to modify the terms of the transactions contemplated by the Merger Agreement before the Steelcase board of directors or HNI board of directors, as applicable, may withdraw or qualify its recommendation with respect to the mergers or terminate the Merger Agreement in connection with a third-party acquisition proposal.
In some circumstances relating to Steelcase’s entry into an agreement for an alternative transaction or a change in the recommendation of the Steelcase board of directors with respect to the mergers, upon termination of the Merger Agreement, Steelcase will be required to pay a termination fee of $67 million to HNI and in some circumstances relating to HNI’s entry into an agreement for an alternative transaction or a change in the recommendation of the HNI board of directors with respect to the mergers, upon termination of the Merger Agreement, HNI will be required to pay a termination fee of $71 million to Steelcase. See the section titled “The Merger Agreement—Termination Fees.”
These provisions of the Merger Agreement could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of Steelcase or HNI or pursuing an alternative transaction with Steelcase or HNI from considering or proposing such a transaction.
The mergers are subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on (1) Steelcase, (2) HNI or (3) the combined company following the mergers or, if not obtained, could prevent completion of the mergers.
For the mergers to be completed, any applicable waiting period (or extension thereof) under the HSR Act relating to the consummation of the mergers must have expired or been terminated, and there must be no order of a governmental authority of competent jurisdiction enjoining or otherwise prohibiting the mergers. In deciding whether to grant any required antitrust approval, consent or clearance, the relevant governmental entities may consider, among other factors, the effect of the mergers on competition within their jurisdiction. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the business of the combined company.
Under the HSR Act, the mergers may not be completed unless applicable waiting periods have expired or been terminated. The HSR Act provides that each party must file an HSR Act notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-day waiting period following the parties’ filings of their respective HSR Act notifications or the early termination of that waiting period. If the DOJ or FTC issues a request for additional information and documentary material (a “Second Request”) prior to the expiration of this initial 30-day waiting period, the transaction cannot close until the parties substantially comply with the Second Request and observe a second waiting period, which is 30 days by statute, but can be extended through agreement or terminated earlier. On August 29, 2025, HNI and Steelcase each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. HNI withdrew its HSR Notification and Report Form on September 29, 2025 and subsequently refiled on October 1, 2025. The HSR Act waiting period applicable to the transaction expired at 11:59 p.m. Eastern time on October 31, 2025.
In addition, regulators may impose conditions, terms, obligations or restrictions in connection with their approval of or consent to the mergers, and such conditions, terms, obligations or restrictions could delay completion of the mergers; impose additional material costs on or materially limit the revenues of the combined company following the completion of the mergers; or lead to the abandonment of the mergers. For a more detailed description of the regulatory review process, see the section titled “The Mergers—Regulatory Matters” beginning on page 119.
Under the Merger Agreement, HNI, Merger Sub Inc. and Merger Sub LLC have agreed to take all actions and do all things necessary, proper or advisable to eliminate each and every impediment under any antitrust law and to obtain the consent or cooperation of any other person, and to permit and cause the satisfaction of the conditions set forth in the Merger Agreement to permit the Closing to occur as promptly as reasonably practicable, except that HNI and its subsidiaries will not be required to agree to, commit to, proffer, propose or take any remedy action that would, or would reasonably be expected to, individually or in the aggregate, result in the loss of (a) 10% or greater of the expected synergies to be derived from the mergers by HNI or (b) assets, properties, businesses, product lines or rights that accounted for annual revenues of $50 million or greater in the most recent completed fiscal year of Steelcase and its subsidiaries or HNI and its subsidiaries, as applicable.
In the event the Merger Agreement is terminated under certain circumstances related to the failure to obtain antitrust approval, HNI is required to pay a termination fee, which, if paid, could materially and adversely affect HNI’s financial results.
HNI may be required, in connection with a termination of the Merger Agreement under certain circumstances related to the failure to obtain antitrust approval, to pay Steelcase a termination fee of $134 million, which could materially and adversely affect HNI’s financial condition and results of operations. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 142.
The price of HNI common stock might decline prior to the completion of the mergers, which would reduce the value of the merger consideration to be received by Steelcase shareholders pursuant to the Merger Agreement.
The market price of HNI common stock at the time the mergers are completed may vary significantly from the market price of HNI common stock on the date of the Merger Agreement.
Upon completion of the mergers, Steelcase shareholders will be entitled to receive for each share of Steelcase common stock that they own, at the election of each Steelcase shareholder, subject to automatic adjustment as provided in the Merger Agreement, consideration in the form of a combination of HNI common stock and cash, only cash or only HNI common stock. The aggregate amount of merger consideration payable in cash is fixed at $7.20 per share of Steelcase common stock and the aggregate amount of merger consideration payable in HNI common stock is fixed at 0.2192 shares of HNI common stock per share of Steelcase common stock. The aggregate amount of merger consideration will not be adjusted for changes in the stock prices of either company before the mergers are completed. Even if a Steelcase shareholder elects to receive all cash in the mergers, the amount of cash to which such shareholder is entitled will depend on the price of HNI common stock and the terms of the Merger Agreement described under “The Merger Agreement—Merger Consideration” beginning on page 121 of this joint proxy statement/prospectus. As a result, any changes in the market price of HNI common stock before the mergers are completed will affect the market value of the merger consideration received.
The opinions of HNI’s and Steelcase’s respective financial advisors will not reflect changes in circumstances between the signing of the Merger Agreement and the completion of the mergers.
Steelcase and HNI have received opinions from their respective financial advisors in connection with the signing of the Merger Agreement, but have not obtained any updated opinions from their financial advisors as of the date of this joint proxy statement/prospectus. Changes in the operations and prospects of Steelcase or HNI, general market and economic conditions and other factors that may be beyond the control of Steelcase or HNI, and on which Steelcase’s or HNI’s respective financial advisors’ opinions were based, may significantly alter the value of Steelcase or HNI or the prices of the shares of Steelcase common stock or HNI common stock by the time the mergers are completed. The opinions do not speak as of the time the mergers will be completed or as of any date other than the date of such opinions. Because Steelcase and HNI do not currently anticipate asking their respective financial advisors to update their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the mergers are completed. However, the Steelcase board of directors’ recommendation that Steelcase shareholders vote “FOR” the Steelcase merger proposal and “FOR”

any of the other proposals to be voted on at the Steelcase special meeting is made as of the date of this joint proxy statement/prospectus, and the HNI board of directors’ recommendation that HNI shareholders vote “FOR” the HNI common stock issuance proposal at the HNI special meeting is made as of the date of this joint proxy statement/prospectus.
For a description of the opinion that HNI received from its financial advisor, see the section titled “The Mergers—Opinion of HNI’s Financial Advisor” beginning on page 79. A copy of the opinion of J.P. Morgan, HNI’s financial advisor, is attached as Annex D to this joint proxy statement/prospectus.
For a description of the opinions that Steelcase received from its financial advisors, see the section titled “The Mergers—Opinions of Steelcase’s Financial Advisors” beginning on page 90. Copies of each of the opinions of Goldman Sachs and BofA Securities, Steelcase’s financial advisors, are attached as Annex E and Annex F, respectively, to this joint proxy statement/prospectus.
Steelcase shareholders may receive a form or combination of consideration different from what they elect.
While each holder of Steelcase common stock entitled to the merger consideration may elect to receive, in connection with the mergers, the mixed consideration, the cash consideration or the stock consideration, the total amount of cash and the total number of shares of HNI common stock available for all Steelcase shareholders will be fixed. Accordingly, depending on the elections made by other Steelcase shareholders, a holder of Steelcase common stock that elects to receive all cash in connection with the mergers may receive a portion of the merger consideration in HNI common stock, and a holder of Steelcase common stock that elects to receive all HNI common stock in connection with the mergers may receive a portion of the merger consideration in cash, which could result in tax treatment that is different from, and potentially less favorable than, what such Steelcase shareholder elected. See “The Merger Agreement—Merger Consideration” beginning on page 121, “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 148 and “The Merger Agreement—Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 123.
If a holder of Steelcase common stock does not submit a properly completed and signed Election Form to the Exchange Agent by the election deadline, then such Steelcase shareholder will have no control over the type of merger consideration such shareholder may receive and will receive mixed consideration consisting of both cash and shares of HNI common stock. No fractional shares of HNI common stock will be issued in the mergers, and Steelcase shareholders will receive cash in lieu of any fractional shares of HNI common stock.
If you deliver shares of Steelcase common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.
If you are a holder of Steelcase common stock and want to elect to receive the cash consideration or stock consideration in exchange for your shares, you must deliver to the Exchange Agent by the election deadline a properly completed and signed Election Form. Following the delivery of a completed and signed Election Form, you will not be able to transfer such shares of Steelcase common stock unless you revoke your election before the election deadline by providing written notice to the Exchange Agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in Steelcase common stock for any reason until you receive the merger consideration.
Members of the Steelcase board of directors and management have interests in the mergers that are different from, or in addition to, those of other Steelcase shareholders.
In considering whether to adopt the Merger Agreement and approve the first merger, Steelcase shareholders should recognize that members of Steelcase’s management and the Steelcase board of directors have interests in the mergers that differ from, or are in addition to, their interests as Steelcase shareholders.
The executive officers of Steelcase have arrangements with Steelcase that provide for severance payments or benefits, accelerated vesting of cash incentive and equity-based awards and other rights and other payments or benefits upon completion of the mergers and/or if their employment or service is terminated under specified circumstances between the date the Merger Agreement was signed, August 3, 2025, and the completion of the mergers or following completion of the mergers. In addition, the executive officers and directors of Steelcase have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the mergers. The Steelcase board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and making its recommendation that Steelcase shareholders vote “FOR” the Steelcase merger proposal and “FOR” any of the other proposals to be voted on at the Steelcase special meeting.
These interests are further described in “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers” beginning on page 112.
Each of HNI and Steelcase is subject to business uncertainties and contractual restrictions while the proposed transaction is pending, which could adversely affect each party’s business and operations.
In connection with the pendency of the mergers, it is possible that some customers, dealers, suppliers and other persons with whom HNI or Steelcase have business relationships may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with HNI or Steelcase, as the case may be, as a result of the mergers or otherwise. Under the terms of the Merger Agreement, each of HNI and Steelcase is subject to restrictions on the conduct of its business prior to completing the mergers, which, in the case of HNI, may adversely affect HNI’s ability to acquire assets and, in the case of Steelcase, may adversely affect Steelcase’s ability to execute certain of its business strategies, including, with respect to Steelcase, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Such limitations could adversely affect each party’s business and operations prior to the completion of the mergers. See “The Merger Agreement—Covenants and Agreements” beginning on page 132 for more information.
Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the mergers.
Uncertainties associated with the mergers may cause a loss of management personnel and other key employees or cause HNI and Steelcase to have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
HNI and Steelcase are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The success of HNI after the completion of the mergers will depend in part upon the ability of HNI and Steelcase to attract, motivate and retain key management personnel and other key employees. Prior to completion of the mergers, current and prospective employees of HNI and Steelcase may experience uncertainty about their roles within the combined company following the completion of the mergers, which may have an adverse effect on the ability of each of HNI and Steelcase to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that HNI, after completion of the mergers, will be able to attract, motivate or retain management personnel and other key employees of HNI and Steelcase to the same extent that HNI and Steelcase have previously been able to attract or retain their own employees.
Potential litigation against HNI and Steelcase could result in substantial costs, an injunction preventing the completion of the mergers and/or a judgment resulting in the payment of damages.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into Merger Agreements. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs. An adverse judgment could result in monetary damages, which could have a negative impact on HNI’s and Steelcase’s respective liquidity and financial condition.
Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the mergers, then that injunction may delay or prevent the mergers from being completed, or from being completed within the expected time frame, which may adversely affect HNI’s and Steelcase’s respective businesses, financial positions and results of operations.
As of November 2, 2025, Steelcase and HNI have received letters from counsel representing purported shareholders of Steelcase alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the mergers.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what HNI’s actual financial position or results of operations would have been had the mergers been completed on the dates indicated. Further, HNI’s actual results and financial position after the mergers may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that HNI will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. Subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 for more information.
Completion of the mergers may trigger change in control or other provisions in agreements to which Steelcase or its subsidiaries are parties, which may have an adverse impact on HNI’s business and results of operations after the mergers.
The completion of the mergers may trigger change in control or other provisions in agreements to which Steelcase or its subsidiaries are parties. If HNI and Steelcase are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if HNI and Steelcase are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Steelcase or HNI. Any of the foregoing or similar developments may have an adverse impact on HNI’s business and operations after the completion of the mergers.
The completion of the mergers is not conditioned on the receipt of an opinion of counsel to the effect that the mergers will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of the Code, and neither HNI nor Steelcase intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers.
The mergers are intended, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The completion of the mergers, however, is not conditioned on the mergers qualifying for such treatment or upon the receipt of an opinion of counsel to that effect. In addition, an opinion of tax counsel neither binds the IRS nor precludes the IRS or the courts from adopting a contrary position. Neither HNI nor Steelcase intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even if HNI and Steelcase conclude that the mergers qualify for such tax treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” for a more complete discussion of the U.S. federal income tax consequences of the mergers.
You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to federal, state, local or non-U.S. tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult your tax advisor for a full understanding of the tax consequences to you of the mergers.
The shares of HNI common stock to be received by Steelcase shareholders upon completion of the mergers will have different rights from those of shares of Steelcase common stock.
Upon completion of the mergers, persons who held shares of Steelcase common stock immediately before the first effective time will no longer be Steelcase shareholders but will instead have become HNI shareholders, and their rights as HNI shareholders will be governed by the HNI articles of incorporation, the HNI by-laws and Iowa law. The terms of the HNI articles of incorporation, the HNI bylaws and the IBCA are in some respects materially different from the Steelcase articles of incorporation, the Steelcase by-laws and Michigan law, which currently govern the rights of Steelcase shareholders. See “Comparison of Shareholders’ Rights” beginning on page 156 for a discussion of the different rights associated with shares of Steelcase common stock and shares of HNI common stock.
Steelcase shareholders will have a significantly reduced ownership and voting interest immediately after the mergers and will exercise less influence over the policies of HNI following the mergers than they now have over the policies of Steelcase.
HNI shareholders currently have the right to vote in the election of the HNI board of directors and on other matters affecting HNI. Steelcase shareholders currently have the right to vote in the election of the Steelcase board of directors and on other matters affecting Steelcase. Immediately after the mergers are completed, it is expected that current HNI shareholders will own approximately 64% of the outstanding shares of HNI common stock, and current Steelcase shareholders will own approximately 36% of the outstanding shares of HNI common stock. As a result of their reduced percentage ownership of HNI common stock immediately after the mergers as compared to their percentage ownership of Steelcase common stock immediately before the mergers, former Steelcase shareholders that receive shares of HNI common stock in the mergers will have less influence on the management and policies of HNI than they had on the management and policies of Steelcase immediately before the mergers.
HNI’s shareholders will also be diluted by the mergers.
The mergers will dilute the ownership position of HNI's current shareholders. Based on the fully diluted shares of HNI and Steelcase as of the date of the Merger Agreement, we estimate that holders of Steelcase common stock immediately prior to the first effective time will own approximately 36% of the common stock of HNI immediately following the completion of the mergers and holders of HNI common stock immediately prior to the first effective time will own approximately 64% of the common stock of HNI immediately following the completion of the mergers.
The mergers will involve substantial costs.
Steelcase and HNI have incurred, and expect to continue to incur, a number of non-recurring costs associated with the mergers, a substantial majority of which will consist of transaction and regulatory costs.
To facilitate the financing of the cash portion of the merger consideration, HNI entered into a credit agreement subject to certain conditions which, if not satisfied, could delay or prevent completion of the merger.
On September 5, 2025, HNI and certain of its U.S. subsidiaries entered into a credit agreement with the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto (the “Lenders”) and Wells Fargo Bank, National Association, as administrative agent (the “Credit Agreement”). The disbursement of funds under the Credit Agreement, which are to be used by HNI to, among other things, (i) satisfy a portion of its monetary obligations with respect to the consummation of the transactions contemplated by the Merger Agreement and (ii) refinance its existing indebtedness, is subject to certain limited conditions set forth in the Credit Agreement. If such conditions are not satisfied, HNI may be unable to meet its monetary obligations with respect to the transactions contemplated by the Merger Agreement and the refinancing of its existing indebtedness.
In the event that the debt financing contemplated by the Credit Agreement is not available, there is a risk that other financing may not be available on acceptable terms, in a timely manner or at all. Although HNI’s obligation to consummate the mergers is not conditioned upon consummation of any debt financing, if HNI is unable to obtain the debt financing contemplated by the Credit Agreement, the mergers could be delayed or not completed, in which case HNI could be in breach of its obligations under the Merger Agreement. See “Note 4—Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments” beginning on page 49 for more information.
Risks Relating to HNI After Completion of the Mergers
HNI may not achieve the intended benefits of the mergers, and the mergers may disrupt its current plans or operations.
There can be no assurance that HNI will be able to successfully integrate Steelcase’s assets or otherwise realize the expected benefits of the mergers (including operating and other cost synergies). Difficulties in integrating Steelcase into HNI may result in HNI performing differently than expected, in operational challenges, in the failure to realize anticipated run-rate cost synergies and efficiencies in the expected time frame or at all, or in the difficulty or failure of utilizing available U.S. tax attributes, in which case the mergers may not be accretive to earnings per share, may not improve HNI’s balance sheet position, may not enhance HNI’s ability to deliver and may not generate additional free cash flow due to reduced cash tax payments. The integration of HNI and Steelcase may result in material challenges, including the diversion of management’s attention from ongoing business concerns; difficulty in retaining key management and other employees; challenges in retaining or attracting business opportunities and establishing or maintaining business relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; difficulty in consolidating corporate and administrative infrastructures and eliminating duplicative operations; challenges in coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; discovery of previously unknown liabilities; unforeseen expenses relating to integration; or delays associated with the mergers.
The results of HNI after the completion of the mergers may be adversely impacted if HNI does not effectively manage its expanded operations following the completion of the mergers.
Following the completion of the mergers, the size of HNI’s business will be significantly larger than the current size of either HNI’s or Steelcase’s respective businesses. HNI’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the mergers.
The combined company is expected to incur substantial expenses related to the completion of the mergers and the integration of HNI and Steelcase.
The combined company is expected to incur substantial expenses in connection with the completion of the mergers and the integration of HNI and Steelcase, some of which may be incurred even if the mergers are not completed. The expectation of substantial integration expenses reflects in part the many processes, policies, procedures, operations, technologies and systems that must be integrated, potentially including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. The substantial majority of the expenses of the mergers and the integration of HNI and Steelcase will be non-recurring expenses related to the mergers (including financing of the mergers) and to facilities and systems consolidation. HNI may incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. HNI and Steelcase will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the mergers, HNI’s financing costs may increase, including costs in connection with the financing of the mergers. These incremental merger-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.
The combined company will have significantly more indebtedness than the indebtedness of HNI prior to the mergers.
Upon completion of the mergers, HNI expects to incur approximately $1,250 million in additional indebtedness and to have consolidated indebtedness of approximately $1,550 million, which is greater than the current indebtedness of HNI. The increased indebtedness of the combined company in comparison to that of HNI on a historical basis may have the effect of, among other things, reducing the flexibility of HNI to respond to changing business and economic conditions and increasing HNI’s borrowing costs. For more information on the financial impact of the mergers on HNI’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39.
The financing arrangements that HNI will enter into in connection with the mergers will contain restrictions and limitations that may, under certain circumstances, significantly impact HNI’s ability to operate its business.
HNI is incurring significant new indebtedness in connection with the mergers. The agreements governing the indebtedness that HNI will incur in connection with the mergers, including, but not limited to, the Credit

Agreement, may, under certain circumstances, impose significant operating and financial restrictions on HNI. After the completion of the mergers, these restrictions may affect HNI’s ability to operate its business and may limit HNI’s ability to take advantage of potential business opportunities.
In addition, the agreements governing such indebtedness will require HNI to comply with a consolidated leverage ratio financial covenant and consolidated interest coverage ratio financial covenant in certain circumstances. To the extent HNI is or becomes subject to these covenants, HNI’s ability to comply with such covenants will depend on its financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond HNI’s control. HNI’s ability to comply with these covenants will also depend on HNI’s ability to successfully implement its overall business strategy and realize the anticipated benefits of the mergers, including synergies, cost savings, innovation and operational efficiencies.
Various risks, uncertainties and events beyond HNI’s control could affect its ability to comply with the covenants contained in its financing agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements. Under those circumstances, HNI might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on HNI’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing.
If HNI incurs additional indebtedness following the mergers, the risks related to the substantial indebtedness of HNI after the completion of the mergers may intensify. For additional information regarding the financing of the mergers, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 39 of this joint proxy statement/prospectus.
The market price of HNI common stock after the mergers may be affected by factors different from those affecting the price of HNI common stock or Steelcase common stock before the mergers.
As the businesses of HNI and Steelcase are different, the results of operations of the combined company and the price of HNI common stock following the mergers may be affected by factors different from those factors affecting HNI and Steelcase as independent stand-alone companies before the mergers. Following the mergers, HNI will face additional risks and uncertainties to which HNI or Steelcase may currently not be exposed as independent stand-alone companies.
The market price of HNI common stock may decline as a result of the mergers.
The market price of HNI common stock may decline as a result of the mergers, and HNI shareholders could lose the value of their investment in HNI common stock if, among other things, after completion of the mergers, HNI is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the mergers are not realized, or if the transaction costs related to the mergers are greater than expected, or if the mergers are not completed within the anticipated time frame. The market price of HNI common stock also may decline if HNI does not achieve the perceived benefits and expected synergies of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the mergers on HNI’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of HNI common stock in the mergers could on its own have the effect of depressing the market price of HNI common stock. In addition, many Steelcase shareholders may decide not to hold the shares of HNI common stock they receive as a result of the mergers. Other Steelcase shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of HNI common stock they receive as a result of the mergers. Any such sales of HNI common stock could have the effect of depressing the market price of HNI common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, HNI common stock, regardless of the operating performance of HNI after the completion of the mergers.
The mergers may result in a loss of customers, distributors, suppliers, vendors, landlords and other business partners and may result in the termination of existing contracts.
Following the mergers, some of the customers, distributors, dealers, suppliers, vendors, landlords and other business partners of Steelcase may terminate or scale back their current or prospective business relationships with

HNI. Some customers may not wish to source a larger percentage of their needs from a single company or may feel that HNI is too closely allied with one of their competitors. In addition, Steelcase has contracts with customers, distributors, dealers, suppliers, vendors, landlords and other business partners that may require it to obtain consents from these other parties in connection with the mergers, which may not be obtained on favorable terms or at all. If relationships with customers, distributors, dealers, suppliers, vendors, landlords and other business partners are adversely affected by the mergers, or if HNI, following the mergers, loses the benefits of the contracts of Steelcase, HNI’s business and financial performance could suffer.
Other Risk Factors of HNI and Steelcase
HNI’s and Steelcase’s businesses are and will be subject to the risks described above. In addition, HNI and Steelcase are and will continue to be subject to the risks described in HNI’s and Steelcase’s respective Annual Reports on Form 10-K for their fiscal years ended December 28, 2024 and February 28, 2025, respectively, as updated by subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, all of which are filed or will be filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. For the location of information incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 174.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus contains forward-looking statements with respect to the mergers, including any statements regarding the expected timetable for completing the mergers, the ability of the parties to complete the mergers, the synergies and other expected benefits of the mergers, projected financial information, future opportunities, and any other statements regarding HNI’s and Steelcase’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets”, “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. Forward-looking statements are based on current expectations of HNI’s and Steelcase’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the forward-looking statements. Key factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to:
•	the risk that Steelcase shareholders may not approve the Merger Agreement;
•	the risk that HNI shareholders may not approve the HNI common stock issuance;
•	uncertainties as to the timing of consummation the mergers;
•	the uncertainty of the value of the merger consideration due to the fixed merger consideration and potential fluctuation in the market price of HNI common stock;
•	the occurrence of events that may give rise to a right of either or both of HNI and Steelcase to terminate the Merger Agreement;
•	the possibility that the mergers are delayed or do not occur;
•	the risk that the conditions to the closing of the mergers may not be satisfied in a timely manner or at all;
•	the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties;
•	the effects of disruption to HNI’s and Steelcase’s respective businesses;
•
negative effects of the announcement of HNI’s proposal to acquire Steelcase or the announcement or completion of the mergers on the market price of HNI common stock and/or Steelcase common stock, the financial performance of each of HNI and Steelcase and the ability of HNI and Steelcase to maintain their respective business operations (including relationships with employees, suppliers and customers);

•	the risks related to HNI and Steelcase being restricted in the operation of their respective businesses while the Merger Agreement is in effect;
•	the effects of pandemics, and industry, market, economic, political or regulatory conditions outside of HNI’s or Steelcase’s control;
•	HNI and Steelcase may incur significant transaction and other costs in connection with the mergers in excess of those anticipated by HNI or Steelcase;
•	any litigation relating to the mergers and other unknown liabilities;
•	HNI’s ability to achieve the expected benefits of the mergers, including the synergies;
•	HNI’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;
•	the ultimate timing, outcome and results of integrating the operations of HNI and Steelcase;
•	the ability of HNI and Steelcase to retain and hire key personnel;
•	the diversion of the time of management of HNI and Steelcase on transaction-related issues; and

•
other risk factors as detailed from time to time in HNI’s and Steelcase’s reports filed with the SEC, including HNI’s and Steelcase’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section titled “Risk Factors” beginning on page 27. See the section titled “Where You Can Find More Information” beginning on page 174 of this joint proxy statement/prospectus.

The foregoing list of factors is not intended to be exhaustive. Forward-looking statements reflect HNI’s and Steelcase’s current views with respect to future events and are based on numerous assumptions and assessments made by HNI and Steelcase in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of forward-looking statements in this joint proxy statement/prospectus could cause HNI’s and Steelcase’s plans with respect to the mergers, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this joint proxy statement/prospectus are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of a document incorporated by reference in this joint proxy statement/prospectus, as of the date of that document. Neither HNI nor Steelcase assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.
HNI and Steelcase expressly qualify in their entirety all forward-looking statements attributable to either HNI or Steelcase or any person acting on either HNI’s or Steelcase’s behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of SEC Regulation S-X and is derived from the historical consolidated financial statements of HNI and Steelcase. The unaudited pro forma condensed combined financial information is informational and presented to illustrate the estimated effects of the transactions described below. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial results that would have occurred if the transactions described below occurred on the dates indicated or of the financial position or results of operations in future periods. See “Risk Factors” for additional discussion of risk factors associated with the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information primarily reflects the pro forma effects of the following:
•
Mergers – On August 3, 2025, HNI, Merger Sub Inc., Merger Sub LLC and Steelcase entered into the Merger Agreement, which provides that (i) Merger Sub Inc. will be merged with and into Steelcase, whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI, and (ii) immediately after the first merger, Steelcase will be merged with and into Merger Sub LLC, whereupon the separate existence of Steelcase will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI.

•
Financing – On September 5, 2025 (the “Credit Agreement Effective Date”), HNI entered into the Credit Agreement with the subsidiary guarantors from time to time party thereto, the Lenders and Wells Fargo Bank, National Association, as administrative agent. The Credit Agreement provides for (i) a senior secured revolving credit facility (the “Revolver”), (ii) a senior secured “term loan A” credit facility (the “Term Loan A”) and (iii) a senior secured “term loan B” credit facility (the “Term Loan B”). The Lenders’ obligations to make available the commitments and fund the loans under the Credit Agreement are subject to the satisfaction of certain limited conditions, including the consummation of the mergers in all material respects in accordance with the Merger Agreement. Pursuant to the Credit Agreement, concurrently with the consummation of the mergers on the closing date, HNI will have the ability to borrow (i) up to $425.0 million under the Revolver (provided that, after giving effect to the mergers and the refinancings that will occur on the closing date, there shall be at least $100.0 million of borrowing availability under the Revolver), (ii) up to $500.0 million under the Term Loan A and (iii) up to an expected $800.0 million under the Term Loan B. The aggregate amount of commitments under the Term Loan B on the Credit Agreement Effective Date was $0. The proceeds of borrowings under the Credit Agreement are expected to be utilized primarily to finance the consummation of the mergers and any prepayment or redemption of certain of Steelcase’s and HNI’s existing indebtedness. On the Credit Agreement Effective Date, upon the establishment of each of the Revolver and the Term Loan A, the commitments under Tranche A of the Bridge Facility (as defined and described in Note 4 in the notes to the unaudited pro forma condensed combined financial statements) were permanently reduced to zero. Upon establishment of the Term Loan B, the commitments under Tranche B of the Bridge Facility (as defined and described in Note 4 in the notes to the unaudited pro forma condensed combined financial statements) will be reduced in proportion to the commitments established pursuant to the Term Loan B and, on the closing date, the Bridge Facility will be retired. The unaudited pro forma condensed combined financial information has been prepared assuming that the facilities under the Credit Agreement will finance the consummation of the mergers and that the Bridge Facility will be undrawn and retired.

•
Exchange of Public Notes – On September 26, 2025, HNI launched an offer to exchange the currently outstanding Steelcase unsecured senior notes (“Public Notes”) for HNI secured senior notes. The Public Notes have a face value of $450.0 million with a coupon rate of 5.125% per annum and mature in January 2029. As of 5:00 p.m., New York City time, on October 9, 2025, consents from holders holding at least 50.1% of the outstanding principal amount of the Public Notes have been obtained for such exchange. Such consents were not withdrawn as of 11:59 p.m., New York City time on October 31, 2025 and, effective as of such time, (i) the principal amount of commitments under tranche B of the Bridge Facility was reduced by two-thirds of the aggregate principal amount of the Public Notes, and (ii) the principal amount of commitments under the Term Loan A was reduced by one third of the aggregate principal amount of the Public Notes. Should such exchange not occur, HNI will purchase or cause to be redeemed or repurchased the Public Notes in connection with the Closing. The unaudited pro forma condensed combined financial information has been prepared assuming that 100% of the Public Notes were exchanged.
The unaudited pro forma condensed combined statements of operations illustrate the effects of the mergers as if the mergers had been completed on December 31, 2023, and the unaudited pro forma condensed combined balance sheet reflects the effects of the mergers as if the mergers had been completed on June 28, 2025. The historical consolidated financial information has been adjusted to give pro forma effect to pro forma events that are necessary to account for the mergers, adjustments to reflect projected financing arrangements, estimated transaction costs of the mergers, and reclassifications made to conform the financial statements of Steelcase to those of HNI. The transaction accounting adjustments are preliminary and based on estimates of the purchase consideration and estimates of the fair value and useful lives of the assets acquired and liabilities assumed.
The acquisition of Steelcase by HNI will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (ASC) 805, with HNI treated as the acquiror under ASC 805. In the unaudited pro forma condensed combined balance sheet, HNI’s costs to acquire Steelcase have been allocated to the assets acquired and liabilities assumed, based upon management’s preliminary estimate of what their respective fair values would be. The transaction accounting adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the notes to the unaudited pro forma condensed combined financial statements. Actual results may differ materially from the assumptions made in the preparation of the unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the unaudited pro forma condensed combined financial information, the fair value of Steelcase’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market based assumptions were used which will be updated upon completion of the mergers. HNI management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available, and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for definitive measurement. Following the consummation of the mergers, HNI management will conduct a final review. As a result of that review, HNI management may identify differences that, when finalized, could have a material impact on the unaudited pro forma condensed combined financial information, as the final valuation of assets acquired and liabilities assumed in the mergers may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of operations include certain transaction accounting adjustments, including items expected to have a continuing impact on the results of the combined company, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the mergers or any related restructuring costs that may be contemplated.
The unaudited pro forma condensed combined balance sheet was prepared using the historical unaudited balance sheets of HNI and Steelcase as of June 28, 2025 and August 29, 2025, respectively. HNI follows a 52/53-week fiscal year that ends on the Saturday nearest December 31, and Steelcase follows a 52/53-week fiscal year that ends on the last Friday in February. The unaudited pro forma condensed combined statements of operations were prepared using:
•	the historical audited consolidated statement of comprehensive income of HNI for the year ended December 28, 2024;
•	the historical audited consolidated statement of income of Steelcase for the year ended February 28, 2025;
•	the historical unaudited condensed consolidated statement of comprehensive income of HNI for the six months ended June 28, 2025; and

•	the historical unaudited condensed consolidated statement of income of Steelcase for the six months ended August 29, 2025.
As the difference between HNI’s and Steelcase’s fiscal year-end dates is less than one fiscal quarter, as permitted under Rule 11-02 of Regulation S-X, the unaudited pro forma condensed combined statement of operations for the year ended December 28, 2024 has been prepared using the historical audited consolidated statement of comprehensive income of HNI for the year ended December 28, 2024 and the historical audited consolidated statement of income of Steelcase for the year ended February 28, 2025, and the unaudited pro forma condensed combined statement of operations for the six months ended June 28, 2025 is prepared using the historical unaudited condensed consolidated statement of comprehensive income of HNI for the six months ended June 28, 2025 and the historical unaudited condensed consolidated statement of income of Steelcase for the six months ended August 29, 2025.
Both HNI’s and Steelcase’s historical audited and unaudited consolidated financial statements were prepared in accordance with U.S. GAAP. The information from the historical Steelcase consolidated financial statements used in the preparation of the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations reflects certain reclassifications that were made to conform Steelcase’s financial statement presentation to that of HNI. Refer to Note 3—Pro Forma Reclassification Adjustments in the notes to the unaudited pro forma condensed combined financial statements for more details.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 28, 2025

	HNI Corporation	Steelcase Inc.	Reclassification Adjustments (Note 3)	Transaction Accounting Adjustments (Note 4)	Note	Pro Forma Combined
	(In millions)
Assets
Current Assets:
Cash and cash equivalents	$32.0	$216.8	—	$(191.9)	A	$56.9
Short-term investments	$6.2	$41.1				$47.3
Receivables, net	$290.7	$369.8	—	—		$660.5
Inventories, net	$216.5	$288.0	—	—	F	$504.5
Prepaid expenses and other current assets	$52.3	$91.4	—	—		$143.7
Total Current Assets	$597.6	$1,007.1		$(191.9)		$1,412.8

Net property, plant, and equipment	$515.0	$343.0	—	—	F	$858.0
Right-of-use lease assets	$126.9	$160.8	—	—	F	$287.7
Goodwill and other intangible assets, net	$610.6	$346.5		$1,229.5	B	$2,186.6
Other assets	$61.9	$494.6	—	—		$556.5
Total Assets	$1,912.0	$2,352.0		$1,037.6		$5,301.6

Liabilities and Equity:
Current Liabilities:
Accounts payable and accrued expenses	$370.8	$566.8	—	—		$937.6
Other current liabilities	$39.8	$40.3	—	—		$ 80.1
Total Current Liabilities	$410.7	$607.1	—	—		$ 1,017.8

Long-Term Debt	$444.4	$447.4	—	$818.5	C	$1,710.3
Long-Term Lease Obligations	$106.5	$132.8	—	—		$239.3
Other Long-Term Liabilities	$139.4	$148.3	—	$135.4	D	$423.1

Equity:
Capital Stock:
Preferred stock	—	—	—	—		—
Common stock	$45.8	—	—	$25.2	E	$71.0

Additional paid-in capital	$135.6	$41.5	—	$1,158.0	E	$1,335.1
Retained earnings	$630.0	$1,010.4	—	$(1,134.9)	E	$505.5
Accumulated other comprehensive loss	$(0.4)	$(35.5)	—	$35.5	E	$(0.4)
Total Shareholders’ Equity	$811.0	$1,016.4	—	$83.7		$1,911.1

Non-controlling interest	—	—	—	—		—

Total Equity	$811.0	$1,016.4	—	$83.7		$1,911.1

Total Liabilities and Equity	$1,912.0	$2,352.0	—	$1,037.6		$5,301.6

See the notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 28, 2025

	HNI Corporation	Steelcase Inc.	Reclassification Adjustments (Note 3)	Note	Transaction Accounting Adjustments (Note 5)	Note	Pro Forma Combined	Note
	(In millions, except per share amounts)
Net sales	$1,266.8	$1,676.1	—		$(2.1)	A	$2,940.8
Cost of sales	$742.3	$1,103.8	$(120.5)	A	$(2.1)	A	$1,723.5
Gross profit	$524.6	$572.3	$120.5		—		$1,217.4
Selling and administrative expenses	$423.1	$477.2	$120.5	A	$3.3	B	$1,024.1
Restructuring and impairment charges	$8.9	$16.5	—		—		$25.4
Operating income (loss)	$92.6	$78.6	—		$(3.3)		$167.9
Interest expense and other, net	$11.7	$7.7	—		$28.7	C	$48.1
Income (loss) before income taxes	$80.9	$70.9	—		$(31.9)		$119.9
Income tax expense	$18.8	$22.3	—		$(7.6)	E	$33.5
Net income (loss)	$62.2	$48.6	—		$(24.3)		$86.5
Less: Net income (loss) attributable to non-controlling interest	$(0.0)	—	—		—		$(0.0)
Net income attributable to HNI Corporation	$62.2	$48.6	—		$(24.3)		$86.5

Average number of common shares outstanding - basic	46.6	118.6					71.8	F
Net income attributable to HNI Corporation per common stock share - basic	$1.33	$0.41					$1.21

Average number of common shares outstanding - diluted	47.6	119.3					74.3	F
Net income attributable to HNI Corporation per common stock share - diluted	$1.31	$0.41					$1.16

See the notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 28, 2024

	HNI Corporation	Steelcase Inc.	Reclassification Adjustments (Note 3)	Note	Transaction Accounting Adjustments (Note 5)	Note	Combined Pro Forma	Note
	(In millions, except per share amounts)
Net sales	$2,526.4	$3,166.0	—		$(4.6)	A	$5,687.8
Cost of sales	$1,493.0	$2,119.5	$(229.2)	A	$(4.6)	A	$3,378.7
Gross profit	$1,033.4	$1,046.5	$229.2		—		$2,309.1
Selling and administrative expenses	$820.7	$888.0	$229.2	A	$131.1	B, D	$2,068.9
Restructuring and impairment charges	$6.2	$0.4	—		—		$6.6
Operating income (loss)	$206.5	$158.1	—		$(131.1)		$233.5
Interest expense and other, net	$27.2	$23.9	—		$56.8	C	$107.9
Income (loss) before income taxes	$179.3	$134.2	—		$(187.9)		$125.6
Income tax expense	$39.8	$13.5	—		$(41.2)	E	$12.1
Net income (loss)	$139.5	$120.7	—		$(146.6)		$113.6
Less: Net income (loss) attributable to non-controlling interest	—	—	—		—		—
Net income attributable to HNI Corporation	$139.5	$120.7	—		$(146.6)		$113.6

Average number of common shares outstanding - basic	47.4	117.9					72.6	F
Net income attributable to HNI Corporation per common stock share - basic	$2.95	$1.02					$1.57

Average number of common shares outstanding - diluted	48.5	118.9					75.2	F
Net income attributable to HNI Corporation per common stock share - diluted	$2.88	$1.02					$1.51

See the notes to the unaudited pro forma condensed combined financial statements.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(In millions except for share and per share data, unless indicated otherwise)
Note 1. DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION
The Transaction
On August 3, 2025, HNI, Merger Sub Inc., Merger Sub LLC and Steelcase entered into the Merger Agreement, which provides that upon the terms and subject to the satisfaction (or, to the extent permitted by applicable law and in accordance with the Merger Agreement, waiver) of the conditions to the mergers set forth in the Merger Agreement and described in this joint proxy statement/prospectus, (i) Merger Sub Inc. will be merged with and into Steelcase, whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI, and (ii) immediately after the first merger, Steelcase will be merged with and into Merger Sub LLC, whereupon the separate existence of Steelcase will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI. The transactions are expected to be completed by the end of calendar year 2025.
At the first effective time, each share of Steelcase common stock issued and outstanding immediately prior to the first effective time (other than shares of Steelcase common stock held directly by HNI, Merger Sub Inc. or Merger Sub LLC) will be converted into the right to receive the merger consideration. Immediately following completion of the mergers, it is estimated that, based on the fully diluted shares of HNI and Steelcase as of the date of the Merger Agreement, former holders of Steelcase common stock will own approximately 36% of the common stock of the combined company, and pre-mergers holders of HNI common stock will own approximately 64% of the common stock of the combined company.
Transaction Accounting Adjustments
The unaudited pro forma condensed combined statements of operations illustrate the effects of the mergers as if the mergers had been completed on December 31, 2023, and the unaudited pro forma condensed combined balance sheet reflects the effects of the mergers as if the mergers had been completed on June 28, 2025. The historical consolidated financial information has been adjusted to give pro forma effect to pro forma events that are necessary to account for the mergers, adjustments to reflect projected financing arrangements, estimated transaction costs of the mergers, and reclassifications made to conform the financial statements of Steelcase to those of HNI. The transaction accounting adjustments are preliminary and based on estimates of the purchase consideration and estimates of the fair value and useful lives of the assets acquired and liabilities assumed, and an estimated transaction close late in 2025.
The acquisition of Steelcase by HNI will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (ASC) 805, with HNI treated as the acquiror under ASC 805. In the unaudited pro forma condensed combined balance sheet, HNI’s costs to acquire Steelcase have been allocated to the assets acquired and liabilities assumed, based upon management’s preliminary estimate of what their respective fair values would be. The transaction accounting adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the notes to the unaudited pro forma condensed combined financial statements. Actual results may differ materially from the assumptions made in the preparation of the unaudited pro forma condensed combined financial information. Under ASC 805, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For purposes of the unaudited pro forma condensed combined financial information, the fair value of Steelcase’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Any excess of the purchase price over the fair value of identified tangible and intangible assets acquired and liabilities assumed will be recognized as goodwill. Certain current market based assumptions were used which will be updated upon completion of the mergers. HNI management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available, and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for definitive measurement. Following the consummation of the mergers, HNI management will conduct a final review. As a result of that review, HNI management may identify differences that, when finalized, could have a material impact on the unaudited pro forma condensed combined financial information, as the final valuation of assets acquired and liabilities assumed in the mergers may be materially different than the estimated values assumed in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined statements of operations include certain transaction accounting adjustments, including items expected to have a continuing impact on the results of the combined company, such as increased amortization expense on acquired intangible assets. The unaudited pro forma condensed combined statements of operations do not include the impacts of any revenue, cost or other operating synergies that may result from the mergers or any related restructuring costs that may be contemplated.
Historical Information
The unaudited pro forma condensed combined balance sheet was prepared using the historical unaudited balance sheets of HNI and Steelcase as of June 28, 2025 and August 29, 2025, respectively. HNI follows a 52/53-week fiscal year that ends on the Saturday nearest December 31, and Steelcase follows a 52/53-week fiscal year that ends on the last Friday in February. The unaudited pro forma condensed combined statements of operations were prepared using:
•	the historical audited consolidated statement of comprehensive income of HNI for the year ended December 28, 2024;
•	the historical audited consolidated statement of income of Steelcase for the year ended February 28, 2025;
•	the historical unaudited condensed consolidated statement of comprehensive income of HNI for the six months ended June 28, 2025; and
•	the historical unaudited condensed consolidated statement of income of Steelcase for the six months ended August 29, 2025.
As the difference between HNI’s and Steelcase’s fiscal year-end dates is less than one fiscal quarter, as permitted under Rule 11-02 of Regulation S-X, the unaudited pro forma condensed combined statement of operations for the year ended December 28, 2024 has been prepared using the historical audited consolidated statement of comprehensive income of HNI for the year ended December 28, 2024 and the historical audited consolidated statement of income of Steelcase for the year ended February 28, 2025, and the unaudited pro forma condensed combined statement of operations for the six months ended June 28, 2025 is prepared using the historical unaudited condensed consolidated statement of comprehensive income of HNI for the six months ended June 28, 2025 and the historical unaudited condensed consolidated statement of income of Steelcase for the six months ended August 29, 2025.
Both HNI’s and Steelcase’s historical audited and unaudited consolidated financial statements were prepared in accordance with U.S. GAAP. The historical Steelcase consolidated financial statements included within the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statements of operations include certain reclassifications that were made to conform Steelcase’s financial statement presentation to that of HNI. Refer to Note 3—Pro Forma Reclassification Adjustments in the notes to the unaudited pro forma condensed combined financial statements for more details.
Amounts throughout the notes are denoted in millions except for share and per share data, unless otherwise stated. Amounts may not sum due to rounding.

Note 2. ESTIMATED MERGER CONSIDERATION AND PRELIMINARY PURCHASE PRICE ALLOCATION
The estimated preliminary purchase price has been measured using the closing market price of HNI common stock as of September 29, 2025 as follows (in millions, except share and per share amounts):

Assumptions
HNI common stock price per share	$46.50
Cash consideration per share of HNI common stock pursuant to Merger Agreement	$7.20
Equivalent HNI common stock share amount pursuant to Merger Agreement	0.2192

	Shares of Steelcase Common Stock	Shares of HNI Common Stock Exchanged	Fair Value	Consideration
Cash Consideration:
Shares of Steelcase common stock issued and outstanding	114,741,570		$826.1
Cash payments for Steelcase deferred restricted stock unit awards	444,386		$7.7
Steelcase common stock equivalent shares	6,857,309		$49.4
Total number of shares of Steelcase common stock for cash consideration	122,043,265		$883.2	Cash
Stock Consideration:
Shares of Steelcase common stock issued and outstanding	114,741,570	25,151,352	$1,169.5	HNI common stock
Replacement Share-Based Awards:
Outstanding Steelcase restricted stock unit awards relating to Steelcase common stock	4,162,409	912,400	$31.0	HNI restricted stock units
Outstanding Steelcase performance unit awards relating to Steelcase common stock	2,694,900	590,722	$24.1	HNI restricted stock units
Total estimated preliminary purchase consideration			$2,107.9

Upon consummation of the mergers, each Steelcase restricted stock unit award that is outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, that vests based solely on continued service, and that is unvested as of immediately prior to the first effective time will be assumed by HNI and converted into an award that settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying such Steelcase restricted stock unit award based on an election to receive mixed consideration.
Each Steelcase deferred restricted stock unit award that remains outstanding immediately prior to the first effective time, all of which are held by current non-employee members of Steelcase’s board of directors, will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (i) the number of shares of Steelcase common stock subject to such Steelcase deferred restricted stock unit award immediately prior to the first effective time by (ii) the cash consideration.
Each Steelcase performance unit award that remains outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, will be assumed by HNI and converted into an award that vests based solely on the holder’s continued employment with HNI and settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying the Steelcase performance unit award based on an election to receive the mixed consideration (with the performance-based vesting condition that applied to the Steelcase performance unit award immediately prior to the first effective time deemed attained at 150% of target performance based on Steelcase’s actual performance).

For purposes of the unaudited pro forma condensed combined financial information, the portion of the fair-value-based measure of the acquiree award that relates to the pre-combination service period was included in consideration transferred. The excess value of the replacement HNI awards and the fair-value-based measure of the acquiree award related to the post-combination service period have been recorded as a post-combination compensation cost over the remaining service term.
In accordance with ASC 805, the fair value of the equity securities issued as part of the merger consideration will be measured on the closing date at the then-current market price of HNI common stock. This requirement will likely result in a purchase consideration amount that differs from the estimated amounts presented in the unaudited pro forma condensed combined financial information, and that difference may be material. Fluctuations in the price per share of HNI common stock will not impact the number of shares of HNI common stock issued in connection with the Closing. A change of 10% in the per share price of HNI common stock would increase or decrease the consideration paid as follows, with a corresponding increase or decrease in goodwill and other balances recorded in connection with the mergers (in millions, except stock price):

	Stock Price	Purchase Price	Goodwill
As presented in pro forma combined results	$46.50	$2,107.9	$1,000.8
10% increase in the price per share of HNI common stock	$ 51.15	$2,225.3	$1,082.6
10% decrease in the price per share of HNI common stock	$ 41.85	$1,990.5	$919.1

The following table sets forth a preliminary allocation of the estimated purchase consideration to the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of Steelcase using Steelcase’s unaudited condensed consolidated balance sheet as of August 29, 2025, with the excess recorded to goodwill.
A fair value adjustment was made to intangible assets. Additional adjustments to Steelcase’s remaining assets and liabilities may be necessary. At this time, however, HNI has limited knowledge as to the specific details and nature of those assets and liabilities necessary to make adjustments to those values. HNI believes that the Steelcase book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable.

Assets acquired
Cash and cash equivalents	$ 216.8
Accounts receivable	$369.8
Inventories	$288.0
Other current assets	$132.5
Property and equipment	$343.0
Right-of-use assets	$160.8
Intangible assets	$575.2
Other noncurrent assets	$494.6
Total assets acquired	$2,580.7

Liabilities assumed
Accounts payable	$566.8
Other current liabilities	$40.3
Long term lease liabilities	$132.8
Other liabilities	$595.7
Total liabilities assumed	$1,335.6
Net assets acquired, excluding goodwill	$1,245.1
Deferred tax liability adjustment on the fair value of purchased intangibles, net	$(138.0)
Total estimated preliminary purchase consideration	$2,107.9
Goodwill	$1,000.8

Note 3. PRO FORMA RECLASSIFICATION ADJUSTMENTS
The unaudited pro forma condensed combined financial information has been prepared using HNI’s significant accounting policies described in HNI’s audited consolidated financial statements for the fiscal year ended December 28, 2024. During the preparation of the unaudited pro forma condensed combined financial information, HNI performed an initial review of the accounting policies of Steelcase to determine if differences in accounting policies require reclassification or adjustment to conform to HNI’s accounting policies and classifications. During this review, HNI did not become aware of any material differences between the accounting policies of HNI and Steelcase, except for certain reclassifications necessary to conform to HNI’s financial statement presentation.
The following describes the adjustments and reclassifications made in the preparation of the unaudited pro forma condensed combined financial information:
A.	Reclassification of Steelcase outbound freight and distribution expenses from cost of sales to selling and administrative expenses to conform with HNI’s financial statement line item presentation.
Upon completion of the mergers, a more comprehensive review of accounting policies of Steelcase will be performed, which may identify other differences in the accounting policies of HNI and Steelcase that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.
Note 4. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET ADJUSTMENTS
A.
Represents adjustments to the combined company cash balance to complete and fund the mergers, including (i) net proceeds from HNI’s new debt, (ii) estimated cash consideration to be paid in connection with the Closing, and (iii) HNI and Steelcase transaction costs to be paid:

Cash and cash equivalents	As of June 28, 2025
Net proceeds from HNI’s new debt	$815.8
Cash consideration paid upon mergers	$(883.2)
HNI and Steelcase transaction costs	$(124.5)

Net adjustment to cash and cash equivalents	$(191.9)

B.	Represents the net adjustment to goodwill, as well as the adjustment to record net intangible assets to estimated fair value based on the preliminary purchase price allocation as follows:

Goodwill	As of June 28, 2025
Elimination of Steelcase’s historical goodwill	$(276.5)
Goodwill to be recorded based on the estimated preliminary purchase price allocation	$1,000.8
Net adjustment to goodwill	$724.3

Intangible assets	As of June 28, 2025	Estimated remaining useful life (years)
Estimated fair value of identifiable intangible assets acquired	$575.2	15
Elimination of Steelcase’s historical intangible assets	$(70.0)
Net adjustment to intangible assets	$505.2

Net adjustment to goodwill and intangibles, net	$1,229.5

C.	HNI intends to finance the mergers, in part, with debt financing, which could include revolving loans and term loans.
On August 3, 2025, in connection with the Merger Agreement, HNI entered into a commitment letter with JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the “Debt Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties have committed to provide a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $1.1 billion (the “Bridge Facility”). The funding of the Bridge Facility provided for in the commitment letter is subject to the satisfaction of customary limited conditions, including the consummation of the mergers in all material respects in accordance with the Merger Agreement and the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the commitment letter. The Bridge Facility consists of two tranches identified as (i) a tranche in the amount of $300.0 million (“Tranche A”) and (ii) a tranche in the amount of $800.0 million (“Tranche B”).
On August 30, 2025, HNI and the Debt Commitment Parties entered into joinder letters to the Bridge Facility. Pursuant to the joinder letters, U.S. Bank National Association, Truist Bank, the Toronto-Dominion Bank, New York Branch, BMO Bank N.A. and HSBC Bank USA, National Association (the “Additional Commitment Parties”) agreed to provide supplemental commitments under Tranche B of the Bridge Facility.
On the Credit Agreement Effective Date, HNI entered into the Credit Agreement providing for the Revolver, the Term Loan A and the Term Loan B. The Lenders’ obligations to make available the commitments and fund the loans under the Credit Agreement are subject to the satisfaction of certain limited conditions, including the consummation of the mergers in all material respect in accordance with the Merger Agreement. Pursuant to the Credit Agreement, concurrently with the consummation of the mergers on the closing date, HNI will have the ability to borrow (i) up to $425.0 million under the Revolver (provided, that after giving effect to the mergers and the refinancing, there shall be at least $100.0 million of borrowing availability under the Revolver), (ii) up to $500.0 million under the Term Loan A and (iii) up to an expected $800.0 million under the Term Loan B. The aggregate amount of commitments under the Term Loan B on the Credit Agreement Effective Date was $0. The Revolver, Term Loan A and Term Loan B proceeds under the Credit Agreement may be borrowed and the proceeds used by HNI for the consummation of the mergers. On the Credit Agreement Effective Date, upon the establishment of each of the Revolver and the Term Loan A, the commitments under Tranche A of the Bridge Facility were permanently reduced to zero. Upon establishment of the Term Loan B, the commitments under Tranche B of the Bridge Facility will be reduced in proportion to the commitments established pursuant to the Term Loan B and, on the closing date, the Bridge Facility will be retired. The unaudited pro forma condensed combined financial information has been prepared assuming that the facilities under the Credit Agreement will finance the consummation of the mergers and that the Bridge Facility will be undrawn and retired.
On September 26, 2025, HNI launched an offer to exchange the Public Notes. The Public Notes have a face value of $450.0 million with a coupon rate of 5.125% per annum and mature in January 2029. As of 5:00 p.m., New York City time, on October 9, 2025, consents from holders holding at least 50.1% of the outstanding principal amount of the Public Notes have been obtained for such exchange. Such consents were not withdrawn as of 11:59 p.m., New York City time on October 31, 2025 and, effective as of such time, (i) the principal amount of commitments under tranche B of the Bridge Facility was reduced by two-thirds of the aggregate principal amount of the Public Notes and (ii) the principal amount of commitments under the Term Loan A was reduced by one third of the aggregate principal amount of the Public Notes. Should such exchange not occur, HNI will purchase or cause to be redeemed or repurchased the Public Notes in connection with the Closing. The unaudited pro forma condensed combined financial information has been prepared assuming that 100% of the Public Notes are exchanged.
Additionally, in connection with the mergers, HNI expects to terminate (i) Steelcase’s existing credit agreement, dated as of February 7, 2024, by and among Steelcase, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, (ii) HNI’s existing revolving credit facility, dated as of June 14, 2022, by and among HNI, the guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, and (iii) HNI’s existing “term loan A” facility, dated as of March 31, 2023, by and among HNI, the guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association as administrative agent.

Debt and related balances	As of June 28, 2025
HNI proceeds from issuance of new debt, net of issuance costs	$815.8
Elimination of existing unamortized debt issuance costs of Steelcase	$2.7
Net adjustment to debt	$818.5

D.	Represents the adjustment to long-term deferred income tax liabilities, as follows:

Deferred taxes	As of June 28, 2025
Deferred tax liability adjustment on the fair value of purchased intangibles	$138.0
Deferred tax asset on the transaction accounting adjustment for transaction costs	$(2.7)
Net adjustment to long-term deferred income tax liabilities	$135.4

Goodwill arising from the acquisition is not expected to be deductible for tax reporting purposes, and no pro forma adjustments for deferred taxes have been reflected in the unaudited pro forma condensed combined financial information. Because HNI has not completed financial or tax due diligence, no additional adjustments to Steelcase’s historical deferred tax balances are reflected in the unaudited pro forma condensed combined balance sheet. Additional adjustments to Steelcase’s historical deferred tax balance may be necessary, and those adjustments may be material.
E.
Represents adjustments to shareholders’ equity accounts to eliminate historical Steelcase balances, increase common stock and additional paid-in capital of the combined company for the estimated fair value of HNI stock consideration, and adjust retained earnings of the combined company as a result of transaction accounting adjustments to net income incurred at Closing.

As of June 28, 2025
Elimination of Steelcase’s historical retained earnings	$(1,010.4)
Effect of transaction costs and other adjustments to net income	$(124.5)
Net adjustment to retained earnings	$(1,134.9)
Elimination of Steelcase’s historical common stock	—
Estimated HNI common stock issued as purchase consideration	$25.2
Net adjustment to common stock	$25.2
Elimination of Steelcase’s historical accumulated other comprehensive income (“AOCI”) balance	$35.5
Elimination of Steelcase’s historical additional paid-in capital (“APIC”) balance	$(41.5)
Estimated APIC recorded for HNI common stock issued as purchase consideration	$1,199.5
Net adjustment to APIC	$1,158.0

F.
No adjustments to the carrying value of inventory or property, plant, and equipment or right-of-use (“ROU”) assets were estimated as HNI does not have sufficient information as to the types, nature, age, and condition of Steelcase’s inventory and property and ROU assets to estimate fair value or conclude whether carrying value approximates fair value.

Note 5. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS ADJUSTMENTS
A.	Represents the elimination of sales of finished goods from HNI companies to Steelcase-owned dealers with the corresponding elimination to cost of sales on Steelcase.

	Six months ended June 28, 2025	Year ended December 28, 2024
Net sales & cost of sales	$2.1	$4.6

B.
Represents the elimination of historical amortization expense related to Steelcase intangible assets and the addition of amortization expense from the acquired intangible assets based on the preliminary estimated fair values and useful lives as discussed in Note 2 – Estimated Merger Consideration and Preliminary Purchase Price Allocation and Note 4 – Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments:

	Six months ended June 28, 2025	Year ended December 28, 2024
Elimination of Steelcase historical Intangible assets, net amortization expense	$(8.7)	$(17.4)
New amortization expense for newly acquired intangible assets	$12.0	$24.0
Total pro forma amortization expense adjustment	$3.3	$6.6

A 10% change in the fair value of definite-lived intangible assets acquired would change amortization expense on a pro forma basis by $1.0 million for the six months ended June 28, 2025, and $2.0 million for the year ended December 28, 2024.
C.	HNI expects to fund the cash portion of the merger consideration with a combination of cash on hand and borrowings from HNI’s credit facilities. See Note 4.C for additional information.
Adjustments to interest expense include the following:

	Six months ended June 28, 2025	Year ended December 28, 2024
Interest expense related to new debt used to finance merger	$39.5	$79.0
Amortization of new debt issuance costs to interest expense	$1.8	$3.5
Transaction accounting adjustment to reflect absorption of Steelcase debt	$(12.6)	$(25.7)
Net pro forma impact to interest expense	$28.7	$56.8

D.	Adjustment to reflect estimated non-recurring acquisition-related transaction costs, including investment banking, advisory, legal, valuation, and other professional fees:

	Six months ended June 28, 2025	Year ended December 28, 2024
Non-recurring transaction costs	—	$124.5

E.	Represents the impact on income tax expense of transaction accounting adjustments as follows:

	Six months ended June 28, 2025	Year ended December 28, 2024
Income tax impact of transaction costs	—	$(26.0)
Income tax impact of the net increase in interest expense	$(6.8)	$(13.6)
Income tax impact of the net increase in amortization expense	$(0.8)	$(1.6)
Total transaction accounting adjustments for income tax expense	$(7.6)	$(41.2)

The net transaction accounting adjustments to income tax expense reflect the tax effect of the transaction accounting adjustments using the blended statutory rate of 24% for the six months ended June 28, 2025 and the year ended December 28, 2024.
F.
The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the estimated weighted-average number of shares of HNI common stock outstanding on a pro forma basis, as illustrated below. The pro forma weighted-average shares of HNI common stock outstanding have been calculated as if the shares of HNI common stock expected to be issued as merger consideration had been issued and outstanding as of the start of the pro forma period presented and accounting for the dilutive impact of HNI common stock awards anticipated to be issued to Steelcase employees and which vest after the Closing. Amounts below are in millions except per share data.

	Six months ended June 28, 2025	Year ended December 28, 2024
Pro Forma Weighted Average Shares (Basic)
HNI historical weighted average shares outstanding (basic)	46.6	47.4
Shares of HNI common stock issued as consideration for outstanding shares of Steelcase common stock	25.2	25.2
Pro Forma Weighted Average Shares (Basic)	71.8	72.6

Pro Forma Weighted Average Shares (Diluted)
HNI historical weighted average shares outstanding (diluted)	47.6	48.5
Shares of HNI common stock issued as consideration for outstanding shares of Steelcase common stock	25.2	25.2
Dilutive impact of HNI common stock awards issued to Steelcase employees vesting after the Closing	1.5	1.5
Pro Forma Weighted Average Shares (Diluted)	74.3	75.2

	Six months ended June 28, 2025	Year ended December 28, 2024

Pro Forma Basic Earnings Per Share
Pro forma net earnings	$86.5	$113.6
Pro forma weighted average shares (basic)	71.8	72.6
Pro Forma Basic Earnings Per Share	$1.21	$1.57

Pro Forma Diluted Earnings Per Share
Pro forma net earnings	$86.5	$113.6
Pro forma weighted average shares (diluted)	74.3	75.2
Pro Forma Diluted Earnings Per Share	$1.16	$1.51

THE HNI SPECIAL MEETING
This section contains information for holders of HNI common stock about the special meeting that HNI has called to allow holders of HNI common stock to consider and vote on the HNI common stock issuance proposal. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of HNI common stock and a form of proxy card that the HNI board of directors is soliciting for use by the holders of HNI common stock at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The HNI special meeting will be held virtually via live audio webcast at www.virtualshareholdermeeting.com/HNI2025SM on December 5, 2025 at 11:30 a.m., Eastern time (10:30 a.m., Central time). There will be no physical location for the HNI special meeting.
Matters to Be Considered
At the HNI special meeting, holders of HNI common stock will be asked to consider and vote on the following proposal:
•	the HNI common stock issuance proposal.
Recommendation of the HNI Board of Directors
The HNI board of directors unanimously recommends that you vote “FOR” the HNI common stock issuance proposal. See “The Mergers—HNI’s Reasons for the Mergers; Recommendation of the HNI Board of Directors” for a more detailed discussion of the HNI board of directors’ recommendation.
Record Date and Quorum
The HNI board of directors has fixed the close of business on October 14, 2025 as the record date for determination of holders of HNI common stock entitled to notice of and to vote at the HNI special meeting. On the record date for the HNI special meeting, there were 45,843,684 shares of HNI common stock outstanding.
A majority of the outstanding HNI common shares entitled to vote, represented in person or by proxy, shall constitute a quorum for action on that matter at the HNI special meeting. If you fail to submit a proxy or to vote at the HNI special meeting on a proposal, or fail to instruct your bank, broker or other nominee how to vote on the proposal, your shares of HNI common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
In the event that a quorum is not present at the HNI special meeting, it is expected that the HNI special meeting will be adjourned and postponed. In the event that a quorum is not present at the HNI special meeting, the chairman of the HNI special meeting may adjourn the HNI special meeting to a later date and time (in each case, subject to applicable law and compliance with HNI’s articles of incorporation and bylaws).
At the HNI special meeting, each share of HNI common stock is entitled to one (1) vote on all matters properly submitted to holders of HNI common stock.
As of the record date, HNI directors and executive officers and their affiliates owned and were entitled to vote approximately 830,798 shares of HNI common stock, representing approximately 1.8% of the outstanding shares of HNI common stock. We currently expect that HNI’s directors and executive officers will vote their shares in favor of the HNI common stock issuance proposal and the other proposals to be considered at the HNI special meeting. As of October 14, 2025, the record date for the HNI special meeting, HNI’s directors owned and held sole dispositive and voting power over shares of HNI common stock representing approximately 1.2% of the voting power represented by all issued and outstanding shares of HNI common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that the proposal to be voted on at the HNI special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the HNI special meeting. If your bank, broker or other nominee holds your shares of HNI common stock in “street name,” such entity will vote your shares of HNI common stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Failure to Vote
HNI Common Stock Issuance Proposal:
•
Vote required: Approval of the HNI common stock issuance proposal requires the votes cast favoring the HNI common stock issuance proposal exceeding the votes cast opposing the HNI common stock issuance proposal, in each case, by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote at the HNI special meeting at which a quorum is present.

•
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the HNI special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the HNI common stock issuance proposal, it will have no effect on the HNI common stock issuance proposal.

Attending the Special Meeting
You will be able to attend the HNI special meeting by visiting the HNI special meeting website at www.virtualshareholdermeeting.com/HNI2025SM and entering a 16-digit control number. If you hold your shares of HNI common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of HNI common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the HNI special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the HNI special meeting. If you join the HNI special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the HNI special meeting website, you will be able to attend the HNI special meeting and vote your shares online during the HNI special meeting.
HNI shareholders are encouraged to access the HNI special meeting before the start time of 11:30 a.m., Eastern time (10:30 a.m., Central time). Please allow ample time for online check-in, which will begin at 11:15 a.m., Eastern time (10:15 a.m., Central time). If you encounter technical difficulties at the check-in for the HNI special meeting or during the HNI special meeting, please call the technical support telephone number that will be posted on the HNI special meeting website at www.virtualshareholdermeeting.com/HNI2025SM. Technicians will be available to assist you.
HNI shareholders who participate in the HNI special meeting via the HNI special meeting website will be considered to have attended the HNI special meeting and to have been present at the HNI special meeting “in person,” including for purposes of determining a quorum and counting votes.
Proxies
A holder of HNI common stock may vote by proxy or at the HNI special meeting via the HNI special meeting website. If you hold your shares of HNI common stock in your name as a holder of record, to submit a proxy, you, as a holder of HNI common stock, may use one of the following methods:
•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.
•	Through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the internet, you must do so by 11:59 p.m., Eastern time (10:59 p.m., Central time) on December 4, 2025. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the HNI special meeting.
HNI requests that holders of HNI common stock vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to HNI as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of HNI common stock represented by it will be voted at the HNI special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the HNI common stock issuance proposal.
If a holder’s shares of HNI common stock are held in “street name” by a bank, broker, trustee or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
If you participate in HNI’s retirement plan, the proxy card you receive will include common stock allocated to your account. Properly completed and signed proxy cards, in addition to telephone and internet voting in advance of the HNI special meeting, will serve to instruct the plan trustee on how to vote any shares allocated to your account and a portion of all shares as to which no instructions have been received, referred to as “undirected shares,” from plan participants. The proportion of the undirected shares to which your instructions will apply will be equal to the proportion of the shares to which the trustee receives instructions represented by your shares.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the HNI special meeting. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.
Shares Held in Street Name
If your shares of HNI common stock are held in “street name” through a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote your shares. Your bank, broker or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker or other nominee.
You may not vote shares of HNI common stock held in a brokerage or other account in “street name” by returning a proxy card directly to HNI.
Further, banks, brokers, trustees or other nominees who hold shares of HNI common stock on behalf of their customers may not give a proxy to HNI to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the HNI special meeting, including the HNI common stock issuance proposal.
Revocability of Proxies
If you are a holder of HNI common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to HNI’s corporate secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the internet at a later time, before 11:59 p.m., Eastern time (10:59 p.m., Central time) on the day before the HNI special meeting; or
•	attending in person and voting at the HNI special meeting.
If you hold your shares of HNI common stock through a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.
Attendance at the HNI special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by HNI after the vote will not affect the vote. HNI’s corporate secretary’s mailing address is: 600 East Second Street, Muscatine, Iowa 52761. If the HNI special meeting is postponed or adjourned, it will not affect the ability of holders of HNI common stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to holders of HNI common stock residing at the same address, unless such holders of HNI common stock have notified HNI of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both HNI common stock and Steelcase common stock, you will receive two (2) separate packages of proxy materials.
HNI will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of HNI common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to HNI’s corporate secretary at 600 East Second Street, Muscatine, Iowa 52761, or HNI’s proxy solicitor, Georgeson, by calling toll-free at 1-866-585-3807.
Solicitation of Proxies
HNI and Steelcase will each bear their own expenses incurred in connection with the mergers, including the retention of any information agent or other service provider, except that expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by HNI and Steelcase. To assist in the solicitation of proxies, HNI has retained Georgeson, for a fee of $45,000 plus certain amounts for additional services. HNI and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of HNI common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of HNI. No additional compensation will be paid to HNI’s directors, officers or employees for solicitation.
Assistance
If you need assistance in completing your proxy card, have questions regarding HNI’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact HNI at 600 East Second Street, Muscatine, Iowa 52761, or by telephone at (563) 272-7400, or HNI’s proxy solicitor, Georgeson, by calling toll-free at 1-866-585-3807.

HNI PROPOSAL
HNI Common Stock Issuance Proposal
HNI is asking holders of HNI common stock to approve the issuance of shares of HNI common stock to holders of shares of Steelcase common stock pursuant to the Merger Agreement. Holders of HNI common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the HNI board of directors has by resolutions unanimously adopted, (i) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, (ii) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are in the best interests of HNI and its shareholders, (iii) directed that the HNI common stock issuance proposal be submitted to a vote at the HNI special meeting and (iv) recommended approval of the HNI common stock issuance proposal by the holders of HNI common stock. See the section entitled “The Mergers—HNI’s Reasons for the Mergers; Recommendation of the HNI Board of Directors” for a more detailed discussion of the recommendation of the HNI board of directors.
Approval of the HNI common stock issuance proposal is a condition to the completion of the mergers. If the HNI common stock issuance proposal is not approved, the mergers will not occur. For a detailed discussion of the terms and conditions of the mergers, see the section entitled “The Mergers—Terms of the Mergers.”
Vote Required for Approval
Approval of the HNI common stock issuance proposal requires the votes cast favoring the HNI common stock issuance proposal exceeding the votes cast opposing the HNI common stock issuance proposal, in each case, by the holders of the shares of HNI common stock, present in person or represented by proxy and entitled to vote at the HNI special meeting at which a quorum is present. Shares of HNI common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the HNI common stock issuance proposal.
Recommendation of the HNI Board of Directors
THE HNI BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE HNI COMMON STOCK ISSUANCE PROPOSAL.

THE STEELCASE SPECIAL MEETING
This section contains information for holders of Steelcase common stock about the special meeting that Steelcase has called to allow holders of Steelcase common stock to consider and vote on the Steelcase merger proposal and other related matters. This joint proxy statement/prospectus, which is accompanied by a notice of the special meeting of holders of Steelcase common stock and a proxy card, is being provided to Steelcase shareholders as part of a solicitation of proxies by the Steelcase board of directors for use at the Steelcase special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Steelcase special meeting will be held in a virtual-only format conducted via live audio webcast at www.virtualshareholdermeeting.com/SCS2025SM, on December 5, 2025, at 11:00 a.m., Eastern time (10:00 a.m., Central time). There will be no physical location for the Steelcase special meeting.
Attending the Special Meeting
You will be able to attend the Steelcase special meeting by visiting the Steelcase special meeting website at www.virtualshareholdermeeting.com/SCS2025SM and entering a 16-digit control number. If you hold your shares of Steelcase common stock as a holder of record, your 16-digit control number will be printed on your proxy card. If instead you hold your shares of Steelcase common stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the Steelcase special meeting) to obtain a legal proxy that will permit you to attend, and vote at, the Steelcase special meeting. If you join the Steelcase special meeting by using your 16-digit control number or obtaining a legal proxy and logging in to the Steelcase special meeting website, you will be able to attend and participate in the Steelcase special meeting, submit your questions during the Steelcase special meeting, and vote your shares online during the Steelcase special meeting.
Steelcase shareholders are encouraged to access the Steelcase special meeting before the start time of 11:00 a.m., Eastern time (10:00 a.m., Central time). Please allow ample time for online check-in, which will begin at 10:45 a.m., Eastern time (9:45 a.m., Central time). If you encounter technical difficulties at the check-in for the Steelcase special meeting or during the Steelcase special meeting, please call the technical support telephone number that will be posted on the Steelcase special meeting website at www.virtualshareholdermeeting.com/SCS2025SM. Technicians will be available to assist you.
Steelcase shareholders who participate in the Steelcase special meeting via the Steelcase special meeting website will be considered to have attended the Steelcase special meeting and to have been present at the Steelcase special meeting “in person,” including for purposes of determining a quorum and counting votes.
Matters to Be Considered
At the Steelcase special meeting, holders of Steelcase common stock will be asked to consider and vote on the following proposals:
•	the Steelcase merger proposal; and
•	the Steelcase compensation proposal.
Recommendation of the Steelcase Board of Directors
The Steelcase board of directors recommends that you vote “FOR” the Steelcase merger proposal and “FOR” the Steelcase compensation proposal. Without limiting the foregoing, in accordance with the Merger Agreement, the Steelcase board of directors has recommended that Steelcase shareholders adopt the Merger Agreement and approve the mergers and the transactions contemplated by the Merger Agreement. See the section entitled “The Mergers—Steelcase’s Reasons for the Mergers; Recommendation of the Steelcase Board of Directors” for a more detailed discussion of the Steelcase board of directors’ recommendation.

Record Date and Quorum
The Steelcase board of directors has fixed the close of business on October 14, 2025 as the record date for determination of holders of Steelcase common stock entitled to notice of and to vote at the Steelcase special meeting. On the record date for the Steelcase special meeting, there were 114,842,079 shares of Steelcase common stock outstanding.
Shares representing a majority of the voting power of shares entitled to vote at the Steelcase special meeting must be present or represented by proxy at the Steelcase special meeting to constitute a quorum for the transaction of business at the Steelcase special meeting. In the event that a quorum is not present at the Steelcase special meeting, it is expected that the Steelcase special meeting will be adjourned or postponed. In the event that a quorum is not present at the Steelcase special meeting, the chair of the Steelcase special meeting or the Steelcase board of directors may adjourn the Steelcase special meeting to a later date and time (in each case, subject to applicable law and compliance with the Steelcase articles of incorporation and by-laws). If you fail to submit a proxy or to vote at the Steelcase special meeting, or fail to instruct your bank, broker or other nominee how to vote, your shares of Steelcase common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.
At the Steelcase special meeting, each share of Steelcase common stock is entitled to one vote on all matters properly submitted to holders of Steelcase common stock.
As of the record date, Steelcase directors and executive officers and their affiliates owned and were entitled to vote approximately 7,569,336 shares of Steelcase common stock, representing approximately 6.59% of the outstanding shares of Steelcase common stock. We currently expect that Steelcase’s directors and executive officers will vote their shares in favor of the Steelcase merger proposal and the other proposals to be considered at the Steelcase special meeting, although only Robert C. Pew III and Jennifer C. Niemann have entered into voting and support agreements obligating them to do so. As of October 14, 2025, the record date for the Steelcase special meeting, Steelcase’s directors owned and held sole dispositive and voting power over shares of Steelcase common stock representing approximately 5.85% of the voting power represented by all issued and outstanding shares of Steelcase common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares, and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that each proposal to be voted on at the Steelcase special meeting will be “non-routine” matters, and, accordingly, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Steelcase special meeting. If your bank, broker or other nominee holds your shares of Steelcase common stock in “street name,” such entity will vote your shares of Steelcase common stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions; Failure to Vote
Proposal 1: Steelcase merger proposal:
Vote required: Approval of the Steelcase merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon at the Steelcase special meeting.
Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Steelcase special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Steelcase merger proposal, it will have the same effect as a vote “AGAINST” the Steelcase merger proposal.
Proposal 2: Steelcase compensation proposal:
Vote required: Approval of the Steelcase compensation proposal requires the affirmative vote of the majority of the votes cast at the Steelcase special meeting.

Effect of abstentions and broker non-votes: If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote at the Steelcase special meeting or fail to instruct your bank, broker, trustee or other nominee how to vote with respect to the Steelcase compensation proposal, it will have no effect on such proposal.
Participating in the Special Meeting
Steelcase shareholders of record and beneficial owners of Steelcase common stock may attend and participate in the Steelcase special meeting, including by asking questions or voting; however, the processes for shareholders of record and beneficial owners to attend differ, as described above in “—Attending the Special Meeting.” Guests may connect and listen to the live audio webcast of the Steelcase special meeting, but will not be able to ask questions or otherwise participate in the Steelcase special meeting.
Steelcase shareholders of record and beneficial owners of Steelcase common stock that attend the Steelcase special meeting will be able to ask questions and vote by following the instructions on the special meeting website.
Proxies
Please vote by proxy as promptly as possible, whether or not you expect to attend the Steelcase special meeting via the Steelcase special meeting website.
If your shares of Steelcase common stock are held in the name of a bank, broker or other nominee, you may vote by proxy by following the instructions on the voting instruction form furnished by the bank, broker or other nominee. See “—Shares Held in Street Name” below.
If you hold your shares of Steelcase common stock in your name as a holder of record, to submit a proxy, you may use one of the following methods:
•	By telephone: by dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone.
•	Through the Internet: by visiting the website address shown on your proxy card and following the instructions to vote online.
•	By mail: by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. The envelope requires no additional postage if mailed in the United States.
•	At the special meeting: To vote at the Steelcase special meeting, attend the Steelcase special meeting and vote via the Steelcase special meeting website. See “—Attending the Special Meeting” above.
If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern time (10:59 p.m., Central time) on December 4, 2025. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Steelcase special meeting.
Steelcase requests that holders of record of Steelcase common stock vote by telephone, over the Internet or by completing, dating and signing the accompanying proxy card and returning it to Steelcase as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Steelcase common stock represented by it will be voted at the Steelcase special meeting in accordance with the instructions given on the proxy card. If, as a holder of record of Steelcase common stock, you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Steelcase merger proposal and “FOR” the Steelcase compensation proposal.
If your shares of Steelcase common stock are held in “street name” by a bank, broker or other nominee please check the voting instruction form furnished by that firm to determine whether and how you may vote by telephone or the Internet. See “—Shares Held in Street Name” below.
Every vote is important. Accordingly, if you are a holder of record of Steelcase common stock, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the Steelcase special meeting. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, because you may revoke your proxy.

Shares Held in Street Name
If your shares of Steelcase common stock are held in “street name” through a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote your shares. Your bank, broker or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker or other nominee.
You may not vote shares of Steelcase common stock held in a brokerage or other account in “street name” by returning a proxy card directly to Steelcase.
Further, banks, brokers, trustees or other nominees who hold shares of Steelcase common stock on behalf of their customers may not give a proxy to Steelcase to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, trustees and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the Steelcase special meeting, including the Steelcase merger proposal and the Steelcase compensation proposal.
Revocability of Proxies
If you are a holder of Steelcase common stock of record, you may revoke your proxy at any time before it is voted by:
•	submitting a written notice of revocation to Steelcase’s secretary;
•	granting a subsequently dated proxy;
•	voting by telephone or the Internet at a later time (before 11:59 p.m., Eastern time (10:59 p.m., Central time), on the day before the Steelcase special meeting); or
•	attending the Steelcase special meeting in person via the Steelcase special meeting website and voting at the Steelcase special meeting. See “—Attending the Special Meeting” above.
If you hold your shares of Steelcase common stock through a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.
Attendance at the Steelcase special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Steelcase after the vote at the Steelcase special meeting will not affect the vote. Steelcase’s secretary’s mailing address is 901 44th St SE, Grand Rapids, MI 49508. If the Steelcase special meeting is postponed or adjourned, it will not affect the ability of holders of record of Steelcase common stock as of the record date for the Steelcase special meeting to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
Only one copy of this joint proxy statement/prospectus is being delivered to any household at which two or more shareholders reside if they appear to be members of the same family, unless such holders of Steelcase common stock have notified Steelcase of their desire to receive multiple copies of the joint proxy statement/prospectus.
If you hold shares of both HNI common stock and Steelcase common stock, you will receive two separate packages of proxy materials.
Steelcase will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of Steelcase common stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Steelcase’s secretary at 901 44th St SE, Grand Rapids, MI 49508, or Steelcase’s proxy solicitor, Georgeson LLC, by calling toll-free at 1-866-585-3828.
Solicitation of Proxies
Expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by HNI and Steelcase. To assist in the solicitation of proxies, Steelcase has retained Georgeson LLC, for a fee of $40,000 plus reimbursement of reasonable and customary documented out-of-pocket expenses for their services. Steelcase and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Steelcase common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Steelcase. No additional compensation will be paid to Steelcase’s directors, officers or employees for solicitation.
Assistance
If you need assistance in completing your proxy card, have questions regarding Steelcase’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Steelcase at 901 44th St SE, Grand Rapids, MI 49508, or by telephone at (616) 247-2710, or Steelcase’s proxy solicitor, Georgeson LLC, by calling toll-free at 1-866-585-3828.

STEELCASE PROPOSALS
Proposal 1: Steelcase Merger Proposal
Steelcase is asking holders of Steelcase common stock to adopt the Merger Agreement and approve the first merger.
Holders of Steelcase common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement and the mergers. A copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the Steelcase board of directors (i) determined that the Merger Agreement and the other matters and transactions contemplated thereby are in the best interests of Steelcase and its shareholders, (ii) approved, adopted and authorized the Merger Agreement and the other matters and transactions contemplated thereby, (iii) authorized the execution and delivery of the Merger Agreement and the other matters and transactions contemplated thereby, (iv) directed that adoption of the Merger Agreement and approval of the first merger be submitted to the holders of Steelcase common stock for approval and (v) recommended adoption of the Merger Agreement and approval of the first merger by the holders of Steelcase common stock. See the section entitled “The Mergers—Steelcase’s Reasons for the Merger; Recommendation of the Steelcase Board of Directors” for a more detailed discussion of the recommendation of the Steelcase board of directors.
Approval of the Steelcase merger proposal is a condition to the completion of the merger. If the Steelcase merger proposal is not approved, the mergers will not occur. For a detailed discussion of the terms and conditions of the mergers, see the section entitled “The Mergers—Terms of the Mergers.”
Approval of the Steelcase merger proposal will constitute shareholder approval of the Merger Agreement for purposes of the requirement for such approval under Section 703a of the MBCA.
Vote Required for Approval
Approval of the Steelcase merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon at the Steelcase special meeting. Shares of Steelcase common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as a vote “AGAINST” the Steelcase merger proposal.
Recommendation of the Steelcase Board of Directors
THE STEELCASE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE STEELCASE MERGER PROPOSAL.
Proposal 2: Steelcase Compensation Proposal
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Steelcase is seeking a non-binding, advisory shareholder approval of the compensation of Steelcase’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers.” The Steelcase compensation proposal gives holders of Steelcase common stock the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to Steelcase’s named executive officers.
The Steelcase board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and is asking holders of Steelcase common stock to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the Steelcase named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers” are hereby APPROVED.”

Vote Required for Approval
The vote on the Steelcase compensation proposal is a vote separate and apart from the vote on the Steelcase merger proposal. Accordingly, if you are a holder of Steelcase common stock, you may vote to approve the Steelcase merger proposal and vote not to approve the Steelcase compensation proposal, and vice versa. The approval of the Steelcase compensation proposal by holders of Steelcase common stock is not a condition to the completion of the mergers. Because the vote on the Steelcase compensation proposal is advisory only, it will not affect the obligation of Steelcase, HNI or the surviving corporation to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the mergers are completed, the merger-related compensation will be paid to Steelcase’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if holders of Steelcase common stock fail to approve the advisory vote regarding merger-related compensation.
Approval of the Steelcase compensation proposal requires the affirmative vote of a majority of the votes cast by holders of Steelcase common stock at the special meeting. Shares of Steelcase common stock not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have no effect on the Steelcase compensation proposal.
Recommendation of the Steelcase Board of Directors
THE STEELCASE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE STEELCASE COMPENSATION PROPOSAL.

INFORMATION ABOUT HNI
HNI Corporation is incorporated under the laws of the State of Iowa and maintains its principal executive office in Muscatine, Iowa. HNI is a manufacturer of commercial furnishings and building products, operating under two segments. The Workplace Furnishings segment is a leading designer and provider of commercial furnishings, going to market under multiple unique brands. The residential building products segment is the nation’s leading manufacturer and marketer of hearth products, which include a full array of gas, electric, wood and pellet-burning fireplaces, inserts, stoves, facings and accessories.
As of June 28, 2025, HNI had consolidated assets of approximately $1.912 billion, total consolidated liabilities of approximately $1.101 billion and shareholders’ equity of approximately $811 million.
HNI common stock is traded on the NYSE under the symbol “HNI.”
HNI’s principal executive office is located at 600 East Second Street, Muscatine, Iowa 52761 and its telephone number is (563) 272-7400 and its website is www.hnicorp.com. The information on HNI’s website is not part of this joint proxy statement/prospectus, and the reference to HNI’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about HNI and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

INFORMATION ABOUT STEELCASE
Steelcase Inc. is a global design and furniture company incorporated in the State of Michigan and maintains its principal executive office in Grand Rapids, Michigan. Steelcase was founded in 1912 and became publicly traded in 1998. Through its community of brands which include Steelcase®, AMQ®, Coalesse®, Designtex®, HALCON™, Orangebox®, Smith System® and Viccarbe®, Steelcase offers a comprehensive portfolio of furniture and interior architectural products and services. Steelcase has approximately 11,300 employees and operates manufacturing and distribution center facilities in 22 principal locations.
As of August 29, 2025, Steelcase had consolidated assets of approximately $2.35 billion, consolidated long-term debt of $447 million and consolidated shareholders’ equity of approximately $1 billion.
Steelcase common stock is traded on the NYSE under the symbol “SCS.”
Steelcase’s principal executive office is located at 901 44th Street SE, Grand Rapids, Michigan 49508, its telephone number is (616) 247-2710 and its website is www.steelcase.com. The information on Steelcase’s website is not part of this joint proxy statement/prospectus, and the reference to Steelcase’s website address does not constitute incorporation by reference of any information on that website into this joint proxy statement/prospectus.
Additional information about Steelcase and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

THE MERGERS
This section of the joint proxy statement/prospectus describes material aspects of the mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers. In addition, we incorporate important business and financial information about each of us into this joint proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”
Terms of the Mergers
Each of HNI’s and Steelcase’s respective board of directors has approved the Merger Agreement. The Merger Agreement provides that (i) Merger Sub Inc. will be merged with and into Steelcase, whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the first merger, Steelcase will be merged with and into Merger Sub LLC, whereupon the separate existence of Steelcase will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI.
Pursuant to the Merger Agreement, at the first effective time, each share of Steelcase common stock issued and outstanding immediately before the first effective time (other than shares owned by HNI, Merger Sub Inc. and Merger Sub LLC) will convert into, at the election of the holder, the right to receive: (i) mixed consideration, (ii) cash consideration or (iii) stock consideration. The merger consideration to be paid to holders of Steelcase common stock who do not make an election will be the mixed consideration. The merger consideration to be paid to holders of Steelcase common stock electing to receive the cash consideration or the stock consideration in connection with the mergers is subject, pursuant to the Merger Agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of HNI common stock issued in the mergers is the same as what would be paid and issued if all holders of Steelcase common stock entitled to the merger consideration were to receive the mixed consideration at the first effective time. No fractional shares of HNI common stock will be issued in connection with the mergers, and holders of Steelcase common stock will be entitled to receive cash in lieu thereof.
Holders of Steelcase common stock are being asked to approve the Merger Agreement. Holders of HNI common stock are being asked to approve the HNI common stock issuance. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the mergers, including information about the conditions to the completion of the mergers and the provisions for terminating or amending the Merger Agreement.
Background of the Mergers
As part of its ongoing evaluation of Steelcase’s business, the Steelcase board of directors, together with Steelcase senior management, regularly reviews and assesses opportunities to increase shareholder value, including evaluating various potential strategic alternatives such as acquisitions and dispositions. Steelcase also regularly engages with Steelcase shareholders to discuss Steelcase and its business, operations and financial results and to hear the views of Steelcase shareholders regarding Steelcase.
Similarly, the HNI board of directors, together with HNI senior management, regularly reviews and assesses opportunities to increase shareholder value, including evaluating various potential strategic alternatives.
On Tuesday August 13, 2024, during the HNI board of directors’ regularly scheduled meeting, the HNI board of directors reviewed a number of strategic options for HNI to increase shareholder value, which included a discussion of a possible transaction with Steelcase. Following this review, the HNI board of directors asked HNI senior management to continue the analysis of a possible transaction with Steelcase.
In October 2024, HNI engaged J.P. Morgan as its financial advisor in connection with considering a possible transaction with Steelcase.
On Friday, November 8, 2024, the HNI board of directors, with the assistance of J.P. Morgan and Davis Polk, discussed a possible transaction with Steelcase. Following such discussion, the HNI board of directors authorized HNI management to contact and discuss with Steelcase a possible combination transaction and to deliver a non-binding proposal for a strategic combination with Steelcase in which HNI would acquire Steelcase.
On Wednesday, November 13, 2024, Jeffrey D. Lorenger, Chairman, President and Chief Executive Officer of HNI, contacted Sara E. Armbruster, President and Chief Executive Officer of Steelcase, to request a call.
On Monday, November 18, 2024, Mr. Lorenger and Ms. Armbruster had a call and set up an in-person meeting to be held on November 25, 2024.
On Monday, November 25, 2024, Mr. Lorenger and Ms. Armbruster met in person in Ada, Michigan during which Mr. Lorenger stated that HNI would be sending a proposal for a strategic transaction to Steelcase. Shortly thereafter, Mr. Lorenger sent HNI’s non-binding proposal to Ms. Armbruster proposing a strategic combination with Steelcase in which HNI would acquire 100% of the outstanding shares of Steelcase for consideration consisting of $6.90 in cash and a fixed exchange ratio of 0.1843 shares of HNI common stock for each share of Steelcase common stock (representing an implied purchase price of $17.25 per share based on the closing share price of HNI’s common stock of $56.17 as of November 22, 2024) and a cash/stock election mechanism with the aggregate cash consideration and the aggregate shares of HNI common stock to be issued in the transaction each capped at 40% and 60%, respectively, of the total merger consideration (the “November 25 non-binding proposal”). In the November 25 non-binding proposal, HNI stated that Steelcase shareholders would own approximately 31% of the combined company.
On Wednesday, November 27, 2024, the Steelcase board of directors held a meeting to review the November 25 non-binding proposal. Members of Steelcase management and representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) were in attendance. The Steelcase board of directors authorized Steelcase management to contact Goldman Sachs and BofA Securities for purposes of their engagement in connection with the November 25 non-binding proposal.
On Tuesday, December 10, 2024, the Steelcase board of directors held a meeting to review the November 25 non-binding proposal. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. Representatives of Skadden reviewed with the Steelcase board of directors its fiduciary duties and its process for disclosing and managing any potential director conflicts of interest in connection with the board’s consideration of the November 25 non-binding proposal and other strategic alternatives. Representatives of Goldman Sachs reviewed with the Steelcase board of directors the terms and conditions of the November 25 non-binding proposal and a financial analysis thereof. Representatives of Goldman Sachs also reviewed various strategic alternatives to potentially enhance shareholder value, including continuing to execute on Steelcase’s standalone strategic plan, various actions to accelerate value creation in Steelcase’s businesses, engagement with HNI on its non-binding proposal and a broader exploration of strategic alternatives. The Steelcase board of directors determined to continue its review at its next meeting and instructed Steelcase’s advisors to continue to perform their respective legal, financial and strategic analyses.
On Wednesday, December 18, 2024, the Steelcase board of directors held a meeting to, among other matters, further review the November 25 non-binding proposal. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. The Steelcase board of directors continued its discussion of the November 25 non-binding proposal and other strategic alternatives to potentially enhance shareholder value. Representatives of Goldman Sachs and BofA Securities continued to review with the Steelcase board of directors the November 25 non-binding proposal and potential responses to HNI. The Steelcase board of directors also discussed that Jennifer C. Niemann, a member of the Steelcase board of directors, is the owner and operator of an independent Steelcase dealership and whether such relationship could give rise to a potential conflict of interest in certain circumstances. The Steelcase board of directors determined that Ms. Niemann would participate in meetings on the potential strategic transaction with HNI but would abstain from voting on matters relating to the potential strategic transaction with HNI. The Steelcase board of directors (with Ms. Niemann abstaining) unanimously determined that it was not in the best interests of Steelcase and its shareholders to transact or engage with HNI on the price and terms set forth in the November 25 non-binding proposal, and instructed Ms. Armbruster to respond to Mr. Lorenger accordingly.
On Friday, December 20, 2024, Ms. Armbruster called Mr. Lorenger to convey that Steelcase would be providing a response to the November 25 non-binding proposal and, following the call, sent a letter to Mr. Lorenger in response to the November 25 non-binding proposal in accordance with the Steelcase board of directors’ instruction (the “December 20 response letter”).

On Thursday, January 2, 2025, the Steelcase board of directors held a meeting to review Steelcase’s standalone strategic plan. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance.
On Wednesday, January 15, 2025, the Steelcase board of directors held a meeting to, among other matters, further review Steelcase’s standalone strategic plan. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. Representatives of Goldman Sachs reviewed with the Steelcase board of directors matters relating to Steelcase’s share price, trading and performance, standalone strategic plan and potential alternatives to potentially enhance shareholder value, including margin enhancement initiatives, changes to portfolio mix, share repurchases and pursuit of a transformative acquisition. The Steelcase board of directors also reviewed the terms and conditions of the proposed engagement letters for each of Goldman Sachs and BofA Securities and their relationship disclosures. The Steelcase board of directors authorized Steelcase management to proceed with the respective engagements.
In January 2025, Steelcase formally engaged Goldman Sachs and BofA Securities as its financial advisors.
On January 23, 2025, the HNI board of directors held a meeting to, among other matters, discuss a potential revised proposal for a strategic combination with Steelcase. Members of HNI management and representatives of J.P. Morgan were in attendance. The HNI board discussed the December 20 response letter and a potential revised proposal for a strategic combination with Steelcase. Following such discussion, the HNI board of directors authorized HNI management to deliver a revised non-binding proposal for a strategic combination with Steelcase.
On Monday, February 10, 2025, Mr. Lorenger and Ms. Armbruster had a call during which Mr. Lorenger stated that HNI would be sending a revised proposal for a strategic combination with Steelcase. Shortly thereafter, Mr. Lorenger sent HNI’s revised non-binding proposal to Ms. Armbruster, which included proposed consideration of $7.20 in cash and a fixed exchange ratio of 0.2192 shares of HNI common stock for each share of Steelcase common stock (representing an implied purchase price of $18.00 per share based on HNI’s 10-day volume-weighted average price of $49.28 as of February 7, 2025), and a cash/stock election with the aggregate cash consideration and the aggregate shares of HNI common stock to be issued in the transaction each capped at 40% and 60%, respectively, of the total merger consideration (the “February 10 non-binding proposal”). In the February 10 non-binding proposal, HNI stated that Steelcase shareholders would own approximately 35% of the combined company.
On Friday, February 21, 2025, the Steelcase board of directors held a meeting to, among other matters, review the February 10 non-binding proposal. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. Representatives of Goldman Sachs reviewed with the Steelcase board of directors the terms and conditions of the February 10 non-binding proposal and the financial analysis thereof.
On Thursday, February 27, 2025, the Steelcase board of directors held a meeting to further review the February 10 non-binding proposal. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. The Steelcase board of directors continued to review the February 10 non-binding proposal and potential responses to HNI. The Steelcase board of directors (with Ms. Niemann abstaining) determined that it was advisable for Steelcase to engage in preliminary management meetings with HNI to better understand HNI’s strategic rationale for the potential transaction and authorized Steelcase management to proceed with the same.
On Wednesday, March 5, 2025, Steelcase and HNI executed a mutual confidentiality agreement. The confidentiality agreement included, among other customary terms, a mutual 12-month “standstill” provision (including a provision known as a “don’t ask, don’t waive” provision) with customary exclusions, including a provision that terminated the standstill upon the other party’s entry into certain acquisition transactions or commencement of certain offers for the other party’s securities. On Thursday, March 20, 2025, from Steelcase, Ms. Armbruster, David C. Sylvester, Senior Vice President and Chief Financial Officer of Steelcase, Allan W. Smith, Jr., Senior Vice President, President, Americas and Chief Product Officer of Steelcase, and, from HNI, Mr. Lorenger, Vincent P. Berger II, Executive Vice President and Chief Financial Officer of HNI, and Marshall H. Bridges, Vice President and former Senior Vice President and Chief Financial Officer of HNI, met in person in East Lansing, Michigan, during which HNI presented its perspectives on the benefits and strategic rationale of a potential strategic transaction between Steelcase and HNI.

On Friday, March 21, 2025, Mr. Lorenger provided an update to the HNI board of directors on the meeting held on March 20, 2025 between representatives of Steelcase and HNI.
On Wednesday, March 26, 2025, the Steelcase board of directors held a meeting, at which Ms. Armbruster and Mr. Sylvester provided an update to the Steelcase board of directors on the meeting held on March 20, 2025 between representatives of Steelcase and HNI.
On Thursday, April 10, 2025, the Steelcase board of directors held a meeting to, among other matters, further review the February 10 non-binding proposal. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. Representatives of Skadden reviewed with the Steelcase board of directors its fiduciary duties. Representatives of Goldman Sachs reviewed with the Steelcase board of directors its financial analysis with respect to the February 10 non-binding proposal. The Steelcase board of directors discussed and considered HNI’s business and prospects, HNI’s strategic rationale for the proposed transaction, potential responses to HNI with respect to the February 10 non-binding proposal, a potential diligence process between Steelcase and HNI and potential synergy and integration matters. The Steelcase board of directors (with Ms. Niemann abstaining) determined that it was advisable for Steelcase to engage in more detailed management meetings with HNI and authorized Steelcase management to proceed with the same.
On Tuesday, April 15, 2025, Ms. Armbruster spoke with Mr. Lorenger and discussed ways to further engage on the benefits and synergies of a potential strategic transaction between Steelcase and HNI.
On Thursday, April 17, 2025, Mr. Lorenger sent a letter to Ms. Armbruster requesting further meetings and suggesting a framework for the discussion of the benefits and synergies of a potential strategic transaction between Steelcase and HNI.
On Wednesday, April 23, 2025, Ms. Armbruster responded to Mr. Lorenger’s letter agreeing to further meetings to discuss the benefits and synergies of a potential strategic transaction between Steelcase and HNI and requesting that such meetings to involve discussions of Steelcase’s and HNI’s respective business plans. On Thursday, May 1, 2025, from Steelcase, Ms. Armbruster, Mr. Sylvester, Mr. Smith, Megan A. Blazina, Vice President, Chief Legal Officer and Secretary of Steelcase, and, from HNI, Mr. Lorenger, Mr. Berger, Mr. Bridges, and Steven M. Bradford, Senior Vice President, General Counsel and Secretary of HNI, held an in-person management meeting in East Lansing, Michigan and discussed, among other things, their respective business plans and various aspects, including benefits and synergies, of a potential strategic transaction between Steelcase and HNI. The representatives of Steelcase and HNI determined to meet again and continue the discussions at a subsequent meeting and ask their respective financial advisors to coordinate and participate in the same.
On Friday, May 2, 2025, Mr. Lorenger provided an update to the HNI board of directors on the meeting held on May 1, 2025 between representatives of Steelcase and HNI.
On Monday, May 12, 2025, the HNI board of directors held a meeting to discuss, among other things, the potential strategic transaction with Steelcase. Members of HNI management and representatives of Davis Polk and J.P. Morgan were in attendance. At the meeting, the HNI board of directors reviewed and discussed the relative share price performance of Steelcase common stock and HNI common stock and the dual class structure of Steelcase. On Monday, June 2, 2025, Steelcase and HNI, through their respective financial advisors, exchanged their respective financial plans and projections.
On Friday, June 6, 2025, from Steelcase, Ms. Armbruster, Mr. Sylvester, Mr. Smith, Ms. Blazina and, from HNI, Mr. Lorenger, Mr. Berger, Mr. Bridges, Mr. Bradford, and Jack Herring, Vice President, Corporate Finance and Treasurer of HNI, held in-person management meetings in Chicago, Illinois and discussed, among other things, their respective financial plans and projections, including the assumptions therein, and other aspects of a potential strategic transaction between Steelcase and HNI, including HNI’s estimates of the expected synergies. Representatives of Goldman Sachs, BofA Securities and J.P. Morgan also attended the meetings.
On Sunday, June 15, 2025, the Steelcase board of directors held a meeting to discuss the potential strategic transaction with HNI. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. The Steelcase board of directors received an update on the meetings held between representatives of Steelcase and HNI. Representatives of Goldman Sachs and BofA Securities reviewed with the Steelcase board of directors matters relating to the respective financial plans and projections of Steelcase and HNI and HNI’s business and performance. The Steelcase board of directors discussed and considered potential risks and benefits regarding potential integration and opportunities for, and potential considerations in obtaining, synergies, Steelcase board of directors’ representation on the HNI board of directors if a transaction was consummated and potential next steps. The Steelcase board of directors (with Ms. Niemann abstaining) determined that it was advisable for Steelcase to engage in additional due diligence and to engage in preliminary merger agreement negotiations with HNI to potentially enable HNI to submit an improved proposal, including with key transaction terms, and authorized Steelcase management to proceed with the same. The Steelcase board of directors also requested that Steelcase management arrange for a meeting during which Mr. Lorenger would present to the Steelcase board of directors HNI’s perspectives on the benefits and considerations of a potential strategic transaction between Steelcase and HNI.
On Monday, June 16, 2025, Ms. Armbruster informed Mr. Lorenger that the Steelcase board of directors authorized Steelcase management to engage in additional due diligence with HNI and requested that Mr. Lorenger present to the Steelcase board of directors HNI’s perspectives on the benefits and considerations of a potential strategic transaction between Steelcase and HNI.
On Tuesday, June 24, 2025, representatives of J.P. Morgan sent HNI’s due diligence request list to Goldman Sachs.
On Wednesday, June 25, 2025, the Steelcase board of directors held a meeting at which, among other things, Mr. Lorenger and Mr. Bridges presented to the Steelcase board of directors HNI’s perspectives on the benefits and considerations of a potential strategic transaction between Steelcase and HNI.
On Friday, June 27, 2025, representatives of Skadden distributed to representatives of Davis Polk the first draft of the merger agreement for the proposed strategic transaction between Steelcase and HNI, which contemplated, among other terms and conditions, (i) a termination fee to be equal to 2.75% of the fully diluted equity value of HNI payable by HNI in customary scenarios, including for HNI’s termination of the merger agreement to accept a superior proposal and Steelcase’s termination of the merger agreement for HNI’s adverse recommendation change, (ii) a termination fee to be equal to 2.75% of the fully diluted equity value of Steelcase payable by Steelcase in customary scenarios, including for Steelcase’s termination of the merger agreement to accept a superior proposal and HNI’s termination of the merger agreement for Steelcase’s adverse recommendation change, (iii) Steelcase equity awards fully accelerating and receiving cash at the closing of the proposed transaction and (iv) a to-be-determined number of Steelcase directors being appointed to the HNI board of directors at the closing of the proposed transaction.
On the same day, members of management of each of Steelcase and HNI, together with their respective advisors, held a virtual financial due diligence session regarding Steelcase and HNI and their respective business and operations.
On June 30, 2025, the HNI board of directors held a meeting to, among other matters, discuss the issues raised by the first draft of the merger agreement received on June 27, 2025 and a potential revised proposal for a strategic combination with Steelcase. Members of HNI management and representatives of Davis Polk and J.P. Morgan were in attendance. The HNI board discussed the issues raised by the first draft of the merger agreement and a potential revised proposal for a strategic combination with Steelcase. Following such discussion, the HNI board of directors authorized HNI management to deliver a revised non-binding proposal for a strategic combination with Steelcase, including HNI’s preliminary position on certain terms and conditions in the first draft of the merger agreement.
On Wednesday, July 2, 2025, Mr. Lorenger sent a letter to Ms. Armbruster proposing updated terms for the potential strategic transaction between Steelcase and HNI, which included, among other terms and conditions, confirmation of the price from the February 10 non-binding proposal (which, based on HNI’s closing price of $51.16 as of July 1, 2025, would represent an implied purchase price of $18.41 per share, consisting of cash consideration of $7.20 and a fixed exchange ratio of 0.2192 shares of HNI common stock for each share of Steelcase common stock) (the “July 2 non-binding proposal”). The July 2 non-binding proposal stated that HNI would select two unspecified members of the Steelcase board of directors to be members of the HNI board of directors at the closing of the proposed transaction. The July 2 non-binding proposal included an annex, which included HNI’s preliminary position on certain terms and conditions in the draft merger agreement, including a requirement that certain Steelcase shareholders enter into voting and support agreements in favor of the proposed transaction, a requirement that the treatment of Steelcase equity awards be revised in a manner to provide retentive value and an indication that HNI would be willing to agree to the inclusion of an antitrust related termination fee payable by HNI in certain circumstances in lieu of the extensive regulatory efforts provisions reflected in the initial draft of the merger agreement. In the July 2 non-binding proposal, HNI stated that Steelcase shareholders would own approximately 36% of the combined company.
On Tuesday, July 8, 2025, the Steelcase board of directors held a meeting to, among other matters, review, discuss and consider the July 2 non-binding proposal. Members of Steelcase’s management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. Representatives of Skadden reviewed with the Steelcase board of directors its fiduciary duties and the current proposed terms and conditions of the potential merger agreement with HNI. Representatives of Skadden also reviewed with the Steelcase board of directors certain considerations with respect to Steelcase’s Class B common stock in the context of the potential transaction, including with respect to the required vote under Michigan law to approve such a transaction. Representatives of Goldman Sachs and BofA Securities reviewed with the Steelcase board of directors the financial aspects of the July 2 non-binding proposal. The Steelcase board of directors (with Ms. Niemann abstaining) provided direction on certain transaction terms, including that Steelcase should seek to have three members of the Steelcase board of directors be appointed as members of the HNI board of directors at the closing of the proposed transaction.
On Thursday, July 10, 2025, Ms. Armbruster had a call with Mr. Lorenger to discuss the proposed transaction, during which, among other matters, Ms. Armbruster requested that three Steelcase directors be appointed as members of the HNI board of directors at the closing of the proposed transaction.
On Thursday, July 14, 2025, the parties entered into a clean team agreement supplementing the existing confidentiality agreement relating to the treatment of certain confidential information.
During the week of July 14, 2025 and thereafter until the signing of the Merger Agreement on August 3, 2025, representatives of Steelcase, Goldman Sachs, BofA Securities and Skadden, on the one hand, and representatives of HNI, J.P. Morgan and Davis Polk, on the other hand, engaged in numerous due diligence discussions and information exchanges, including through Steelcase and HNI making available to the other party and its representatives a virtual data room on Friday, July 18, 2025.
On Monday, July 14, 2025, representatives of Davis Polk distributed to representatives of Skadden the first draft of the proposed voting and support agreements. On the same day, Steelcase and HNI executed a clean team agreement, pursuant to which it was agreed that certain information of Steelcase and HNI would only be shared with a specified subset of the representatives of HNI and Steelcase, respectively.
On Tuesday, July 15, 2025, representatives of Goldman Sachs sent Steelcase’s due diligence request list to J.P. Morgan.
On Thursday, July 17, 2025, representatives of Davis Polk distributed to representatives of Skadden a revised draft of the merger agreement which contemplated, among other terms and conditions, (i) an antitrust related termination fee payable by HNI in certain circumstances of 4.0% of the fully diluted equity value of Steelcase, (ii) revisions to the termination fees payable upon the termination of the merger agreement by either party to accept a superior proposal or by either party for the other party’s adverse recommendation change to be both equal to 3.5% of the fully diluted equity value of Steelcase and (iii) the conversion of unvested Steelcase equity awards to HNI equity awards at the closing of the proposed transaction.
Later on the same day, representatives of Skadden distributed to representatives of Davis Polk the first draft of the Steelcase disclosure letter to the draft merger agreement.
On Friday, July 18, 2025, Ms. Armbruster and Mr. Lorenger had a call to discuss the potential transaction. During the call, Mr. Lorenger communicated that while HNI was not prepared to agree that three Steelcase directors would be appointed to the HNI board of directors upon the closing of the proposed transaction, HNI would agree to appoint two Steelcase directors to the HNI board of directors in classes that would provide for a longer term.
Later on the same day, the Steelcase board of directors held a meeting to review the potential strategic transaction between Steelcase and HNI. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. The Steelcase board of directors reviewed the current proposed terms and conditions of the merger agreement and the status of negotiations, including with respect to representation of members of the Steelcase board of directors on the HNI board of directors. The Steelcase board of directors also continued their discussion of certain considerations with respect to Steelcase’s Class B common stock in the context of the potential transaction.
On Monday, July 21, 2025, Mr. Lorenger met separately with Ms. Armbruster and Robert C. Pew III, chair of the Steelcase board of directors, in person in East Lansing, Michigan to discuss HNI’s perspectives on the benefits and strategic rationale of the potential strategic transaction between Steelcase and HNI. On the same day, representatives of HNI and representatives of Steelcase met in person in East Lansing, Michigan to discuss dealers and distribution networks.
On Tuesday, July 22, 2025, Messrs. Lorenger and Bradford and Miguel M. Calado, lead director of the HNI board of directors, had separate meetings with each of Timothy C. E. Brown, member of the Steelcase board of directors, and Linda K. Williams, member of the Steelcase board of directors, regarding their potential appointment to the HNI board of directors upon the closing of the proposed transaction. Messrs. Lorenger and Calado also subsequently met with Todd P. Kelsey, a member of the Steelcase board of directors regarding his potential appointment to the HNI board of directors upon the closing of the proposed transaction.
On Wednesday, July 23, 2025, representatives of Skadden distributed to representatives of Davis Polk a revised draft of the merger agreement which contemplated, among other terms and conditions, (i) reduction of the termination fee payable upon the termination of the merger agreement by Steelcase to accept a superior proposal or the termination of the merger agreement by HNI for Steelcase’s adverse recommendation change to be equal to 2.75% of the fully diluted equity value of Steelcase and (ii) revision of the termination fee payable upon the termination of the merger agreement by HNI to accept a superior proposal or the termination of the merger agreement by Steelcase for HNI’s adverse recommendation change to be equal to 2.75% of the fully diluted equity value of HNI and an increase of the antitrust related termination fee to 6.0% of the fully diluted equity value of Steelcase.
On Thursday, July 24, 2025, HNI released its earnings report for the second quarter of fiscal year 2025 and held a related earnings call. On the same day, the Steelcase board of directors held a meeting to review the potential strategic transaction between Steelcase and HNI, the status of the negotiations of the merger agreement and the recent HNI earnings report. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance.
On Friday, July 25, 2025, representatives of Davis Polk distributed to representatives of Skadden a revised draft of the merger agreement with HNI which contemplated, among other terms and conditions, revisions to the termination fees payable upon the termination of the merger agreement by either party to accept a superior proposal or by either party for the other party’s adverse recommendation change to be both equal to 3.25% of the fully diluted equity value of Steelcase. On the same day, representatives of Skadden distributed to representatives of Davis Polk a revised draft of the proposed voting and support agreements.
On Sunday, July 27, 2025, representatives of Skadden distributed to representatives of Davis Polk a revised draft of the merger agreement which contemplated, among other terms and conditions, (i) reduction of the termination fee payable upon the termination of the merger agreement by Steelcase to accept a superior proposal or the termination of the merger agreement by HNI for Steelcase’s adverse recommendation change to be equal to 3.0% of the fully diluted equity value of Steelcase and (ii) revision of the termination fee payable upon the termination of the merger agreement by HNI to accept a superior proposal or the termination of the merger agreement by Steelcase for HNI’s adverse recommendation change to be equal to 3.0% of the fully diluted equity value of HNI.
On Tuesday, July 29, 2025, and continuing through Thursday, July 31, 2025, representatives of Steelcase, HNI, Davis Polk and Skadden negotiated the terms of the merger agreement and the voting and support agreements, and Skadden and Davis Polk exchanged drafts of the merger agreement and the voting and support agreements.
On Thursday, July 31, 2025, the Steelcase board of directors held a meeting to review and discuss the status of the potential strategic transaction with HNI. Certain members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. The Steelcase board of directors received an update on and reviewed and discussed the status of the potential transaction, including the status of HNI’s and

Steelcase’s respective due diligence processes. Representatives of Goldman Sachs reviewed with the Steelcase board of directors the financial aspects of the potential transaction. Representatives of Skadden reviewed with the Steelcase board of directors current terms and conditions of the draft merger agreement and the draft voting and support agreements with the supporting shareholders, the matters that remained under continued negotiation, matters relating to Steelcase’s shareholder approval required for the potential strategic transaction with HNI and potential conversion of Steelcase Class B common stock into Steelcase Class A common stock. The Steelcase board of directors discussed and considered the proposed conversion of Steelcase Class B common stock and the processes therefor and rationale thereof. Steelcase management reviewed with the Steelcase board of directors communications objectives and approach with respect to the potential transaction. The Steelcase board of directors (with Ms. Niemann abstaining) determined that it was advisable for Steelcase management, together with the representatives of Skadden, Goldman Sachs and BofA Securities, to continue to negotiate and finalize the proposed terms and conditions of the merger agreement and the related transaction agreements on the terms reviewed with the Steelcase board of directors, and authorized Steelcase management, together with the representatives of Skadden, Goldman Sachs and BofA Securities, to proceed with the same.
On Friday, August 1, 2025, representatives of Skadden distributed to representatives of Davis Polk a revised draft of the merger agreement. On the same day, representatives of Davis Polk distributed to representatives of Skadden a revised draft of the proposed voting and support agreements. Representatives of Skadden also distributed to Mr. Pew the proposed letter agreement to be entered into between Mr. Pew and Steelcase (the “Pew letter agreement”), pursuant to which Mr. Pew would agree to take specified actions relating to the conversion of Steelcase Class B common stock as required by the proposed voting and support agreement.
From Friday August 1, 2025 through the morning of Sunday, August 3, 2025, representatives of Steelcase, HNI, Davis Polk and Skadden continued to negotiate and finalize the terms of the transaction documents.
On Sunday, August 3, 2025, the Steelcase board of directors held a meeting to consider the proposed strategic transaction with HNI. Members of Steelcase management and representatives of Skadden, Goldman Sachs and BofA Securities were in attendance. Representatives of Skadden reviewed with the Steelcase board of directors its process undertaken leading up to this meeting, its fiduciary duties, the regulatory analysis of the potential combination with HNI and the updated relationship disclosures provided by each of Goldman Sachs and BofA Securities. Representatives of Skadden also updated the Steelcase board of directors on the (i) substantially final terms of the proposed merger agreement (including all exhibits and appendixes), (ii) disclosure letters, (iii) proposed voting and support agreements and proposed Pew letter agreement, and (iv) proposed changes to the terms and conditions of the proposed merger agreement, the Steelcase disclosure letter and proposed voting and support agreements since the Steelcase board of directors’ previous meeting on July 31, 2025. Representatives of Goldman Sachs delivered its oral opinion, which was later confirmed by delivery of a written opinion, dated August 3, 2025, addressed to the Steelcase board of directors, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the Aggregate Consideration to be paid to the holders (other than HNI and its affiliates) of Steelcase stock pursuant to the merger agreement for the proposed transaction between HNI and Steelcase was fair, from a financial point of view, to such holders. Representatives of BofA Securities delivered an oral opinion, which was confirmed by delivery of a written opinion, dated August 3, 2025, addressed to the Steelcase board of directors, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the merger consideration to be received by the holders of Steelcase common stock (other than canceled shares) in the mergers was fair, from a financial point of view, to such holders. See the section entitled “The Mergers — Opinions of Steelcase’s Financial Advisors” beginning on page 90 of this joint proxy statement/prospectus. Representatives of Skadden reviewed with the Steelcase board of directors the proposed resolutions of the Steelcase board of directors for this meeting. The Steelcase board of directors then engaged in a discussion regarding various aspects of the potential transaction, including the factors described under the section entitled “The Mergers — Steelcase’s Reasons for the Mergers; Recommendation of the Steelcase Board of Directors” beginning on page 86 of this joint proxy statement/prospectus. Following this discussion, the Steelcase board of directors unanimously (with Ms. Niemann abstaining) approved and adopted the resolutions and authorized Steelcase management, together with the representatives of Skadden, to proceed to finalize, execute and deliver the transaction agreements.

On the same day, the HNI board of directors held a meeting to consider the proposed strategic transaction with Steelcase. Members of HNI management and representatives of Davis Polk and J.P. Morgan were in attendance. Representatives of Davis Polk reviewed with the HNI board of directors the substantially final terms of the proposed merger agreement, the proposed voting and support agreements and relationship disclosures provided by J.P. Morgan. Representatives of J.P. Morgan delivered an oral opinion, which was confirmed by delivery of a written opinion, dated August 3, 2025, addressed to the HNI board of directors, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the aggregate merger consideration to be paid by HNI pursuant to the proposed merger agreement for the proposed transaction between HNI and Steelcase was fair, from a financial point of view, to HNI. See the section entitled “The Mergers - Opinion of HNI’s Financial Advisor” beginning on page 79 of this joint proxy statement/prospectus. Representatives of Davis Polk reviewed with the HNI board of directors the proposed resolutions of the HNI board of directors. The HNI board of directors then engaged in a discussion regarding various aspects of the potential transaction, including the factors described under the section entitled “The Mergers - HNI’s Reasons for the Mergers; Recommendation of the HNI Board of Directors” beginning on page 76 of this joint proxy statement/prospectus. Following this discussion, the HNI board of directors unanimously approved and adopted the resolutions by written consent and authorized HNI management, together with the representatives of Davis Polk, to proceed to finalize, execute and deliver the transaction agreements.
On the evening of Sunday, August 3, 2025, (i) Steelcase and HNI executed the Merger Agreement, (ii) Mr. Pew, Ms. Taylor and HNI executed a voting and support agreement, (iii) Mr. Pew and Steelcase executed the Pew letter agreement and (iv) Ms. Niemann and HNI executed a voting and support agreement. The transaction was announced on Monday, August 4, 2025, before the opening of the financial markets in New York.
HNI’s Reasons for the Mergers; Recommendation of the HNI Board of Directors
In reaching its decision to approve the Merger Agreement, the mergers and the other transactions contemplated by the Merger Agreement, and to recommend that the holders of HNI common shares approve the HNI common stock issuance, the HNI board of directors evaluated the Merger Agreement, the mergers and the other transactions contemplated by the Merger Agreement in consultation with HNI’s management, as well as HNI’s financial and legal advisors, and considered a number of factors, including the following (which are presented below in no particular order):
•	each of HNI’s and Steelcase’s business, operations, balance sheet and financial condition, asset quality, earnings, and prospects;
•
HNI’s and Steelcase’s highly complementary geographic footprints and dealer networks, which are expected to bolster HNI’s and Steelcase’s ability to serve small and medium-sized business customers and large corporate customers across diverse industry segments, including healthcare, education and hospitality;

•	that bringing together HNI’s and Steelcase’s respected and widely recognized brands could allow the combined company to better support an expanded customer base and capture growth opportunities;
•
that, by uniting a strong innovation engine with operational excellence, the combination of HNI and Steelcase would be expected to accelerate delivery of more advanced solutions to customers while increasing value for shareholders;

•
the expectation, based on estimates provided by HNI’s management team prior to the execution of the Merger Agreement, that HNI and Steelcase combined will be able to achieve annual run-rate synergies of $120 million when fully mature, as more fully described under the section entitled “Unaudited Prospective Financial Information Prepared by HNI—Certain Estimated Synergies Attributable to the Mergers” beginning on page 107 of this joint proxy statement/prospectus;

•
the expectation that the transaction will enhance HNI’s financial profile, which is expected to accelerate and increase investments in long-term operational enhancements, digital transformation and customer-centric buying experiences;

•	its understanding of the current and prospective environment in the workplace furnishings and residential building product industries, including national, regional and local economic conditions, scale and marketing expenses, the competitive environment generally, the likely effects of these factors on HNI’s potential growth, development, productivity and strategic options both with and without the mergers and that this transaction presents a more favorable opportunity than the potential value that may result from other alternatives;
•
the aggregate amount of merger consideration payable in cash is fixed at $7.20 per share of Steelcase common stock and the aggregate amount of merger consideration payable in shares of HNI common stock is fixed at 0.2192 shares of HNI common stock per share of Steelcase common stock, regardless of the elections made by Steelcase shareholders to receive a combination of cash and shares of HNI common stock, only cash or only shares of HNI common stock;

•
the financial analyses presented by J.P. Morgan to the HNI board of directors and the August 3, 2025, oral opinion delivered by J.P. Morgan to the HNI board, which was subsequently confirmed by delivery of its written opinion dated August 3, 2025, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate merger consideration to be paid by HNI in the proposed transaction was fair, from a financial point of view, to HNI, as more fully described in the section entitled “The Mergers—Opinion of HNI’s Financial Advisor” beginning on page 79 of this joint proxy statement/prospectus;

•	that, under the terms of the Merger Agreement, HNI is entitled to pay regular quarterly cash dividends during the pendency of the mergers;
•
the support of the mergers and the other transactions contemplated by the Merger Agreement by Mr. Pew, Ms. Taylor and Ms. Niemann, each of whom entered into a support agreement pursuant to which, among other things, each agreed to (i) vote the shares of Steelcase common stock, which he or she has the sole power to vote or direct the voting thereof, in favor of the Steelcase merger proposal and (ii) not transfer such shares of Steelcase common stock, with certain limited exceptions, as more fully described below under the section entitled “The Voting and Support Agreements” beginning on page 147 of this joint proxy statement/prospectus;

•
the flexibility provided to the HNI board of directors to change its recommendation if, after consultation with its financial advisors and outside legal counsel, the HNI board of directors makes a good faith determination that not changing its recommendation would be inconsistent with its fiduciary duties under applicable law, subject to the terms of the Merger Agreement;

•	its review and discussions with HNI’s management and advisors concerning HNI’s due diligence examination of Steelcase;
•	its expectation that the required antitrust approval for the mergers could be obtained in a timely fashion;
•
that, under the terms of the Merger Agreement, HNI and its subsidiaries will not be required to agree to, commit to, proffer, propose or take any remedy action that would, or would reasonably be expected to, individually or in the aggregate, result in the loss of (a) 10% or greater of the expected synergies to be derived from the mergers by HNI or (b) assets, properties, businesses, product lines or rights that accounted for annual revenues of $50 million or greater in the most recent completed fiscal year of Steelcase and its subsidiaries or HNI and its subsidiaries, as applicable;

•	the fact that 10 of the 12 directors of HNI following the mergers will be current members of the HNI board of directors;
•
its review with HNI’s outside legal advisor, Davis Polk & Wardwell LLP, of the terms of the Merger Agreement, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions; and

•
HNI’s past record of integrating mergers and acquisitions and of realizing projected financial goals and benefits of those mergers and acquisitions, and the strength of HNI’s management and infrastructure to successfully complete the integration process following the completion of the mergers.

The HNI board of directors also considered potential risks related to the mergers but concluded that the anticipated benefits of the mergers were likely to substantially outweigh these risks. These potential risks include:
•
the risk that the mergers may not be completed in a timely manner or at all, including the risk that the failure to complete the mergers could cause HNI to incur significant expenses and lead to negative perceptions among investors;

•	the risk that the antitrust approval required in connection with the mergers may not be received in a timely manner or at all or may impose unacceptable conditions;
•	the fact that not all of the conditions to completion of the mergers are within HNI’s control;
•	the risk that HNI shareholders do not approve the HNI common stock issuance proposal;
•	the risk that Steelcase shareholders do not approve the Steelcase merger proposal;
•	the possibility that HNI may be required to pay a termination fee;
•	the possibility of encountering difficulties in achieving anticipated synergies in the amounts estimated or in the time frame contemplated;
•	the possibility of encountering difficulties in successfully integrating HNI’s and Steelcase’s business, operations and workforce;
•	the risk of losing key HNI or Steelcase employees during the pendency of the mergers and thereafter;
•	certain anticipated transaction-related costs;
•	the requirement that HNI’s regular quarterly cash dividends during the pendency of the mergers be coordinated with Steelcase’s;
•	the diversion of management attention and resources from the operation of HNI’s business towards the completion of the mergers;
•	the expansion of the HNI board of directors to add two members from the Steelcase board of directors;
•	the mergers’ effect on the combined company’s capital levels;
•
the risk that, because the aggregate amount of merger consideration payable in shares of HNI common stock would not be adjusted for changes in the market price of HNI common stock or Steelcase common stock, the value of the shares of HNI common stock to be issued to Steelcase shareholders upon the completion of the mergers could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the Merger Agreement;

•	the potential for legal claims challenging the mergers and other transactions contemplated by the Merger Agreement;
•
the dilution caused by HNI’s issuance of additional shares of common stock in connection with the mergers, as more fully described under the section entitled “Description of HNI Capital Stock—HNI Common Stock”; and

•
the other risks described under the sections entitled “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the HNI board of directors is not intended to be exhaustive, but it includes the material factors considered by the HNI board of directors. In reaching its decision to approve the Merger Agreement, the mergers, and the other transactions contemplated by the Merger Agreement, the HNI board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The HNI board of directors considered all these factors as a whole, including through its discussions with HNI’s management and financial and legal advisors, in evaluating the Merger Agreement, the mergers, and the other transactions contemplated by the Merger Agreement.

For the reasons set forth above, the HNI board of directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of HNI and its shareholders, and it approved the Merger Agreement and the transactions contemplated thereby, including the mergers and the HNI common stock issuance.
In considering the recommendation of the HNI board of directors, you should be aware that certain directors and executive officers of HNI may have interests in the mergers that are different from, or in addition to, interests of shareholders of HNI generally and may create potential conflicts of interest. The HNI board of directors were aware of these interests and considered them before making its recommendation. See “The Transactions—Interests of HNI’s Directors and Executive Officers in the Mergers” beginning on page 112 of this joint proxy statement/prospectus.
It should be noted that this explanation of the reasoning of the HNI board of directors and all other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus.
For the reasons set forth above, the HNI board of directors unanimously recommends that the holders of HNI common stock vote “FOR” the HNI common stock issuance proposal and “FOR” the other proposals to be considered at the HNI special meeting.
Opinion of HNI’s Financial Advisor
Pursuant to an engagement letter, HNI retained J.P. Morgan as its financial advisor in connection with the proposed transaction.
At the meeting of the HNI board of directors on August 3, 2025, J.P. Morgan rendered its oral opinion to the HNI board of directors to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the aggregate merger consideration to be paid by HNI in the proposed transaction was fair, from a financial point of view, to HNI. J.P. Morgan confirmed its August 3, 2025 oral opinion by delivering its written opinion, dated August 3, 2025, to the HNI board of directors that, as of such date, the aggregate merger consideration to be paid by HNI in the proposed transaction was fair, from a financial point of view, to HNI.
The full text of the written opinion of J.P. Morgan, dated August 3, 2025, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The HNI shareholders are urged to read the opinion in its entirety. J.P. Morgan’s opinion was addressed to the HNI board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed transaction, and was limited to the fairness, from a financial point of view, of the aggregate merger consideration to be paid by HNI in the proposed transaction and did not address any other aspect of the proposed transaction. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed transaction to the holders of any class of securities, creditors or other constituencies of HNI or as to the underlying decision by HNI to engage in the proposed transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of HNI as to how such shareholder should vote with respect to the proposed transaction or any other matter.
In arriving at its opinion, J.P. Morgan, among other things:
•	reviewed a draft dated August 2, 2025 of the Merger Agreement;
•	reviewed certain publicly available business and financial information concerning HNI and Steelcase and the industries in which they operate;
•
compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration received for such companies;

•
compared the financial and operating performance of HNI and Steelcase with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of HNI common stock and Steelcase common stock and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by the managements of HNI and Steelcase relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the proposed transaction (the “synergies”), as discussed more fully in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by HNI” beginning on page 105 of this joint proxy statement/prospectus; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.
In addition, J.P. Morgan held discussions with certain members of HNI’s management and Steelcase’s management with respect to certain aspects of the proposed transaction, the past and current business operations of HNI and Steelcase, the financial condition and future prospects and operations of HNI and Steelcase, the effects of the proposed transaction on the financial condition and future prospects of HNI and Steelcase, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.
In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by HNI and Steelcase or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with HNI, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of HNI or Steelcase under any state or federal laws relating to bankruptcy, insolvency or similar matters. At the direction of HNI’s management, for purposes of its opinion, J.P. Morgan assumed that the HNI common stock reference price is $51.44. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by HNI’s management as to the expected future results of operations and financial conditions of HNI and Steelcase to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the proposed transaction and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of HNI, and will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by HNI, Steelcase, Merger Sub Inc. and Merger Sub LLC in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to HNI with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any adverse effect on HNI or Steelcase or on the contemplated benefits of the proposed transaction.
The projections (including the synergies) furnished to J.P. Morgan were prepared by HNI’s management as discussed more fully in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by HNI” beginning on page 105 of this joint proxy statement/prospectus. HNI does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the HNI’s management, including, without limitation, factors related to general economic and competitive conditions, prevailing interest rates, and other factors as set forth in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by HNI” beginning on page 105 of this joint proxy statement/prospectus.
J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the aggregate merger consideration to be paid by HNI in the proposed transaction and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the proposed transaction to the holders of any class of securities, creditors or other constituencies of HNI or as to the underlying decision by HNI to engage in the proposed transaction. J.P. Morgan expressed no opinion as to the election mechanism and certain proration procedures to which the aggregate merger consideration is subject, as set forth in the Merger Agreement. J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the proposed transaction, or any class of such persons relative to the aggregate merger consideration to be paid by HNI in the proposed transaction or with respect to the fairness of any such compensation. Furthermore, J.P. Morgan expressed no opinion as to the price at which HNI common stock or Steelcase common stock will trade at any future time.
The terms of the Merger Agreement, including the aggregate merger consideration, were determined through arm’s length negotiations between HNI and Steelcase, and the decision to enter into the Merger Agreement was solely that of the HNI board of directors.
J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the HNI board of directors in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the HNI board of directors or HNI’s management with respect to the proposed transaction or the aggregate consideration.
In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the HNI board of directors on August 3, 2025 and in the financial analyses presented to the HNI board of directors on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the HNI board of directors and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.
Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of Steelcase with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to Steelcase (or aspects thereof). The companies selected by J.P. Morgan were as follows:
•	MillerKnoll Inc.
•	HNI Corporation
These companies were selected, among other reasons, by J.P. Morgan because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of Steelcase. However, certain of these companies may have characteristics that are materially different from those of Steelcase. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Steelcase.
Using publicly available information, J.P. Morgan calculated, for each selected company, the multiple of the firm value (the “FV”) (calculated as equity value, plus or minus, as applicable, net debt or net cash) to (i) the analyst consensus estimates of calendar year 2025 adjusted EBITDA for the applicable company (the “FV / 2025E Adj. EBITDA Multiple”) and (ii) the analyst consensus estimates of calendar year 2026 adjusted EBITDA for the applicable company (the “FV / 2026E Adj. EBITDA Multiple”).
Based on the results of this analysis, J.P. Morgan selected a FV / 2025E Adj. EBITDA Multiple reference range for HNI and Steelcase of 5.25x to 8.25x and a FV / 2026E Adj. EBITDA Multiple reference range for HNI and Steelcase of 4.75x to 7.75x. J.P. Morgan then applied such reference range to both HNI’s and Steelcase’s projected adjusted EBITDA for calendar years 2025 and 2026 provided in HNI’s managements’ projections for HNI and Steelcase, as more fully described in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by HNI” beginning on page 105 of this joint proxy statement/prospectus.
These analyses indicated the following ranges of implied equity values for HNI and Steelcase:

Party	Metric	Implied Equity Value		Implied Equity Value Per Share
		Low (rounded to nearest $5 million)	High (rounded to nearest $5 million)	Low (rounded to nearest $0.05)	High (rounded to nearest $0.05)
HNI	FV / 2025E Adj. EBITDA	$1,370 million	$2,390 million	$29.30	$51.00
	FV / 2026E Adj. EBITDA	$1,235 million	$2,280 million	$24.60	$48.65
Steelcase	FV / 2025E Adj. EBITDA	$1,220 million	$1,975 million	$10.00	$16.15
	FV / 2026E Adj. EBITDA	$1,175 million	$1,975 million	$9.60	$16.20

The range of implied equity value per share for HNI common stock was compared to the closing share price of HNI common stock of $51.44 on July 31, 2025, and the range of implied equity values per share for Steelcase common stock was compared to (i) the closing share price of Steelcase common stock of $10.33 on July 31, 2025 and (ii) the value of the transaction consideration of $18.48 per share of Steelcase common stock (as of July 31, 2025).
Selected Transactions Analysis. Using publicly available information, J.P. Morgan examined selected public transactions involving businesses which J.P. Morgan judged to be similar to Steelcase’s business (or aspects thereof). The following transactions were selected by J.P. Morgan as relevant to the evaluation of the proposed transaction:

Announcement Date	Acquiror	Target
March 2023	HNI	Kimball International
April 2021	Herman Miller	Knoll
May 2018	QuMei Home Furnishings	Ekornes
December 2017	Knoll	Muuto
March 2015	Fortune Brands	Norcraft Companies
February 2014	Haworth	Poltrona Frau

None of the selected transactions reviewed was identical to the proposed transaction. However, the selected transactions were chosen because certain aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the proposed transaction.
Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the target company’s FV implied in the relevant transaction to the target company’s adjusted EBITDA for the last 12 months as of the date of announcement of the applicable transaction (the “FV / LTM Adj. EBITDA Multiple”).
Based on the results of this analysis, J.P. Morgan selected a FV / LTM Adj. EBITDA Multiple reference range for Steelcase of 10.0x to 15.0x. J.P. Morgan then applied such reference range to Steelcase’s adjusted EBITDA for the last 12 months as of May 30, 2025 provided in Steelcase’s First Quarter Fiscal 2026 Results 8-K filing on June 25, 2025. The analysis indicated a range of implied equity value (rounded to the nearest $5 million) of approximately $2,340 to $3,560 million and a range of implied equity value per share of common stock (rounded to the nearest $0.05) of approximately $19.15 to $29.15, which J.P. Morgan compared to (i) the closing share price of Steelcase common stock of $10.33 on July 31, 2025 and (ii) the value of the transaction consideration of $18.48 per share of Steelcase common stock (as of July 31, 2025).
Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purposes of determining the implied equity values for HNI and Steelcase, each on a standalone basis, and the present value of synergies. J.P. Morgan, based on the guidance of HNI management, calculated the unlevered free cash flows that HNI and Steelcase are each expected to generate during calendar years 2030 through 2035 based on financial projections provided by HNI’s management for the calendar years 2026 through 2029, which, together with the unlevered free cash flow calculations of the synergies, were discussed with, and approved by, the HNI board of directors for use by J.P. Morgan in connection with its financial analyses. J.P. Morgan also calculated a range of terminal values for HNI and Steelcase at the end of this period by applying perpetual growth rates ranging from 1.0% to 2.0% for HNI and Steelcase, based on guidance provided by HNI’s management, to estimates of unlevered terminal free cash flow for each of HNI and Steelcase at the end of calendar year 2035 as provided in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by HNI” beginning on page 105 of this joint proxy statement/prospectus. J.P. Morgan also applied the perpetual growth rates ranging from 1.0% to 2.0% to the estimated range of the annual run rate value of the net synergies, provided by HNI’s management, at the end of calendar year 2035 as provided in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by HNI” beginning on page 105 of this joint proxy statement/prospectus.
J.P. Morgan then discounted the unlevered free cash flow estimates and the ranges of terminal values to present value as of December 31, 2025 using a range of discount rates from 8.00% to 9.00% for HNI, Steelcase and the synergies, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of both HNI and Steelcase. The present value of the unlevered free cash flows and the range of terminal values were then adjusted by subtracting the projected net debt for each of HNI and Steelcase as of December 31, 2025, as provided by HNI’s management.
Based on the foregoing, the discounted cash flow analysis indicated the following ranges of implied equity values for HNI and Steelcase and present value of synergies:

Party	Implied Equity Value		Implied Equity Value Per Share
	Low (rounded to nearest $5 million)	High (rounded to nearest $5 million)	Low (rounded to nearest $0.05)	High (rounded to nearest $0.05)
HNI	$2,445 million	$3,115 million	$52.15	$66.20
Steelcase	$2,160 million	$2,675 million	$17.70	$21.95

	Low (rounded to the nearest $5 million)	High (rounded to the nearest $5 million)
Implied Present Value of Synergies	$529 million	$1,679 million

The range of implied equity value per share for HNI common stock was compared to the closing share price of HNI common stock of $51.44 on July 31, 2025, and the range of implied equity values per share for Steelcase common stock was compared to (i) the closing share price of Steelcase common stock of $10.33 on July 31, 2025 and (ii) the value of the transaction consideration of $18.48 per share of Steelcase common stock (as of July 31, 2025).

Implied Relative Value Analysis. J.P. Morgan compared the results for Steelcase to the results for HNI with respect to the public trading multiples and discounted cash flow analyses described above. J.P. Morgan compared the lowest implied equity value per share of Steelcase (net of $7.20 in per share cash consideration) to the highest implied equity value per share of HNI to derive the lowest exchange ratio that each pair of results implied. J.P. Morgan also compared the highest implied equity value per share of Steelcase (net of $7.20 in per share cash consideration) to the lowest implied equity value per share of HNI to derive the highest exchange ratio that each pair of results implied. The ranges of implied exchange ratios resulting from this analysis were as follows:

Metric	Implied Exchange Ratio
	Low	High
Discounted Cash Flow	0.1584x	0.2825x
FV / 2025E Adj. EBITDA	0.0546x	0.3060x
FV / 2026E Adj. EBITDA	0.0495x	0.3405x

The ranges of implied exchange ratios resulting from the foregoing analysis were compared to the exchange ratio of 0.2192x of the current offer.
Value Creation Analysis. J.P. Morgan conducted an analysis of the theoretical value creation to the existing HNI shareholders that compared the estimated implied equity values of HNI and Steelcase on a standalone basis to the estimated implied equity value of the former HNI shareholders’ ownership in the combined company after giving effect to the synergies.
J.P. Morgan calculated the implied equity values of HNI and Steelcase by multiplying the range of implied equity values per share for HNI common stock and Steelcase common stock, as determined in J.P. Morgan’s discounted cash flow analyses described above, by the projected number of fully diluted shares of HNI common stock outstanding as of December 31, 2025, as provided by HNI’s management, and the number of fully diluted shares of Steelcase common stock outstanding as of July 31, 2025, as provided by HNI’s management. This analysis indicated a range of implied equity value for HNI of $2,445 million to $3,115 million (rounded to the nearest $5 million), and for Steelcase of $2,160 million to $2,675 million on a stand-alone basis (rounded to the nearest $5 million).
J.P. Morgan calculated the pro forma implied equity value of the combined company by (1) adding the sum of (a) the implied equity value of HNI on a stand-alone basis of approximately $2,734 million, using the midpoint value determined in J.P. Morgan’s implied equity valuation of HNI described above, (b) the implied equity value of Steelcase on a stand-alone basis of approximately $2,383 million, using the midpoint value determined in J.P. Morgan’s implied equity valuation of Steelcase described above, and (c) the estimated value of the synergies on a stand-alone basis of approximately $1,110 million, using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above, (2) subtracting (a) the cash consideration to be paid to the Steelcase shareholders in connection with the proposed transaction, in the aggregate amount of approximately $879 million and (b) estimated transaction expenses, in an aggregate amount of approximately $142 million, as estimated by HNI’s management and (3) multiplying such result by the pro forma equity ownership of the combined company by the existing HNI shareholders, after giving effect to the proposed transaction, of approximately 63.7%. This analysis indicated that the proposed transaction implies an equity value of HNI common stock in the combined company of approximately $3,315 million, which represents accretion in value of approximately $581 million, or 21%, compared to the estimated standalone equity value of HNI common stock, based on the midpoint value determined in J.P. Morgan’s implied equity valuation for HNI described above. There can be no assurance, however, that the implied synergies, transaction-related expenses and other impacts referred to above will not be substantially greater or less than those estimated by HNI’s management and described above.
Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of HNI or Steelcase. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to HNI or Steelcase. However, the companies selected were chosen by J.P. Morgan because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of HNI or Steelcase. The transactions were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the proposed transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to HNI or Steelcase and the transactions compared to the proposed transaction.
As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise HNI with respect to the proposed transaction and deliver an opinion to the HNI board of directors with respect to the proposed transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with HNI, Steelcase and the industries in which they operate.
For financial advisory services rendered in connection with the proposed transaction, HNI has agreed to pay J.P. Morgan a fee of up to $17.25 million, $3 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed transaction, including $1.25 million which is payable at HNI’s sole discretion. In addition, HNI has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.
During the two years preceding the date of J.P. Morgan’s written opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with HNI. During the two years preceding the date of this letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Steelcase, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner and sole lead arranger on a credit facility in February 2024. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Steelcase, for which it receives customary compensation or other financial benefits. During the two years preceding the date of J.P. Morgan’s written opinion, the aggregate fees recognized by J.P. Morgan from Steelcase was approximately $450,000. J.P. Morgan and its affiliates will arrange and/or provide financing to HNI in connection with the proposed transaction for customary compensation and, in addition, J.P. Morgan and/or its affiliates expect to arrange and/or provide financing to the combined company. J.P. Morgan and/or its affiliates expect to receive customary compensation in connection with such financing services which, considered in the aggregate and assuming all the transactions are actually completed, are expected by J.P. Morgan to be less than the fee for financial advisory services that J.P. Morgan expects to receive from HNI in connection with the proposed transaction. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of HNI and Steelcase. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of HNI and Steelcase for their own account or for the accounts of customers and, accordingly, likely hold long or short positions in such securities or other financial instruments.
Steelcase’s Reasons for the Mergers; Recommendation of the Steelcase Board of Directors
On August 3, 2025, the Steelcase board of directors, by resolutions unanimously adopted by the directors present and voting (with Jennifer C. Niemann abstaining), approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are in the best interests of Steelcase and its shareholders. The Steelcase board of directors recommends that Steelcase shareholders vote “FOR” the proposals to be presented at the special meeting of holders of Steelcase common stock, including the Steelcase merger proposal.
In evaluating the Merger Agreement and the mergers and the other transactions contemplated by the Merger Agreement, the Steelcase board of directors consulted with Steelcase’s management and legal and financial advisors. In recommending that Steelcase shareholders vote their shares of Steelcase common stock in favor of the Steelcase merger proposal and the Steelcase compensation proposal, the Steelcase board of directors considered a number of factors, including the following (not necessarily listed in order of relative importance):
•	each of Steelcase’s and HNI’s business, operations, balance sheet and financial condition, asset quality, earnings, and prospects;
•
that the $18.30 implied value of the merger consideration based on the closing price per share of HNI common stock of $50.62 on August 1, 2025, the last trading day before the public announcement of the mergers, represented an approximately 80% premium to the closing price per share of Steelcase common stock of $10.18 on August 1, 2025;

•
Steelcase’s and HNI’s highly complementary geographic footprints and dealer networks, which are expected to bolster HNI’s and Steelcase’s ability to serve small and medium-sized business customers and large corporate customers across diverse industry segments, including healthcare, education and hospitality;

•	that bringing together Steelcase’s and HNI’s respected and widely recognized brands could allow the combined company to better support an expanded customer base and capture growth opportunities;
•
that, by uniting a strong innovation engine with operational excellence, the combination of Steelcase and HNI would be expected to accelerate delivery of more advanced solutions to customers while increasing value for shareholders;

•
the current and prospective competitive climate in the industries in which Steelcase and HNI operate, as well as the Steelcase board of directors’ belief that the combined company will have superior value creation potential;

•
the expectation that the combined company will have a stronger financial profile than either Steelcase or HNI as a standalone company, positioning the combined company to accelerate and increase investments in long-term operational enhancements, digital transformation and customer-centric buying experiences;

•
Steelcase’s standalone strategic plan and related financial projections and the risks and uncertainties in executing on the standalone strategic plan and achieving such financial projections, and the risks described in the risk factors section of Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025;

•
the perceived risks of continuing as a standalone public company and the assessment that no other alternatives were reasonably likely in the near term to create greater value for Steelcase shareholders than the mergers, taking into account business, competitive, industry and market dynamics;

•
that, subject to a proration and adjustment mechanism, the Merger Agreement allows Steelcase shareholders to elect to receive the mixed consideration, the stock consideration or the cash consideration upon completion of the mergers;

•	that based on the fully diluted shares of HNI and Steelcase as of the date of the Merger Agreement, Steelcase shareholders immediately before the completion of the mergers would in the aggregate own approximately 36% of the outstanding shares of HNI common stock immediately following the completion of the mergers, which would give former Steelcase shareholders who receive HNI common stock as merger consideration an opportunity to share in the beneﬁts to HNI, including the potential to realize synergies, that could result from the mergers;
•
that, because the merger consideration is based in part on a $7.20 cash amount, holders of Steelcase common stock (irrespective of whether they elect to receive merger consideration in the form of cash, HNI common stock or a mixture of HNI common stock and cash) benefit from a substantial portion of the value of the merger consideration not being adversely affected to an unpredictable extent by a decrease in the trading price of HNI common stock prior to the business day before the Closing;

•	that two members from the Steelcase board of directors will be added to the HNI board of directors following the mergers;
•
that the Merger Agreement was the product of arm’s-length negotiations and contained terms and conditions that are, in the Steelcase board of directors’ view, favorable to Steelcase and Steelcase shareholders;

•
(i) the financial analyses presented by Goldman Sachs to the Steelcase board of directors and the August 3, 2025 oral opinion delivered by Goldman Sachs to the Steelcase board of directors, which was subsequently confirmed by delivery of its written opinion dated August 3, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the Aggregate Consideration to be paid to the holders (other than HNI and its affiliates) of Steelcase stock pursuant to the Merger Agreement was fair from a financial point of view to such holders and (ii) the financial analyses presented by BofA Securities to the Steelcase board of directors and the August 3, 2025 oral opinion delivered by BofA Securities to the Steelcase board of directors, which was subsequently confirmed by delivery of its written opinion dated August 3, 2025, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the written opinion, the merger consideration to be received in the mergers by the holders of Steelcase common stock (other than Canceled Shares) was fair, from a financial point of view, to such holders, in each case, as more fully described in the section entitled “—Opinions of Steelcase’s Financial Advisors” beginning on page 90 of this proxy statement/prospectus (which written opinions of Goldman Sachs and BofA Securities are attached as Annex E and Annex F, respectively, to this joint proxy statement/prospectus and are incorporated herein by reference);

•
Steelcase’s ability under the Merger Agreement, subject to certain conditions, to provide information to and engage in discussions or negotiations with any third party that makes an unsolicited Steelcase acquisition proposal that the Steelcase board of directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, to constitute or is reasonably likely to constitute or result in a Steelcase superior proposal;

•
that, if Steelcase were to receive from a third party a Steelcase acquisition proposal that the Steelcase board of directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, constitutes a Steelcase superior proposal, under the Merger Agreement, the Steelcase board of directors would be able, subject to certain conditions, to terminate the Merger Agreement in order to enter into a definitive agreement providing for such Steelcase superior proposal;

•
the other termination provisions contained in the Merger Agreement, and the Steelcase board of directors’ belief that the termination fee of $67 million payable by Steelcase in connection with termination of the Merger Agreement in specified circumstances is reasonable in light of, among other things, the benefits of the mergers to Steelcase shareholders, the typical size of such fees in similar transactions and the likelihood that such a fee would not preclude or unreasonably restrict Steelcase acquisition proposals;

•
the ability under the Merger Agreement of the Steelcase board of directors, subject to certain conditions, to change its recommendation in favor of the mergers in response to a Steelcase intervening event if the Steelcase board of directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties;

•	the likelihood that HNI would complete the mergers, taking into account the closing conditions and termination provisions under the Merger Agreement;
•
that the Merger Agreement requires that HNI use its reasonable best efforts to take actions necessary to complete the mergers as promptly as reasonably practicable and to take certain actions to facilitate the obtaining of regulatory approvals for the mergers and provides an appropriate “outside date,” subject to extension if the required antitrust approval has not been obtained, by which time it is reasonable to expect that the conditions to completion of the mergers relating to such approval are likely to be satisfied;

•	that the Merger Agreement provides for payment by HNI to Steelcase of a termination fee of $71 million or $134 million, as applicable, if the Merger Agreement is terminated in specified circumstances;
•	the Steelcase board of directors’ knowledge of HNI, taking into account publicly available information regarding HNI and the results of Steelcase’s due diligence review of HNI;
•
that the mergers are expected to qualify as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, as a result of which the mergers would not be taxable to Steelcase shareholders to the extent that Steelcase shareholders receive HNI common stock as merger consideration;

•	the conditions to the closing of the mergers in the Merger Agreement and that there is no condition regarding financing;
•
that the Merger Agreement was unanimously approved by the Steelcase board of directors (with Ms. Niemann abstaining), which is composed of a majority of independent directors who are not affiliated with HNI and are not employees of Steelcase or any of its subsidiaries, and which received advice from Steelcase’s financial and legal advisors in evaluating, negotiating and recommending the terms of the Merger Agreement;

•
that the closing of the mergers is conditioned upon the adoption of the Merger Agreement and the approval of the first merger by the affirmative vote of the holders of a majority of the outstanding shares of Steelcase common stock entitled to vote thereon, so that Steelcase shareholders will have the right to approve or disapprove of the first merger;

•
that holders of Steelcase common stock holding approximately 5% of the voting power of the outstanding shares of Steelcase common stock have executed agreements to vote in favor of adoption of the Merger Agreement, subject to the terms and conditions of those agreements; and

•	Steelcase’s ability to specifically enforce HNI’s obligations under the Merger Agreement, including HNI’s obligation to complete the mergers.
The Steelcase board of directors also considered a number of uncertainties, risks and other factors in its deliberations concerning the mergers and the Merger Agreement, including the following (not necessarily listed in order of relative importance):
•
that Steelcase shareholders would forgo the opportunity to realize the potential long-term value of Steelcase if on a standalone basis Steelcase were successful in its execution of its current standalone strategic plan, which included certain assumptions, projections and sensitivities that are subject to risks and uncertainties;

•
that, because the merger consideration is based in part on a fixed exchange ratio of shares of HNI common stock per share of Steelcase common stock, and because the value of the stock portion of the merger consideration at the Closing cannot be predicted, holders of Steelcase common stock (irrespective of whether they elect to receive merger consideration in the form of cash, HNI common stock or a mixture of HNI common stock and cash) could be adversely affected to an unpredictable extent by a decrease in the trading price of HNI common stock prior to the Closing, as the Merger Agreement does not provide for either any adjustment of such exchange ratio if the trading price of HNI common stock decreases or a value-based termination right to Steelcase;
•
that, under specified circumstances, Steelcase may be required to pay a $67 million termination fee in the event the Merger Agreement is terminated and the effect this could have on Steelcase, including the possibility that the termination fee payable by Steelcase to HNI upon the termination of the Merger Agreement under such circumstances could discourage some potential acquirors from making a Steelcase acquisition proposal, although the Steelcase board of directors believes that the termination fee is reasonable in amount and would not unduly deter any other party that might be interested in acquiring Steelcase;

•
the significant costs involved in connection with entering into the Merger Agreement and completing the mergers and the substantial time and effort required of management to complete the mergers, which could disrupt Steelcase’s business operations;

•
the impact of the announcement, pendency or completion of the mergers, or the failure to complete the mergers, on Steelcase’s relationships with its employees (including making it more difficult to attract and retain key personnel and the possible loss of key management, technical and other personnel), dealers, customers and suppliers (including as a result of customer or other contracts with provisions that require consent for, or have implications upon, a change of control of Steelcase);

•
the restrictions in the Merger Agreement on Steelcase’s conduct of business prior to completion of the mergers, which could delay or prevent Steelcase from undertaking business opportunities that may arise, or taking other actions with respect to its operations that the Steelcase board of directors and management might believe were appropriate or desirable;

•
that the completion of the mergers would require expiration or termination of the applicable waiting periods under the HSR Act, the risk that regulatory agencies may not approve the mergers or may impose terms and conditions on their approvals that would cause the closing conditions in the Merger Agreement not to be satisfied or would adversely affect the business and financial results of the combined company, and the amount of time that might be required to obtain all required regulatory consents and approvals;

•	the risk that HNI shareholders do not approve the HNI common stock issuance proposal;
•
that Steelcase did not engage in a competitive bid process or other broad solicitation of interest due to the attractive financial terms and significant premium offered by HNI, the Steelcase board’s assessment that is was unlikely that there were any potential alternative transaction counterparties interested in pursuing a transaction with Steelcase that would be more beneficial to Steelcase shareholders than the transaction with HNI and the risks associated with seeking to engage in discussions with potential alternative transaction counterparties;

•	the risk that Steelcase shareholders do not approve the Steelcase merger proposal;
•
that, while Steelcase expects the mergers to be completed if the Steelcase merger proposal is approved by Steelcase shareholders, there can be no assurance that all conditions to the parties’ obligations to complete the mergers will be satisfied;

•
that the market price of Steelcase common stock could be affected by many factors if the Merger Agreement were terminated, including (i) the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Steelcase; (ii) the possibility that, as a result of the termination of the Merger Agreement, possible acquirors may consider Steelcase to be a less attractive acquisition candidate; and (iii) the possible sale of Steelcase common stock by short-term investors following an announcement that the Merger Agreement was terminated;

•	the challenges inherent in the integration of Steelcase’s business with that of HNI, and the risks of not being able to realize anticipated benefits of the mergers;

•	the risk of litigation, injunctions or other legal proceedings related to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers;
•	that Steelcase shareholders are not entitled to appraisal or dissenters’ rights under the MBCA; and
•
the risks of the type and nature described in the section entitled “Risk Factors” beginning on page 27 of this joint proxy statement/prospectus and the matters described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37 of this joint proxy statement/prospectus.

The Steelcase board of directors believed that, overall, the potential benefits of the mergers to Steelcase shareholders outweighed the risks and uncertainties of the mergers and outweighed Steelcase’s other financial and strategic alternatives, including to continue to operate as a standalone public company.
This discussion of the information and factors considered by the Steelcase board of directors in reaching its conclusions and recommendation includes the principal factors considered by the Steelcase board of directors, but it is not intended to be exhaustive and may not include all of the factors considered by the Steelcase board of directors. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and the complexity of these matters, the Steelcase board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, and to make its recommendation to Steelcase shareholders. Rather, the Steelcase board of directors viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Steelcase’s management and Steelcase’s advisors, as well as its experience and history. In addition, individual members of the Steelcase board of directors may have assigned different weights to different factors.
Certain Steelcase directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of Steelcase common stock generally. The Steelcase board of directors was aware of and considered these potential interests, among other matters, in evaluating the mergers and in making its recommendation to Steelcase shareholders. For a discussion of these interests, see the section entitled “—Interests of Steelcase’s Directors and Executive Officers in the Mergers” beginning on page 112 of this joint proxy statement/prospectus.
It should be noted that this explanation of the reasoning of the Steelcase board of directors and all other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
The Steelcase board of directors has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers, are in the best interests of Steelcase and its shareholders. The Steelcase board of directors recommends that Steelcase shareholders vote “FOR” the Steelcase merger proposal and “FOR” the Steelcase compensation proposal.
Opinions of Steelcase’s Financial Advisors
Opinion of BofA Securities
Steelcase has retained BofA Securities to act as Steelcase’s financial advisor in connection with the mergers. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings of listed and unlisted securities, secondary distributions of listed and unlisted securities, private placements of listed and unlisted securities and valuations for corporate and other purposes. Steelcase selected BofA Securities to act as Steelcase’s financial advisor in connection with the mergers on the basis of BofA Securities’ experience in transactions similar to the mergers, its reputation in the investment community and its familiarity with Steelcase and its business.
On August 3, 2025, at a meeting of Steelcase’s board of directors, BofA Securities delivered to Steelcase’s board of directors an oral opinion, which was confirmed by delivery of a written opinion dated August 3, 2025, to the effect that, as of the date of the opinion and based on and subject to the various assumptions and limitations described in its opinion, the merger consideration to be received in the mergers by holders of Steelcase’s common stock (other than Canceled Shares) was fair, from a financial point of view, to such holders.
The full text of BofA Securities’ written opinion to Steelcase’s board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex F to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to Steelcase’s board of directors for the benefit and use of Steelcase’s board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the merger consideration from a financial point of view. BofA Securities’ opinion does not address any other aspect of the mergers, and no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to Steelcase or in which Steelcase might engage or as to the underlying business decision of Steelcase to proceed with or effect the mergers. BofA Securities’ opinion does not constitute a recommendation to any shareholder as to how to vote or act in connection with the mergers or any related matter.
In connection with rendering its opinion, BofA Securities:
(1)	reviewed certain publicly available business and financial information relating to Steelcase and HNI;
(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Steelcase furnished to or discussed with BofA Securities by the management of Steelcase, including certain financial forecasts relating to Steelcase prepared by the management of Steelcase, referred to herein as the Steelcase Forecasts;

(3)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of HNI furnished to or discussed with BofA Securities by the management of HNI, including certain financial forecasts relating to HNI prepared by the management of HNI, referred to herein as the HNI Forecasts;

(4)	reviewed certain estimates as to the amount and timing of cost savings anticipated by the managements of Steelcase and HNI to result from the mergers, referred to herein as the Cost Savings;
(5)
discussed the past and current business, operations, financial condition and prospects of Steelcase with members of senior managements of Steelcase and HNI, and discussed the past and current business, operations, financial condition and prospects of HNI with members of senior managements of Steelcase and HNI;

(6)
reviewed the trading histories for Steelcase common stock and HNI common stock and a comparison of such trading histories with each other and with the trading histories of other companies BofA Securities deemed relevant;

(7)	compared certain financial and stock market information of Steelcase and HNI with similar information of other companies BofA Securities deemed relevant;
(8)	compared certain financial terms of the mergers to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;
(9)	reviewed a draft, dated August 3, 2025, of the Merger Agreement (the “draft merger agreement”); and
(10)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.
In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the managements of Steelcase and HNI that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Steelcase Forecasts, BofA Securities was advised by

Steelcase, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Steelcase as to the future financial performance of Steelcase. With respect to the HNI Forecasts and Cost Savings, BofA Securities was advised by HNI, and assumed, with the consent of Steelcase, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of HNI as to the future financial performance of HNI and other matters covered thereby. BofA Securities relied, at the direction of Steelcase, on the assessments of the managements of Steelcase and HNI as to HNI’s ability to achieve the Cost Savings and was advised by Steelcase and HNI, and assumed, with the consent of Steelcase, that the Cost Savings would be realized in the amounts and at the times projected. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Steelcase or HNI and did not make any physical inspection of the properties or assets of Steelcase or HNI. BofA Securities did not evaluate the solvency or fair value of Steelcase or HNI under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Steelcase, that the mergers will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Steelcase, HNI or the contemplated benefits of the mergers. BofA Securities also assumed, at the direction of Steelcase, that (i) the mergers will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (ii) the final executed Merger Agreement would not differ in any material respect from the draft merger agreement.
BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the mergers (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the mergers, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the mergers or otherwise, the form or structure, or financial or other terms, aspects or implications of any related transactions, or any terms, aspects or implications of any voting or support agreements or any governance or other arrangements, agreements or understandings entered into in connection with or related to the mergers, any related transactions or otherwise. BofA Securities expressed no view or opinion as to any such matters. BofA Securities was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Steelcase or any alternative transaction. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received in the mergers by the holders of Steelcase common stock (other than Canceled Shares) and no opinion or view was expressed with respect to any consideration received in connection with the mergers by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the mergers, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the mergers in comparison to other strategies or transactions that might be available to Steelcase or in which Steelcase might engage or as to the underlying business decision of Steelcase to proceed with or effect the mergers. BofA Securities did not express any opinion as to what the value of HNI common stock actually will be when issued or the prices at which Steelcase common stock or HNI common stock will trade at any time, including following announcement or consummation of the mergers. BofA Securities did not express any view or opinion with respect to, and relied, at the direction of Steelcase, upon the assessment of representatives of Steelcase regarding legal, regulatory, accounting, tax and similar matters relating to Steelcase or the mergers, as to which matters BofA Securities understood that Steelcase obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to how any shareholder should vote or act in connection with the mergers or any other related matter. Except as described above, Steelcase imposed no limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.
BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities.

The following represents a brief summary of the material financial analyses presented by BofA Securities to Steelcase’s board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, you must read the tables together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.
Summary of Material Company Financial Analyses of Steelcase
Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for Steelcase and the following two publicly traded companies in the office furniture industry:
•	HNI Corporation; and
•	MillerKnoll, Inc.
BofA Securities reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on their closing stock prices on August 1, 2025, plus debt, tax-effected pension liabilities and non-controlling interests (each, as applicable), less cash, cash equivalents and investments (each, as applicable and including corporate-owned life insurance investments, in the case of Steelcase), as a multiple of Wall Street research analyst consensus estimates of 2026 Adjusted EBITDA (which, as used in this section “—Summary of Material Company Financial Analyses of Steelcase,” is defined in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by Steelcase—Steelcase Projections for Standalone Steelcase,” beginning on page 109), adjusted, in the case of Steelcase, to exclude interest income and joint venture income and calendarized, in each case, to align with Steelcase’s fiscal year-end ending on the last Friday in February. BofA Securities then applied calendarized 2026 Adjusted EBITDA multiples of 5.00x to 7.00x derived from the selected publicly traded companies to Steelcase’s estimated fiscal year 2026 Adjusted EBITDA, adjusted to exclude interest income and joint venture income. Estimated financial data of the selected publicly traded companies (including Steelcase, for purposes of calculating multiples for the selected publicly traded companies) were based on publicly available research analysts’ estimates, and estimated financial data of Steelcase for purposes of calculating an implied per share equity value reference range were based on the Steelcase Forecasts. This analysis indicated the following approximate implied per share equity value reference range for Steelcase common stock (rounded to the nearest $0.25), as compared to the implied value of the merger consideration, calculated by adding the $7.20 in cash consideration to $11.10, the implied value of the mixed election stock exchange ratio consideration of 0.2192 shares of HNI common stock, based on the closing share price of HNI common stock on August 1, 2025 (which is referred to, solely for purposes of this summary of BofA Securities’ opinion, as the “implied consideration value”):

Implied Per Share Equity Value Reference Range for Steelcase	Implied Consideration Value
$10.25 - $14.50	$18.30

Neither of the two companies (other than Steelcase) used in this analysis is identical or directly comparable to Steelcase. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Steelcase was compared.
Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to the following eight selected transactions involving companies in the office furniture industry:

Acquiror	Target
HNI Corporation	Kimball International, Inc.
Herman Miller, Inc.	Knoll, Inc.
Herman Miller, Inc.	HAY A/S
AB Fagerhult	iGuzzini Illuminazione S.p.A

Acquiror	Target
Qumei Home Furnishings Group	Ekornes
Knoll, Inc.	Muuto
AEA Investors LP	Generation Brands Holdings, Inc.
Haworth Inc.	Poltrona Frau S.p.A

BofA Securities reviewed transaction values, calculated as the total enterprise value implied for the target company based on the consideration payable in the selected transaction (with the full transaction value implied for transactions with less than 100% being acquired), as a multiple of the target company’s estimated last 12 months earnings before interest, taxes, depreciation and amortization (“LTM EBITDA”).
BofA Securities then applied LTM EBITDA multiples of 7.25x to 12.75x derived by BofA Securities from the selected transactions to Steelcase’s last 12 months Adjusted EBITDA for the 12 months ended May 30, 2025, adjusted to exclude interest income and joint venture income. Financial data relating to each of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of Steelcase were based on the Steelcase Forecasts and public filings. This analysis indicated the following approximate implied per share equity value reference range for Steelcase (rounded to the nearest $0.25), as compared to the implied consideration value:

Implied Per Share Equity Value Reference Range for Steelcase	Implied Consideration Value
$14.00 - $25.00	$18.30

No company, business or transaction used in this analysis is identical or directly comparable to Steelcase or the mergers. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Steelcase and the mergers were compared.
Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of Steelcase to calculate a range of implied present values per share of Steelcase common stock utilizing estimates of the standalone unlevered, after-tax free cash flows Steelcase was forecasted to generate over the period from June 1, 2025 through February 28, 2030 based on the Steelcase Forecasts. BofA Securities calculated terminal values for Steelcase by applying a range of perpetuity growth rates of 1.00% to 2.50% to Steelcase’s normalized free cash flows in the terminal year, based on a cycle average of Steelcase’s estimated free cash flows for its fiscal years 2026 through 2030. BofA Securities then calculated an implied equity value reference range per share of Steelcase common stock (rounded to the nearest $0.25) by deducting from this range of present values Steelcase’s net debt (with investments including corporate-owned life insurance investments) and tax-effected pension liabilities as of May 30, 2025 based on the Steelcase public filings. The cash flows were discounted to present value as of May 30, 2025, assuming a mid-period convention for cash flows, using a discount rate range of 9.75% to 11.75%, which was based on an estimate of Steelcase’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference range for Steelcase common stock (rounded to the nearest $0.25), as compared to the implied consideration value:

Implied Per Share Equity Value Reference Range for Steelcase Stock	Implied Consideration Value
$14.00 - $19.75	$18.30

Other Factors. BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:
•	52-Week Trading Range: BofA Securities reviewed the trading prices of shares of Steelcase common stock for the 52-week period ended August 1, 2025, which ranged from $9.42 to $14.14 per share; and
•
Wall Street Analyst Price Targets: BofA Securities reviewed analyst price targets for Steelcase common stock available as of August 1, 2025, which indicated low to high price targets for Steelcase common stock of $15.00 to $18.00 (rounded to the nearest $0.25) and a present value of $13.50 to $16.25 per share (rounded to the nearest $0.25) when discounted by one year at an illustrative cost of equity midpoint of 11.5%.

Summary of Material Company Financial Analyses of HNI
Sum-of-the Parts Selected Publicly Traded Companies Analysis. BofA Securities performed a sum-of-the-parts selected publicly traded companies analysis for HNI by separately deriving approximate implied enterprise value reference ranges for (i) HNI’s workplace furnishings business and (ii) HNI’s residential building products business.
BofA Securities reviewed publicly available financial and stock market information for HNI and the following two publicly traded companies in the workplace furnishings industry and the following six publicly traded companies in the residential building products industry:
Workplace Furnishings Companies:
•	Steelcase Inc.
•	MillerKnoll, Inc.
Residential Building Products Companies:
•	Masco Corporation
•	Fortune Brands Innovations, Inc.
•	Griffon Corporation
•	Gibraltar Industries, Inc.
•	MasterBrand, Inc.
•	American Woodmark Corporation
BofA Securities reviewed, among other things, enterprise values of each of the selected publicly traded companies, calculated as equity values based on the closing stock price of the applicable selected company on August 1, 2025, plus debt, debt-like items (including tax-effected pension liabilities) and non-controlling interests (each, as applicable), and less cash, cash equivalents and investments (each as applicable and including, in the case of Steelcase, corporate-owned life insurance investments), as a multiple of Wall Street research analyst consensus estimates of 2026 Adjusted EBITDA (which, as used in this section “—Summary of Material Company Financial Analyses of HNI,” is defined in the section entitled “The Mergers—Unaudited Prospective Financial Information Prepared by Steelcase—Steelcase Projections for Standalone HNI,” beginning on page 110 and calendarized, in each case, to align with Steelcase’s fiscal year ending on the last Friday in February. Based on BofA Securities’ review of EV / 2026E Adjusted EBITDA multiples observed for the workplace furnishings companies and residential building products companies, and on its professional judgement and experience, BofA Securities calculated a range of implied enterprise values for each of HNI’s businesses by applying (i) an EV / 2026E Adjusted EBITDA multiple reference range of 5.00x to 7.00x to the estimates of 2026 Adjusted EBITDA for HNI’s workplace furnishings business and (ii) an EV / 2026E Adjusted EBITDA multiple reference range of 7.50x to 10.50x to the estimates of 2026 Adjusted EBITDA for HNI’s residential building products business. BofA Securities then calculated an implied equity value per share reference range for HNI (rounded to the nearest $0.25) based on the combined range of such implied enterprise values. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of HNI were based on the HNI Forecasts.
This analysis indicated the following approximate implied per share equity value reference range for HNI, rounded to the nearest $0.25, as compared to the closing trading price per share of HNI common stock on August 1, 2025:

Implied Per Share Equity Value Reference Range for HNI	Closing Trading Price Per Share of HNI Common Stock on August 1, 2025
$37.25 - $54.50	$50.62

No company (other than HNI) used in this analysis is identical or directly comparable to HNI. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which HNI was compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of HNI to calculate a range of implied present values per share of HNI common stock utilizing estimates of the standalone unlevered, after-tax free cash flows that HNI was forecasted to generate over the period from June 1, 2025 through February 28, 2030 based on certain financial forecasts relating to HNI prepared by the management of Steelcase based on the HNI Forecasts. BofA Securities calculated terminal values for HNI by applying a range of perpetuity growth rates of 1.00% to 2.50% to HNI’s normalized free cash flows in the terminal year, based on a cycle average of HNI’s estimated free cash flows for its fiscal years 2026 through 2030. BofA Securities then calculated an implied equity value reference range per share of HNI common stock (rounded to the nearest $0.25) by deducting from this range of present values HNI’s net debt (including debt-like items and investments) as of May 31, 2025 as provided by HNI. The cash flows were discounted to present value as of May 31, 2025 assuming a mid-period convention for cash flows, using a discount rate range of 9.00% to 10.75%, which was based on an estimate of HNI’s weighted average cost of capital. This analysis indicated the following approximate implied equity value reference range per share of HNI common stock (rounded to the nearest $0.25), as compared to the closing trading price per share of HNI common stock on August 1, 2025:

Implied Per Share Equity Value Reference Range for HNI Common Stock	Closing Trading Price Per Share of HNI Common Stock on August 1, 2025
$45.00 - $66.50	$50.62

Other Factors. BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for information purposes, including, among other things, the following:
•
52-Week Trading Range: BofA Securities reviewed the historical trading prices and trading volumes of HNI common stock for the 52-week period ended August 1, 2025, which trading prices ranged from $40.26 to $57.49 per share; and

•
Wall Street Analyst Price Targets: BofA Securities reviewed analyst price targets for HNI common stock available as of August 1, 2025, which indicated low to high price targets for HNI common stock of $60.00 to $70.00 (rounded to the nearest $0.25) and a present value of $54.25 to $63.25 per share (rounded to the nearest $0.25) when discounted by one year at an illustrative cost of equity midpoint of 10.5%.

Summary of Relative Financial Analyses
Implied Exchange Ratio Analysis. Utilizing the approximate implied equity value reference ranges per share for Steelcase common stock and HNI common stock described above under “—Summary of Material Company Financial Analyses of Steelcase—Discounted Cash Flow Analysis,” “—Summary of Material Company Financial Analyses of Steelcase—Selected Publicly Traded Companies,” “—Summary of Material Company Financial Analyses of HNI—Discounted Cash Flow Analysis” and “—Summary of Material Company Financial Analyses of HNI—Sum-of-the Parts Selected Publicly Traded Companies,” BofA Securities derived the implied exchange ratio by dividing the low end and the high end of the approximate implied equity value reference range per share derived in each such financial analysis for Steelcase (subtracting the $7.20 in per share cash consideration) by the low end and the high end of the approximate implied equity value reference range derived in each such financial analysis for HNI, respectively. Utilizing this method, BofA Securities calculated the following approximate implied exchange ratio reference ranges as compared to the mixed election stock exchange ratio in the mergers:

Financial Analysis	Implied Exchange Ratio	Mixed Election Stock Exchange Ratio
Selected Publicly Traded Companies Analysis	0.0819x – 0.1339x	0.2192x
Discounted Cash Flow Analysis	0.1511x – 0.1887x	0.2192x

Has/Gets Analysis. BofA Securities performed a has/gets analysis to calculate the theoretical change in value for holders of Steelcase common stock resulting from the mergers based on a comparison of (i) the 100% ownership by holders of Steelcase common stock of Steelcase on a stand-alone basis, and (ii) the implied equity value attributable to the ownership by holders of Steelcase common stock of HNI after giving effect to the mergers.

For the purposes of this analysis, BofA Securities calculated a range of implied values per share of HNI common stock after giving effect to the mergers by adding the ranges of implied equity values derived by BofA Securities for each of Steelcase on a stand-alone basis as of May 30, 2025 and HNI on a stand-alone basis as of May 31, 2025, as described in “Summary of Material Company Financial Analyses of Steelcase—Discounted Cash Flow Analysis” and in “Summary of Material Company Financial Analyses of HNI—Discounted Cash Flow Analysis” and ranges of implied present values of certain projected synergies with respect to the combined company prepared by the management of Steelcase based on the Cost Savings calculated by BofA Securities as of May 30, 2025 (by applying a discount rate range of 9.00% to 10.75% to the projected synergies (less the cost to achieve the projected synergies and cash taxes thereon) over the period from June 1, 2025 through February 28, 2030, and a range of terminal values for the projected synergies calculated by applying a perpetuity growth rate of 0% to the estimated after-tax projected synergies in the terminal year), deducting the additional amount of debt expected to be incurred by HNI in connection with the mergers and dividing the result by the number of fully diluted shares of HNI common stock expected to be outstanding after giving effect to the mergers.
BofA Securities calculated a range of total implied value to be received per share of Steelcase common stock after giving effect to the mergers by multiplying the range of implied values per share of HNI common stock after giving effect to the mergers by 0.2192 and adding to the result the $7.20 in cash consideration per share of Steelcase common stock. BofA Securities then compared the approximate implied equity value reference range per share of Steelcase common stock it calculated on a stand-alone basis as described under “Summary of Material Company Financial Analyses of Steelcase—Discounted Cash Flow Analysis” to the range of total implied value to be received per share of Steelcase common stock after giving effect to the mergers, in each case rounded to the nearest $0.25. The comparison yielded the following:

Implied Per Share Equity Value Reference Ranges for Holders of Steelcase Common Stock
Stand-Alone	Combined
$14.00 - $19.75	$19.95 - $21.20

Miscellaneous
The discussion set forth above is a summary of the material financial analyses presented by BofA Securities to Steelcase’s board of directors in connection with BofA Securities’ opinion and is not a comprehensive description of all analyses undertaken by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.
In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Steelcase and HNI. The estimates of the future performance of Steelcase and HNI in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, of the merger consideration and were provided to Steelcase’s board of directors in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of Steelcase or HNI.
The type and amount of consideration payable in the mergers was determined through negotiations between Steelcase and HNI, rather than by any financial advisor, and was approved by Steelcase’s board of directors. The decision to enter into the Merger Agreement was solely that of Steelcase’s board of directors. As described elsewhere in this joint proxy statement/prospectus, BofA Securities’ opinion and analyses were only one of many factors considered by Steelcase’s board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of Steelcase’s board of directors or management with respect to the mergers or the merger consideration.
Steelcase has agreed to pay BofA Securities for its services in connection with the mergers an aggregate fee currently estimated to be approximately $10.9 million (calculated as of September 9, 2025), $1.5 million of which was payable upon delivery its opinion, and the remainder of which is payable immediately prior to or upon the consummation of the mergers. In addition, Steelcase has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against certain liabilities, including liabilities under the federal securities laws, arising out of the engagement.
BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Steelcase, HNI and certain of their respective affiliates.
BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to Steelcase and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including acting as lender with respect to certain commercial leases and providing short term lending, letters of credit, and other commercial credit services, providing corporate credit card, checking and other treasury services, and providing foreign exchange, share repurchase and other markets services. From August 2023 through July 2025, BofA Securities and its affiliates derived aggregate revenues from Steelcase and its affiliates of approximately $3 million for investment and corporate banking services.
In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide investment banking, commercial banking and other financial services to HNI and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including acting as lender with respect to certain term loans and providing lines of credit, letters of credit, and other commercial credit services, providing checking, deposit and other treasury services, and providing foreign exchange, swaps, derivatives and other markets services. From August 2023 through July 2025, BofA Securities and its affiliates derived aggregate revenues from HNI and its affiliates of approximately $5 million for investment and corporate banking services. BofA Securities believes, based on the information available to it as of the date of its opinion, that the aggregate revenues BofA Securities and its affiliates will derive from HNI and its affiliates for concurrent investment and corporate banking services will not exceed the transaction fee to be paid by Steelcase to BofA Securities for its services in connection with this engagement.
As of August 1, 2025, the last trading day before delivery of the opinion, BofA Securities and its affiliates directly owned in a non-fiduciary capacity shares of common stock of Steelcase and HNI, which as of the close of trading on such date, had a market value of approximately $2 million and $4 million, respectively (which, in each case, constituted less than 0.5% of such issuer’s outstanding common stock as of such date).
In addition, in the ordinary course of its respective businesses, BofA Securities and its affiliates (other than members of BofA Securities’ deal team working on the transactions) have pitched, are currently pitching, and/or will pitch additional investment and corporate banking services, unrelated to the mergers, to HNI and its affiliates. The amount, if any, of additional investment and corporate banking business and revenues that will result from those efforts is subject to numerous factors beyond the control of BofA Securities and its affiliates.
In August 2025, after the negotiation and execution of the Merger Agreement, members of HNI management approached representatives of BofA Securities and its affiliates, including Bank of America, N.A.(“BANA”), about HNI’s intentions to refinance, concurrent with the closing of the mergers, an existing $400 million revolving credit facility and $184 million senior secured term loan credit facility, in each of which BANA is a lender. HNI requested that BANA arrange and/or provide for BANA to roll its existing commitments into a new $425 million revolving credit facility and related $500 million senior secured term loan credit facility, and for BANA to act as a joint lead arranger and co-documentation agent, in addition to acting as a lender, in connection with the new $425 million revolving credit facility. BofA Securities informed Steelcase of the potential financing transactions, and advised Steelcase of the potential or perceived conflicts of interest that may arise or result from the participation of BANA and/or its affiliates in such financing and the fees payable to BANA and/or its affiliates in connection therewith. After considering such potential or perceived conflicts of interest, Steelcase provided its consent to BofA Securities with respect to BANA or its affiliates’ participation in the potential financing transactions. The terms thereof remain subject to discussion among HNI and the applicable other parties thereto, and the foregoing disclosure should not be deemed to constitute a commitment of BofA Securities or any of its affiliates to provide or arrange any potential financing transactions.
Opinion of Goldman Sachs & Co. LLC
Goldman Sachs rendered its opinion to Steelcase’s board of directors that, as of August 3, 2025 and based upon and subject to the factors and assumptions set forth therein, the Aggregate Consideration to be paid to the holders (other than HNI and its affiliates) of Steelcase stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated August 3, 2025, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this joint proxy statement/prospectus. Goldman Sachs provided advisory services and its opinion for the information and assistance of Steelcase’s board of directors in connection with its consideration of the transaction. Goldman Sachs’ opinion is not a recommendation as to how any holder of Steelcase stock should vote or make any election with respect to the transaction, or any other matter.
In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:
•	the Merger Agreement;
•
annual reports to stockholders and Annual Reports on Form 10 K of Steelcase for the five fiscal years ended February 28, 2025 and of HNI for the five fiscal years ending the Saturday nearest December 31, 2024;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Steelcase and HNI;
•	certain other communications from Steelcase and HNI to their respective stockholders;
•	certain publicly available research analyst reports for Steelcase and HNI;
•	certain internal financial analyses and forecasts for HNI standalone prepared by its management;
•
certain internal financial analyses and forecasts for Steelcase prepared by the management of Steelcase (the “Steelcase Forecasts”) and certain financial analyses and forecasts for the combined company prepared by the management of Steelcase (the “Combined Company Forecasts”), in each case, as approved for Goldman Sachs’ use by Steelcase (collectively, the “Forecasts”); and

•	certain operating synergies projected by the management of HNI to result from the transaction, as approved for Goldman Sachs’ use by Steelcase (the “Synergies”).
Goldman Sachs also held discussions with members of the senior managements of Steelcase and HNI regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction and the past and current business operations, financial condition and future prospects of Steelcase and HNI; reviewed the reported price and trading activity for the Steelcase stock and shares of HNI common stock; compared certain financial and stock market information for Steelcase and HNI with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the office furniture manufacturing industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Steelcase’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Steelcase’s consent that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Steelcase. In rendering its opinion, Goldman Sachs did not take into account any differential voting or other rights between the shares of Steelcase common stock or shares of Steelcase Class B common stock. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Steelcase or HNI or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without any adverse effect on Steelcase or HNI or on the expected benefits of the transaction in any way meaningful to its analysis. Goldman Sachs also assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of Steelcase to engage in the transaction or the relative merits of the transaction as compared to any strategic alternatives that may be available to Steelcase; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Steelcase or any other alternative transaction. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the Aggregate Consideration to be paid to the holders (other than HNI and its affiliates) of Steelcase stock pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including any allocation of the Aggregate Consideration, including among the holders of the Steelcase common stock and Steelcase class B common stock, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Steelcase; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Steelcase, or class of such persons, in connection with the transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than HNI and its affiliates) of Steelcase stock pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of HNI common stock or the Steelcase stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Steelcase, HNI or the transaction, or as to the impact of the transaction on the solvency or viability of Steelcase or HNI or the ability of Steelcase or HNI to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the Steelcase board of directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 1, 2025, the last trading day before the public announcement of the transaction, and is not necessarily indicative of current market conditions.
For purposes of its financial analyses, Goldman Sachs calculated an implied value of the Aggregate Consideration, assuming a mixed stock and cash election pursuant to the Merger Agreement, of $18.30 per share of Steelcase stock by adding (i) an implied value of the stock consideration of $11.10, calculated by multiplying the exchange ratio of 0.2192x by the closing price per share of HNI common stock as of August 1, 2025, to (ii) the cash consideration of $7.20.

Historical Stock Trading Analysis
Goldman Sachs analyzed the implied value of the Aggregate Consideration in relation to (i) the closing price per share of Steelcase common stock on August, 1, 2025, (ii) the highest closing price per share of Steelcase common stock for the 52-week period ending August 1, 2025, (iii) the lowest closing price per share of Steelcase common stock for the 52-week period ending August 1, 2025, (iv) the volume weighted average price per share of Steelcase common stock for the 30-day period ending August 1, 2025 and (v) the volume weighted average price per share of Steelcase common stock for the 90-day period ending August 1, 2025.
This analysis indicated that the implied value of the Aggregate Consideration of $18.30 represented:
•	a premium of 80% based on the August 1, 2025 closing price of $10.18 per share;
•	a premium of 29% based on the 52-week high market price of $14.14 per share;
•	a premium of 94% based on the 52-week low market price of $9.42 per share;
•	a premium of 73% based on the 30-day volume weighted average price of $10.60 per share; and
•	a premium of 75% based on the 90-day volume weighted average price of $10.45 per share.
Illustrative Discounted Cash Flow Analysis – Steelcase Standalone
Using the Steelcase Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Steelcase to derive a range of illustrative present values per share of Steelcase stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.5% to 11.0%, reflecting estimates of Steelcase’s weighted average cost of capital, Goldman Sachs discounted to present value as of May 30, 2025 (i) estimates of unlevered free cash flow for Steelcase for the fiscal years 2026 through 2030 as reflected in the Steelcase Forecasts and (ii) a range of illustrative terminal values for Steelcase, which were calculated by applying terminal year exit enterprise value (“EV”)/Adjusted EBITDA (as defined in “The Mergers—Unaudited Prospective Financial Information Prepared by Steelcase”) multiples ranging from 5.0x to 7.0x, to a terminal year estimate of the Adjusted EBITDA generated by Steelcase, based on a mid-cycle estimate, as reflected in the Steelcase Forecasts (which analysis implied perpetuity growth rates ranging from 0.4% to 4.3%). The range of terminal year exit EV/Adjusted EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account trading multiples of historical EV/last twelve months (“LTM”) Adjusted EBITDA for Steelcase. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Steelcase’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Steelcase, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for Steelcase by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Steelcase the amount of Steelcase’s net debt as of May 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of illustrative equity values for Steelcase. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Steelcase, as of May 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, using the treasury stock method, to derive a range of illustrative present values per share of Steelcase stock ranging from $15 to $20, rounded to the nearest dollar.
Illustrative Discounted Cash Flow Analysis – Combined Company
Using the Combined Company Forecasts, including the Synergies, Goldman Sachs performed an illustrative discounted cash flow analysis on HNI giving effect to the transaction. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.5% to 11.0%, reflecting estimates of the weighted average cost of capital of the combined company, Goldman Sachs discounted to present value as of May 30, 2025 (i) estimates of unlevered free cash flow for the combined company for the fiscal years 2026 through 2030 as reflected in the Combined Company Forecasts and (ii) a range of illustrative terminal values for the combined company, which were calculated by applying terminal year exit EV/Adjusted EBITDA multiples ranging from 6.5x to 8.5x, to a terminal year estimate of the Adjusted EBITDA generated by the combined company, based on a mid-cycle estimate, as reflected in the Forecasts (which analysis implied perpetuity growth rates ranging from

0.9% to 4.2%). The range of terminal year exit EV/Adjusted EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Combined Company Forecasts, including the Synergies, and the historical EV/ last 12 months (“LTM”) Adjusted EBITDA multiples for each of Steelcase and HNI. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including target capital structure weightings of the combined company, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the combined company, as well as certain financial metrics for the United States financial markets generally.
Goldman Sachs derived ranges of illustrative enterprise values for the combined company by adding the ranges of present values it derived as described above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the combined company the amount of net debt of the combined company as of May 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of illustrative pro forma equity values for the combined company. Goldman Sachs then divided the range of illustrative pro forma equity values it derived by the number of fully diluted outstanding shares of common stock on a pro forma basis, as of May 30, 2025, as provided by and approved for Goldman Sachs’ use by the management of Steelcase, using the treasury stock method. Goldman Sachs then multiplied the range of equity values per share of the combined company it obtained by the exchange ratio of 0.2192x shares of HNI common stock per share of Steelcase stock and added the cash consideration of $7.20 per share of Steelcase stock, assuming a mixed election, to derive a range of illustrative present values of such Aggregate Consideration to be paid per share of Steelcase stock from $20 to $24, rounded to the nearest dollar.
Illustrative Present Value of Future Share Price Analysis – Steelcase Standalone
Using the Steelcase Forecasts, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Steelcase stock, including the present value of cumulative future dividends, in respect of fiscal years 2026 and 2027. For this analysis, Goldman Sachs first calculated the implied enterprise value for Steelcase as of February 28 for each of the fiscal years 2026 and 2027, by applying a range multiples of illustrative EV to next twelve month (“NTM”) Adjusted EBITDA of 4.5x to 6.0x to estimates of Steelcase’s NTM Adjusted EBITDA for each of the fiscal years 2026 and 2027. This illustrative range of EV/NTM Adjusted EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM EV/Adjusted EBITDA multiples for Steelcase.
Goldman Sachs then subtracted the amount of Steelcase’s forecasted net debt for each of the fiscal years 2026 and 2027, each as provided by and approved for Goldman Sachs’ use by the management of Steelcase, from the respective implied enterprise values in order to derive a range of illustrative equity values as of February 28 for Steelcase on a standalone basis for each of the fiscal years 2026 and 2027. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Steelcase stock for each of fiscal years 2026 and 2027, calculated using information provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of implied future values per share of Steelcase stock. Goldman Sachs then added the cumulative dividends per share of Steelcase stock expected to be paid to holders of Steelcase stock through the end of each of fiscal years 2026 and 2027, as reflected in the Steelcase Forecasts. Goldman Sachs then discounted these implied future equity values per share of Steelcase stock (including dividends) to May 30, 2025, using a full-year convention for future share price, a mid-year convention for dividends and an illustrative discount rate of 11.0%, reflecting an estimate of Steelcase’s cost of equity. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Steelcase stock of $13 to $19, rounded to the nearest dollar.
Illustrative Present Value of Future Share Price Analysis – Combined Company
Using the Combined Company Forecasts, including the Synergies, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of common stock of the combined company giving effect to the transaction, including the present value of cumulative future dividends in respect of fiscal years 2026 and 2027. For this analysis, Goldman Sachs first calculated the implied enterprise value for the combined company as of February 28 for each of the fiscal years 2026 and 2027 by applying a range of multiples of illustrative NTM EV/Adjusted EBITDA of 6.0x to 7.5x to estimates of the NTM Adjusted EBITDA of the combined company for each of the fiscal years 2026 and 2027. This illustrative range of NTM EV/Adjusted EBITDA multiple estimates was derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical NTM EV/Adjusted EBITDA multiples for Steelcase and HNI.
Goldman Sachs then subtracted the amount of the forecasted net debt of the combined company for each of the fiscal years 2026 and 2027, each as provided by and approved for Goldman Sachs’ use by the management of Steelcase, from the respective implied enterprise values for the combined company in order to derive a range of illustrative combined company equity values as of February 28 for the combined company for each of the fiscal years 2026 and 2027. Goldman Sachs then divided these implied combined company equity values by the projected year-end number of fully diluted outstanding shares of common stock of the combined company for each of the fiscal years 2026 and 2027, calculated using information provided by and approved for Goldman Sachs’ use by the management of Steelcase, to derive a range of implied future values per share of common stock of the combined company giving effect to the transactions. Goldman Sachs then multiplied the range of future values per share of the combined company by the exchange ratio of 0.2192x shares of HNI common stock per share of Steelcase stock. Goldman Sachs then added the cumulative dividends per share of HNI common stock expected to be paid through the end of each of fiscal years 2026 and 2027 to holders of shares of HNI common stock issued in the mergers, using the Combined Company Forecasts. Goldman Sachs then discounted these implied future equity values per share of Steelcase stock of the combined company to May 30, 2025 giving effect to the transaction, using a full-year convention for future share price, a mid-year convention for dividends and an illustrative discount rate of 11.0%, reflecting an estimate of the cost of equity of the combined company. Goldman Sachs derived such discount rate by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including a beta for the combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added the cash consideration of $7.20 per share of Steelcase stock, assuming a mixed election. This analysis resulted in a range of implied present values of such Aggregate Consideration to be paid per share of Steelcase stock of $19 to $23, rounded to the nearest dollar.
Premia Paid Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for transactions announced since 2014 involving a public company based in the United States as the target where the disclosed enterprise values for the transaction were between $500 million and $10 billion and where between 25% to 75% of the consideration paid in connection with the transaction consisted of stock. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the 98 transactions relative to the target’s last undisturbed closing stock price prior to announcement of the applicable transaction. This analysis indicated a median premium of 27% across the period. This analysis also indicated a 25th percentile premium of 13% and 75th percentile premium of 38% across the period. Using this analysis, Goldman Sachs applied a reference range of illustrative premiums of 13% to 38% to the undisturbed closing price per share of Steelcase stock of $10.18 as of August 1, 2025 and calculated a range of implied equity values per share of Steelcase stock of $12 to $14, rounded to the nearest dollar.
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Steelcase or HNI or the transaction.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs' providing its opinion to Steelcase’s board of directors as to the fairness from a financial point of view of the Aggregate Consideration to be paid to the holders (other than HNI and its affiliates) of Steelcase stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses.

Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Steelcase, HNI, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Aggregate Consideration was determined through arm’s-length negotiations between Steelcase and HNI and was approved by Steelcase's board of directors. Goldman Sachs provided advice to Steelcase during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Steelcase or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
As described herein, Goldman Sachs’ opinion to the Steelcase board of directors was one of many factors taken into consideration by the Steelcase board of directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the Goldman Sachs fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.
Goldman Sachs and its affiliates (collectively, “Goldman Sachs Affiliated Entities”) are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Steelcase, HNI, any of their respective affiliates and third parties, including ABJ Investments, and affiliates of Kate Pew Wolters, Robert Pew III, Jennifer C. Niemann and Anne Hunting, each a significant shareholder of Steelcase (the “Significant Shareholders”), and any of their respective affiliates (collectively, “Relevant Parties”), or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Steelcase in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. During the two-year period ended August 3, 2025, Goldman Sachs Investment Banking has not been engaged by Steelcase, HNI, any Significant Shareholder or any of their respective affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Relevant Parties and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.
As of August 3, 2025, Goldman Sachs Affiliated Entities had (i) no direct Goldman Sachs Principal Investment (as defined below) in Steelcase and/or its affiliates (excluding any Significant Shareholder and its other affiliates), and (ii) no direct Goldman Sachs Principal Investment in HNI and/or its affiliates (excluding any Significant Shareholder and its other affiliates).
On the public side of Goldman Sachs’ informational wall (the “Public Side”) and in the ordinary course of its various business activities, Goldman Sachs Affiliated Entities may also own equity securities in the Relevant Parties, and/or their respective affiliates arising from engaging in market making, trade execution, clearing, custody, margin lending and other similar financing transactions, securities lending, and related activities (including by acting as agent for third parties executing their transactions or as principal supplying liquidity to market participants, and any related hedging, other risk management or inventory management) (collectively, “Market Making Activities”), which positions change frequently. Regulatory, informational and operational barriers separate the Public Side from Goldman Sachs Investment Banking.
For purposes of this section of the joint proxy statement/prospectus, (x) Goldman Sachs relied on its books and records to (i) unless otherwise indicated, calculate all amounts and (ii) determine whether an entity is an affiliate, portfolio company, subsidiary or majority-owned subsidiary of another entity, and (y) the following terms have the definitions set forth below:
Goldman Sachs Principal Investments (including any associated commitments) are (i) direct balance sheet investments in equity interests or equity securities held by Goldman Sachs Affiliated Entities for its own account or (ii) direct investments in equity interests held by a fund managed by a Goldman Sachs Affiliated Entity which fund is primarily for the benefit of Goldman Sachs Affiliated Entities and/or its current and former employees and not third party clients. Goldman Sachs Principal Investments do not include equity interests arising from Market Making Activities, equity derivatives, convertible debt instruments, or warrants or equity kickers received in connection with senior secured loans, mezzanine loans, warehouse loans, preferred equity with a fixed rate of return or other similar types of financing transactions (which may also be subject to hedging or other risk-mitigating instruments). Goldman Sachs Principal Investments also do not include investments by funds managed by Goldman Sachs Affiliated Entities which funds are almost entirely for the benefit of third party clients (“Goldman Sachs Client Funds”), which funds can co-invest alongside, and/or make Investments in, the Relevant Parties or their respective Related Entities. As investment managers for Goldman Sachs Client Funds, Goldman Sachs Affiliated Entities are required to fulfill a fiduciary responsibility to Goldman Sachs Client Funds in making decisions to purchase, sell, hold or vote on, or take any other action with respect to, any financial instrument.
Related Entities are, as applicable, a person or entity’s subsidiaries, affiliates, portfolio companies and/or funds managed thereby.
The Steelcase board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated January 15, 2025, Steelcase engaged Goldman Sachs to act as its financial advisor in connection with the transaction. The engagement letter between Steelcase and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $33 million, all of which is contingent upon consummation of the transaction. In addition, Steelcase has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Unaudited Prospective Financial Information Prepared by HNI
HNI does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, HNI is including in this joint proxy statement/prospectus certain unaudited prospective financial information for HNI and Steelcase that was made available by HNI to the HNI board of directors and its financial advisor. Such information is not intended to influence your decision whether to vote in favor of the HNI common stock issuance proposal, Steelcase merger proposal or any of the other proposals to be voted on at the HNI special meeting or the Steelcase special meeting, or your view on the value of HNI or its securities. You should note that these financial projections constitute forward-looking statements and actual results may differ materially and adversely from those projected. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37.
While presented with numeric specificity, the financial projections are based on a variety of estimates and assumptions of HNI’s senior management regarding HNI’s and Steelcase’s business, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond HNI’s control. In particular, the financial projections were prepared based on numerous assumptions that may now be outdated and do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement or the possible financial and other effects on HNI or Steelcase of the mergers, and do not attempt to predict or suggest actual future results of HNI or Steelcase or give effect to the mergers, including the effect of negotiating or executing the Merger Agreement, the costs that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by HNI or Steelcase as a result of the mergers (except as expressly set forth in the section entitled “—Certain Estimated Synergies Attributable to the Mergers”). Accordingly, there can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Neither HNI nor any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of HNI or Steelcase compared to the information contained in the projections. The inclusion of the financial projections contained herein should not be deemed an admission or representation by HNI, its affiliates or its advisors or any other person that it is viewed as material information of HNI or Steelcase, particularly in light of the inherent risks and uncertainties associated with such projections.
The financial projections have been prepared by, and are the responsibility of, HNI’s senior management. The financial projections were not prepared by HNI with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. While non-GAAP financial measures may provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure of financial projections provided to a board of directors or financial advisor in connection with a business combination transaction such as the mergers if the disclosure is included in a document such as this joint proxy statement/prospectus. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the HNI board of directors or HNI’s financial advisor in connection with the mergers. Accordingly, no reconciliation of the financial measures included in the financial projections is provided in this joint proxy statement/prospectus.
None of HNI’s independent registered public accounting firm, Steelcase’s independent registered public accounting firm or any other independent accountants have audited, reviewed, compiled, examined or applied any procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the financial projections. The report of the independent registered public accounting firm to HNI contained in the Annual Report on Form 10-K for the year ended December 28, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of HNI, and such report does not extend to the projections included below and should not be read to do so. The report of the independent registered public accounting firm to Steelcase contained in the Annual Report on Form 10-K for the year ended February 28, 2025, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Steelcase, and such report does not extend to the projections included below and should not be read to do so.
Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. HNI can give no assurance that, had the projections been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used.
Except as required by applicable securities laws, HNI does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the financial projections prepared by HNI senior management to reflect circumstances existing since the preparation of such financial projections or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The financial projections do not take into account all the possible financial and other effects on HNI or Steelcase of the mergers, the effect on HNI of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed (except certain potential synergies that may be achieved by HNI as a result of the mergers expressly set forth in the section entitled “—Certain Estimated Synergies Attributable to the Mergers”), or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the projections do not take into account the effect on HNI or Steelcase of any possible failure of the mergers to occur.
In light of the foregoing, and considering that the HNI special meeting and the Steelcase special meeting will each be held several months after the financial projections were prepared, as well as the uncertainties inherent in any projections, HNI shareholders and Steelcase shareholders are cautioned not to place undue reliance on such information, and all shareholders should review HNI’s and Steelcase’s most recent SEC filings for a description of HNI’s and Steelcase’s reported financial results. See “Where You Can Find More Information” beginning on page 174.

HNI Projections for Standalone HNI
The following table sets forth certain summarized unaudited prospective financial and operating information with respect to HNI for the calendar years 2026 through 2029 on a standalone basis prepared by HNI’s senior management. Such information was prepared on a calendar year basis and does not reflect unaudited prospective financial and operating information with respect to HNI for HNI’s fiscal years.

(in millions)	2026E	2027E	2028E	2029E
Total Revenue	$2,753	$2,833	$2,913	$2,990
Adj. EBITDA (post-SBC)(1)	$348	$352	$359	$367
Unlevered Free Cash Flow(2)	$188	$193	$197	$204

(1)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain other items not related to HNI’s normal operations. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Adjusted EBITDA is burdened by stock-based compensation.

(2)
Unlevered Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and capitalized software, plus after-tax interest expense. Unlevered Free Cash Flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

HNI Projections for Standalone Steelcase
The following table sets forth certain summarized unaudited prospective financial and operating information with respect to Steelcase for the calendar years 2026 through 2029 on a standalone basis prepared by HNI’s senior management. Such information was prepared on a calendar year basis and does not reflect unaudited prospective financial and operating information with respect to Steelcase for Steelcase’s fiscal years.

(in millions)	2026E	2027E	2028E	2029E
Total Revenue	$3,361	$3,477	$3,578	$3,682
Adj. EBITDA (post-SBC)(1)	$268	$292	$314	$327
Unlevered Free Cash Flow(2)	$142	$156	$172	$179

(1)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain other items not related to Steelcase’s normal operations. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Adjusted EBITDA is burdened by stock-based compensation.

(2)
Unlevered Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and capitalized software, plus after-tax interest expense. Unlevered Free Cash Flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

Certain Estimated Synergies Attributable to the Mergers
HNI’s senior management developed and provided to the HNI board of directors certain prospective financial information relating to certain strategic, financial and operational benefits, including associated costs, anticipated to result from the mergers to be realized by HNI. Such prospective financial information, which we refer to in this “—Certain Estimated Synergies Attributable to the Mergers” section as the “Synergy Estimates,” was also provided to its financial advisor for its use and reliance and in connection with its financial analyses and opinion as described in the section entitled “The Mergers—Opinion of HNI’s Financial Advisor.”
The Synergy Estimates reflected various enhancements derived from the expected benefits from the mergers, including run-rate cost synergies of $120 million when fully mature. The Synergy Estimates reflected quantitative and qualitative data points that were derived from the proprietary data and experience of HNI’s senior management and were driven in part by the expected integration of Steelcase’s business into HNI’s business. The Synergy Estimates are not reflected in the unaudited prospective financial and operating information contained in the sections entitled “—HNI Projections for Standalone HNI” and “—HNI Projections for Standalone Steelcase,” because such unaudited prospective financial and operating information was prepared on a standalone basis for each of HNI and Steelcase without giving effect to the mergers.

Unaudited Prospective Financial Information Prepared by Steelcase
Other than quarterly guidance and annual targets, Steelcase does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, Steelcase is including in this joint proxy statement/prospectus certain unaudited prospective financial information for Steelcase and HNI that was made available by Steelcase to the Steelcase board of directors and its financial advisors. Such information is not intended to influence your decision whether to vote in favor of the Steelcase merger proposal, the HNI common stock issuance proposal or any of the other proposals to be voted on at the Steelcase special meeting or the HNI special meeting, or your view on the value of HNI or Steelcase or their respective securities. You should note that these financial projections constitute forward-looking statements and actual results may differ materially and adversely from those projected. See “Cautionary Note Regarding Forward-Looking Statements” beginning on page 37.
While presented with numeric specificity, the financial projections are based on a variety of estimates and assumptions of Steelcase’s senior management regarding Steelcase’s and HNI’s respective businesses, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond Steelcase’s control. In particular, the financial projections were prepared based on numerous assumptions that may now be outdated and do not take into account any circumstances or events occurring after the date they were prepared, including (except as expressly set forth in the section entitled “—Combined Company Projections”) the transactions contemplated by the Merger Agreement or the possible financial and other effects on Steelcase or HNI of the mergers, and do not attempt to predict or suggest actual future results of Steelcase or HNI or give effect to the mergers, including the effect of negotiating or executing the Merger Agreement, the costs that may be incurred in connection with consummating the mergers, or the potential synergies that may be achieved by HNI or Steelcase as a result of the mergers (except as expressly set forth in the section entitled “—Combined Company Projections”). Accordingly, there can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Neither Steelcase nor any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of Steelcase or HNI compared to the information contained in the projections. The inclusion of the financial projections contained herein should not be deemed an admission or representation by Steelcase, its affiliates or its advisors or any other person that it is viewed as material information of Steelcase or HNI, particularly in light of the inherent risks and uncertainties associated with such projections.
The financial projections have been prepared by, and are the responsibility of, Steelcase’s senior management. The financial projections were not prepared by Steelcase with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. While non-GAAP financial measures may provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure of financial projections provided to a board of directors or financial advisor in connection with a business combination transaction such as the mergers if the disclosure is included in a document such as this joint proxy statement/prospectus. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Steelcase board of directors or Steelcase’s financial advisors in connection with the mergers. Accordingly, no reconciliation of the financial measures included in the financial projections is provided in this joint proxy statement/prospectus.
None of Steelcase’s independent registered public accounting firm, HNI’s independent registered public accounting firm or any other independent accountants have audited, reviewed, compiled, examined or applied any procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the financial projections. The report of Steelcase’s independent registered public accounting firm contained in the Steelcase Annual Report on Form 10-K for the year ended February 28, 2025, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of Steelcase, and such report does not extend to the projections included below and should not be read to do so. The report of

HNI’s independent registered public accounting firm contained in the HNI Annual Report on Form 10-K for the year ended December 28, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of HNI, and such report does not extend to the projections included below and should not be read to do so.
Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Steelcase can give no assurance that, had the projections been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used.
Except as required by applicable securities laws, Steelcase does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the financial projections prepared by Steelcase senior management to reflect circumstances existing since the preparation of such financial projections or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The financial projections do not take into account all the possible financial and other effects on Steelcase or HNI of the mergers, the effect on Steelcase of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed (except certain potential synergies that may be achieved by HNI as a result of the mergers as described in the section entitled “—Combined Company Projections”), or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the projections do not take into account the effect on Steelcase or HNI of any possible failure of the mergers to occur.
In light of the foregoing, and considering that the Steelcase special meeting and the HNI special meeting will each be held several months after the financial projections were prepared, as well as the uncertainties inherent in any projections, Steelcase shareholders and HNI shareholders are cautioned not to place undue reliance on such information, and all shareholders should review Steelcase’s and HNI’s most recent SEC filings for a description of Steelcase’s and HNI’s reported financial results. See “Where You Can Find More Information” beginning on page 174.
Steelcase Projections for Standalone Steelcase
The following table sets forth certain summarized unaudited prospective financial information with respect to Steelcase on a standalone basis prepared by Steelcase’s senior management.

(in millions)	Fiscal Year(1)
	2026E	2027E	2028E	2029E	2030E
Revenue	$3,260	$3,515	$3,765	$3,955	$4,125
Adjusted EBITDA(2)	$280	$335	$404	$459	$504
Adjusted EBITDA (excluding interest income and joint venture income)	$263	$317	$385	$439	$482

(1)	Steelcase’s fiscal year end is the last Friday in February of the year indicated.
(2)
Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation and amortization, adjusted to include non-operating income and adjusted to exclude (i) the impact of share based compensation, (ii) restructuring costs (benefits), (iii) gains (losses) on the sale of land, net of variable compensation impacts, and (iv) gains (losses) on pension plan settlements. Adjusted EBITDA is a non GAAP financial measure as it excludes amounts included in net income, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income or other measures derived in accordance with GAAP.

The following table sets forth projected amounts of Steelcase standalone unlevered free cash flow that Steelcase management authorized BofA Securities and Goldman Sachs to use in connection with their analyses described in “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities, Inc.” and “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC,” respectively:

(in millions)	Fiscal Year(1)
	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow(2)	$82(3)	$97	$193	$260	$280

(1)	Steelcase’s fiscal year end is the last Friday in February of the year indicated.
(2)
Unlevered free cash flow is defined as Adjusted EBITDA less taxes, share-based compensation, change in net working capital, capital expenditures, non-operating income, interest income and other cash flows including restructuring costs, cloud computing expenditures, proceeds from asset sales and other investing cash flows. Unlevered free cash flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

(3)	June 2025 to February 2026.
In connection with the analyses described in “The Mergers—Opinions of Steelcases’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC,” Steelcase approved the use by Goldman Sachs of (i) forecasted net debt (gross debt minus cash and cash equivalents, short-term investments (including investments in unconsolidated affiliates) and company-owned life insurance) as of the end of fiscal years 2026 and 2027 of $(222) million and $(250) million, respectively, and projected fully diluted outstanding shares of Steelcase stock of 123.3 million as of the end of each of fiscal years 2026 and 2027 and (ii) “mid-cycle” estimates, based on the Steelcase standalone projections prepared by Steelcase for fiscal years 2026 through 2030, of Steelcase’s revenue, Adjusted EBITDA and unlevered free cash flow of $3,724 million, $392 million and $177 million, respectively. In connection with the analyses described in “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities, Inc.,” Steelcase approved the use by BofA Securities of cycle average estimates, based on the Steelcase standalone projections prepared by Steelcase for fiscal years 2026 through 2030, of Steelcase’s revenue, Adjusted EBITDA (excluding interest income and joint venture income) and unlevered free cash flow of $3,724 million, $373 million and $188 million.
Steelcase Projections for Standalone HNI
The following table sets forth certain summarized unaudited prospective financial information with respect to HNI on a standalone basis prepared by Steelcase’s senior management based on HNI management projections.

(in millions)	Fiscal Year(1)
	2026E	2027E	2028E	2029E	2030E
Revenue	$2,701	$2,818	$3,016	$3,156	$3,302
Adjusted EBITDA(2)	$355	$388	$410	$433	$454

(1)
HNI’s fiscal year end is the Saturday nearest December 31. The summarized unaudited prospective information was prepared based on HNI management projections and calendarized to Steelcase’s fiscal year ending on the last Friday in February of the year indicated.

(2)
Adjusted EBITDA is defined as operating income before restructuring charges, depreciation and amortization adjusted to exclude the impact of share-based compensation. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income or other measures derived in accordance with GAAP.

The following table sets forth projected amounts of HNI standalone unlevered free cash flow that Steelcase management authorized BofA Securities to use in connection with its analyses described in “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities, Inc.”:

(in millions)	Fiscal Year(1)
	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow(2)	$151(3)	$222	$238	$251	$264

(1)
HNI’s fiscal year end is the Saturday nearest December 31. The summarized unaudited prospective information was prepared based on HNI management projections and calendarized to Steelcase’s fiscal year ending on the last Friday in February of the year indicated.

(2)
Unlevered free cash flow is defined as Adjusted EBITDA less taxes, share-based compensation, change in net working capital and capital expenditures. Unlevered free cash flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

(3)	June 2025 to February 2026.
In connection with the analyses described in “The Mergers—Opinions of Steelcase’s Financial Advisors—Opinion of BofA Securities, Inc.,” Steelcase approved the use by BofA Securities of cycle average estimates, based on the HNI standalone projections prepared by Steelcase for fiscal years 2026 through 2030, of HNI’s revenue, Adjusted EBITDA and unlevered free cash flow of $2,999 million, $408 million and $232 million, respectively.
Combined Company Projections
The following table sets forth certain summarized unaudited prospective financial information, which reflects certain projected synergies, with respect to the combined company prepared by Steelcase’s senior management (together with the unlevered free cash flow projections for the combined company set forth below, the “combined company projections”).

(in millions)	Fiscal Year(1)
	2026E	2027E	2028E	2029E	2030E
Revenue	$5,961	$6,333	$6,781	$7,111	$7,428
Adjusted EBITDA(2) excl. synergies	$635	$722	$814	$892	$958
Synergies	$30	$60	$78	$96	$120
Adjusted EBITDA incl. synergies	$665	$782	$892	$988	$1,078

(1)	Fiscal year ending the last Friday in February of the year indicated (i.e., Steelcase’s fiscal year).
(2)
See footnote (2) to the first table in “—Steelcase Projections for Standalone Steelcase” and footnote (2) to the first table in “—Steelcase Projections for Standalone HNI,” above. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income or other measures derived in accordance with GAAP.

The following table sets forth projected amounts of unlevered free cash flow for the combined company that Steelcase management authorized Goldman Sachs to use in connection with its analyses described in “The Mergers—Opinions of Steelcase’s Financial Advisors— Opinion of Goldman Sachs & Co. LLC”:

(in millions)	Fiscal Year(1)
	2026E	2027E	2028E	2029E	2030E
Unlevered free cash flow(2)	$240(3)	$356	$484	$585	$650

(1)	Fiscal year ending the last Friday in February of the year indicated (i.e., Steelcase’s fiscal year).
(2)
See footnote (2) to the second table in “—Steelcase Projections for Standalone Steelcase” and footnote (2) to the second table in “—Steelcase Projections for Standalone HNI,” above. Unlevered free cash flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

(3)	June 2025 to February 2026.

In connection with the analyses described in “The Mergers—Opinions of Steelcases’s Financial Advisors—Opinion of Goldman Sachs & Co. LLC,” Steelcase approved the use by Goldman Sachs of (i) forecasted net debt (gross debt minus cash and cash equivalents, short-term investments (including investments in unconsolidated affiliates), non-controlling interest and company-owned life insurance) as of the end of fiscal years 2026 and 2027 of $1,065 million and $859 million, respectively, and projected pro forma fully diluted outstanding shares of 73.8 million as of the end of each of fiscal years 2026 and 2027, (ii) “mid-cycle” estimates, based on the combined company projections prepared by Steelcase for fiscal years 2026 through 2030, of the combined company’s revenue, Adjusted EBITDA (excluding synergies), Adjusted EBITDA (including synergies) and unlevered free cash flow of $6,814 million, $816 million, $936 million and $521 million, respectively, and (iii) assumed run rate synergies of $120 million for each of fiscal years 2026 and 2027.
The combined company projections do not reflect adjustments necessary to conform Steelcase’s accounting policies to HNI’s accounting policies. There may be differences between the accounting policies of Steelcase and HNI that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. See Note 3 in the notes to the unaudited pro forma condensed combined financial statements in “Unaudited Pro Forma Condensed Combined Financial Information.”
The synergies estimates in the combined company projections reflect quantitative and qualitative data points that were derived from the proprietary data and experience of Steelcase’s senior management and were driven in part by the expected integration of the businesses of Steelcase and HNI. The synergies are not reflected in the unaudited prospective financial information in the sections entitled “—Steelcase Projections for Standalone Steelcase” and “—Steelcase Projections for Standalone HNI,” because such unaudited prospective financial information was prepared on a standalone basis for each of Steelcase and HNI without giving effect to the mergers.
Interests of HNI’s Directors and Executive Officers in the Mergers
In considering the recommendation of the HNI board of directors to vote for the HNI common stock issuance proposal, holders of HNI common stock should be aware that the directors and executive officers of HNI may have interests in the mergers that are different from, or in addition to, the interests of holders of HNI common stock generally. The HNI board of directors was aware of these interests and considered them, among other matters, in making its recommendation that HNI shareholders vote to approve the HNI common stock issuance proposal.
These interests include (i) the continued service of all the members of the HNI board of directors, including HNI’s chief executive officer, and (ii) the continued service of all executive officers, including HNI’s chief executive officer, who will remain in their current positions following the mergers. The HNI board of directors was aware of the additional or different interests set forth herein (other than any interests that arose following HNI’s entry into the Merger Agreement) and considered such interests along with other matters in evaluating the mergers, negotiating and approving the proposed transaction and making the recommendation that HNI shareholders vote to approve the issuance of shares of HNI common stock.
Interests of Steelcase’s Directors and Executive Officers in the Mergers
Certain Steelcase directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of holders of Steelcase common stock generally. The Steelcase board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers), in adopting and approving the Merger Agreement and the transactions contemplated by the Merger Agreement (including the mergers) and in recommending to holders of Steelcase common stock that they vote to approve the Steelcase merger proposal and the Steelcase compensation proposal. Such interests are described and quantified in detail in the narrative and tables below. For more information, see the sections entitled “The Mergers—Background of the Mergers,” “The Mergers—Steelcase’s Reasons for the Mergers; Recommendation of the Steelcase Board of Directors” and “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers.”

Steelcase’s named executive officers are as follows:

Name	Position
Sara E. Armbruster	President and Chief Executive Officer
David C. Sylvester	Senior Vice President, Chief Financial Officer
Allan W. Smith, Jr.	Senior Vice President, President, Americas and Chief Product Officer
Steven D. Miller	Vice President, Chief Technology Officer
Donna K. Flynn	Vice President, Chief People Officer
Lizbeth S. O’Shaughnessy	Former Senior Vice President, Chief Administrative Officer, General Counsel, and Secretary

Lizbeth S. O’Shaughnessy, the former Senior Vice President, Chief Administrative Officer, General Counsel and Secretary, was a “named executive officer” for purposes of the Annual Proxy Statement for the fiscal year ended February 28, 2025, filed by Steelcase on May 28, 2025. Lizbeth O’Shaughnessy served as an executive officer until January 15, 2025 and retired on February 1, 2025.
In addition, the three Steelcase executive officers who are covered by this summary who are not named executive officers are:

Name	Position
Megan A. Blazina	Vice President, Chief Legal Officer & Secretary
Robert Krestakos	Vice President, Chief Operations Officer
Nicole C. McGrath	Vice President, Corporate Controller & Chief Accounting Officer

Steelcase’s current non-employee directors are Timothy C. E. Brown, Connie K. Duckworth, Sanjay Gupta, Todd P. Kelsey, Jennifer C. Niemann, Robert C. Pew III, Cathy D. Ross, Catherine C. B. Schmelter and Linda K. Williams.
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions, as well as those described in the footnotes to the tables set forth below in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers” were used:
•	the closing date is December 1, 2025, which is the assumed date of the closing of the mergers solely for purposes of the disclosure in this section;
•
the price per share of Steelcase common stock at the first effective time is $15.96 (the average closing market price of Steelcase common stock over the first five (5) business days following the first public announcement of the mergers on August 4, 2025, as required by Item 402(t) of Regulation S-K);

•	equity awards scheduled to vest in the ordinary course between the date of this joint proxy statement/prospectus and immediately prior to the assumed date of the Closing are treated as vested;
•	the mergers contemplated by the Merger Agreement will be a “change in control” for purposes of the Steelcase compensation and benefit plans described below;
•
each executive officer of Steelcase experiences a termination of employment by Steelcase without “cause” or by the executive officer for “good reason” (as such terms are defined in the relevant plans and agreements), in either case, immediately following the Closing;

•	no director or executive officer receives any additional equity grants or other awards on or prior to the Closing; and
•	the service of each non-employee member of Steelcase’s board of directors is involuntarily terminated immediately following the Closing.
As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment of Steelcase Equity and Cash Awards
Restricted Stock Unit Awards. Each Steelcase restricted stock unit award that is outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, that vests based solely on continued service, and, that is unvested as of immediately prior to the first effective time will be assumed by HNI and converted into an award that settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying such Steelcase restricted stock unit award based on an election to receive mixed consideration.
Deferred Restricted Stock Units. Each Steelcase deferred restricted stock unit award that remains outstanding immediately prior to the first effective time, all of which are held by current non-employee members of Steelcase’s board of directors, will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (i) the number of shares of Steelcase common stock subject to such Steelcase deferred restricted stock unit award immediately prior to the first effective time by (ii) the cash consideration.
Performance Unit Awards. Each Steelcase performance unit award that remains outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, will be assumed by HNI and converted into an award that vests based solely on the holder’s continued employment with HNI and settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying the Steelcase performance unit award based on an election to receive the mixed consideration (with the performance-based vesting condition that applied to the Steelcase performance unit award immediately prior to the first effective time deemed attained at 150% of target performance based on Steelcase’s actual performance).
Cash-Based Awards. Each Steelcase cash-based award which vests based on the achievement of performance-based criteria that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and the ICP (with the performance-based vesting condition that applied to such cash-based awards immediately prior to the first effective time deemed attained at 150% of target performance for cash-based awards granted in fiscal year 2024 and 140% of target performance for cash-based awards granted in fiscal years 2025 and 2026, in all cases, based on Steelcase’s actual performance, and accruing interest using the applicable interest rate for the remainder of the applicable performance period).
Treatment of Equity and Cash Awards Following the First Effective Time. Following the first effective time, the Steelcase restricted stock unit awards and Steelcase performance unit awards held by Steelcase’s employees that convert into awards with respect to HNI common stock and restricted cash in the manner described above will remain subject to the same terms and conditions as applied to the corresponding Steelcase restricted stock unit award or Steelcase performance unit award, as applicable, including all applicable service-based vesting conditions, but excluding any performance conditions. Following the first effective time, the Steelcase cash-based awards held by Steelcase’s employees that convert into HNI cash-based awards will remain subject to the same terms and conditions as applied to the corresponding Steelcase cash-based awards, including all applicable service-based vesting conditions, but excluding any performance conditions. Pursuant to the terms of the ICP, if an executive officer’s employment is terminated by HNI without “cause” or by the executive officer under circumstances which would constitute “good reason”, in each case, during the twenty-four (24) months following a change of control, all outstanding converted equity and cash awards held by such executive officer would fully vest upon such termination of employment. In general, for purposes of the converted equity and cash awards, “cause” and “good reason” have the meanings provided in the ICP.
Based on the assumptions described above in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Certain Assumptions,” (i) an estimate of the amounts that would become payable to each of Steelcase’s named executive officers in respect of their unvested equity awards is set forth below in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers” and (ii) the estimated aggregate amount that would become payable to the three executive officers who are not named executive officers with respect to their unvested equity and cash awards is $5,034,933. The non-employee members of Steelcase’s board of directors solely hold deferred restricted stock units, all of which are fully vested as of the date of this joint proxy statement/prospectus.

Potential Severance Payments Upon a Qualifying Termination Following the First Effective Time
Executive Severance Plan. Each current executive officer of Steelcase participates in the executive severance plan. Under the executive severance plan, if a participant is terminated by HNI without “cause” or resigns for “good reason” (as each term is defined in the executive severance plan) within twenty-four (24) months following the closing of the mergers, then the participant would be entitled to the following payments and benefits, subject to the terms and conditions set forth in the executive severance plan (including continued compliance with restrictive covenants and the timely execution and non-revocation of a release of claims):
•
an amount equal to the participant’s applicable severance multiple multiplied by the sum of the participant’s annual base salary and target annual bonus for the year in which the termination date occurs, payable in a lump sum;

•
a prorated target annual bonus for the year in which the termination date occurs, reduced by any amount relating to such bonus that has already been paid for the fiscal year in which the termination date occurs under the Steelcase Management Incentive Plan (the “MIP”);

•
a cash payment equal to the benefits the participant would receive under Steelcase’s Executive Supplemental Retirement Plan (the “SERP”) following retirement, prorated to the extent the participant does not qualify for normal or early retirement as of the termination date, but with an additional credit to years of service and age, based on employee level;

•
an amount equal to eighteen (18) multiplied by the monthly premium the participant would be charged to continue his or her (and his or her beneficiaries) health plan coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”); and

•	outplacement services for up to eighteen (18) months.
The applicable severance multipliers pursuant to the executive severance plan are as follows: three (3) times for Ms. Armbruster and two (2) times for all other participants. Executive severance plan participants are also subject to certain restrictive covenants as set forth in the executive severance plan, including perpetual confidentiality restrictions and 24-month post-employment non-competition and non-solicitation covenants.
Pursuant to the terms of the executive severance plan, in the event that any portion of the payments or benefits received by a participant in connection with the Closing or the participant’s termination of employment (the “total payments”) whether pursuant to the terms of the executive severance plan or any other plan, arrangement, or agreement, are subject to the excise tax imposed under Section 280G or 4999 of the Code (the “excise tax”), Steelcase will pay to such participant an additional amount (the “280G gross-up payment”) such that the net amount retained by the participant, after deduction of any excise tax on the total payments and any federal, state, and local income and employment taxes and excise tax upon the 280G gross-up payment will be equal to the total payments.
Based on the assumptions described above in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Certain Assumptions,” (i) an estimate of the severance payments and benefits that would become payable to each of Steelcase’s named executive officers is set forth in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers,” (ii) the estimated cash severance payments that would be payable to the three executive officers who are not named executive officers is $4,087,900, (iii) the estimated pro-rated annual bonus payments payable to the three executive officers who are not named executive officers is set forth in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Annual Bonus” and any additional pro-rated annual MIP bonus (as described under the executive severance plan) will be reduced by an amount relating to the MIP bonus that has already been paid for the fiscal year in which the termination date occurs, (iv) the estimated value of the SERP benefits that would be payable to the three executive officers who are not named executive officers is $1,712,718, (v) the estimated value of the COBRA continuation and outplacement services that would be payable to the three executive officers who are not named executive officers are $84,600 and $27,000, respectively, and (vi) the estimated 280G gross-up payments in respect of any excise tax that would be payable to the three executive officers who are not named executive officers is $1,867,951.
Annual Bonus
Pursuant to the MIP and the terms of the Merger Agreement, in respect of Steelcase’s fiscal year in which the closing of the mergers occurs, each named executive officer of Steelcase who is employed as of immediately prior to the first effective time will be eligible to receive a cash bonus in respect of the period from the first day of Steelcase’s fiscal year in which the first effective time occurs through the date of the first effective time, with performance deemed achieved using a 1.10 return on invested capital (ROIC) multiple and net income result of 138%, in each case in line with Steelcase’s actual levels of performance, less applicable tax withholdings and paid without interest within sixty (60) days following the Closing. Based on the assumptions described above under “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Certain Assumptions”, (i) an estimate of each named executive officer’s annual bonus for fiscal year 2026 using the actual amount for each named executive officer is set forth in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers” and (ii) the estimated aggregate amount of the annual bonuses for fiscal year 2026 for the three executive officers who are not named executive officers is $660,656.
Retirement Benefits and Nonqualified Deferred Compensation
Pursuant to the terms of the Merger Agreement, Steelcase is permitted to continue to make employer matching and non-elective contributions under Steelcase’s 401(k) plan, profit-sharing plan, and any nonqualified deferred compensation plans to all participants, including executive officers, including making such contributions on a prorated basis in connection with the Closing.
Pursuant to the Steelcase Restoration Retirement Plan (which we refer to as the “RRP”), unvested amounts credited to each executive officer’s account become fully vested in connection with the Closing and all amounts are paid in a single lump sum.
Based on the assumptions described above in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Certain Assumptions,” (i) employer matching and non-elective contributions made to each of Steelcase’s named executive officers for fiscal year 2026 and the cashout of unvested amounts expected to be made to such named executive officers under the RRP are included in the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Merger-Related Compensation for Steelcase’s Named Executive Officers,” and (ii) the estimated aggregate amount of the employer matching and non-elective contributions for fiscal year 2026 that would be payable to the three executive officers who are not named executive officers is $168,309, and the estimated aggregate amount of the cashout of unvested amounts expected to be made to such executive officers under the RRP (including the fiscal year 2026 contribution) is $778,809.
Indemnification; Directors’ and Officers’ Insurance
As further described in the section entitled “The Merger Agreement—Director, Officer and Employee Indemnification and Insurance,” the Merger Agreement provides that from and after the first effective time the surviving entity will, to the fullest extent permitted under applicable law, indemnify and hold harmless and will advance expenses incurred, to the current or former directors or officers of Steelcase arising out of or pertaining to matters occurring at or prior to the first effective time, including the transactions contemplated by the Merger Agreement. Under the Merger Agreement Steelcase, or if Steelcase is unable to, HNI will cause the surviving entity to obtain a six-year prepaid “tail” insurance policy under Steelcase’s existing directors’ and officers’ insurance policy providing no less favorable coverage to the insureds with respect to matters arising on or before the first effective time. If Steelcase or the surviving entity fails to obtain such “tail” insurance policy prior to or as of the first effective time, then the surviving entity must maintain in effect, for a period of six years after the first effective time, directors’ and officers’ liability insurance with coverage that is no less favorable to the insureds than the coverage provided under Steelcase’s existing directors’ and officers’ insurance policy with respect to matters arising on or before the first effective time, in each case, subject to an aggregate annual premium of an amount not more than 300% of the aggregate annual premium for Steelcase’s existing directors’ and officers’ insurance policy.
Continuing Directors
Timothy C. E. Brown and Linda K. Williams will each be appointed to serve on the board of directors of HNI as of the first effective time, as further described in the section entitled “The Mergers—HNI Board of Directors After the Mergers.”
Compensation Arrangements with HNI
As of the date of this joint proxy statement/prospectus, none of Steelcase’s executive officers have entered into any agreement, arrangement, or understanding with HNI or any of its affiliates regarding the terms and conditions of compensation, incentive pay or continued employment with HNI after the Closing. Although no agreements have been entered into at this time with any of Steelcase’s executive officers, prior to or following the Closing, they may enter into new agreements and/or amendments to existing employment or severance agreements with HNI or one of its affiliates regarding their employment with HNI following the Closing. Prior to or following the Closing, however, some or all of Steelcase’s executive officers may discuss or enter into definitive agreements (which will take effect at or after the Closing) with HNI regarding employment with, or the right to receive compensation and benefits from, HNI or one or more of its affiliates (including the surviving entity).
Merger-Related Compensation for Steelcase’s Named Executive Officers
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Steelcase that is based on, or otherwise relates to, the contemplated merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to the named executive officers of Steelcase. The merger-related compensation payable to these individuals is the subject of an advisory (non-binding) vote of Steelcase’s shareholders, as described in the section of this joint proxy statement/prospectus titled “Proposal 2—Steelcase Compensation Proposal.”
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger. For purposes of calculating such amounts, the assumptions described above under “The Mergers— Interests of Steelcase’s Directors and Executive Officers in the Mergers—Certain Assumptions” were used.
Golden Parachute Compensation

Name	Cash ($)(2)	Equity ($)(3)	NQ Deferred Compensation ($)(4)	Benefits ($)(5)	280G Gross-Up ($)(6)	Total ($)(6)
Sara E. Armbruster	$8,642,059	$26,486,418	$3,098,387	$337,717	$12,101,771	$50,666,352
David C. Sylvester	$3,127,189	$8,309,574	$3,414,860	$179,871	$3,092,223	$18,123,718
Allan W. Smith, Jr.	$2,977,842	$7,916,958	$2,723,351	$179,513	$3,270,888	$17,068,551
Steven D. Miller	$1,867,286	$3,423,420	$115,015	$131,154	$1,653,998	$7,190,874
Donna K. Flynn	$1,771,452	$3,417,036	$163,197	$132,861	$1,601,814	$7,086,360
Lizbeth S. O’Shaughnessy(1)	$0	$3,481,674	$0	$0	$0	$3,481,674

(1)
Lizbeth O’Shaughnessy served as an executive officer until January 15, 2025 and retired on February 1, 2025. She holds outstanding Steelcase equity awards and is no longer eligible for severance payments or benefits.

(2)	The amounts in this column represent the estimated cash payments set forth in the table below.

Name	Cash Severance ($)(a)	Pro-rated Annual Bonus ($)(b)
Sara E. Armbruster	$7,286,400	$1,355,659
David C. Sylvester	$2,577,600	$549,589
Allan W. Smith, Jr.	$2,455,200	$522,642
Steven D. Miller	$1,577,400	$289,886
Donna K. Flynn	$1,494,900	$276,552

a.
The amounts in this column represent a lump sum cash severance amount equal to two (2) times the sum of base salary and target annual bonus (except for Ms. Armbruster’s cash severance, which equals three (3) times the sum of her annual base salary and target annual bonus). These amounts are “double-trigger” and will not be paid unless the named executive officer’s employment is terminated by the surviving entity without “cause” or by the named executive officer for “good reason” (as each term is defined in the executive severance plan) in either case, within twenty-four (24) months following the Closing. In addition, the receipt of such cash payments is conditioned on the applicable named executive officer’s compliance with the terms of the executive severance plan (including the continued compliance with restrictive covenants and the timely execution and non-revocation of a release of claims).

b.
The amounts in this column represent a pro-rated annual bonus for fiscal year 2026 using the actual amount for each named executive officer, which are “single trigger” and will be paid in connection with the Closing. Any additional pro-rated annual MIP bonus (as described under the executive severance plan) will be reduced by any amount relating to the MIP bonus that has already been paid for the fiscal year in which the termination date occurs, and will be “double trigger” and will not be paid unless the named executive officer’s employment is terminated by Steelcase without “cause” or the named executive officer resigns for “good reason” (as each term is defined in the executive severance plan) within the twenty-four (24) months following the Closing.
(3)
The amounts in this column represent the value of the accelerated vesting of Steelcase restricted stock unit and performance unit awards. These estimated values are calculated using a per share price of Steelcase common stock equal to $15.96. The amounts shown above in this column are “double-trigger” and will not be payable unless the named executive officer’s employment is terminated by the employer without “cause” or by the named executive officer resigns for “good reason” (as each term is defined in the ICP) within the twenty-four (24) months following the Closing. For further details regarding the treatment of Steelcase’s equity-based awards in connection with the merger, see the section entitled “The Mergers—Interests of Steelcase’s Directors and Executive Officers in the Mergers—Treatment of Steelcase Equity-Based Awards.”

	Restricted Stock Units		Performance-Based Restricted Stock Units
Name	Number (#)	Value ($)	Number (#)	Value ($)
Sara E. Armbruster	510,700	$8,150,772	1,148,850	$18,335,646
David C. Sylvester	160,200	$2,556,792	360,450	$5,752,782
Allan W. Smith, Jr.	152,700	$2,437,092	343,350	$5,479,866
Steven D. Miller	66,000	$1,053,360	148,500	$2,370,060
Donna K. Flynn	65,900	$1,051,764	148,200	$2,365,272
Lizbeth S. O’Shaughnessy	67,100	$1,070,916	151,050	$2,410,758

(4)
The amounts in this column represent (i) a cash payment equal to the benefits the participant would receive under the SERP following retirement, prorated to the extent the participant does not qualify for normal or early retirement as of the termination date, but with additional credit to years of service and age, based on employee level and (ii) a cash payment equal to the unvested amount credited to the participant’s RRP account, which does not include the employer RRP contribution for fiscal year 2026, to avoid double counting. The amounts shown above in this column related to the SERP are “double-trigger” and will not be payable unless the named executive officer’s employment is terminated by the employer without “cause” or by the named executive officer resigns for “good reason” (as each term is defined in the executive severance plan) within the twenty-four (24) months following the Closing and the amounts related to the RRP are “single trigger” and will be paid in connection with the Closing.

Name	SERP ($)	RRP ($)
Sara E. Armbruster	$1,923,635	$1,174,752
David C. Sylvester	$2,101,830	$1,313,030
Allan W. Smith, Jr.	$1,787,804	$935,547
Steven D. Miller	$0	$115,015
Donna K. Flynn	$0	$163,197

(5)
The amounts in this column represent an estimated amount equal to the sum of (i) an amount equal to the monthly premium the participant would be charged to continue his or her (and his or her beneficiaries) health plan coverage for eighteen (18) months following the date of termination, (ii) the estimated value of outplacement services for up to eighteen (18) months, and (iii) fiscal year 2026 employer matching and non-elective contributions under Steelcase’s 401(k) plan, profit-sharing plan, and RRP. The RRP contribution will become vested and paid upon the Closing, despite not being included in the RRP column above. The amounts shown under the foregoing (i) and (ii) are “double-trigger” and will not be paid unless the named executive officer’s employment is terminated by the employer without “cause” or the named executive officer resigns for “good reason” (as each term is defined in the executive severance plan) within the twenty-four (24) months following the Closing. The amounts shown under the foregoing (iii) are “single trigger” and will be paid in connection with the Closing.

Name	COBRA ($)	Outplacement Services ($)	401(k) Plan ($)	Profit- Sharing Plan ($)	RRP ($)
Sara E. Armbruster	$21,132	$9,000	$14,000	$19,250	$274,335
David C. Sylvester	$24,840	$9,000	$12,090	$19,250	$114,691
Allan W. Smith, Jr.	$32,778	$9,000	$11,358	$19,250	$107,127
Steven D. Miller	$44,514	$9,000	$8,667	$19,250	$49,724
Donna K. Flynn	$49,032	$9,000	$8,897	$19,250	$46,681

(6)
The amounts in this column represent the estimated 280G gross-up payments in respect of any excise tax for each named executive officer with respect to the amounts shown in the table above. The amounts shown in this column are “double-trigger” and will not need to be paid unless the named executive officer’s employment is terminated by the employer without “cause” or the named executive officer resigns for “good reason” (as each term is defined in the relevant plans and agreements) within the twenty-four (24) months following the Closing.

Other Interests
Jennifer C. Niemann currently serves as President and Chief Executive Officer of Forward Space, LLC, which has business dealings with HNI. Ms. Niemann was present at the meeting at which the Steelcase board of directors decided to adopt and approve the Merger Agreement and recommended to holders of Steelcase common stock that they vote to approve the Steelcase merger proposal and the Steelcase compensation proposal, but Ms. Niemann abstained from the vote. See the section entitled “The Mergers—Background of the Mergers.”
HNI Board of Directors After the Mergers
Pursuant to the Merger Agreement, the HNI board of directors will take all necessary corporate action so that, upon the first effective time, the HNI board of directors will be increased by two members to a total of 12 members and two members of the Steelcase board of directors, Timothy C. E. Brown and Linda K. Williams, will be appointed as members of the HNI board of directors.
Timothy C. E. Brown is to be appointed as a member of the class of directors of HNI’s board of directors with terms expiring in 2027 and Linda K. Williams is to be appointed as a member of the class of directors of HNI’s board of directors with terms expiring in 2028. If the first effective time has occurred after HNI’s 2026 annual meeting of shareholders but prior to HNI’s 2027 annual meeting of shareholders, Timothy C. E. Brown is to be appointed as a member of the class of directors of HNI’s board of directors with terms expiring in 2028 and Linda K Williams is to be appointed as a member of the class of directors of HNI’s board of directors with terms expiring in 2029.
Selected biographies of Timothy C. E. Brown and Linda K. Williams:
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Timothy C. E. Brown: Mr. Brown, age 63, has been Chair Emeritus of IDEO LP, a global innovation and design firm, since March 2024 and Vice Chair of kyu, a collective of creative organizations, since 2020. He was Chief Executive Officer and President of IDEO from 2000 to 2019, and his other roles at IDEO include Chair (2023 to 2024), Co-Chair (during 2023), Chair and Co-Chief Executive Officer (2022 to 2023) and Executive Chair (2019 to 2022).

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Linda K. Williams: Ms. Williams, age 55, has been Vice President, Global Head of FP&A Finance, Google Cloud of Google LLC since January 2024. She served as Vice President, Global Head of Go-to-Market Finance, Google Cloud of Google from 2021 to 2024. Prior to joining Google, she was with Hewlett Packard Enterprise (and its predecessor companies) from 1997 to 2021, serving as Senior Vice President, HPE Products and Services Chief Financial Officer in 2021, Chief Audit Executive and Vice President of Enterprise Risk Management from 2019 to 2021, and Vice President and Chief Financial Officer, HPE Pointnext Services Division from 2015 to 2019.

Accounting Treatment
In accordance with current accounting principles generally accepted in the United States, HNI will account for the mergers using the acquisition method of accounting for business combinations. As a result, the recorded assets and liabilities of HNI will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported and the assets and liabilities of Steelcase will be adjusted to their respective estimated fair values at the closing date. In addition, all identified intangible assets will be recorded at estimated fair value and included as part of the net assets acquired. Any excess of the purchase price, consisting of the number of shares of HNI common stock to be issued to former Steelcase shareholders and holders of certain equity-based incentive awards, as applicable, at fair value, plus $7.20 per share of Steelcase common stock in cash, over the fair value of the net assets acquired, including identified intangible assets of Steelcase, on the closing date will be accounted for as goodwill. In accordance with current accounting guidance, goodwill and identified indefinite life intangible assets will not be amortized but will be evaluated for impairment annually. Identified finite life intangible assets will be amortized over their estimated lives. Further, the acquisition method of accounting will result in the operating results of Steelcase being included in the operating results of HNI beginning from the closing date.
Regulatory Matters
To complete the mergers, HNI and Steelcase need to obtain approvals or consents from, or make filings with, U.S. federal regulatory authorities. Subject to the terms of the Merger Agreement, HNI and Steelcase have agreed to cooperate with each other and use reasonable best efforts to, as promptly as reasonably practicable (and, in the case of submitting HNI’s and Steelcase’s respective filings under the HSR act, within twenty (20) Business Days of the date of the Merger Agreement), (i) obtain all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any governmental authority or other person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the mergers, (ii) prepare and make of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the mergers, (iii) take all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a proceeding by, any governmental authority or other person in connection with the consummation of the transactions contemplated by the Merger Agreement, including the mergers, (iv) defend any lawsuits or other proceedings, whether judicial or administrative, challenging the Merger Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by the Merger Agreement, including the mergers, performed or consummated by each party in accordance with the terms of the Merger Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental authority vacated or reversed, and (v) execute and deliver of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, including the mergers, and to carry out fully the purposes of the Merger Agreement.
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by holders of Steelcase common stock in the mergers are fair. Antitrust approval does not constitute an endorsement or recommendation of the mergers.
Stock Exchange Listings
HNI common stock is listed for trading on the NYSE under the symbol “HNI”. Steelcase common stock is listed on the NYSE under the symbol “SCS”. Following the merger, the Steelcase common stock currently listed on the NYSE will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the Merger Agreement, HNI will cause the shares of HNI common stock to be issued as merger consideration pursuant to the terms of the Merger Agreement to be approved for listing on the NYSE, subject to official notice of issuance. The Merger Agreement provides that neither HNI nor Steelcase will be required to complete the mergers if such shares are not authorized for listing on the NYSE, subject to official notice of issuance.
Appraisal or Dissenters’ Rights in the Mergers
Holders of Steelcase common stock are not entitled to appraisal or dissenters’ rights under the Section 762 of the MBCA in connection with the mergers.
Holders of HNI common stock are not entitled to appraisal or dissenters’ rights under Section 490.1302 of the ICBA in connection with the mergers.
Litigation Related to the Mergers
As of November 2, 2025, Steelcase and HNI have received letters from counsel representing purported shareholders of Steelcase alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. Steelcase and HNI believe such allegations are without merit.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We urge you to read the full text of the Merger Agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about HNI or Steelcase. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings HNI and Steelcase make with the SEC, as described in the section entitled “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about HNI and Steelcase contained in this joint proxy statement/prospectus or in the public filings HNI or Steelcase make with the SEC may supplement, update or modify the factual disclosures about HNI and Steelcase contained in the Merger Agreement. The Merger Agreement contains representations and warranties by HNI, on the one hand, and by Steelcase, on the other hand, made solely for the benefit of the other parties to the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by HNI and Steelcase were qualified and subject to important limitations agreed to by HNI and Steelcase in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that HNI and Steelcase each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about HNI and Steelcase at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for more information about HNI and Steelcase.
Structure of the Mergers
Steelcase’s board of directors unanimously by the directors present and voting approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers. HNI’s board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the mergers.
The Merger Agreement provides that (i) Merger Sub Inc. will be merged with and into Steelcase whereupon the separate existence of Merger Sub Inc. will cease, and Steelcase will continue as the surviving corporation of the first merger and a direct wholly owned subsidiary of HNI and (ii) immediately after the first merger, the surviving corporation will be merged with and into Merger Sub LLC, whereupon the separate existence of the surviving corporation will cease, and Merger Sub LLC will continue as the surviving entity of the second merger and a direct wholly owned subsidiary of HNI.
Merger Consideration
Conversion of Shares
The Merger Agreement provides that at the effective time of the first merger (the “first effective time”), each share of Steelcase common stock issued and outstanding immediately prior to the first effective time (other than shares of Steelcase common stock held directly by HNI, Merger Sub Inc. or Merger Sub LLC) will be converted into the right to receive, at the election of the holder of such share of Steelcase common stock (i) a specified combination of shares of HNI common stock and cash (the mixed consideration), (ii) an amount of cash (the cash consideration) or (iii) a number of shares of HNI common stock (the stock consideration), in each case without interest (and subject to any required tax withholding) and as further described below and, in each of cases (ii) and (iii) subject, pursuant to the Merger Agreement, to automatic adjustment, as applicable, to ensure that the total amount of cash paid and the total number of shares of HNI common stock issued in the mergers is the same as what would be paid and issued in the aggregate if all holders of Steelcase common stock entitled to the merger consideration were to receive the mixed consideration at the first effective time.
Accordingly, the total number of shares of HNI common stock to be issued and the total amount of cash to be paid by HNI as part of the merger consideration will not change from what was agreed to in the Merger Agreement (other than in the case of any adjustment described below in “The Merger Agreement—Merger Consideration—Adjustments”). However, since the market price of HNI common stock will fluctuate, the total value of the mixed consideration and the value of the stock consideration may increase or decrease between the date of the Merger Agreement and the first effective time. Accordingly, the value of the actual per share consideration to be paid to Steelcase shareholders cannot be determined until the first effective time. No fractional shares of HNI common stock will be issued in the mergers, and Steelcase shareholders will receive cash in lieu of any fractional shares of HNI common stock, as described below in the section entitled “The Merger Agreement—Fractional Shares.”
Mixed Consideration
The Merger Agreement provides that each share of Steelcase common stock with respect to which a Steelcase shareholder makes an election to receive the mixed consideration (each, a “mixed election share”), and each share for which a Steelcase shareholder fails to make any election with respect to such shareholder’s shares of Steelcase common stock, will be converted into the right to receive the mixed consideration, equal to (a) 0.2192 shares of HNI common stock and (b) $7.20 in cash.
Cash Consideration
The Merger Agreement provides that each share of Steelcase common stock with respect to which a Steelcase shareholder makes an election to receive the cash consideration (each, a “cash election share”) will be converted into the right to receive an amount of cash (rounded to two decimal places) (the “cash consideration”), equal to the sum of (a) $7.20 and (b) the product obtained by multiplying 0.2192 by the HNI common stock reference price, provided that if:
•	the product of (i) the number of cash election shares and (ii) the cash consideration (the “cash election amount”) exceeds
•
the difference between (i) the product of (a) $7.20 and (b) the total number of shares of Steelcase common stock (other than shares held by HNI, Merger Sub Inc. or Merger Sub LLC) issued and outstanding immediately prior to the first effective time minus (ii) the product of (a) the number equal to the sum of the number of shares for which a mixed election has been made (the “mixed election shares”) and the number of shares for which no election has been made (“no election shares”) and (b) $7.20 (such difference, the “available cash election amount”), then each cash election share will be converted into the right to receive:
•
an amount of cash, equal to the product (rounded to two decimal places) of (i) the cash consideration and (ii) a fraction, the numerator of which will be the available cash election amount and the denominator of which will be the cash election amount (the “cash fraction”) and

•	a number of shares of HNI common stock equal to the product of:
○	the sum of (i) 0.2192 of a share of HNI common stock, plus (ii) the quotient (rounded to four decimal places) of $7.20 divided by the HNI common stock reference price, multiplied by
○	one minus the cash fraction.
Stock Consideration
The Merger Agreement provides that each share of Steelcase common stock with respect to which a Steelcase shareholder makes a valid election to receive stock (a “stock election share”) will convert into a number of shares of HNI common stock equal to (i) 0.2192 plus (ii) the quotient (rounded to four decimal places) of $7.20 divided by the HNI common stock reference price (the sum of (i) and (ii), the “exchange ratio”); provided, however, if the available cash election amount exceeds the cash election amount, then each stock election share will be converted into the right to receive:
•	an amount of cash, without interest, equal to the amount (rounded to two decimal places) of such excess divided by the number of stock election shares (such fraction, the “excess cash amount”) and
•
a number of shares of HNI common stock equal to the product (rounded to four decimal places) of (x) the exchange ratio and (y) a fraction, the numerator of which will be the cash consideration minus the excess cash amount and the denominator of which will be the cash consideration (such fraction, the “stock fraction”).

Adjustments
If, at any time during the period between the date of the Merger Agreement and the first effective time, any change in the number or type of outstanding shares of HNI common stock or Steelcase common stock occurs as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (excluding any change that results from the exercise or settlement of compensatory equity awards of HNI or Steelcase or the grant of equity-based compensation by HNI or Steelcase), the merger consideration (and components thereof) and any other similarly dependent items, as the case may be, will be appropriately adjusted to provide the same economic effect as contemplated by the Merger Agreement prior to such event.
Allocation of Merger Consideration and Illustrative Elections and Calculations
The aggregate amount of cash and the aggregate number of shares of HNI common stock to be paid and issued, respectively, to Steelcase shareholders pursuant to the mergers are fixed (other than in the case of any adjustment described above in “—Merger Consideration—Adjustments”). If the elections of all of the Steelcase shareholders result in an oversubscription or undersubscription of the available cash election amount (including as a result of changes in the trading price of HNI common stock and the corresponding impact on the HNI common stock reference price), the aggregate amount of cash or HNI common stock, as applicable, will not be automatically adjusted. Rather, the Exchange Agent will allocate between cash and shares of HNI common stock in the manner described above under “The Merger Agreement—Merger Consideration—Cash Consideration” and “The Merger Agreement—Merger Consideration—Stock Consideration” and as illustrated below to ensure that the total amount of cash paid and the total number of shares of HNI common stock issued by HNI in the mergers is the same as what would be paid and issued if all holders of Steelcase common stock entitled to the merger consideration were to receive the mixed consideration at the first effective time. Accordingly, there is no assurance that a Steelcase shareholder that has made a valid election to receive the cash consideration or the stock consideration will receive the form or combination of consideration elected with respect to the shares of Steelcase common stock held by such shareholder. See “Risk Factors—Risks Related to the Mergers—Steelcase shareholders may receive a form or combination of consideration different from what they elect.”
Set forth below are illustrations of both an oversubscription of cash and an undersubscription of cash and, in each case, the resulting automatic adjustment of the merger consideration payable to those Steelcase shareholders electing to receive the cash consideration or the stock consideration, as applicable.

General Assumptions for All Illustrations

Number of shares of Steelcase common stock (other than shares held by HNI, Merger Sub Inc. or Merger Sub LLC) issued and outstanding immediately prior to first effective time(1)	114,741,570
Number of no election shares	0
Cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made	$7.20
Number of shares of HNI common stock to be issued in respect of each share of Steelcase common stock for which a mixed election has been made	0.2192
Exchange ratio(2)	0.3614
HNI common stock reference price(3)	$50.62

(1)
Assumed for purposes of the illustrations herein to be the number of shares of Steelcase common stock outstanding as of September 23, 2025, as disclosed in Steelcase’s Quarterly Report on Form 10-Q for the quarterly period ended August 29, 2025.

(2)
Determined by adding the number of shares of HNI common stock to be issued in respect of each share of Steelcase common stock for which a mixed election has been made (0.2192) and the quotient (rounded to four decimal places) of (x) the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20) divided by (y) the assumed HNI common stock reference price ($50.62).

(3)
Assumed for purposes of the illustrations herein to be $50.62, which is the closing price of HNI common stock reported on the NYSE on August 1, 2025, the last full trading day before the public announcement of the Merger Agreement.

Illustration 1: Oversubscription of Cash Consideration/Undersubscription of Stock Consideration
Illustration 1: Additional Assumptions

Number of cash election shares	60,000,000
Number of mixed election shares	30,741,570
Number of stock election shares	24,000,000

Illustration 1: Determination of Cash Election Amount and Available Cash Election Amount
Cash Election Amount

Number of cash election shares	60,000,000
Cash consideration(1)	$18.30
Cash election amount(2)	$1,098,000,000

(1)
Determined as the amount of cash (rounded to two decimal places) equal to the sum of the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20) and the product of (x) the number of shares of HNI common stock to be issued in respect of each share of Steelcase common stock for which a mixed election has been made (0.2192) multiplied by (y) the assumed HNI common stock reference price ($50.62).

(2)	Determined by multiplying the number of cash election shares (60,000,000) by the cash consideration ($18.30).
Available Cash Election Amount

Number of shares of Steelcase common stock (other than shares held by HNI, Merger Sub Inc. or Merger Sub LLC) issued and outstanding immediately prior to first effective time(1)	114,741,570
Cash amount to be paid in respect of each share of Steelcase common stock for which a mixed consideration has been made	$7.20
Number of mixed election shares	30,741,570
Available cash election amount(2)	$604,800,000

(1)
Assumed for purposes of the illustrations herein to be the number of shares of Steelcase common stock outstanding as of September 23, 2025, as disclosed in Steelcase’s Quarterly Report on Form 10-Q for the quarterly period ended August 29, 2025.

(2)
Determined as the difference between (i) the product of (x) the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20) and (y) the total number of shares of Steelcase common stock (other than shares held by HNI, Merger Sub Inc. or Merger Sub LLC) issued and outstanding immediately prior to the first effective time (114,741,570) minus (ii) the product of (x) the number of mixed election shares (30,741,570) and (y) the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20).

In this Illustration 1, given that the cash election amount exceeds the available cash election amount, the merger consideration to be paid with respect to mixed election shares, cash election shares and stock election shares would be as follows:
•	The merger consideration with respect to each mixed election share would consist of $7.20 in cash and 0.2192 shares of HNI common stock.
•
The merger consideration with respect to each cash election share would consist of $10.08 in cash and 0.1623 shares of HNI common stock, determined as shown below under the heading “Illustration 1: Automatic Adjustment to Merger Consideration for Cash Election Shares.”

•	The merger consideration with respect to each stock election share would consist of 0.3614 shares of HNI common stock.
Illustration 1: Automatic Adjustment to Merger Consideration for Cash Election Shares
Cash Portion of Consideration

Cash consideration(1)	$18.30
Cash fraction(2)	0.5508
Cash portion of consideration(3)	$10.08

(1)
Determined as the amount of cash (rounded to two decimal places) equal to the sum of the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20) and the product of (x) the number of shares of HNI common stock to be issued in respect of each share of Steelcase common stock for which a mixed election has been made (0.2192) multiplied by (y) the assumed HNI common stock reference price ($50.62).

(2)	Determined as the available cash election amount ($604,800,000) divided by the cash election amount ($1,098,000,000).
(3)	Determined as the product (rounded to two decimal places) of the cash consideration ($18.30) and the cash fraction (0.5508).
Stock Portion of Consideration

Exchange ratio	0.3614
One minus the cash fraction	0.4492
Stock portion of consideration(1)	0.1623

(1)	Determined as the product of (x) the exchange ratio (0.3614) and (y) one minus the cash fraction (0.4492).
Illustration 2: Undersubscription of Cash Consideration/Oversubscription of Stock Consideration
Illustration 2: Additional Assumptions

Number of cash election shares	24,000,000
Number of mixed election shares	30,741,570
Number of stock election shares	60,000,000

Illustration 2: Determination of Cash Election Amount and Available Cash Election Amount
Cash Election Amount

Number of cash election shares	24,000,000
Cash consideration(1)	$18.30
Cash election amount(2)	$439,200,000

(1)
Determined as the amount of cash (rounded to two decimal places) equal to the sum of the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20) and the product of (x) the number of shares of HNI common stock to be issued in respect of each share of Steelcase common stock for which a mixed election has been made (0.2192) multiplied by (y) the assumed HNI common stock reference price ($50.62).

(2)	Determined by multiplying the number of cash election shares (24,000,000) by the cash consideration ($18.30).

Available Cash Election Amount

Number of shares of Steelcase common stock (other than shares held by HNI, Merger Sub Inc. or Merger Sub LLC) issued and outstanding immediately prior to first effective time(1)	114,741,570
Cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made	$7.20
Number of mixed election shares	30,741,570
Available cash election amount(2)	$604,800,000

(1)
Assumed for purposes of the illustrations herein to be the number of shares of Steelcase common stock outstanding as of September 23, 2025, as disclosed in Steelcase’s Quarterly Report on Form 10-Q for the quarterly period ended August 29, 2025.

(2)
Determined as the difference between (i) the product of (x) the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20) and (y) the total number of shares of Steelcase common stock (other than shares held by HNI, Merger Sub Inc. or Merger Sub LLC) issued and outstanding immediately prior to the first effective time (114,741,570) minus (ii) the product of (x) the number of mixed election shares (30,741,570) and (y) the cash amount to be paid in respect of each share of Steelcase common stock for which a mixed election has been made ($7.20).

In this Illustration 2, given that the available cash election amount exceeds the cash election amount, the merger consideration to be paid with respect to mixed election shares, cash election shares and stock election shares would be determined as follows:
•	The merger consideration with respect to each mixed election share would consist of $7.20 in cash and 0.2192 shares of HNI common stock.
•	The merger consideration with respect to each cash election share would consist of $18.30 in cash.
•
The merger consideration with respect to each stock election share would consist of $2.76 in cash and 0.3069 shares of HNI common stock, determined as shown below under the heading “Illustration 2: Determination of Automatic Adjustment to Merger Consideration for Stock Election Shares.”

Illustration 2: Determination of Automatic Adjustment to Merger Consideration for Stock Election Shares
Cash Portion of Consideration

Cash election amount	$439,200,000
Available cash election amount	$604,800,000
Cash portion of consideration(1)	$2.76

(1)
Represents the amount of cash (rounded to two decimal places) determined by calculating the amount by which the available cash election amount ($604,800,000) exceeds the cash election amount ($439,200,000) and dividing such excess by the number of stock election shares (60,000,000).

Stock Portion of Consideration

Exchange ratio	0.3614
Stock fraction(1)	0.8492
Stock portion of consideration(2)	0.3069

(1)
Represents (i) the cash consideration ($18.30) minus the excess cash amount ($2.76) divided by (ii) the cash consideration ($18.30), where the excess cash amount is equal to (x) the amount by which the available cash election amount ($604,800,000) exceeds the cash election amount ($439,200,000) divided by (y) the number of stock election shares (60,000,000).

(2)	Determined as the product (rounded to four decimal places) of (x) the exchange ratio (0.3614) and (y) the stock fraction (0.8492).
Fractional Shares
No certiﬁcate or scrip representing fractional shares of HNI common stock will be issued upon the cancellation and conversion of Steelcase common stock, and such fractional share interests will not entitle the owner to any HNI common stock or to vote or to any other rights of a holder of HNI common stock. As promptly as practicable following the first eﬀective time, the Exchange Agent will determine the excess of (i) the number of full shares of HNI common stock delivered to the Exchange Agent by HNI for issuance to holders of Steelcase common stock over (ii) the aggregate number of full shares of HNI common stock to be distributed to holders of Steelcase common stock (such excess being herein referred to as the “excess shares”).
As soon as practicable after the first eﬀective time, the Exchange Agent will sell the excess shares at then prevailing prices on the NYSE.
The Exchange Agent will determine the portion of such net proceeds to which each holder of Steelcase common stock is entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Steelcase common stock is entitled (after taking into account all shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Steelcase common stock are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Steelcase common stock with respect to any fractional share interests, the Exchange Agent will promptly pay such amounts to such holders.
Governing Documents
At the effective time of the first merger (the “first effective time”), (i) the articles of incorporation of Steelcase, as in eﬀect immediately prior to the first eﬀective time, will be the articles of incorporation of the surviving corporation without any amendments or modiﬁcations, and (ii) the by-laws of Steelcase, as in eﬀect immediately prior to the first eﬀective time, will be the by-laws of the surviving corporation without any amendments or modiﬁcations thereto, each until the second effective time. At the effective time of the second merger, the articles of organization and operating agreement of Merger Sub LLC will be the articles of organization and operating agreement of the surviving entity.
Treatment of Steelcase Equity and Cash Awards
Restricted Stock Unit Awards. Each Steelcase restricted stock unit award that is outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, that vests based solely on continued service, and that is unvested as of immediately prior to the first effective time will be assumed by HNI and converted into an award that settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying such Steelcase restricted stock unit award based on an election to receive mixed consideration.
Deferred Restricted Stock Units. Each Steelcase deferred restricted stock unit award that remains outstanding immediately prior to the first effective time, all of which are held by current non-employee members of Steelcase’s board of directors, will be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding taxes) equal to the product obtained by multiplying (i) the number of shares of Steelcase common stock subject to such Steelcase deferred restricted stock unit award immediately prior to the first effective time by (ii) the cash consideration.
Performance Unit Awards. Each Steelcase performance unit award that remains outstanding immediately prior to the first effective time, including those held by Steelcase’s executive officers, will be assumed by HNI and converted into an award that vests based solely on the holder’s continued employment with HNI and settles in an amount in cash (that accrues interest using the applicable interest rate) and a number of shares of HNI common stock (rounded to the nearest whole share) that the holder would have received if the holder had converted all of the Steelcase common stock underlying the Steelcase performance unit award based on an election to receive the mixed consideration (with the performance-based vesting condition that applied to the Steelcase performance unit award immediately prior to the first effective time deemed attained at 150% of target performance based on Steelcase’s actual performance).
Cash-Based Awards. Each Steelcase cash-based award which vests based on the achievement of performance-based criteria that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and the ICP (with the performance-based vesting condition that applied to such cash-based awards immediately prior to the first effective time deemed attained at 150% of target performance for cash-based awards granted in fiscal year 2024 and 140% of target performance for cash-based awards granted in fiscal years 2025 and 2026, in all cases, based on Steelcase’s actual performance, and accruing interest using the applicable interest rate for the remainder of the applicable performance period).
Cash Bonus Opportunity Awards. Each Steelcase cash bonus opportunity award which vests solely based on continued service that remains outstanding immediately prior to the first effective time will be treated in accordance with the applicable award agreement and the ICP.
Treatment of Equity and Cash Awards Following the First Effective Time. Following the first effective time, the Steelcase restricted stock unit awards and Steelcase performance unit awards held by Steelcase’s employees that convert into awards with respect to HNI common stock and restricted cash in the manner described above will remain subject to the same terms and conditions as applied to the corresponding Steelcase restricted stock unit award or Steelcase performance unit award, as applicable, including all applicable service-based vesting conditions, but excluding any performance conditions. Following the first effective time, the Steelcase cash-based awards held by Steelcase’s employees that convert into HNI cash-based awards will remain subject to the same terms and conditions as applied to the corresponding Steelcase cash-based awards, including all applicable service-based vesting conditions, but excluding any performance conditions.
Closing and Effective Time
Subject to the terms and conditions of the Merger Agreement, the closing of the mergers will take place at 7:00 a.m., Chicago, Illinois time, on a date to be specified by the parties, but on a date no later than the third Business Day after the satisfaction or waiver of the conditions in the Merger Agreement (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions).
Merger Consideration Election; Conversion of Shares; Exchange of Steelcase Stock Certificates
Election
At least 20 Business Days prior to the anticipated closing date, an election form (“Election Form”) will be mailed to all record holders of Steelcase common stock as of October 30, 2025. The Election Form will allow each Steelcase shareholder to specify (x) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes a mixed election; (y) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes a cash election; and (z) the number of shares of such holder’s Steelcase common stock with respect to which such holder makes a stock election.
To make a valid election, a Steelcase shareholder must submit a properly completed and signed Election Form, accompanied by any additional documents required by the procedures set forth in the Election Form, so that it is actually received by the Exchange Agent at its designated office at or prior to the election deadline. If the election deadline is delayed, HNI and Steelcase will promptly announce any such delay and, when determined, the rescheduled election deadline.
Any shares of Steelcase common stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form by the election deadline will be deemed “no election shares,” and the holders of such no election shares will be deemed to have made a mixed election with respect to such no election shares. As a general matter, Steelcase shareholders who do not make an election with respect to any of their shares of Steelcase common stock will be deemed to have elected to receive mixed consideration with respect to those shares. Neither HNI nor Steelcase is making any recommendation as to whether Steelcase shareholders should elect the mixed consideration, the stock consideration or the cash consideration. Each Steelcase shareholder must make his or her own decision with respect to such election.
Any Election Form may be revoked with respect to all or a portion of shares of Steelcase common stock by a Steelcase shareholder submitting an Election Form prior to the election deadline. If a cash election or stock election is so revoked, the shares of Steelcase common stock represented by the revoked Election Form will be treated as shares electing mixed consideration unless the shareholder properly makes a subsequent election. The Exchange Agent will generally have discretion to determine whether any election or revocation has been properly or timely made.
Letters of Transmittal
As promptly as practicable after the first effective time, but in no event later than the fifth Business Day after such time, HNI’s Exchange Agent will mail a letter of transmittal and related instructions to each holder of record of a certificate that immediately prior to the first effective time represented outstanding shares of Steelcase common stock and who has not previously submitted its Election Form.
After the first effective time and the completion of the allocation procedure, upon surrender (including upon any surrender which is effective upon the first effective time) of a certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate will be entitled to receive, and HNI will use its reasonable best efforts to cause, the Exchange Agent to pay and deliver the merger consideration that such holder has the right to receive for each share of Steelcase common stock formerly represented by such certificate, including, if applicable, any cash in lieu of fractional shares of HNI common stock payable and any dividends or other distributions payable, and the certificate (or affidavit of loss in lieu thereof) will be canceled.
No holder of book-entry shares will be required to deliver a certificate or letter of transmittal or surrender such book-entry shares to the Exchange Agent. In lieu thereof, each book-entry share will automatically on the completion of the first effective time be entitled to receive, including pursuant to an effective election, and HNI will use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the merger consideration, including any cash in lieu of fractional shares of HNI common stock payable and any dividends or other distributions payable. No interest will be paid or accrued for the benefit of holders of the certificates or book-entry shares on the cash or other merger consideration payable under the Merger Agreement.
If any certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by HNI or the Exchange Agent, the posting by such person of a bond, in such reasonable amount as HNI may direct, as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate the merger consideration to which the holder thereof is entitled.
After the first effective time, there will be no registration of transfers on the stock transfer books of Steelcase of shares of Steelcase common stock that were outstanding immediately prior to the first effective time. If, after the first effective time, certificates or book-entry shares are presented to the surviving entity, HNI or the Exchange Agent, they will be canceled and exchanged for the applicable merger consideration for each share of Steelcase common stock formerly represented by such certificates or book-entry shares.
Any portion of the shares of HNI common stock and cash amounts provided to the Exchange Agent, together with any dividends or other distributions which remain undistributed to the holders of the certificates or book-entry shares for one year after the first effective time will be delivered to HNI or its designee, and any such holders prior to the mergers may only look to HNI as general creditor thereof for payment of their claims for merger consideration and any dividends or distributions with respect to HNI common stock.
None of HNI, Merger Sub Inc., Merger Sub LLC, Steelcase, the surviving corporation, the surviving entity or the Exchange Agent will be liable to any person in respect of any shares of HNI common stock (or dividends or distributions with respect thereto) or cash held in the exchange fund delivered to a governmental authority pursuant to any applicable abandoned property, escheat or similar law. If any certificate has not been surrendered or book-entry share has not been paid, immediately prior to the date on which any merger consideration in respect of such certificate or book-entry share would otherwise escheat to or become the property of any governmental authority, any such merger consideration in respect of such certificate or book-entry share will, to the extent permitted by applicable law, become the property of HNI free and clear of all claims or interest of any person previously entitled thereto.
Withholding
Each of HNI, Merger Sub Inc., Merger Sub LLC, Steelcase, the surviving corporation, the surviving entity, the Exchange Agent and any other third-party paying agent is entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to the Merger Agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law. To the extent that amounts are so deducted or withheld and paid over to the relevant governmental authority, the deducted or withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Dividends and Distributions
There will be paid to holders of HNI common stock issued in exchange for certificates or book-entry shares, without interest, (i) at the time of delivery of the HNI common stock by the Exchange Agent the amount of dividends or other distributions, if any, with a record date after the first effective time paid with respect to such shares of HNI common stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the first effective time but prior to such delivery of such HNI common stock by the Exchange Agent, and a payment date subsequent to the delivery of HNI common stock by the Exchange Agent payable with respect to such shares of HNI common stock.
Representations and Warranties
The Merger Agreement contains representations and warranties made by Steelcase relating to a number of matters, including the following:
•	organization and qualification;
•	capitalization and subsidiaries;
•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the mergers;
•	vote required;
•	no conflicts, required filings and consents;
•	SEC documents and financial statements;
•	the absence of certain changes or events;
•	no undisclosed liabilities;
•	litigation;
•	permits and compliance with laws;
•	information supplied;
•	employee benefit plans and labor;
•	taxes;
•	certain material contracts;
•	intellectual property;
•	information technology and data protection;
•	real and personal property;
•	environmental matters;
•	the foreign corrupt practices act and anti-corruption laws;
•	sanctions;
•	insurance matters;
•	takeover laws;
•	brokers;
•	the opinions of financial advisors; and
•	related party transactions.

The Merger Agreement contains representations and warranties made by HNI, Merger Sub Inc. and Merger Sub LLC relating to a number of matters, including the following:
•	organization and qualification;
•	capitalization and subsidiaries;
•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the mergers;
•	vote required;
•	no conflicts, required filings and consents;
•	SEC documents and financial statements;
•	the absence of certain changes or events;
•	no undisclosed liabilities;
•	litigation;
•	compliance with laws;
•	information supplied;
•	employee benefit plans;
•	taxes;
•	certain material contracts;
•	brokers;
•	share ownership;
•	financing; and
•	the opinion of a financial advisor.
Certain representations and warranties of HNI and Steelcase are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” means, with respect to any person, any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such person and its subsidiaries, taken as a whole, provided that none of the following (or the results thereof) will constitute or be taken into account in determining whether a “material adverse effect” has occurred:
•
changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars; (other than to the extent of a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to the other participants in the industries in which such person and its subsidiaries operate);

•	general changes or developments in any of the industries or markets in which such person or any of its subsidiaries operate;
•
(a) adoption, implementation, repeal, modification or amendment of any applicable laws or (b) changes in GAAP, or in the case of each of the foregoing (a) and (b), any change in interpretations or enforcement thereof (other than to the extent of a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to the other participants in the industries in which such person and its subsidiaries operate);

•
any change in the price or trading volume of such person’s securities or other financial instruments or change in such person’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “material adverse effect” may constitute or be taken into account in determining whether a “material adverse effect” has occurred);

•
any failure by such person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of such person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “material adverse effect” may constitute or be taken into account in determining whether a “material adverse effect” has occurred);

•
acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism (to the extent not specifically targeting such person), or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks of illness or disease or public health events or any other acts of God (other than to the extent of a disproportionate impact on such person and its subsidiaries, taken as a whole, relative to the other participants in the industries in which such person and its subsidiaries operate);

•
any action taken or (to the extent the relevant action is expressly permitted by the terms of the Merger Agreement) not taken at the express written request of Steelcase (in the case of HNI) or HNI (in the case of Steelcase) after the date of the Merger Agreement; or

•
the identity of Steelcase (in the case of HNI) or HNI (in the case of Steelcase) and, other than with respect to a representation or warranty contained in the Merger Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the mergers or the performance of obligations under the Merger Agreement, the execution of the Merger Agreement, the public announcement, pendency or consummation of the mergers or the other transactions contemplated by the Merger Agreement (including, to the extent resulting from the foregoing, any effect on any of such person’s or any of its subsidiaries’ relationships with their respective customers, suppliers or employees).

The representations and warranties in the Merger Agreement do not survive the first effective time.
Covenants and Agreements
Conduct of Businesses by Steelcase Prior to the First Effective Time
In general, Steelcase has agreed that prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as may be required by law, as may be agreed in writing by HNI (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly required by the Merger Agreement, it will, and will cause its subsidiaries to:
•	use commercially reasonable efforts to conduct the business of Steelcase and its subsidiaries in the ordinary course of business; and
•
to the extent consistent with the prior bullet, use commercially reasonable efforts to preserve their assets and business organization, keep available the services of their present key employees and maintain their existing relationships with material customers, suppliers, distributors, governmental authorities and business partners.

In addition, Steelcase has agreed, that, prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as may be required by law, as may be agreed in writing by HNI (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly required by the Merger Agreement, it will not, and will cause its subsidiaries not to, directly or indirectly:
•
amend its articles of incorporation, by-laws or such equivalent organizational or governing documents of any of its subsidiaries (except for amendments to such documents of subsidiaries that are not “significant subsidiaries” that would not be adverse to HNI, Merger Sub Inc. or Merger Sub LLC or that would not, and would not be reasonably expected to have the effect of delaying or preventing the consummation of the mergers or the other transactions contemplated by the Merger Agreement);

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(1) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of, or (2) issue, sell, pledge, dispose of, encumber, grant or authorize, in each case, any of their capital stock or other equity or voting securities or other equity interests or any options, warrants, convertible securities or other rights to acquire any shares of their capital stock or other equity or voting securities or other equity interests (including, in the case of the foregoing (2), equity-based compensation), with certain exceptions;
•
declare, set aside, authorize, make or pay any dividend or other distribution with respect to their capital stock or other equity interests, other than (i) regular quarterly cash dividends paid by Steelcase to its shareholders in a manner consistent with past practice (subject to certain requirements) and (ii) certain intercompany dividends paid by Steelcase’s subsidiaries to Steelcase or its wholly owned subsidiaries;

•	except to the extent required under any Steelcase benefit plan:
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(i) establish, adopt, enter into, amend, terminate, change any prior interpretation of, or take any action to accelerate rights under, any Steelcase benefit plan or plan, program, policy, practice, agreement or arrangement that would be a Steelcase benefit plan if it had been in effect on the date of the Merger Agreement;

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(ii) grant or pay, or commit to grant or pay, any material bonus, incentive, retention, transaction or profit-sharing award or payment to any current or former employee, officer, individual independent contractor or member of the Steelcase board of directors;

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(iii) materially increase, or commit to materially increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee, officer, individual independent contractor or member of the Steelcase board of directors;

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(iv) take any action (other than actions contemplated by the Merger Agreement) to accelerate any material payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former employee, officer, individual independent contractor or member of the Steelcase board of directors;

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(v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former employee, officer, individual independent contractor or member of the Steelcase board of directors (including, for the avoidance of doubt, adding any new eligible employees to Steelcase’s Executive Severance Plan); or

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(vi) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Steelcase benefit plan, make any voluntary contributions to a Steelcase benefit plan that are outside the ordinary course of business or materially change the manner in which contributions to such Steelcase benefit plans are made or the basis on which such contributions are determined;

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hire, engage, promote or terminate (other than for cause) any employee of Steelcase with annual base compensation in excess of $300,000 or any person who is or would be an employee of Steelcase with annual base compensation in excess of $300,000;

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(i) modify, extend, or enter into any labor agreement, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of Steelcase or its subsidiaries as the bargaining representative for any employees of Steelcase or its subsidiaries;

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acquire (by any method) any corporation, partnership, limited liability company, joint venture, other business organization, or the business or assets of any third party constituting a business or any portion thereof for consideration over $5 million individually or $20 million in the aggregate;

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sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur a lien on or otherwise transfer or encumber any of their assets, business, properties or rights (in each case, other than intellectual property), having a fair market value in excess of $500,000 individually or $5 million in the aggregate, except for sales of inventory in the ordinary course of business, transfers solely among Steelcase and its direct or indirect wholly owned subsidiaries, dispositions of obsolete tangible assets or expired inventory, with respect to immaterial leases, licenses, or other similar grants of real property, any immaterial grant, amendment, extension, modification or renewal in the ordinary course of business or certain permitted liens;
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(i) except as between or among Steelcase or one or more direct or indirect wholly owned subsidiaries of Steelcase, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Steelcase or any of its subsidiaries, (ii) incur or assume any other form of indebtedness, or (iii) make or forgive any loans, advances or capital contributions to, or investments in, any other person other than a wholly owned subsidiary of Steelcase (except making loans and advances to any employee of Steelcase or any of its subsidiaries in the ordinary course of business for an amount that is less than $100,000 in the aggregate (excluding, for purposes of such amount, any travel and similar advances to employees in the ordinary course of business) or trade credit and similar loans and advances made to customers, dealers and suppliers in the ordinary course of business);

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except in the ordinary course of business, subject to certain exceptions, (i) terminate, assign materially amend, supplement or modify, or waive any material rights under any material contact or material lease, subject to certain exceptions or (ii) enter into any lease or any contract that would be a material contract or material lease;

•	make any change to its methods of financial accounting, except as required by GAAP or Regulation S-X of the Exchange Act;
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with certain exceptions, release, compromise, assign, settle or agree to settle any legal, administrative or similar proceedings, other than settlements solely involving monetary obligations of Steelcase or its subsidiaries for an amount not greater than $1 million individually or $5 million in the aggregate;

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sell, lease, transfer, assign, license, incur any lien other than certain permitted liens, abandon or permit to lapse, any material Steelcase owned intellectual property, other than non-exclusive licenses of Steelcase owned intellectual property entered into in the ordinary course of business;

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(i) make, change or revoke any material tax election; (ii) change any accounting period or change any material aspect of a method of tax accounting; (iii) file or make any amendment to a material tax return; (iv) settle, concede, abandon or compromise any audit or proceeding with respect to a material amount of taxes; (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes (other than in the ordinary course of its business, or in the course of an audit, in each case, for no more than six months); (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) with respect to a material amount of taxes or request any tax ruling with respect to a material amount of taxes or a material tax issue; or (vii) surrender any right to claim a material tax refund;

•	except in accordance with Steelcase’s anticipated capital expenditures, make any new capital expenditures, or commit to do so, other than capital expenditures not exceeding a certain agreed amount;
•	merge or consolidate with any person or entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization;
•	effectuate or announce any plant closing, employee layoff, employee furlough, reduction in force, reduction in compensation or other employment action that would implicate the WARN Act;
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waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former executive officers or employees with the title of vice president or above;

•	enter into any new contract required to be disclosed under Item 404 of Regulation S-K of the SEC, substituting “$10,000” for “$120,000” in such Item 404 of Regulation S-K of the SEC; or
•	enter into any contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Conduct of Businesses by HNI Prior to the First Effective Time
HNI has agreed that, prior to the first effective time (or earlier termination of the Merger Agreement in accordance with its terms), except as may be required by law, as may be agreed in writing by Steelcase (which consent will not be unreasonably withheld, delayed or conditioned), or as may be expressly required by the Merger Agreement, it will use commercially reasonable efforts to conduct its business in the ordinary course and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization, keep available the services of their present key employees and maintain its existing relationships with material customers, suppliers, distributors, governmental authorities and business partners, and that it will not, directly or indirectly:
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amend its articles of incorporation and bylaws, and the certificate of incorporation or formation, bylaws and/or operating agreement and similar governing documents of Merger Sub Inc. and Merger Sub LLC in a manner that would be materially or disproportionately (relative to other holders of HNI common stock) adverse to Steelcase’s shareholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the mergers or the other transactions contemplated by the Merger Agreement;

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(1) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of, or (2) issue, sell, grant or authorize the issuance, sale or grant of HNI common stock or other equity or voting securities of HNI (including, in the case of the foregoing (2), equity-based compensation), with certain exceptions;

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declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to HNI’s or other equity interests, other than regular quarterly cash dividends paid by HNI to its shareholders in a manner consistent with past practice (subject to certain requirements);

•
merge or consolidate HNI, Merger Sub Inc. or Merger Sub LLC with any person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization with respect to HNI;

•	make any change to its methods of financial accounting, except as required by GAAP or Regulation S-X of the Exchange Act; or
•	enter into any contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Regulatory Matters
HNI and Steelcase will cooperate with each other and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement prior to the Termination Date (as defined in “—Termination of the Merger Agreement”) and to cause the conditions to the mergers in the Merger Agreement to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any governmental authority or other person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the mergers; the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with governmental authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the mergers; the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a proceeding by, any governmental authority or other person in connection with the consummation of the transactions contemplated by the Merger Agreement, including the mergers; the defending of any lawsuits or other proceedings, whether judicial or administrative, challenging the Merger Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by the Merger Agreement, including the mergers, performed or consummated by each party in accordance with the terms of the Merger Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other governmental authority vacated or reversed; and the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement, including the mergers, and to carry out fully the purposes of the Merger Agreement.
Each of HNI and Steelcase have agreed, in consultation and cooperation with the other parties and as promptly as reasonably practicable (and in any event, within 20 Business Days after the date of the Merger Agreement, unless otherwise agreed by the parties), to make their respective filings under the HSR Act, and make any other applications and filings as reasonably determined by Steelcase and HNI under other applicable antitrust laws with respect to the transactions contemplated by the Merger Agreement, as promptly as practicable, but in no event later than as required by law. On August 29, 2025, HNI and Steelcase each filed their respective requisite notification and report forms under the HSR Act with the DOJ and the FTC. HNI withdrew its HSR Notification and Report Form on September 29, 2025 and subsequently refiled on October 1, 2025.
The HSR Act waiting period applicable to the transaction expired at 11:59 p.m. Eastern time on October 31, 2025.
HNI will pay all filing fees required under any antitrust law by Steelcase and HNI. Neither HNI nor any of its affiliates will be required to, and without the prior written consent of HNI, none of Steelcase, its subsidiaries or any of its affiliates will grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party (other than filing fees to any governmental authority), in connection with seeking or obtaining its consent to the transactions contemplated by the Merger Agreement.
HNI will, after reasonable consultation with Steelcase and consideration in good faith of the views and comments of Steelcase in connection with the following, have the right to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including coordinating with Steelcase with respect to the timing, nature and substance of all such responses), and in connection with all meetings and communications (including any negotiations) with, any governmental authority that has authority to enforce any antitrust law; however, HNI will not, without Steelcase’s consent not to be unreasonably withheld, conditioned or delayed, (i) withdraw any filing made under the HSR Act or any other antitrust law in connection with the transactions contemplated by the Merger Agreement or (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to consummate the transactions contemplated by the Merger Agreement under the HSR Act. HNI and Steelcase will consult with each with respect to obtaining all consents necessary to consummate the transactions contemplated by the Merger Agreement, including the mergers.
HNI, Merger Sub Inc., Merger Sub LLC and HNI’s subsidiaries will take, and will cause to be taken, all actions, and will do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any antitrust law and to obtain the consent or cooperation of any other person, and to permit and cause the satisfaction of the conditions to the mergers in the Merger Agreement, in each case, to permit the Closing to occur as promptly as reasonably practicable, including (i) defending through litigation on the merits or otherwise, including appeals, any proceeding asserted by any person or governmental authority with respect to the Merger Agreement or the mergers or the other transactions contemplated by the Merger Agreement that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the Closing and (ii) agreeing to or taking any action required to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to Steelcase’s or any of their respective affiliate’s assets, properties, businesses or product lines, or its or their ability to own or operate any of the foregoing, or any other restriction, limitation or condition on or with respect to the foregoing or with respect to Steelcase’s or any of their respective affiliate’s freedom to operate (as described in the foregoing (ii), a “remedy action”); however, (A) HNI and its subsidiaries will not be required to agree to, commit to, proffer, propose or take any remedy action that would, or would reasonably be expected to, individually or in the aggregate, result in the loss of (x) 10% or greater of the expected synergies to be derived from the mergers by HNI or (y) assets, properties, businesses, product lines or rights that accounted for annual revenues of $50 million or greater in the most recent completed fiscal year of Steelcase and its subsidiaries or HNI and its subsidiaries, as applicable; (B) Steelcase will not, and will cause its subsidiaries not to, without HNI’s prior written consent, agree to, commit to, proffer, propose or take remedy actions; and (C) neither HNI nor Steelcase will be required to agree to, commit to, proffer, propose or take remedy actions unless they are conditioned upon the consummation of the transactions contemplated by the Merger Agreement.

Until the earlier of the first effective time and the termination of the Merger Agreement in accordance with is terms, each of HNI and Steelcase will not, and will ensure that none of its subsidiaries will, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement.
Employee Matters
The Merger Agreement provides that from the first effective time until the first anniversary thereof, HNI must provide each employee who is actively employed by or on a legally protected or approved leave of absence from Steelcase or any of its subsidiaries immediately prior to the first effective time (which we refer to as “continuing employees”), (i) base salary or hourly wage rate, target annual short-term cash incentive opportunities and target long-term incentive opportunities that are no less favorable in the aggregate than were provided to such continuing employee immediately prior to the first effective time; provided, however, that until the first anniversary of the first effective time, in no event shall such continuing employee’s base salary or hourly wage rate be less favorable than immediately prior to the first effective time, (ii) severance payments and benefits and garden leave and/or notice requirements that are no less favorable than those that would have been provided to such continuing employee immediately prior to the first effective time, and (iii) other employee benefits, in the aggregate, that are substantially comparable to the employee benefits, in the aggregate (including no less favorable 401(k) employer match and minimum profit sharing contribution), provided by Steelcase and its subsidiaries immediately prior to the first effective time (excluding nonqualified deferred compensation, severance, garden leave, defined benefit pension plans, retiree or post-employment health or welfare benefits, retention or other special or one-time bonus opportunities, change in control compensation, and equity or equity-based plans or arrangements, which we refer to as the “excluded benefits”).
Other than with respect to the excluded benefits, in the event any continuing employee first becomes eligible to participate under any HNI benefit plan following the first effective time, HNI must, or must cause its applicable subsidiary to, (i) waive any preexisting condition exclusions and actively at work requirements and waiting periods with respect to participation and coverage requirements applicable to any continuing employee (and eligible dependents) under any HNI benefit plan providing medical, dental, vision or similar benefits to the same extent such limitation would have been waived or satisfied under any similar Steelcase benefit plan the continuing employee participated in immediately prior to coverage under the HNI benefit plan and (ii) provide each continuing employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the continuing employee’s coverage under any HNI benefit plan during the plan year in which the first effective time occurs to the same extent such credit was given under any similar Steelcase benefit plan that the continuing employee (and eligible dependents) participated in immediately prior to coverage under the HNI benefit plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the HNI benefit plan for the plan year in which the first effective time occurs. As of the first effective time, other than with respect to the excluded benefits (provided that severance shall not be an excluded benefit for this purpose), HNI must, or must cause its applicable subsidiary to, use commercially reasonable efforts to recognize all service of each continuing employee prior to the first effective time, to Steelcase (or any predecessor employer of Steelcase or any of its subsidiaries, to the extent such service with the predecessor employer is recognized by Steelcase or such subsidiary under the comparable Steelcase benefit plan) for purposes of determining eligibility to participate, level of benefits and vesting, benefit accruals and determining future vacation or paid time off accruals and severance amounts to the same extent as such continuing employee received, immediately before the first effective time, credit for such service under any similar Steelcase benefit plan in which such continuing employee participated immediately prior to the first effective time; provided that, in no event shall anything contained in this paragraph result in any duplication of benefits for the same period of service.
In addition, under Steelcase’s Management Incentive Plan and Employee Bonus Plan with respect to Steelcase’s fiscal year in which the first effective time occurs, each employee of Steelcase who is employed and participates in one of the Management Incentive Plan or Employee Bonus Plan as of immediately prior to the first effective time will be eligible to receive a cash bonus in respect of the period from the first day of Steelcase’s fiscal year in which the first effective time occurs through the date of the first effective time, with performance deemed achieved using a 1.10 return on invested capital multiple for Steelcase’s Management Incentive Plan and Employee Bonus Plan and net income result of 138% for Steelcase’s Management Incentive Plan, based on Steelcase’s actual performance, subject in all cases to applicable tax withholdings and paid without interest within sixty (60) days following the Closing.

If requested by HNI at least five business days prior to the closing date, Steelcase must take all actions necessary to cause Steelcase’s tax-qualified defined contribution 401(k) retirement plan to be terminated, effective as of no later than the day immediately preceding the closing date, and contingent upon the occurrence of the Closing, and, if the Steelcase 401(k) plan is terminated, provide that participants in the Steelcase’s 401(k) plan become fully vested in any unvested portion of their Steelcase 401(k) plan accounts as of the date such plan is terminated. If such request is made, Steelcase shall provide HNI with evidence that the Steelcase 401(k) plan has been terminated (effective no later than immediately prior to the closing date and contingent on the Closing) pursuant to resolutions of Steelcase’s board of directors. Steelcase must, consistent with past practice, make all employer contributions to eligible continuing employees for the plan year in which the plan termination is effective through the plan termination date, prorated to take into account such continuing employees’ elective deferrals (in the case of matching contributions) and plan compensation (in the case of nonelective contributions), through the date immediately preceding the closing date, notwithstanding any last-day-of-year employment requirement or hours of service requirements. If HNI requests a 401(k) plan termination, HNI must designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by HNI or one of its subsidiaries that will cover eligible continuing employees effective as soon as administratively practicable following the closing date. In connection with the termination of the Steelcase 401(k) plan, HNI must cause the HNI 401(k) plan to accept from the Steelcase 401(k) plan the “direct rollover” of the account balance (including the in-kind rollover of promissory notes evidencing participant loans) of each continuing employee who participated in the Steelcase 401(k) plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Steelcase 401(k) plan and the Code.
Director, Officer and Employee Indemnification and Insurance
The Merger Agreement provides that, from and after the first effective time, the surviving entity will, and HNI will cause the surviving entity to, to the fullest extent permitted under applicable law, indemnify and hold harmless each current or former director, officer or employee of Steelcase who, in the case of an employee of Steelcase, at the request of Steelcase, is serving or served as a director, officer, employee, agent, fiduciary or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (each a “D&O indemnified party”) against all costs and expenses (including advancing reasonable attorneys’ fees and expenses on a current basis as incurred (following a request therefor) in advance of the final disposition of any actual or threatened proceeding or other matter to each D&O indemnified party to the fullest extent permitted by law; provided that any person to whom expenses are advanced provides an undertaking (which will not require any security) to repay such advances if it is ultimately determined by final and non-appealable adjudication by a court of competent jurisdiction that such person is not entitled to be indemnified or entitled to advancement of expenses), judgments, fines, amounts paid in settlement and any other amounts actually and reasonably incurred by such D&O indemnified party arising out of or pertaining to any actual or alleged acts or omissions actually or allegedly occurring at or prior to the first effective time (including actual or alleged acts or omissions actually or allegedly occurring at or prior to the first effective time arising out of the transactions contemplated by the Merger Agreement).
The surviving entity is required to, and HNI is required to cause the surviving entity to, maintain in effect for a period of six years after the first effective time the exculpation, indemnification and advancement of expenses provisions in the organizational documents of the surviving entity that are equivalent (taking into account any differences between the MBCA and the MLLCA) to the provisions of the Steelcase articles of incorporation and by-laws as in effect immediately prior to the date of the Merger Agreement with respect to acts or omissions occurring at or prior to the first effective time and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O indemnified parties.
Prior to the first effective time, Steelcase, or if Steelcase is unable to, HNI will cause the surviving entity to obtain a six-year prepaid “tail” insurance policy under Steelcase’s existing directors’ and officers’ insurance policy providing no less favorable coverage to the insureds with respect to matters arising on or before the first effective time. If Steelcase or the surviving entity fails to obtain such “tail” insurance policy prior to or as of the first effective time, then the surviving entity must maintain in effect, for a period of six years after the first effective time, directors’ and officers’ liability insurance with coverage that is no less favorable to the insureds than the coverage provided under Steelcase’s existing directors’ and officers’ insurance policy with respect to matters arising on or before the first effective time, in each case, subject to an aggregate annual premium of an amount not more than 300% of the aggregate annual premium for Steelcase’s existing directors’ and officers’ insurance policy.
Dividends
HNI and Steelcase will coordinate to match the record date and payment date for Steelcase’s regular quarterly divided for the quarter in which the Closing is anticipated to occur to the corresponding record date and payment date for HNI’s regular quarterly dividend for such quarter, it being the intention of the parties to the Merger Agreement that holders of Steelcase common stock will not receive two dividends, or fail to receive one dividend, in the quarter in which the Closing occurs with respect to their shares of Steelcase common stock and any shares of HNI common stock any such holder receives in exchange therefor in the first merger.
Certain Additional Covenants
The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required third party consents, access to information of the other company and confidentiality, notification of certain matters, public disclosure, the listing of the shares of HNI common stock to be issued in the first merger, exemption from takeover laws, shareholder litigation relating to the transactions contemplated by the Merger Agreement, the treatment of Steelcase indebtedness and efforts to facilitate the receipt of customary tax representation letters with respect to the qualification of the mergers as a “reorganization” within the meaning of Section 368(a) of the Code.
Special Meetings and Recommendations of the HNI and Steelcase Boards of Directors
Each of HNI and Steelcase has agreed to call, give notice of, establish a record date for, convene and hold a meeting of its shareholders, respectively, for the purpose of obtaining (a) in the case of HNI, the required vote of the holders of HNI common stock to approve the HNI share issuance (the “requisite HNI vote”) and (b) in the case of Steelcase, the required vote of the holders of Steelcase common stock to approve the adoption of the Merger Agreement and approve the first merger (the “requisite Steelcase vote”). Each of HNI and Steelcase will use their reasonable best efforts cause such meetings to occur as soon as reasonably practicable after the date of the Merger Agreement and on the same date.
Each of HNI and Steelcase will use its reasonable best efforts to (i) solicit from its respective shareholders proxies in favor of the adoption of the Merger Agreement and (ii) take all other action necessary or advisable to secure the requisite HNI vote and the requisite Steelcase vote. Steelcase will communicate to shareholders of Steelcase common stock its recommendation that the shareholders of Steelcase adopt the Merger Agreement and approve the first merger (the “Steelcase board recommendation”), and will include such recommendation in this joint proxy statement/prospectus. HNI will communicate to shareholders of HNI common stock its recommendation that the shareholders of HNI approve the HNI stock issuance (the “HNI board recommendation”), and will include such recommendation in this joint proxy statement/prospectus.
Subject to specified exceptions, the Steelcase board of directors may not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify the Steelcase board recommendation, in each case in a manner adverse to HNI, Merger Sub Inc. or Merger Sub LLC, (ii) approve, authorize, declare advisable or recommend any Steelcase acquisition proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow Steelcase or any of its subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Steelcase acquisition proposal (other than certain permitted confidentiality agreements) (any action described in the foregoing (i) and (ii) of this sentence being referred to as a “Steelcase adverse recommendation change”). Subject to specified exceptions, the HNI board of directors may not (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the HNI board recommendation, in each case in a manner adverse to Steelcase, (ii) approve, authorize, declare advisable or recommend any HNI acquisition proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow HNI or any of its subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any HNI acquisition proposal (other than certain permitted confidentiality agreements) (any action described in the foregoing (i) and (ii) of this sentence being referred to as a “HNI adverse recommendation change”).
However, prior to the receipt of the HNI requisite vote (the “HNI shareholder approval”) and the receipt of the Steelcase requisite vote (the “Steelcase shareholder approval”), the HNI board of directors and the Steelcase board of directors, respectively, may, in response to an HNI intervening event, or Steelcase intervening event, as applicable, withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify such HNI board recommendation or Steelcase board recommendation, as applicable, but only if (i) the applicable board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law, (ii) HNI has notified Steelcase in writing that the HNI board of directors intends to effect such an HNI adverse recommendation change or Steelcase has notified HNI in writing that the Steelcase board of directors intends to effect such a Steelcase adverse recommendation change, (iii) for a period of four Business Days HNI and its representatives or Steelcase and its representatives, as applicable, have discussed and negotiated in good faith (in each case only if the other party desires to negotiate) with the other party and its representatives proposed modifications to the terms and conditions of the Merger Agreement or the transactions contemplated by the Merger Agreement so that the failure to take such action would no longer be inconsistent with the applicable board of directors’ fiduciary duties under applicable law and (iv) no earlier than the end of such negotiation period, the applicable board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable law.
Agreement Not to Solicit Other Offers
The Merger Agreement provides that, from the date of the Merger Agreement until the first effective time or earlier termination of the Merger Agreement in accordance with its terms, and subject to certain exceptions, (i) each of HNI and Steelcase will, and will cause each of their subsidiaries and its and their respective officers and directors to, immediately cease, and will instruct and use its reasonable best efforts to cause its and their respective other representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any persons or entities with respect to any HNI acquisition proposal or Steelcase acquisition proposal, as applicable and in each case other than the transactions contemplated by the Merger Agreement, (ii) each of HNI and Steelcase will not, and will not authorize, and will use their reasonable best efforts not to permit any of their respective representatives, to, directly or indirectly through another person (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to an HNI acquisition proposal or Steelcase acquisition proposal, as applicable, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any person relating to or for the purpose of encouraging or facilitating any HNI acquisition proposal or Steelcase acquisition proposal, as applicable, or grant any waiver or release under or fail to use commercially reasonable efforts to enforce any standstill, confidentiality or other similar agreement (except if the applicable board of directors determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties), (C) approve, authorize, declare advisable or recommend any HNI acquisition proposal or Steelcase acquisition proposal, as applicable, (D) execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any HNI acquisition proposal or Steelcase acquisition proposal, as applicable, (other than certain permitted confidentiality agreements), or (E) resolve to do any of the foregoing and (iii) each of HNI and Steelcase will not provide and will, within one Business Day of the date of the Merger Agreement, terminate access of any third party to any data room that has been set up with respect to or in the context of a possible HNI acquisition proposal or Steelcase acquisition proposal, as applicable, and (iv) within one Business Day of the date of the Merger Agreement, Steelcase will demand return or destruction of all confidential, non-public information and materials that have been provided to third parties relating to a possible Steelcase acquisition proposal within the 12-month period preceding the date of the Merger Agreement.

Notwithstanding the provisions of the Merger Agreement described in the immediately preceding paragraph, at any time prior to obtaining the HNI shareholder approval, if HNI receives a bona fide written HNI acquisition proposal, or at any time prior to obtaining the Steelcase shareholder approval, Steelcase receives a bona fide written Steelcase acquisition proposal, from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of the Merger Agreement, then HNI or Steelcase, as applicable may (i) contact the person or any of its representatives who has made such acquisition proposal solely to clarify the terms of such acquisition proposal so that the applicable board of directors (or any committee thereof) may inform itself about such acquisition proposal and to inform the person or any of its representatives of the restrictions in the Merger Agreement, (ii) furnish information concerning its business, properties or assets to such person or any of its representatives pursuant to a permitted confidentiality agreement and (iii) negotiate and participate in discussions and negotiations with such person or any of its representatives concerning such acquisition proposal, in the case of the foregoing (ii) and (iii), if the applicable board of directors determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to constitute or result in an HNI superior proposal or Steelcase superior proposal, as applicable. Each of HNI and Steelcase must keep the other party informed regarding an HNI superior proposal or Steelcase superior proposal, respectively.
If the HNI board of directors receives a bona fide written HNI acquisition proposal that the HNI board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes an HNI superior proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of the Merger Agreement, or if the Steelcase board of directors receives a bona fide written Steelcase acquisition proposal that the Steelcase board of directors determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Steelcase superior proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of the Merger Agreement, then the applicable board of directors may cause HNI or Steelcase, as applicable, to terminate the Merger Agreement in order to enter into a definitive agreement providing for such HNI superior proposal or Steelcase superior proposal, as applicable, only if the relevant party has:
(A) notified the other party in writing that its board of directors intends to terminate the Merger Agreement, (B) provided the other party with a copy of the proposed definitive agreements and other proposed transaction documentation (C) for a period of four Business Days following the notice delivered pursuant to the provisions described in the foregoing clause (A) discussed and negotiated in good faith (in each case only if the other party desires to negotiate) with the other party any proposed modifications to the terms and conditions of the Merger Agreement or the transactions contemplated by the Merger Agreement so that the acquisition proposal is no longer a superior proposal, and (D) no earlier than the end of such negotiation period, the board of directors determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to the Merger Agreement, that the acquisition proposal still constitutes a superior proposal. In addition, any purported termination of the Merger Agreement in accordance with the foregoing will be void and of no force and effect unless the applicable termination fee has been paid prior to or substantially concurrently with such termination.
Nothing contained in the Merger Agreement will prevent a party or its board of directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an acquisition proposal; however, such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the Merger Agreement.
Under the terms of the Merger Agreement, the parties agree that any breach of the Merger Agreement’s restrictions, described above, against the solicitation of other offers by either party’s representatives (acting as such) will be deemed to be a breach of the Merger Agreement by the applicable party.
Conditions to Completion of the Mergers
The obligations of each of HNI, Merger Sub Inc., Merger Sub LLC and Steelcase to complete the mergers are subject to the satisfaction or (to the extent permitted by law) waiver by HNI and Steelcase of the following conditions:

•	(i) HNI having obtained the HNI shareholder approval and (ii) Steelcase having obtained the Steelcase shareholder approval;
•	the shares of HNI common stock to be issued in connection with the mergers having been approved for listing on the NYSE, subject to official notice of issuance;
•
the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, having become effective under the Securities Act, and not being the subject of any stop order or any legal, administrative or other similar proceedings or actions by or before the SEC seeking a stop order;

•	any applicable waiting period (and any extension thereof) under the HSR Act relating to the completion of the mergers having expired or early termination thereof having been granted; and
•
no governmental authority of competent jurisdiction having issued or entered any order or promulgated or enacted any law after the date of the Merger Agreement having the effect of enjoining or otherwise prohibiting the completion of the mergers.

In addition, the obligations of each of HNI, Merger Sub Inc. and Merger Sub LLC to complete the mergers are subject to the satisfaction or (to the extent permitted by law) waiver by HNI of the following conditions:
•	accuracy as of the date of the Merger Agreement and as of the closing date of the representations and warranties made by Steelcase to the extent specified in the Merger Agreement;
•	Steelcase having performed or complied in all material respects with its obligations under the Merger Agreement required to be performed or complied with on or prior to the closing of the mergers;
•
since the date of the Merger Agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on Steelcase; and

•	HNI having received a certificate from an executive officer of Steelcase certifying that the above conditions have been satisfied.
In addition, the obligations of Steelcase to complete the mergers are subject to the satisfaction or (to the extent permitted by law) waiver by Steelcase of the following conditions:
•
accuracy as of the date of the Merger Agreement and as of the closing date of the representations and warranties made by HNI, Merger Sub Inc. and Merger Sub LLC to the extent specified in the Merger Agreement;

•
HNI, Merger Sub Inc. and Merger Sub LLC having performed or complied in all material respects with each of their respective obligations required under the Merger Agreement to be performed or complied with on or prior to the closing of the mergers;

•
since the date of the Merger Agreement, no event, circumstance, occurrence, effect, fact, development or change having occurred that had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on HNI; and

•	Steelcase having received a certificate from an executive officer of HNI certifying that the above conditions have been satisfied.
Neither HNI nor Steelcase can provide assurance as to when or if all of the conditions to the mergers can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the first effective time, whether before or after receipt of the requisite HNI vote or the requisite Steelcase vote (except as indicated below), in the following circumstances:
•	by the mutual written consent of each of HNI and Steelcase;
•
by either HNI or Steelcase if the Closing does not occur on or before May 4, 2026, subject to an automatic extension for up to three periods of three months in the event that (i) any applicable waiting period under the HSR Act relating to the consummation of the mergers has not expired or early termination has not been granted or (ii) a governmental authority has issued an order or enacted a law that has the effect of enjoining or otherwise prohibiting the consummation of the mergers, if such restraint is in respect of an antitrust law, but all other conditions described in “—Conditions to Completion of the Mergers” above have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)) (such date, as may be so extended, the “Termination Date”);
•	by either HNI or Steelcase if there exists a law or final and nonappealable order permanently restraining or prohibiting the mergers;
•	by either HNI or Steelcase upon a failure to obtain the Steelcase shareholder approval or the HNI shareholder approval (in either case after a shareholder meeting is held for such purpose);
•
by either HNI or Steelcase, respectively in the event of an uncured or uncurable breach by the other party (in the case of HNI, including Merger Sub Inc. and Merger Sub LLC) of its representations, warranties, covenants or other agreements under the Merger Agreement, which would result in failure of the conditions related to representations and warranties or performance of obligations under the Merger Agreement described in “—Conditions to Completion of the Mergers” above;

•
by Steelcase, prior to receipt of the Steelcase shareholder approval, to enter into a definitive agreement with respect to a Steelcase superior proposal, to the extent permitted by the Merger Agreement and provided that Steelcase pays the Steelcase termination fee (as described in “—Termination Fees” below) or by HNI, at any time prior to receipt of the HNI shareholder approval, to enter into a definitive agreement with respect to an HNI superior proposal to the extent permitted by the Merger Agreement and provided that HNI pays the HNI termination fee (as described in “—Termination Fees” below);

•
by Steelcase in the event that prior to receipt of the HNI shareholder approval (i) the HNI board of directors makes an HNI adverse recommendation change, (ii) HNI or the HNI board of directors fails to include the HNI board recommendation in this joint proxy statement/prospectus, (iii) HNI materially breaches any of its non-solicitation obligations described in “—Agreement Not to Solicit Other Offers” above or (iv) the HNI board of directors fails to (A) publicly reaffirm the HNI board recommendation within 10 Business Days of receipt of a written request by Steelcase to provide such reaffirmation following receipt by HNI of an HNI acquisition proposal that is publicly announced and not publicly withdrawn or (B) recommend against any HNI acquisition proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer; and

•
by HNI in the event that prior to receipt of the Steelcase shareholder approval (i) the Steelcase board of directors makes a Steelcase adverse recommendation change, (ii) Steelcase or the Steelcase board of directors fails to include the Steelcase board recommendation in this joint proxy statement/prospectus, (iii) Steelcase materially breaches any of its non-solicitation obligations described in “—Agreement Not to Solicit Other Offers” above or (iv) the Steelcase board of directors fails to (A) publicly reaffirm the Steelcase board recommendation within 10 Business Days of receipt of a written request by HNI to provide such reaffirmation following receipt by Steelcase of a Steelcase acquisition proposal that is publicly announced and not publicly withdrawn or (B) recommend against any Steelcase acquisition proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within 10 Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.

Effect of Termination
If the Merger Agreement is terminated by either HNI or Steelcase, as provided in the section entitled “—Termination of the Merger Agreement” above, written notice will be given by the terminating party and the Merger Agreement will become null, void and of no effect, without liability on the part of any party to the Merger Agreement, except that (i) no such termination will relieve any party to the Merger Agreement of any liability or damages (which (A) in the case of Steelcase, may include amounts representing, or based on the loss of, any premium or other economic entitlement the shareholders of Steelcase would be entitled to receive pursuant to the terms of the Merger Agreement if the mergers were consummated and (B) in the case of HNI, Merger Sub Inc. and Merger Sub LLC, may include amounts representing, or based on the loss of any net benefits (including anticipated synergies) or other economic benefits that HNI, Merger Sub Inc. and Merger Sub LLC expected to be realized by HNI and its subsidiaries if the mergers were consummated) resulting from any knowing and intentional breach of its obligations under the Merger Agreement prior to such termination or fraud in the making of the representations and warranties set forth in the Merger Agreement and (ii) the confidentiality agreement, certain provisions relating to the financing, and sections of the Merger Agreement relating to the effect of termination, termination fees, amendment, extension and waiver and other general provisions will survive termination of the Merger Agreement.
Termination Fees
Steelcase will pay HNI a termination fee equal to $67 million (the “Steelcase termination fee”) if the Merger Agreement is terminated in the following circumstances:
•
by (i) HNI on the basis of a breach of a covenant or agreement contained in the Merger Agreement or by either HNI or Steelcase on the basis that the Termination Date has passed or the Steelcase shareholder approval has not been obtained upon a vote at the Steelcase special meeting and (ii) in any such case (A) after the execution of the Merger Agreement and prior to termination (or prior to the Steelcase special meeting in the event of a termination for failure to obtain the Steelcase shareholder approval), a Steelcase acquisition proposal was publicly disclosed (or, in the case of termination pursuant to a breach of a representation, warranty, covenant or agreement in the Merger Agreement or the passing of the Termination Date, otherwise made known to the Steelcase board of directors) and not withdrawn (publicly, if publicly disclosed) prior to the termination (or at least two Business Days prior to the Steelcase special meeting, in the case of a termination for failure to obtain the Steelcase shareholder approval) and (B) within twelve months after the termination, any Steelcase acquisition proposal is consummated or Steelcase enters into a definitive agreement with respect to any Steelcase acquisition proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this paragraph, the references to “20%” in the definition of “Company Acquisition Proposal” in the Merger Agreement are deemed to be references to “50%”);

•	by Steelcase at any time prior to the receipt of the Steelcase shareholder approval, in order to enter a definitive agreement with respect to a Steelcase superior proposal; and
•	by HNI pursuant to the last bullet in the section “—Termination of the Merger Agreement” above.
HNI will pay Steelcase a termination fee equal to $71 million if the Merger Agreement is terminated in the following circumstances:
•
by (i) Steelcase on the basis of a breach of a covenant or agreement contained in the Merger Agreement or by either HNI or Steelcase on the basis that the Termination Date has passed or the HNI shareholder approval has not been obtained upon a vote at the HNI special meeting and (ii) in any such case (A) after the execution of the Merger Agreement and prior to termination (or prior to the HNI special meeting in the event of a termination for failure to obtain the HNI shareholder approval), an HNI acquisition proposal was publicly disclosed (or, in the case of a termination pursuant to a breach of a representation, warranty, covenant or agreement in the Merger Agreement or the passing of the Termination Date, otherwise made known to the HNI board of directors) and not withdrawn (publicly, if publicly disclosed) prior to the termination (or at least two Business Days prior to the HNI special meeting, in the case of a termination for failure to obtain the HNI shareholder approval) and (B) within twelve months after the termination any HNI acquisition proposal is consummated or HNI enters into a definitive agreement with respect to any HNI acquisition proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this paragraph, the references to “20%” in the definition of “Parent Acquisition Proposal” in the Merger Agreement are deemed to be references to “50%”);

•	by HNI at any time prior to the receipt of the HNI shareholder approval, in order to enter a definitive agreement with respect to an HNI superior proposal; and
•	by Steelcase pursuant to the second to last bullet in the section “—Termination of the Merger Agreement” above.

HNI will pay Steelcase a termination fee equal to $134 million (together with the $71 million fee payable in accordance with the immediately preceding paragraph, the “HNI termination fee”), made by wire transfer of same-day funds if the Merger Agreement is terminated in the following circumstance:
•
(i) by HNI or Steelcase on the basis that the Termination Date has passed or prior to the first effective time a restraint has been enacted that has the effect of permanently restraining or prohibiting the mergers, solely to the extent the restraint is in respect of an antitrust law, and, at the time of such termination, the conditions to Closing relating to the expiration of the waiting period under the HSR Act and restraints by governmental authorities have not been satisfied or waived (solely to the extent the restraint is in respect of an antitrust law), but all other conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), or (ii) by Steelcase on the basis of a breach by HNI of its covenants and agreements relating to appropriate actions, filings and consents described in the section “—Regulatory Matters” above; provided, however, that in the case of a termination pursuant to this bullet, Steelcase will, within seven Business Days following the termination, irrevocably elect in writing to accept or decline the HNI termination fee payable pursuant to this bullet, and failure to elect to accept such HNI termination fee within such period will be deemed an election to decline such HNI termination fee and constitute an irrevocable waiver of such HNI termination fee.

The Merger Agreement provides that the parties agree that (i) in no event will Steelcase be required to pay the Steelcase termination fee on more than one occasion and (ii) in no event will HNI be required to pay the HNI termination fee on more than one occasion.
Expenses
Except as otherwise expressly provided in the Merger Agreement, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the mergers are completed.
Amendment, Waiver and Extension of the Merger Agreement
The Merger Agreement may be amended by mutual agreement of the parties in writing, except that (i) after the Steelcase shareholder approval or the HNI shareholder approval has been obtained, there may not be any amendment that by applicable law or in accordance with the rules of any stock exchange requires further approval by the shareholders of Steelcase or HNI, as applicable, without such further approval of such shareholders, (ii) there may not be any amendment or change not permitted under applicable law and (iii) there may not be an amendment to, modification of, termination of or waiver of any of provision relating to amendment, status as third-party beneficiaries, governing law, waiver of jury trial, forum selection, or waiver of claims against financing sources and the definition of “financing source parties” that is adverse to any financing source parties without the written consent of the financing source parties.
At any time prior to the completion of the mergers, subject to applicable law, the parties may:
•	extend the time for the performance of any obligation or other act of any other party to the Merger Agreement;
•
waive any inaccuracy in the representations and warranties of the other party to the Merger Agreement contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

•	waive compliance with any agreement or condition contained in the Merger Agreement.
No failure or delay by any party in exercising any right under the Merger Agreement will operate as a waiver of such right nor will any single or partial exercise of any such right preclude any other or further exercise of any other right under the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.
Governing Law
The Merger Agreement and all proceedings (whether based in contract, tort or otherwise) arising out of or relating to the Merger Agreement or the actions of HNI, Merger Sub Inc., Merger Sub LLC or Steelcase in the negotiation, administration, performance and enforcement thereof, will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, (i) matters relating to the fiduciary duties of the Steelcase board of directors and, to the extent required by the laws of the State of Michigan, matters relating to the mergers, will be governed by, and construed in accordance with, the laws of the State of Michigan, (ii) matters relating to the fiduciary duties of the HNI board of directors will be governed by, and construed in accordance with, the laws of the State of Iowa and (iii) matters relating to any action or claim against any of the financing source parties will be governed by, and construed in accordance with, the laws of the State of New York.
Specific Performance
HNI and Steelcase have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party to the Merger Agreement does not perform the provisions of the Merger Agreement (including by failing to take such actions as are required of such party to complete the Merger Agreement) in accordance with the specified terms of the Merger Agreement or otherwise breaches the provisions of the Merger Agreement. Accordingly, the parties acknowledged and agreed that, prior to any termination of the Merger Agreement in accordance with the terms of the Merger Agreement, the parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

THE VOTING AND SUPPORT AGREEMENTS
This section of the joint proxy statement/prospectus describes certain material terms of the voting and support agreements entered into between HNI and (i) Robert C. Pew III and Susan H. Taylor and (ii) Jennifer C. Niemann. The following summary is qualified in its entirety by reference to the complete text of the voting and support agreements, which are attached as Annex B and Annex C, respectively, to, and incorporated by reference into, this joint proxy statement/prospectus. We urge you to read the voting and support agreements in their entirety.
Concurrently with the execution and delivery of the Merger Agreement, HNI and each of (i) Robert C. Pew III and Susan H. Taylor and (ii) Jennifer C. Niemann entered into a voting and support agreement pursuant to which, among other things, Mr. Pew, Ms. Taylor and Ms. Niemann, subject to the terms of the voting and support agreements, as applicable, to (i) vote the shares of Steelcase common stock over which he or she has the sole power to vote or direct the voting of in favor of the approval of the Merger Agreement, and against any competing transaction and (ii) not transfer his or her shares of Steelcase common stock prior to the Steelcase special meeting, with certain limited exceptions. The support agreements will terminate upon the earlier of (i) the first effective time, (ii) the termination of the Merger Agreement, (iii) any amendment to the Merger Agreement without the prior written consent of the supporting shareholders that (A) decreases the amount or changes the form of the merger consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the merger consideration to the Steelcase shareholders or (C) extends the Termination Date (as defined in the Merger Agreement) (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement) or (iv) the mutual written consent of the parties to such voting and support agreement. As of October 14, 2025, the record date for the Steelcase special meeting, the parties to the voting and support agreements held the sole dispositive and voting power over shares of Steelcase common stock representing approximately 5.39% of the voting power represented by all issued and outstanding shares of Steelcase common stock.
The voting and support agreement with Mr. Pew and Ms. Taylor required, within 10 business days of the date of such voting and support agreement, the voluntary conversion of Steelcase class B common stock to Steelcase class A common stock, pursuant to the Steelcase articles of incorporation, in an amount necessary to cause the automatic conversion of all Steelcase class B common stock pursuant the Steelcase articles of incorporation.
On August 8, 2025, Mr. Pew voluntarily converted 2,216,114 shares of Steelcase class B common stock into 2,216,114 shares of Steelcase class A common stock, resulting in automatic conversion of all remaining shares of Steelcase class B common stock into shares of Steelcase class A common stock on a one-for-one basis.
Steelcase has agreed to reimburse Mr. Pew and Ms. Niemann for certain reasonable legal fees and expenses incurred by Mr. Pew and Ms. Niemann in connection with the voting and support agreements.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following is a discussion of the material U.S. federal income tax consequences of the mergers to U.S. Holders and Non-U.S. Holders (each as defined below) of Steelcase common stock that exchange their shares of Steelcase common stock for merger consideration pursuant to the mergers. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, minimum tax, or Medicare contribution tax considerations.
The following discussion applies only to holders of Steelcase common stock who hold shares of Steelcase common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to such holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; persons who are required to recognize income or gain with respect to the mergers no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; partnerships, S corporations or other pass-through entities for U.S. federal income tax purposes (and partners or investors therein); regulated investment companies; real estate investment trusts; controlled foreign corporations; passive foreign investment companies; former citizens or residents of the United States; U.S. Holders whose functional currency is not the U.S. dollar; holders who hold shares of Steelcase common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who acquired Steelcase common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation or in connection with the performance of services; or holders who own or have owned (directly, indirectly or constructively) 5% or more of Steelcase’s stock (by vote or value)).
For purposes of this discussion, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of Steelcase common stock and (i) a citizen or individual resident of the United States, (ii) a corporation, or entity treated as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia or (iii) an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source. A “Non-U.S. Holder” is a beneficial owner of Steelcase common stock for U.S. federal income tax purposes that is not a U.S. Holder or a partnership for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Steelcase common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Steelcase common stock, and any partners in such partnership, should consult their tax advisors regarding the tax considerations of the mergers to their specific circumstances.
EACH HOLDER OF STEELCASE COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE TRANSACTIONS TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.
Tax Opinions
Based on certain representations, covenants and assumptions described below, all of which we assume will continue to be true and accurate in all material respects as of the first effective time, each of Davis Polk & Wardwell LLP, counsel to HNI, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Steelcase (together with Davis Polk & Wardwell LLP, “tax counsel”) has delivered an opinion in connection with the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Tax Treatment”). However, the completion of the mergers is not conditioned on the mergers qualifying for such treatment or upon the receipt of an opinion of counsel to that effect. In addition, an opinion of tax counsel neither binds the Internal Revenue Service (the “IRS”) nor precludes the IRS or the courts from adopting a contrary position. Neither HNI nor Steelcase intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the mergers. Accordingly, even if HNI and Steelcase conclude that the mergers qualify for the Tax Treatment, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge.
The opinions of tax counsel regarding the mergers have relied on (1) representations and covenants set forth in the Merger Agreement, (2) representations and covenants made by HNI and Steelcase as of the date of this joint proxy statement/prospectus, including those contained in certificates of officers of HNI and Steelcase, and (3) specified assumptions, including an assumption regarding the completion of the mergers in the manner contemplated by the Merger Agreement. In addition, the opinions of tax counsel have assumed the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the closing date. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the mergers could differ from those described in the opinions that tax counsel have delivered.
Based on the Tax Treatment and subject to the qualifications set forth above, the material U.S. federal income tax consequences of the mergers are set forth below.
U.S. Holders
Tax Consequences of the Mergers Generally
Neither HNI nor Steelcase will recognize gain or loss for U.S. federal income tax purposes as a result of the mergers.
The United States federal income tax consequences of the mergers to a particular U.S. Holder of Steelcase common stock will depend on whether such holder of Steelcase common stock receives cash, shares of HNI common stock or a combination of cash and shares of HNI common stock in exchange for such holder’s shares of Steelcase common stock. The terms of the Merger Agreement permit a holder of Steelcase common stock to make an election with respect to each share of Steelcase common stock to receive cash, HNI common stock or a combination of cash and HNI common stock, subject to automatic adjustment as described under “The Merger Agreement—Merger Consideration” on page 121 of this joint proxy statement/prospectus. A U.S. Holder may make a different election with respect to particular shares of Steelcase common stock. The U.S. federal income tax consequences to a U.S. Holder will not be ascertainable until the amount of cash and shares of HNI common stock the U.S. Holder will receive in the mergers, as a result of such holder’s elections and any automatic adjustment, is determined.
A U.S. Holder of Steelcase common stock who acquired different blocks of Steelcase common stock at different times and at different prices generally must apply the rules described in the following sections separately to each identifiable block of shares of Steelcase common stock. A U.S. Holder of Steelcase common stock who holds Steelcase common stock with differing bases or holding periods should consult the holder’s tax advisor with regard to the tax consequences of making the elections described above in this joint proxy statement/prospectus to receive the mixed consideration, cash consideration or stock consideration, subject to automatic adjustment, for particular shares of Steelcase common stock, identifying the particular shares of Steelcase common stock for which various elections are made and identifying the bases or holding periods of the particular shares of HNI common stock received in the mergers.
Exchange of Shares of Steelcase Common Stock Solely for Shares of HNI Common Stock
Except as described below with respect to the receipt of cash in lieu of a fractional share of HNI common stock, a U.S. Holder who receives solely shares of HNI common stock in exchange for shares of Steelcase common stock in the mergers will generally not recognize gain or loss as a result of such exchange. A U.S. Holder’s aggregate tax basis in the HNI common stock received in exchange for the Steelcase common stock surrendered (including the basis allocable to any fractional share of HNI common stock deemed received and sold for cash, as described below) will equal the U.S. Holder’s aggregate tax basis in the shares of Steelcase common stock exchanged therefor. A U.S. Holder’s holding period in the HNI common stock received (including the holding period of any fractional share of HNI common stock deemed received and sold for cash, as described below) will include the holding period for the holder’s shares of Steelcase common stock surrendered in exchange therefor.

U.S. Holders electing to receive solely stock consideration in the mergers may in certain circumstances have their merger consideration automatically adjusted (as described in the section titled “The Merger Agreement—Merger Consideration”), which may result in the receipt of a portion of the merger consideration in cash consideration, in addition to the stock consideration. See “—Exchange of Shares of Steelcase Common Stock for a Combination of HNI Common Stock and Cash” below for a discussion of the U.S. federal income tax considerations to U.S. Holders that receive a combination of HNI common stock and cash pursuant to the mergers.
Exchange of Shares of Steelcase Common Stock Solely for Cash
A U.S. Holder of Steelcase common stock who receives solely cash in exchange for shares of Steelcase common stock in the mergers generally will recognize capital gain or loss equal to the difference between the amount of cash received by such holder and such holder’s adjusted tax basis in the shares of Steelcase common stock exchanged therefor.
The IRS has interpreted Section 356 of the Code in a manner that would not entitle a U.S. Holder that exchanges an identifiable block of Steelcase common stock solely for cash, but also exchanges a different identifiable block of Steelcase common stock solely for HNI common stock or HNI common stock and cash, to take any loss with respect to the block of Steelcase common stock exchanged solely for cash, although the IRS and Treasury Department stated in the preamble to regulations addressing basis allocation issues, published in 2006, that they were considering whether regulations should be adopted interpreting Section 356 of the Code in a manner that would permit a taxpayer to recognize a loss in similar fact patterns.
If such a U.S. Holder realizes a loss with respect to shares of Steelcase common stock exchanged for cash, such holder should consult the holder’s tax advisor with respect to the possibility of recognizing such loss and if such loss is not recognized, the allocation of any excess basis in such shares of Steelcase common stock surrendered to HNI common stock received in the mergers.
U.S. Holders electing to receive solely cash consideration in the mergers may in certain circumstances have their merger consideration automatically adjusted (as described in the section titled “The Merger Agreement—Merger Consideration”), which may result in the receipt of a portion of the merger consideration in stock consideration, in addition to cash consideration. See “—Exchange of Shares of Steelcase Common Stock for a Combination of HNI Common Stock and Cash” below for a discussion of the U.S. federal income tax considerations to U.S. Holders that receive a combination of HNI common stock and cash pursuant to the mergers.
Exchange of Shares of Steelcase Common Stock for a Combination of HNI Common Stock and Cash
A U.S. Holder of Steelcase common stock who exchanges shares of Steelcase common stock for a combination of HNI common stock and cash will recognize gain, if any, (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value at the first effective time of the HNI common stock received (including any fractional share of HNI common stock the U.S. Holder is treated as having received, as described below) in exchange for such shares of Steelcase common stock in the mergers, minus such holder’s adjusted tax basis in the shares of Steelcase common stock exchanged therefor and (ii) the amount of cash received by such holder in exchange for such shares of Steelcase common stock (excluding any cash received in lieu of a fractional share of HNI common stock). Any cash received in lieu of a fractional share will be treated as discussed below under “—Cash in Lieu of Fractional Share.” Generally, such holder’s aggregate adjusted tax basis in the HNI common stock received by such holder in the mergers (including the basis allocable to any fractional share of HNI common stock deemed received and sold for cash, as described below) will equal such holder’s aggregate adjusted tax basis in the shares of Steelcase common stock exchanged therefor, increased by the amount of taxable gain, if any, recognized by such holder of Steelcase common stock in the exchange of such shares (excluding any gain recognized with respect to cash received in lieu of a fractional share), and decreased by the amount of cash received by such holder of Steelcase common stock in exchange for such shares of Steelcase common stock (excluding any cash in lieu of a fractional share). A U.S. Holder’s holding period in the HNI common stock received (including the holding period of any fractional share of HNI common stock deemed received and sold for cash, as described below) will include the holding period for the holder’s shares of Steelcase common stock surrendered in exchange therefor.

Cash in Lieu of Fractional Share
A U.S. Holder of Steelcase common stock that receives cash in lieu of a fractional share of HNI common stock will generally be treated as having received such fractional share pursuant to the mergers and then as having sold that fractional share for cash. As a result, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount of cash received in lieu of the fractional share of HNI common stock and the portion of the U.S. Holder’s aggregate adjusted tax basis in the shares of Steelcase common stock exchanged therefor which is allocable to the fractional share.
Capital Gain or Loss
Any gain or loss recognized with respect to the exchange of Steelcase common stock in the mergers will generally be capital gain or loss. Such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period for its Steelcase common stock surrendered in the mergers exceeds one year at the first effective time. Long-term capital gains of certain non-corporate holders of Steelcase common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.
Treatment as a Dividend
Notwithstanding the foregoing, it is possible that a holder of Steelcase common stock may be required to treat any gain recognized or cash received (except cash in lieu of a fractional share of HNI common stock) as a dividend to the extent of such holder’s ratable share of the undistributed earnings and profits of Steelcase if such holder’s percentage ownership in HNI (including HNI stock that the holder is deemed to own under certain attribution rules) after the mergers is not meaningfully reduced from what the holder’s percentage ownership would have been if the holder had received solely shares of HNI common stock rather than cash and HNI common stock, if any, in the mergers, which is referred to as a dividend equivalent transaction. A holder of Steelcase common stock with a relatively minimal stock interest in Steelcase and HNI that experiences a reduction in its proportionate interest in HNI as a result of the mergers generally should not be regarded as having had a dividend equivalent transaction as a result of the mergers. Since the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Steelcase common stock, including the application of certain constructive ownership rules, holders of Steelcase common stock (particularly holders that also own actually or constructively HNI stock before the mergers) should consult their tax advisors as to the possibility that all or a portion of any cash received in the exchange for their shares of Steelcase common stock will be treated as a dividend.
Non-U.S. Holders
Subject to the discussion below regarding possible dividend treatment and the discussion under the heading “Backup Withholding and Information Reporting” below, a Non-U.S. Holder of Steelcase common stock generally will not be subject to U.S. federal income or withholding tax on the exchange of shares of Steelcase common stock for shares of HNI common stock and/or cash in the mergers unless:
•
the gain is “effectively connected” with a U.S. trade or business of such Non-U.S. Holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or a fixed base in the United States maintained by such Non-U.S. Holder), in which case the Non-U.S. Holder generally will be subject to tax on such gain in the same manner as a U.S. Holder and, if the Non-U.S. Holder is a foreign corporation, may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•
the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the mergers and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to a 30% tax on the Non-U.S. Holder’s net gain realized in the mergers, which may be offset by U.S. source capital losses of the Non-U.S. Holder, if any.

As discussed above under “U.S. Holders—Treatment as a Dividend,” it is possible that a holder of Steelcase common stock may be required to treat any gain recognized or cash received as a dividend to the extent of such holder’s ratable share of the undistributed earnings and profits of Steelcase if such holder’s percentage ownership in HNI (including HNI stock that the holder is deemed to own under certain attribution rules) after the mergers is not meaningfully reduced from what the holder’s percentage ownership would have been if the holder had received solely shares of HNI common stock rather than cash and HNI common stock, if any, in the mergers, which is referred to as a dividend equivalent transaction. To the extent that any cash merger consideration paid to a Non-U.S. Holder is treated as a dividend, the amount of such dividend may be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Non-U.S. Holder’s should consult their tax advisors as to the possibility that all or a portion of any cash received in the exchange for their shares of Steelcase common stock will be treated as a dividend, and, if so, whether their cash consideration may be subject to withholding tax.
Reporting Requirements
Each holder of shares of Steelcase common stock who receives shares of HNI common stock in the mergers is required to retain permanent records pertaining to the mergers and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Steelcase common stock exchanged and the amount of HNI common stock and cash received in exchange therefor. Holders of shares of Steelcase common stock are urged to consult with their tax advisors to comply with these rules.
Backup Withholding and Information Reporting
A holder of shares of Steelcase common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently, at a rate of 24%) on any cash payments received in the mergers, including payments of cash in lieu of fractional shares, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.
This discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

DESCRIPTION OF HNI CAPITAL STOCK
As a result of the merger, holders of Steelcase common stock will receive shares of HNI common stock and all Steelcase shareholders will become HNI shareholders. The following description summarizes the terms of HNI’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Iowa law, the HNI articles of incorporation and the HNI bylaws. The HNI articles and the HNI bylaws currently in effect are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.
As of the date of this joint proxy statement/prospectus, HNI’s authorized capital stock consists of two hundred million (200,000,000) shares of common stock, par value $1.00 per share, and two million (2,000,000) shares of serial preferred stock, par value $1.00 per share (“HNI preferred stock”). As of June 28, 2025, there were 45,804,236 shares of HNI common stock issued and outstanding and no shares of HNI preferred stock issued and outstanding. All outstanding shares of HNI capital stock are fully paid and non-assessable.
HNI Common Stock
Dividends
Subject to the rights of the holders of any outstanding shares of preferred stock, holders of HNI common stock are entitled to receive dividends when, as and if declared by the HNI board of directors out of funds legally available thereof.
Voting Rights
Each holder of HNI common stock is entitled to one vote for each share held on all matters voted upon by holders of HNI common stock, including the election of directors. HNI common stock does not have cumulative voting rights. Election of directors is decided by holders of a majority of the shares entitled to vote and present in person or by proxy at a meeting for the election of directors.
Other Rights
In the event of HNI’s involuntary liquidation, dissolution or winding up, after the payment or provision for payment of HNI’s debts and other liabilities and the preferential amounts to which holders of HNI preferred stock are entitled (if any shares of preferred stock are then outstanding), the holders of HNI common stock are entitled to share ratably in HNI’s remaining assets.
Fully Paid and Nonassessable
The outstanding shares of HNI common stock are fully paid and nonassessable.
Preemptive or Other Rights
HNI common stock has no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable to it.
Listing
HNI common stock is listed on the NYSE under the trading symbol “HNI”.
Anti-Takeover Effects of HNI Articles of Incorporation and By-Laws and Iowa law
Certain provisions of the HNI articles of incorporation and by-laws and Iowa law could make HNI’s acquisition by a third party, a change in HNI’s incumbent management, or a similar change in control more difficult, including:
•	an acquisition of HNI by means of a tender or exchange offer;
•	an acquisition of HNI by means of a proxy contest or otherwise; or
•	the removal of a majority or all of HNI’s incumbent officers and directors.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of HNI to first negotiate with the HNI board of directors. HNI believes these provisions help to protect HNI’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure HNI, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the ability to negotiate with the proponent could result in an improvement of the terms of the proposal. This description is intended as a summary only and is qualified in its entirety by reference to the HNI articles of incorporation and HNI by-laws and Iowa law.
Blank Check Preferred Stock
The HNI board of directors, without shareholder approval, has the authority under the HNI articles of incorporation to issue preferred stock with rights superior to the rights of the holders of HNI common stock.
Number of Directors; Removal; Filling Vacancies
The HNI articles of incorporation provide that the number of directors shall be fixed by the HNI by-laws, which the HNI board or directors can amend without shareholder approval. The HNI by-laws default to Iowa law with respect to the removal of directors. Iowa law provides that directors may be removed with or without cause where the votes cast by shareholders favoring the action exceed the votes cast by shareholders opposing the action at a shareholder’s meeting at which a quorum is present where one of the purposes of the meeting is to remove one or more directors. A director cannot be removed by written consent of shareholders unless written consents are obtained from the holders of all the outstanding shares entitled to vote on the removal of the director. The HNI by-laws provide that vacancies on the HNI board or directors may be filled by a majority vote of the remaining directors, even though less than a quorum. Iowa law also provides that shareholders may fill any vacancy on the HNI board of directors.
Shareholder Action
Iowa law provides that shareholders may act outside of a meeting if one or more written consents describing the action taken are signed by the holders of outstanding shares having not less than ninety percent (90%) of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted.
Shareholder Meetings
The HNI by-laws provide that shareholders can only call a special meeting with the approval of holders of not less than fifty percent (50%) of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting and subject to compliance with the procedures set forth in the HNI by-laws, including submitting a request in writing to the HNI board of directors to fix a record date for purpose of determining shareholders entitled to demand a special meeting. The HNI by-laws also provide that the business of special meetings of shareholders shall be confined to the purposes stated in the notice of the meeting.
Requirements for Advance Notification of Shareholder Nominations and Proposals
The HNI by-laws provide that a shareholder seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting of shareholders, must provide timely notice of this intention in writing. To be timely, a shareholder must deliver the notice in writing to HNI’s corporate secretary at HNI’s principal executive offices not less than 90 and not more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders, subject to certain exceptions. The HNI by-laws also specify requirements as to the form and content of the shareholder’s notice.
Classified Board of Directors
The HNI board of directors is divided into three classes, as nearly equal in number as is reasonably possible, serving staggered terms. One class of directors is elected at each annual meeting to serve a term of three years.
Iowa Business Combination Statute
HNI is subject to the provisions of Section 490.1110 of the IBCA (the “business combination statute”). Under the business combination statute, certain “business combinations” between an Iowa corporation whose stock is listed on a national securities exchange or authorized for quotation on the national association of securities dealers automated quotations or held of record by more than 2,000 shareholders and an “interested shareholder” are prohibited for a three-year period following the date that such person became an interested shareholder, unless: (i) prior to the time the interested shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the interested shareholder becoming an interested shareholder; (ii) at or subsequent to the time the interested shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (such approval shall not be by written consent) by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock which is not owned by the interested shareholder; or (iii) upon consummation of the transaction that made it an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors and officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer). The three-year prohibition also does not apply to certain business combinations proposed by an interested shareholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested shareholder during the previous three years. The term “business combination” is defined generally to include mergers or consolidations between an Iowa corporation and an “interested shareholder,” transactions with an “interested shareholder” involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested shareholder’s percentage ownership of stock. The term “interested shareholder” is defined generally as a shareholder who, together with affiliates and associates, owns (or, within three years prior, did own) 10% or more of an Iowa corporation’s voting stock.

COMPARISON OF SHAREHOLDERS’ RIGHTS
HNI is organized under the laws of the State of Iowa and Steelcase is organized under the laws of the State of Michigan. The following is a summary of the material differences between (1) the current rights of holders of Steelcase common stock under Michigan law and the Steelcase articles of incorporation and Steelcase by-laws and (2) the current rights of holders of HNI common stock under Iowa law and the HNI articles of incorporation and HNI by-laws.
HNI and Steelcase believe that this summary describes the material differences between the rights of holders of HNI common stock as of the date of this joint proxy statement/prospectus and the rights of holders of Steelcase common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. The summary is qualified in its entirety by reference to HNI’s and Steelcase’s governing documents, which we urge you to read carefully and in their entirety. Copies of HNI’s and Steelcase’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”

	Steelcase	HNI
Authorized Capital Stock
The Steelcase articles of incorporation authorize the issuance of:

(i)
475,000,000 shares of class A common stock, no par value;

(ii)
475,000,000 shares of class B common stock, no par value; and

(iii)
50,000,000 shares of preferred stock, including (a) 20,000 shares of class A preferred stock, par value $100 per share, and (b) 200,000 shares of class B preferred stock, par value $50 per share.

Pursuant to the Steelcase articles of incorporation, the Steelcase board of directors is authorized to issue one or more series and may determine, with respect to the series, the designations, voting powers (if any), preferences, relative rights, qualifications, limitations and restrictions of any such shares.

The HNI articles of incorporation authorize the issuance of:

(i)
200,000,000 shares of common stock, with a par value of $1.00 per share; and

(ii)
2,000,000 shares of preferred stock, with par value of $1.00 per share.

Pursuant to the HNI articles of incorporation, the HNI board of directors is authorized to cause shares of preferred stock to be issued in one or more series and, subject to the limitations set forth in the IBCA, may fix and determine the relative rights and preferences of the shares of any series. All preferred shares shall be identical, except as to the relative rights and preferences as to which the IBCA permits variations between different series.

Outstanding Shares
As of the close of business on the record date, 114,842,079 shares of Steelcase class A common stock were outstanding and no shares of Steelcase class B common stock were outstanding. Steelcase class A common stock is traded on the NYSE under the symbol “SCS”.

As of the close of business on the record date, 45,843,684 common shares of HNI were issued and outstanding and no preferred shares of HNI were outstanding. HNI common shares are traded on the NYSE under the symbol “HNI”.

Number of Directors
The Steelcase articles of incorporation provide that, except as otherwise fixed by or pursuant to the provisions of the Steelcase articles of incorporation relating to the rights of the holders of any series of preferred stock, the Steelcase board of directors shall

The IBCA requires that the HNI board of directors consist of one or more individuals with the number specified in or fixed in accordance with the articles of incorporation or by-laws. The HNI by-laws provide that the number of directors constituting the HNI

	Steelcase	HNI
be determined by resolution adopted by a majority of the entire board of directors, but the number shall not be less than three. The Steelcase board of directors currently consists of 10 members.
board of directors shall be fixed from time to time by resolution of the HNI board of directors adopted by the affirmative vote of a majority of the number of directors present at a meeting at which a quorum is present. The HNI board of directors may increase or decrease the number of directors from time to time by amendment of the HNI by-laws, but no decrease shall have the effect of shortening the term of any incumbent director. Any new directorships shall be assigned to classes, and any decrease in the number of directors shall be scheduled, so the three classes of directors shall be as nearly equal in number as possible. Any directorship to be filled by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office even if less than a quorum. The HNI board of directors currently consists of 10 members, which will increase to 12 members upon the first effective time.

Election and Classes of Directors
The Steelcase articles of incorporation provide that directors shall be elected by the affirmative vote of the majority of the votes cast by the shares represented in person or by proxy and entitled to vote at any meeting for the election of directors at which a quorum is present; provided that, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of the votes cast by the shares represented in person or by proxy and entitled to vote at any such meeting, where a majority of the votes cast means that the number of votes cast “for” a nominee exceeds the votes cast “against” or “withheld” with respect to the nominee.

The Steelcase articles of incorporation provide that other than those who may be elected by the holders of any series of Preferred Stock pursuant to the terms of the Steelcase articles of incorporation, directors will be elected annually for terms of one year. All directors shall be elected for terms expiring at the next annual meeting of shareholders and until such directors’ successors shall have been elected and qualified. The election of directors need not be by written ballot.

The HNI by-laws provide that the HNI board of directors is divided into three classes of directors, each of which shall be as nearly equal in number as possible. At each annual meeting of the shareholders, a number of directors equal to the number of directors in the class whose term expires at the annual meeting shall be elected for a term ending when directors are elected at the third succeeding annual meeting. Directors may also be elected at a special meeting of shareholders called by HNI for the purpose of electing one or more directors. In an uncontested election, a nominee for director is elected if the votes cast “FOR” such nominee’s election exceed the votes cast “AGAINST” such nominee’s election. In a contested election, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

	Steelcase	HNI
Removal of Directors
The MBCA provides that one or more directors may be removed with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors to the board, although the articles of incorporation may provide that directors may be removed only for cause or may require a higher vote for removal without cause. The Steelcase articles of incorporation provide that, except as otherwise provided for or fixed by or pursuant to the provisions of the Steelcase articles of incorporation relating to the rights of the holders of any series of preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of stock of Steelcase entitled to vote for the election of directors, voting together as a single class, where “cause” means the willful and continuous failure of a director to substantially perform such director’s duties to Steelcase (other than any such failure resulting from incapacity due to physical or mental illness) or the willful engaging by a director in gross misconduct materially and demonstrably injurious to Steelcase.

Iowa law provides that directors may be removed with or without cause by shareholders if, at a meeting called for the purpose of removing a director with notice stating that removal of the director is a purpose of the meeting, the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. Iowa law also provides that a corporation’s articles of incorporation may require that a director be removed only for cause and may require a greater number of votes required to remove a director. The HNI articles of incorporation contain no such provision.

Filling Vacancies on the Board of Directors
The Steelcase articles of incorporation provide that, except as otherwise provided for or fixed by or pursuant to the provisions of the Steelcase articles of incorporation relating to the rights of the holders of any series of preferred stock, any vacancy on the Steelcase board of directors resulting from death, resignation, removal or other cause and any newly created directorship resulting from any increase in the authorized number of directors between meetings of shareholders shall be filled only by the affirmative vote of a majority of all the directors then in office, even though less than a quorum, and any director so chosen shall hold office for the remainder of the full term of the director to whom the vacancy relates or in the case a new directorship was created, until the next annual meeting of shareholders following such director’s election and, in each case, until such director’s successor shall have

The HNI by-laws provide that, any vacancy occurring in the HNI board of directors for any reason, and any directorship to be filled by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office even if less than a quorum. A director elected to fill a vacancy or by reason of an increase in the number of directors shall be elected for the unexpired term of his or her predecessor in office or the unexpired term of the class of directors to which his or her new directorship is assigned. If a director is elected to fill a vacancy caused by the resignation of a predecessor whose resignation has not yet become effective, the new director’s term shall begin when his or her predecessor’s resignation becomes effective. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

	Steelcase	HNI

been elected and qualified or until his or her earlier death, resignation or removal from office in accordance with the Steelcase articles of incorporation or any applicable law or pursuant to an order of a court. If there are no directors in office, then an election of directors may be held in the manner provided by applicable law.

Nomination of Director Candidates by Shareholders
The Steelcase by-laws provide that any shareholder of record entitled to vote for the election of directors at a meeting may nominate persons for election as directors only if timely written notice of such shareholder’s intent to make such nomination is properly given, either by personal delivery or by United States mail, postage prepaid, to the Secretary. To be timely, a shareholder’s notice must be delivered to or mailed and received at the principal executive offices of the corporation (i) with respect to an election to be held at an annual meeting of shareholders, not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder to be timely must be so given not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees to be elected at such meeting. In no event shall the adjournment or postponement of an annual meeting of shareholders or a special meeting of shareholders for the election of directors, or the public announcement of such an adjournment or

Iowa law does not provide shareholders with any specific rights regarding shareholder nominations for election to the board of directors. The HNI by-laws provide that for an HNI shareholder properly to nominate a candidate for election as a director at a meeting of shareholders, the shareholder must (i) be a shareholder of record at the time of giving notice, (ii) be entitled to vote at the meeting in the election of directors and (iii) have given timely notice in writing and in proper form to HNI’s secretary, including the completed and signed questionnaire, representation and agreement required under The HNI by-laws and described further below. To be timely, a shareholder’s notice must be delivered to HNI’s secretary at HNI’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the shareholder, to be timely, must be delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of the meeting is first made. In no event will any adjournment or postponement of an annual meeting of shareholders, or the public announcement of an adjournment or postponement, commence a new time period for the giving of a shareholder’s notice as described above.

To be in proper written form, a shareholder’s nomination notice to HNI must set forth certain information and

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postponement, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

To be in proper written form, a shareholder’s nomination notice to Steelcase must set forth certain information and representations about the nominating shareholder and its nominee, as more particularly set forth in the Steelcase by-laws.

representations about the nominating shareholder and its nominee, as more particularly set forth in the HNI by-laws. Except as otherwise provided by law or the HNI by-laws, the chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set out in the HNI by-laws and, if any proposed nomination is not in compliance with HNI’s by-laws, to declare the defective proposal or nomination be disregarded. Neither the HNI by-laws nor the HNI articles of incorporation expressly provide HNI shareholders proxy access for the nomination of directors.

Shareholder Proposals
The Steelcase by-laws provide that, for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given written notice thereof, either by personal delivery or by United States mail, postage prepaid, to Steelcase’s secretary at the principal executive offices of the corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the shareholder must be so given not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the adjournment or postponement of an annual meeting of shareholders, or the public announcement of such an adjournment or postponement, commence a new time period (or extend any time period) for the giving of a shareholder’s notice as described above.

To be in proper written form, a shareholder’s nomination notice to Steelcase must set forth certain information and representations about the nominating shareholder and its nominee, as more particularly set forth in the Steelcase by-laws.

Iowa law does not provide shareholders with any specific rights to make shareholder proposals.

The HNI by-laws provide that for business to be properly requested by a shareholder to be brought before a meeting of the shareholders, the shareholder must (i) be a shareholder of record at the time of giving notice, (ii) be entitled to vote at the meeting and (iii) have given timely notice in writing and in proper form to HNI’s secretary. To be timely, a shareholder’s notice must be delivered to HNI’s secretary at HNI’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders; provided, however, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date, notice by the shareholder, to be timely, must be delivered not earlier than 120 days prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of the meeting is first made. In no event will any adjournment or postponement of an annual meeting of shareholders, or the public announcement of an adjournment or postponement, commence a new time period for the giving of a shareholder’s notice as described above.

To be in proper written form, a shareholder’s notice to HNI’s secretary must

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set forth certain information and representations about such shareholder and each matter such shareholder proposes to bring before the meeting, as more particularly set forth in the HNI by-laws. Notwithstanding the other provisions of the HNI by-laws, an HNI shareholder seeking to propose business to be considered by the shareholders at an annual meeting of shareholders shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. Nothing in the HNI by-laws shall be deemed to affect any rights of shareholders to request inclusion of proposals in HNI’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Except as otherwise provided by law or the HNI by-laws, the chairman of the meeting shall have the power and duty to determine whether any business proposed to be brought before the meeting was made in accordance with the procedures set out in the HNI by-laws and, if any proposed business is not in compliance with the HNI by-laws, to declare the defective proposal or nomination be disregarded.

Action by Written Consent
The Steelcase articles of incorporation provide that, subject to the rights of the holders of any outstanding series of preferred stock, any action required or permitted to be taken by the Steelcase shareholders may be effected by unanimous written consent of all shareholders entitled to vote on such action.

Under the MBCA, any action that is required or permitted to taken at any annual or special meeting of shareholders of a corporation may also be taken by shareholders without a meeting, without prior notice and without a vote if before or after the action all shareholders entitled to vote consent thereto in writing. In addition, if a corporation’s articles of incorporation so provide, any such action may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares

Under Iowa law, HNI shareholders may take any action required or permitted to be taken at a shareholders’ meeting, without a meeting or vote, if one or more written consents bearing the date of signature and describing the action taken are signed by the holders of outstanding shares having not less than ninety percent (90%) of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted, and are delivered to the corporation for inclusion in the minutes or filing with the corporate records. Otherwise, shareholders are able to take action only at an annual or special meeting called in accordance with the HNI by-laws.

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entitled to vote on the action were present and voted. Steelcase’s articles of incorporation contain no such provision.

Notice of Shareholder Meetings
The Steelcase by-laws require that written notice of all meetings of shareholders, stating the time, place and purposes thereof (and the means of remote communication, if any, by which shareholders and proxy holders may be deemed to be present in person and to vote at the meeting), shall be given to each shareholder of record entitled to vote thereat, at least 10 but not more than 60 days before the date fixed for the meeting, either personally or by mail (notice by mail shall be deemed given when mailed).

The HNI by-laws provide that written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten days (unless a longer period shall be required by law) nor more than 60 days before the date of the meeting, either in person; by mail or other method of delivery; or by electronic means (if the recipient consents in writing to electronic delivery), by or at the direction of HNI’s president, secretary or the officer or persons calling the meeting, to shareholders of record entitled to vote at the meeting. If mailed postpaid, the notice shall be deemed delivered when deposited in the United States mail addressed to the shareholder at the address as it appears on HNI’s stock transfer books. If given by other method of delivery, the notice shall be deemed delivered when transmitted to the shareholder in a manner authorized by the HNI by-laws.

Quorum at Shareholder Meetings
The Steelcase by-laws provide that the holders of a majority of the voting power of shares entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by express provision of statute or by the articles of incorporation; provided, however, that when any specified action is required to be voted upon by a class or series of shares voting as a class or series, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified action. Without limitation to Steelcase’s adjournment process in the Steelcase by-laws, if there shall be no quorum, the shares present by majority vote may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, when any business may be transacted which might have been transacted at the meeting as first convened had there been a quorum; however, if after the adjournment the board fixes a new record date for the adjourned

The HNI by-laws provide that a majority of the outstanding common shares entitled to vote, represented in person, by proxy or by remote participation, shall constitute a quorum at any meeting of shareholders. Any meeting of shareholders may be adjourned from time to time and to any place, without further notice, by the Chairman or the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented at the meeting, even if less than a quorum. At any adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the original meeting.

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meeting, notice of the time, place and purposes of such meeting shall be given to each shareholder of record on the new record date. Once a quorum shall have been determined to be present, the shareholders present in person or by proxy at any meeting may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Shareholder Rights Plan	Steelcase does not have a shareholder rights plan in effect.	HNI does not have a shareholder rights plan in effect.
Applicability of Business Combination Chapter
Pursuant to Section 783 of the MBCA, Steelcase has expressly elected to be subject to the provisions of Section 780 of the MBCA.

Section 783 of the MBCA provides that: (1) Unless the articles or bylaws of a corporation specifically provide otherwise, the requirements of Section 780 of the MBCA shall not apply to business combinations of a corporation that on the effective date of this chapter had an existing interested shareholder, whether the business combination is with the existing shareholder, with any other person that becomes an interested shareholder after the effective date of this chapter, or a present or future affiliate of an existing interested shareholder. However, the board of directors of a corporation may elect by resolution to be subject, in whole or in part, as to specifically identified or unidentified interested shareholders, to the requirements of Section 780; (2) The articles or bylaws of a corporation may provide that if the board of directors adopts a resolution as described above, the resolution shall be subject to approval of the shareholders in the manner and by the vote specified in the articles or bylaws; and (3) An election under Section 783 of the MBCA may be added to but may not be altered or repealed except by an amendment to the articles of incorporation which was adopted by a vote of shareholders pursuant to the requirements of Section 784(1)(b) of the MBCA. That section provides that the requirements of Section 780 don’t apply to a corporation whose original articles of incorporation contain a provision that expressly elects not

Section 490.1110 of the IBCA generally prohibits an Iowa corporation from engaging in any business combination with an interested shareholder for a period of three years following the time that the shareholder became an interested shareholder, unless: (a) prior to the time the shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least eighty-five percent (85%) of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned by persons who are directors and officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to the time the shareholder became an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding voting stock which is not owned by the interested shareholder, provided that such approval shall not be by written consent.

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to be governed by Chapter 7 of the MBCA, or whose shareholders adopt an amendment to the articles of the corporation to such effect after May 29, 1984 by a vote of at least 90% of the votes of each class of stock entitled to be cast by the shareholders of the corporation and at least 2/3 of the votes of each class of stock entitled to be cast by the shareholders of the corporation other than voting shares beneficially owned by interested shareholders of the corporation.

Section 780 of the MBCA provides that, in addition to any vote otherwise required by law or the articles of the corporation, a business combination shall require an advisory statement from the board of directors and approval by an affirmative vote of both of the following:

(a)
Not less than 90% of the votes of each class of stock entitled to be cast by the shareholders of the corporation.

(b)
Not less than 2/3 of the votes of each class of stock entitled to be cast by the shareholders of the corporation other than voting shares beneficially owned by the interested shareholder who is, or whose affiliate is, a party to the business combination or an affiliate or associate of the interested shareholder.

The MBCA defines a “business
combination” as any 1 or more of the following:

(a)
any merger, conversion, consolidation, or share exchange of the corporation or any subsidiary that alters the contract rights of the shares as expressly set forth in the articles of incorporation or that changes or converts, in whole or in part, the outstanding shares of the corporation with either: (i) any interested shareholder or (ii) any other corporation, whether or not itself an interested shareholder, that is, or after the merger, conversion, consolidation, or share exchange would be, an affiliate of an interested shareholder that was an interested shareholder before the transaction;

Section 490.1110 of the IBCA defines “business combination,” with respect to a corporation and an interested shareholder of such corporation, as meaning any of the following: (1) a merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with the interested shareholder, or with any other corporation, partnership, unincorporated association, or other entity if the mergers or consolidation is caused by the interested shareholder and as a result of such merger the surviving entity is not subject to subsection 1, (2) a sales, lease, exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, except proportionately as a shareholder of such corporation, to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (3) a transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or of such subsidiary to the interested shareholder, except for the following: (a) pursuant to the exercise, exchange, or conversion of securities exercisable for, exchangeable for, or convertible into stock of the corporation or such subsidiary which securities were outstanding prior to the time that the interested shareholder became an interested shareholder; (b) pursuant to a merger under Section 490.1105 of the IBCA; (c) pursuant to a distribution paid or made, or the exercise, exchange, or conversion of securities exercisable for, exchangeable for, or convertible into stock of such corporation or any such subsidiary, which stock is distributed pro rata to all holders of a class or series of stock of the corporation subsequent to the time the interested shareholder became an interested shareholder; (d) pursuant to an exchange

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(b)
Any sale, lease, transfer, or other disposition, except in the usual and regular course of business, in 1 transaction or a series of transactions in any 12-month period, to any interested shareholder or any affiliate of any interested shareholder, other than the corporation or any of its subsidiaries, of any assets of the corporation or any subsidiary having, measured at the time the transaction or transactions are approved by the board of directors of the corporation, an aggregate book value as of the end of the corporation’s most recently ended fiscal quarter of 10% or more of its net worth;

(c)
The issuance or transfer by the corporation, or any subsidiary, in 1 transaction or a series of transactions, of any equity securities of the corporation or any subsidiary that have an aggregate market value of 5% or more of the total market value of the outstanding shares of the corporation to any interested shareholder or any affiliate of any interested shareholder, other than the corporation or any of its subsidiaries, except pursuant to the exercise of warrants or rights to purchase securities offered pro rata to all holders of the corporation’s voting shares or any other method affording substantially proportionate treatment to the holders of voting shares;

(d)
The adoption of any plan or proposal for the liquidation or dissolution of the corporation in which anything other than cash will be received by an interested shareholder or any affiliate of any interested shareholder; and

(e)
Any reclassification of securities, including any reverse stock split, or recapitalization of the corporation, or any merger, conversion, consolidation, or share exchange of the corporation with any of its subsidiaries that has the effect, directly or indirectly, in 1 transaction or a series of transactions, offer by the corporation to purchase stock made on the same terms to all holders of the stock; (e) any issuance or transfer of stock by the corporation, provided, however, that in no case under subparagraph divisions (c) and (d) and this subparagraph division shall there be an increase in the interested shareholder’s proportionate share of the stock of any class or series of the corporation or of the voting stock of the corporation, (4) a transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or of any such subsidiary which is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested shareholder, and (5) the receipt by the interested shareholder of the benefit, directly or indirectly, except proportionately as a shareholder of such corporation, of any loans, advances, guarantees, pledges, or other financial benefits, other than those expressly permitted in subparagraphs (1) through (4), provided by or through the corporation or any direct or indirect majority-owned subsidiary.

Section 490.1110 of the IBCA defines “interested shareholder” as meaning any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of ten percent (10%) or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of ten percent (10%) or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person. “Interested shareholder” does not include a person whose ownership of shares in excess of the ten percent (10%) limitation is the

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of increasing by 5% or more of the total number of outstanding shares, the proportionate amount of the outstanding shares of any class of equity securities of the corporation or any subsidiary that is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

Under Section 782 of the MBCA, a board
directors has the power to exempt transactions with particular interested shareholders prior to the time the person first becomes an interested shareholder. In accordance with this provision, the Steelcase board of directors has exempted the Merger Agreement and the mergers from the voting requirements of Chapter 7A.

result of action taken solely by the corporation, provided that such person is an interested shareholder if, after such action by the corporation, the person acquires additional shares of voting stock of the corporation, other than as a result of further corporate action not caused, directly or indirectly, by such person. For purposes of determining whether a person is an interested shareholder, the outstanding voting stock of the corporation does not include any other unissued stock of the corporation which may be issuable pursuant to any agreement, arrangement, or understanding, or upon exercise of conversion rights, warrants, or options, or otherwise.

HNI has not included a provision in its articles of incorporation or bylaws electing not to be governed by Section 490.1110 of the IBCA and is therefore subject to such provision.

Indemnification of Directors and Officers
The Steelcase by-laws provide that the corporation shall, to the fullest extent authorized or permitted by the MBCA, (a) indemnify any person, and their heirs, personal representatives, executors, administrators and legal representatives, who was, is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation (including a subsidiary corporation), limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise, whether or not for profit, or by reason of anything done by such person in such capacity (collectively, “Covered Matters”) and (b) pay or reimburse the reasonable expenses incurred by such person and their heirs, executors, administrators and legal representatives in connection with any Covered Matter in advance of final disposition of such Covered Matter. The corporation may provide such other indemnification to directors, officers,

Section 490.851 of the IBCA permits a corporation to indemnify any person who is a party to a proceeding because the individual is a director against liability incurred in the proceeding if (1) the director’s conduct was in good faith, (2) the director reasonably believed (a) in the case of conduct in an official capacity, that the director’s conduct was in the best interests of the company, (b) in all other cases, that the director’s conduct was at least not opposed to the best interests of the corporation, and (3) in the case of any criminal proceeding, the director had no reason to believe the director’s conduct was unlawful. A corporation shall not indemnify a director in connection with a proceeding by or in the right of the corporation, except for expenses incurred, or in connection with any proceeding with respect to conduct for which the director was adjudged liable on the basis of receiving a financial benefit to which the director was not entitled, regardless of whether it involved action in the director’s official capacity.

Under Section 490.582 of the IBCA, a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding

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employees and agents by insurance, contract or otherwise as is permitted by law and authorized by the board of directors.

Under Sections 561 and 562 of the MBCA, a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another entity. Indemnification may be made against expenses, including attorneys’ fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in connection with the action, suit, or proceeding. However, no indemnification may be made, in any action by or in the right of the corporation, for a claim, issue or matter in which the person has been found liable to the corporation, and indemnification for reasonable expenses incurred with respect to any such claim, issue or action is permitted only to the extent separately ordered by a court.

Indemnification is permitted only if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action, if the person had no reasonable cause to believe his or her conduct was unlawful. However, to the extent that a director or officer has been successful on the merits or otherwise in defense of such an action, suit, or proceeding, or in defense of a claim, issue, or matter in such an action, suit, or proceeding, he or she is entitled to indemnification against actual and reasonable expenses, including attorneys’ fees, incurred by him or her in connection with the action, suit, or proceeding and an action, suit, or proceeding brought to to which the director was a party because the director is or was a director of the corporation against expenses incurred by the director in connection with the proceeding. Section 490.853 of the IBCA permits a corporation, before final disposition of a proceeding, to advance funds to pay for or reimburse expenses incurred in connection with the proceeding by an individual who is a party to the proceeding because that individual is a director, if authorized by the board and the director delivers to the corporation a signed written undertaking of the director to repay any funds advanced if it is ultimately determined that the director is not entitled to indemnification. Section 490.856 of the IBCA provides that a corporation may indemnify and advance expenses to an officer who is a party to a proceeding because the person is an officer to the same extent as a director and, if the person is an officer but not a director, to such further extent as may be provided by the articles of incorporation or by-laws, or by resolution adopted or a contract approved by the board of directors. In addition, Section 490.857 of the IBCA grants express power to a corporation to purchase and maintain insurance on behalf of an individual who is a director or officer of the corporation, or who, while a director or officer of the corporation, serves at the corporation’s request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, or a joint venture, trust, employee benefit plan, or other entity, against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director or officer, regardless of whether the corporation would have power to indemnify or advance expenses to the individual against the same liability.

The HNI by-laws provide that HNI may indemnify a director or officer who is a party to a proceeding against liability incurred by the director or officer in the proceeding to the maximum extent permitted by and in the manner prescribed by the IBCA, including advancement of expenses. HNI may also enter into indemnification agreements consistent with

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enforce the mandatory indemnification. Except when ordered by a court or when the indemnified person has been successful in defense of a claim as described above, indemnification may be provided by the corporation only as authorized in the specific case and only upon a determination, in the manner specified by the MBCA, that the person has met the applicable standard of conduct for indemnification and that the expenses and any amounts paid in settlement were reasonable. A corporation may pay or reimburse a person’s reasonable expenses in advance of the final disposition of an action if the person undertakes in writing to repay the advance if it is ultimately determined that he or she did not meet the applicable standard of conduct, if any, required for indemnification under the circumstances.

the IBCA with each director and the officers the HNI board of directors deems appropriate from time to time.

The HNI articles of incorporation provide that no director shall be liable to HNI or its shareholders for money damages for any action taken, or any failure to take any action, as a director, except that HNI shall not indemnify against liability for (a) the amount of financial benefit received by a director to which the director is not entitled, (b) an intentional infliction of harm on HNI or the shareholders, (c) a violation of Section 490.833 of the IBCA relating to directors’ liability for unlawful distributions, or (d) an intentional violation of criminal law.

Amendments to Articles/Articles of Incorporation and By-laws/Regulations
Under the MBCA, an amendment to the articles of incorporation generally requires (1) the approval of the board of directors, (2) the affirmative vote of a majority of the outstanding shares entitled to vote upon the proposed amendment and (3) the affirmative vote of a majority of the outstanding shares of any class or series entitled to vote thereon as a class, if any.

Under Section 615 of the MBCA, holders of outstanding shares of a class may vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the articles of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of the class, or alter or change the powers, preferences or special rights of the shares of the class or other classes so as to affect the class adversely. If a proposed amendment would alter or change the powers, preferences or special rights of a class so as to affect adversely 1 or more series of a class, but not the entire class, then only the shares of the 1 or more series affected by the amendment shall as a group be considered a single class and entitled to vote separately as a class.

The Steelcase articles of incorporation provide that, in addition to any requirements of law and any other provisions of the Steelcase articles of incorporation (and

Section 490.1003 of the IBCA provides that, following an amendment’s adoption by the HNI board of directors, subject to certain exceptions, the shareholders of an Iowa corporation, at a meeting held for that purpose, may adopt an amendment to the corporation’s articles of incorporation by approval of the shareholders at a meeting at which a quorum consisting of a majority of the votes entitled to be cast on the amendment exists, and, if any class or series of shares is entitled to vote as a separate group on the amendment, subject to certain exceptions, the approval of each such separate voting group at a meeting at which a quorum of the voting group exists consisting of a majority of the votes entitled to be cast on the amendment by that voting group. The holders of outstanding shares of a class are entitled to vote as a separate voting group on a proposed amendment that would affect the rights of the shares of the class, even if the articles of incorporation provide that the shares are nonvoting shares.

According to Section 6.03 of the HNI articles of incorporation, these IBCA default rules apply to amendments of HNI’s articles of incorporation.

Section 490.1020 of the IBCA provides that by-laws of an Iowa corporation may be amended or repealed by the corporation’s

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notwithstanding the fact that a lesser percentage may be specified by law or the Steelcase articles of incorporation), the affirmative vote of the holders of 66-2/3% or more of the combined voting power of the then outstanding shares of capital stock of all classes and series of Steelcase entitled to vote generally on matters requiring the approval of shareholders, voting together as a single class (a “Supermajority Vote”), shall be required to (i) alter, amend or repeal, or adopt any provision of the Steelcase articles of incorporation which is inconsistent with, any provision of Sections 2 (Preferred Stock) and 3 (Common Stock) of Article V (Capital Stock) and Articles VIII (Shareholder Action; No Cumulative Voting), IX (Michigan Business Combination Act) or X (By-laws) or XI (Amendments) of the Steelcase articles of incorporation and (ii) approve any merger of Steelcase which would, directly or indirectly, have the effect of making changes to the Steelcase articles of incorporation that would require a Supermajority Vote if effected directly as an amendment to the Steelcase articles of incorporation.

The Steelcase by-laws provide that any by-law (other than the article regarding amendments) may be adopted, repealed, altered or amended by a majority of the entire board at any meeting thereof. The shareholders of the corporation shall have the power to amend, alter or repeal any provision of the Steelcase by-laws only to the extent and in the manner provided in the Steelcase articles of incorporation.

shareholders. Section 490.1020 provides that, subject to certain exceptions, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the articles of incorporation reserve that power exclusively to the shareholders in whole or part. The HNI articles of incorporation do not reserve such power exclusively to the shareholders. HNI’s articles of incorporation provide that shareholders may adopt, approve, amend or ratify provisions of the by-laws by the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote. By-laws adopted by the shareholders shall have the same force and effect as if such provisions were included in the HNI articles of incorporation and shall not be construed as having any less force or effect by reason of being included in the HNI by-laws rather than the HNI articles of incorporation.

Appraisal Rights
Under the MBCA, unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from the consummation of a plan of merger to which the corporation is a party as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action. Steelcase’s articles of incorporation and by-laws contain no such provision and the board has adopted no such resolution. Therefore, Steelcase shareholders will not be entitled to appraisal rights in connection with the Merger.

Under the IBCA, unless otherwise provided in the articles of incorporation, dissenting shareholders of an Iowa corporation being merged into or consolidated with another corporation are entitled to appraisal rights, which is the right to dissent from certain corporate actions and demand payment of the fair cash value of their shares. Appraisal rights shall not be available for holders of shares of any class or series of shares which is: (i) a covered security under section 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended or (ii) traded in an organized market and has at least two thousand shareholders and a

	Steelcase	HNI

market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives and directors, and by any beneficial shareholder and any voting trust beneficial owner owning more than ten percent (10%) of such shares. The IBCA provides that, subject to certain limitations, shareholders of an acquiring corporation are not entitled to appraisal rights in connection with a plan of merger or plan of share exchange.

Forum for Adjudication of Disputes	Neither the Steelcase articles of incorporation nor the Steelcase by-laws provide for an exclusive forum for shareholders.
The HNI by-laws provide that, unless HNI consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of Iowa and the Iowa District Court for Muscatine County (the “Iowa Court”) shall be the exclusive forums for any shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of HNI, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of HNI to HNI or HNI’s shareholders, (iii) any action asserting a claim against HNI, its current or former directors, officers or employees arising pursuant to any provision of the IBCA or HNI’s articles of incorporation or by-laws, or (iv) any action asserting a claim against HNI, its current or former directors, officers or employees governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Iowa Court determines that there is an indispensable party not subject to the jurisdiction of the Iowa Court (and the indispensable party does not consent to the personal jurisdiction of the Iowa Court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Iowa Court, or for which the Iowa Court does not have subject matter jurisdiction.

LEGAL MATTERS
The validity of the shares of HNI common stock in connection with the mergers will be passed upon for HNI by Steven M. Bradford, Senior Vice President, General Counsel and Secretary of HNI. Mr. Bradford is paid a salary by HNI, is a participant in HNI’s Executive Annual Incentive Plan and equity compensation plans, owns shares of HNI common stock and has options to purchase shares of HNI common stock.
Certain federal income tax consequences of the mergers will be passed upon for HNI by Davis Polk & Wardwell LLP, counsel for HNI, and for Steelcase by Skadden, Arps, Slate, Meagher & Flom LLP, counsel for Steelcase.

EXPERTS
The consolidated financial statements of HNI Corporation as of December 28, 2024 and December 30 2023, and for each of the years in the three-year period ended December 28, 2024, and management’s assessment of the effectiveness of HNI Corporation’s internal control over financial reporting as of December 28, 2024, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The financial statements of Steelcase Inc. as of February 28, 2025 and February 23, 2024, and for each of the three years in the period ended February 28, 2025 incorporated by reference in this Prospectus, and the effectiveness of Steelcase Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS
HNI
A shareholder who wishes to present a proposal for inclusion in the proxy statement for the 2026 Annual Meeting in accordance with Rule 14a-8 under the Exchange Act must deliver the proposal to HNI’s principal executive offices no later than the close of business on November 12, 2025. Submissions must be addressed to the attention of the Corporate Secretary at HNI Corporation, 600 East Second Street, Muscatine, Iowa 52761. The submission by a shareholder of a proposal for inclusion in the proxy statement is subject to regulation by the SEC under Rule 14-8.
In accordance with the HNI by-laws, a shareholder who wishes to propose a nomination of persons for election to the HNI board of directors or other proposal for consideration at the 2026 Annual Meeting, but not for inclusion in next year’s proxy statement, must deliver the proposal to HNI no earlier than January 15, 2026, and no later than the close of business on February 14, 2026. The submission must contain the information specified in Section 2.16(a)(2) of the HNI by-laws and must be delivered to the attention of the Corporate Secretary at HNI Corporation, 600 East Second Street, Muscatine, Iowa 52761. For a description of these informational requirements, you should refer to the HNI by-laws, which HNI has filed with the SEC and which it will provide at no cost upon written request addressed to the attention of the Corporate Secretary at the foregoing address.
In addition to complying with the foregoing advance notice provisions of the HNI by-laws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in connection with the 2026 Annual Meeting in support of director nominees other than HNI’s nominees must provide notice to HNI, as described above, no later than March 16, 2026, that sets forth the information required by Rule 14a-19 under the Exchange Act.
Steelcase
Following completion of the mergers, Steelcase would no longer have public shareholders, and there would be no public participation in future Steelcase shareholder meetings. Accordingly, Steelcase expects to hold a 2026 annual meeting of shareholders (the “Steelcase 2026 annual meeting”) only if, by the time Steelcase would normally hold its annual meeting in 2026, the mergers have not already been completed and Steelcase remains a public company.
Shareholder proposals to be included in Steelcase’s proxy statement for the Steelcase 2026 annual meeting must be submitted to and received by Steelcase by January 28, 2026. Other shareholder proposals to be presented during the Steelcase 2026 annual meeting must be submitted to and received by Steelcase no earlier than March 11, 2026 and no later than April 10, 2026. All shareholder proposals must be sent in the manner and meet the requirements specified in the Steelcase by-laws.

WHERE YOU CAN FIND MORE INFORMATION
HNI and Steelcase file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both HNI and Steelcase. The address of that SEC internet site is http://www.sec.gov.
Investors may also consult the websites of HNI and Steelcase for more information concerning HNI or Steelcase, respectively. The investor relations website of HNI is https://investors.hnicorp.com/home/default.aspx, and the investor relations website of Steelcase is https://ir.steelcase.com/home/default.aspx. The information contained on or accessible through the websites of HNI and Steelcase (other than the documents listed below that are expressly incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus and is not incorporated by reference herein.
HNI has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the shares of HNI common stock to be issued in the mergers. This joint proxy statement/prospectus constitutes the prospectus of HNI filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement, because certain parts of the registration statement, including the exhibits to the registration statement, are omitted in accordance with SEC rules.
The SEC allows HNI and Steelcase to incorporate by reference into this joint proxy statement/prospectus other documents filed with the SEC by HNI and Steelcase. This means that HNI and Steelcase can disclose important information to you by referring you to those other documents. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents listed below and any documents filed by HNI or Steelcase under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and until the later of the date on which the HNI special meeting is held and the date on which the Steelcase special meeting is held (other than portions of these documents that are not deemed to be “filed,” in accordance with SEC rules, including pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein):

HNI Filings (SEC File No. 001-14225)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 28, 2024, filed February 25, 2025

Quarterly Reports on Form 10-Q	Quarter ended March 29, 2025, filed May 7, 2025; and quarter ended June 28, 2025, filed July 29, 2025

Current Reports on Form 8-K	Filed February 20, 2025; May 7, 2025; May 20, 2025; June 20, 2025; July 24, 2025; August 4, 2025; September 5, 2025; September 26, 2025; and October 10, 2025

Any description of shares of HNI common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

Steelcase Filings (SEC File No. 001-13873)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended February 28, 2025, filed April 18, 2025

Quarterly Reports on Form 10-Q	Quarter ended May 30, 2025, filed June 27, 2025; and quarter ended August 29, 2025, filed September 26, 2025

Current Reports on Form 8-K	Filed July 11, 2025 (Accession Numbers 0001050825-25-000111 and 0001050825-25-000114); August 4, 2025; August 8, 2025; and October 10, 2025

You may request a copy of the documents incorporated by reference into this joint proxy statement/prospectus. Requests for documents should be directed to:

•	if you are an HNI shareholder:	•	if you are a Steelcase shareholder:

	HNI Corporation 600 East Second Street, P.O. Box 1109 Muscatine, Iowa 52761 (563) 272-7400 Attention: Corporate Secretary		Steelcase Inc. 901 44th Street SE Grand Rapids, Michigan 49508 (616) 292-9274 Attention: Investor Relations

Copies of documents filed by HNI with the SEC are available at the investor relations page of HNI’s website, https://investors.hnicorp.com/financials/sec-filings/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to HNI at the address and telephone number above. Copies of documents filed by Steelcase with the SEC are available at the investor relations page of Steelcase’s website at https://ir.steelcase.com/financial-information/sec-filings/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to Steelcase at the address and telephone number above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to HNI was provided by HNI and the information contained in this document with respect to Steelcase was provided by Steelcase.

Annex A
AGREEMENT AND PLAN OF MERGER

by and among

HNI CORPORATION,

GERANIUM MERGER SUB I, INC.,

GERANIUM MERGER SUB II, LLC,

and

STEELCASE INC.

Dated as of August 3, 2025

A-i

A-ii

APPENDICES

Appendix A	Definitions	A-79

Exhibit A	Form of Voting and Support Agreement

A-iii

INDEX OF DEFINED TERMS

Term	Section
2029 Senior Notes	Appendix A
2029 Senior Notes Indenture	Appendix A
2029 Senior Notes Officers’ Certificate	Appendix A
Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	Section 3.19(a)
Antitrust Laws	Section 3.5(b)
Applicable Interest Rate	Appendix A
Articles of Incorporation	Section 3.1
Available Cash Election Amount	Section 2.1(a)(ii)(B)
Book-Entry Shares	Section 2.1(a)(ii)(C)
Business Day	Appendix A
Bylaws	Section 3.1
Canceled Shares	Section 2.1(a)(i)
Cash Election	Section 2.1(a)(ii)(B)
Cash Election Amount	Section 2.1(a)(ii)(B)
Cash Election Share	Section 2.1(a)(ii)(B)
Cash Fraction	Section 2.1(a)(ii)(B)
Certificates	Section 2.1(a)(ii)(C)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Appendix A
Company	Preamble
Company 401(k) Plan	Section 5.11(f)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	Section 5.6(c)(iii)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Board Designees	Section 5.22
Company Capitalization Date	Section 3.2(a)
Company Cash-Based Award	Section 2.4(d)
Company CBOA	Section 2.4(e)
Company Class A Common Stock	Appendix A
Company Class B Common Stock	Appendix A
Company Common Stock	Appendix A
Company Disclosure Letter	Appendix A
Company DSU Award	Section 2.4(b)
Company Equity Awards	Appendix A
Company Equity Plan	Appendix A
Company ERISA Affiliate	Appendix A
Company Foreign Plan	Appendix A
Company Fundamental Representations	Section 6.2(a)
Company Intervening Event	Appendix A
Company Lease	Appendix A
Company Leased Real Property	Appendix A
Company Material Contract	Section 3.14(a)
Company Owned IP	Appendix A
Company Owned Real Property	Appendix A
Company Permits	Section 3.10(a)

A-iv

Term	Section
Company PSU Award	Section 2.4(c)
Company Recommendation	Appendix A
Company Registered IP	Section 3.15(a)
Company Related Parties	Section 7.3(d)
Company Related Party Transaction	Section 3.25
Company RSU Award	Section 2.4(a)
Company SEC Documents	Section 3.6(a)
Company Shareholder Approval	Section 3.4
Company Shareholders’ Meeting	Section 5.3(b)
Company Superior Proposal	Appendix A
Company Tax Counsel	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	Section 3.5(b)
Continuation Period	Section 5.11(a)
Contract	Appendix A
Control	Appendix A
Converted RSU Award	Section 2.4(a)(ii)
Covered Employees	Section 5.11(a)
Current Insurance	Section 5.8(c)
D&O Indemnified Parties	Section 5.8(a)
Debt Letters	Section 4.17
EDGAR	Article III
Election Deadline	Section 2.2(d)
Election Form	Section 2.2(a)
Election Form Record Date	Section 2.2(a)
Environmental Laws	Appendix A
ERISA	Appendix A
Excess Shares	Section 2.1(d)
Exchange	Section 5.23(b)
Exchange Act	Appendix A
Exchange Agent	Section 2.3(a)
Exchange Documents	Section 5.23(b)
Exchange Fund	Section 2.3(a)
Exchange Ratio	Section 2.1(a)(ii)(C)
Excluded Benefits	Section 5.11(b)
Executive Plan Participant	Section 3.12(h)
Existing Company Credit Agreement	Appendix A
FCPA	Appendix A
Financing	Section 4.17
Financing Materials	Section 5.15(c)(v)
Financing Parties	Section 5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	Section 7.4
First Certificate of Merger	Section 1.3(a)
First Effective Time	Section 1.3(a)
First Merger	Recitals
Form S-4	Section 3.11
GAAP	Appendix A
Governmental Authority	Appendix A

A-v

Term	Section
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Initial Lenders	Section 4.17
Intellectual Property	Appendix A
Intended Purpose	Section 5.5
IRS	Appendix A
IT Assets	Appendix A
Joint Proxy Statement	Section 3.11
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Mailing Date	Section 2.2(a)
Material Adverse Effect	Appendix A
Material Company Lease	Section 3.14(a)(vi)
Maximum Amount	Section 5.8(c)
MBCA	Recitals
Merger Consideration	Section 2.1(a)(ii)
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Merger Sub LLC Common Interests	Section 4.2(e)
Mergers	Recitals
Michigan LARA	Appendix A
Mixed Election	Section 2.1(a)(ii)(A)
Mixed Election Share	Section 2.1(a)(ii)(A)
Mixed Election Stock Exchange Ratio	Section 2.1(a)(ii)(A)
MLLCA	Recitals
No Election Shares	Section 2.2(d)
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Outside Counsel Only Material	Section 5.4(b)
Parent	Preamble
Parent 401(k) Plan	Section 5.11(f)
Parent Acquisition Proposal	Appendix A
Parent Adverse Recommendation Change	Section 5.7(c)(iii)
Parent Benefit Plan	Appendix A
Parent Board	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent Common Stock	Appendix A
Parent Common Stock Reference Price	Appendix A
Parent Credit Facilities	Appendix A
Parent Deferred Compensation Plans	Appendix A
Parent Disclosure Letter	Appendix A
Parent Equity Plans	Appendix A
Parent ERISA Affiliate	Appendix A
Parent ESPP	Appendix A
Parent Fundamental Representations	Section 6.3(a)
Parent Intervening Event	Appendix A

A-vi

Term	Section
Parent Material Contract	Section 4.14
Parent Organizational Documents	Appendix A
Parent Recommendation	Appendix A
Parent Related Parties	Section 7.3(d)
Parent Revolving Credit Agreement	Appendix A
Parent SEC Documents	Section 4.6(a)
Parent Shareholder Approval	Section 4.4
Parent Shareholders’ Meeting	Section 5.3(c)
Parent Stock Issuance	Section 5.3(a)
Parent Superior Proposal	Appendix A
Parent Tax Counsel	Appendix A
Parent Term Credit Agreement	Appendix A
Parent Termination Fee	Appendix A
Payoff Amount	Section 5.19
Per Share Cash Amount	Section 2.1(a)(ii)(A)
Per Share Cash Election Consideration	Section 2.1(a)(ii)(B)
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A
Pre-Closing Bonus	Section 5.11(e)
Pre-Closing Period	Section 5.11(e)
Proceedings	Appendix A
Prohibited Modifications	Section 5.15(b)(v)
Release	Appendix A
Remedy Action	Section 5.4(d)(ii)
Representative	Appendix A
Required Financial Statements	Section 5.15(c)(i)
Restraint	Section 6.1(e)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Second Certificate of Merger	Section 1.3(b)
Second Effective Time	Section 1.3(b)
Second Merger	Recitals
Section 409A	Section 2.4(g)
Securities Act	Appendix A
Security	Appendix A
Significant Subsidiary	Appendix A
Software	Appendix A
Specified Material Contract Provisions	Section 3.14(a)(v)
Stock Election	Section 2.1(a)(ii)(C)
Stock Election Share	Section 2.1(a)(ii)(C)
Subsidiary	Appendix A
Substitute Financing	Section 5.15(b)(v)
Surviving Corporation	Recitals
Surviving Corporation Share	Section 2.1(a)(iii)
Surviving Entity	Recitals
Tax	Appendix A

A-vii

Term	Section
Tax Counsels	Appendix A
Tax Returns	Appendix A
Taxes	Appendix A
Termination Date	Section 7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Treasury Regulations	Appendix A
Unvested Company RSU Award	Section 2.4(a)(ii)
Vested Company RSU Award	Section 2.4(a)(i)
Voting and Support Agreement	Recitals
WARN Act	Appendix A

A-viii

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 3, 2025, is made by and among (i) HNI Corporation, an Iowa corporation (“Parent”), (ii) Geranium Merger Sub I, Inc., a Michigan corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub Inc.”), (iii) Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub LLC”), and (iv) Steelcase Inc., a Michigan corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.
W I T N E S S E T H:
WHEREAS, the parties hereto wish to effect a business combination by means of a merger of Merger Sub Inc. with and into the Company, with the Company surviving such merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of Parent (the “First Merger”), immediately followed by a merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving such merger (the “Surviving Entity”) as a direct wholly owned subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Mergers”);
WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub Inc. have approved and declared in the best interests of their respective shareholders this Agreement and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Michigan Business Corporation Act, as amended (the “MBCA”);
WHEREAS, the sole member of Merger Sub LLC has approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Michigan Limited Liability Company Act, as amended (the “MLLCA”);
WHEREAS, the Company Board has, subject to Section 5.6, by a unanimous vote of the directors present and voting, resolved to recommend that the Company’s shareholders approve the adoption of this Agreement and the transactions contemplated hereby;
WHEREAS, the Parent Board has, subject to Section 5.7, unanimously resolved to recommend that Parent’s shareholders approve the issuance of shares of Parent Common Stock in connection with the Mergers;
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain shareholders of the Company have entered into a voting and support agreement in the form attached as Exhibit A hereto (the “Voting and Support Agreement”) pursuant to which, and subject to the terms thereof, among other things, such shareholders agreed to vote certain shares of Company Common Stock beneficially owned by each of them in favor of the adoption of this Agreement and the transactions contemplated hereby;
WHEREAS, for federal income Tax purposes, it is intended that (i) the Mergers shall be treated as part of a single, integrated transaction (as described in Rev. Rul. 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code, and (iii) each of Parent and the Company be a party to such reorganization within the meaning of Section 368(b) of the Code; and
WHEREAS, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I

THE MERGERS
Section 1.1 The Mergers.
(a) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA, at the First Effective Time, Merger Sub Inc. shall be merged with and into the Company, whereupon the separate existence of Merger Sub Inc. shall cease, and the Surviving Corporation shall continue as the surviving corporation of the First Merger and a direct wholly owned Subsidiary of Parent.
(b) Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA and the MLLCA, immediately following the First Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC, whereupon the separate existence of the Surviving Corporation shall cease, and the Surviving Entity shall continue as the surviving entity of the Second Merger and a direct wholly owned Subsidiary of Parent.
Section 1.2 The Closing. Subject to the provisions of Article VI, the closing of the Mergers (the “Closing”) shall take place at 7:00 a.m. (Chicago, Illinois, United States time) on a date to be specified by the parties hereto, but no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 320 South Canal Street, Chicago, Illinois 60606.
Section 1.3 Effective Time.
(a) Concurrently with the Closing, the Company shall cause a certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be executed and filed with the Michigan LARA as provided under the MBCA. The First Merger shall become effective at the time the First Certificate of Merger has been duly filed with the Michigan LARA or at such other date and time as is agreed between Parent and the Company and specified in the First Certificate of Merger, but in all cases prior to the Second Effective Time (such date and time being hereinafter referred to as the “First Effective Time”). The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA.
(b) Immediately following the First Effective Time, the parties shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the Michigan LARA as provided under the MBCA and the MLLCA. The Second Merger shall become effective at the time the Second Certificate of Merger has been duly filed with the Michigan LARA or at such other date and time as is agreed between Parent and the Company and specified in the Second Certificate of Merger, but in all cases after the First Effective Time (such date and time being hereinafter referred to as the “Second Effective Time”). The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA and the MLLCA.
Section 1.4 Articles of Incorporation; Bylaws.
(a) At the First Effective Time, (i) the articles of incorporation of the Company, as in effect immediately prior to the First Effective Time, shall be the articles of incorporation of the Surviving Corporation without any amendments or modifications thereto, and (ii) the bylaws of the Company, as in effect immediately prior to the First Effective Time, shall be the bylaws of the Surviving Corporation without any amendments or modifications thereto, each until the Second Effective Time.
(b) At the Second Effective Time, the articles of organization and operating agreement of Merger Sub LLC shall be the articles of organization and operating agreement of the Surviving Entity (which, for the avoidance of doubt, shall be consistent with the requirements of Section 5.8), until thereafter amended in accordance with applicable Law, the applicable provisions of such articles of organization and operating agreement and subject to Section 5.8.

Section 1.5 Board of Directors; Officers.
(a) From the First Effective Time until the Second Effective Time, the directors and officers of the Company as of immediately prior to the First Effective Time shall be the directors and officers of the Surviving Corporation.
(b) From and after the Second Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the articles of organization and operating agreement of the Surviving Entity, (i) the managers of Merger Sub LLC as of immediately prior to the Second Effective Time shall be the managers of the Surviving Entity, and (ii) the officers of the Surviving Corporation as of immediately prior to the Second Effective Time shall be the officers of the Surviving Entity.
Section 1.6 Tax Treatment of the Mergers. For federal income Tax purposes, it is intended that (i) the Mergers shall be treated as part of a single, integrated transaction (as described in Rev. Rul. 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code, and (iii) each of Parent and the Company be a party to such reorganization within the meaning of Section 368(b) of the Code.
ARTICLE II

EFFECT OF THE MERGERS ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
Section 2.1 Effect on Securities.
(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Merger Sub Inc., Merger Sub LLC or the holders of any securities of the Company, Merger Sub Inc. or Merger Sub LLC:
(i) Each share of Company Common Stock held directly by Parent, Merger Sub Inc. or Merger Sub LLC immediately prior to the First Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).
(ii) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than Canceled Shares) shall be automatically canceled and converted into the right to receive, at the election of the holder thereof in accordance with, and subject to, the terms, conditions and procedures set forth in this Article II, the following consideration (collectively with, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(d), the “Merger Consideration”), in each case without interest and subject to any required Tax withholding as provided in Section 2.9:
(A) each share of Company Common Stock with respect to which an election to receive a combination of stock and cash (a “Mixed Election”) has been effectively made and not revoked or changed pursuant to Section 2.2(e) (each, a “Mixed Election Share”) and each No Election Share shall be converted into the right to receive the combination of (x) $7.20 in cash (the “Per Share Cash Amount”) and (y) 0.2192 shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Mixed Election Stock Exchange Ratio”);
(B) each share of Company Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been effectively made and not revoked or changed pursuant to Section 2.2(e) (each, a “Cash Election Share”) shall be converted (provided that the Available Cash Election Amount equals or exceeds the Cash Election Amount) into the right to receive in cash an amount (rounded to two decimal places) (the “Per Share Cash Election Consideration”) equal to the sum of (i) the Per Share Cash Amount plus (ii) the product of the Mixed Election Stock Exchange Ratio multiplied by the Parent Common Stock Reference Price; provided, however, that if (x) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (y) the difference between (I) the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than Canceled Shares) issued and outstanding immediately prior to the First Effective Time minus (II) the product of (p) the number equal to the sum of the number of Mixed Election Shares and the number of No Election Shares and (q) the Per Share Cash Amount (such difference being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash equal to the product (rounded to two decimal places) of (r) the Per Share Cash Election Consideration and (s) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product of (t) the Exchange Ratio and (u) one (1) minus the Cash Fraction; and
(C) each share of Company Common Stock with respect to which an election to receive only stock consideration (a “Stock Election”) has been effectively made and not revoked or changed pursuant to Section 2.2(e) (each, a “Stock Election Share”) shall be converted (provided that the Cash Election Amount equals or exceeds the Available Cash Election Amount), into a number of shares of validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Exchange Ratio”) equal to (i) the Mixed Election Stock Exchange Ratio plus (ii) the quotient (rounded to four decimal places) of the Per Share Cash Amount divided by the Parent Common Stock Reference Price; provided, however, that if the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount (rounded to two decimal places) of such excess divided by the number of Stock Election Shares and (2) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the product (rounded to four decimal places) of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.
For the avoidance of doubt, in no event shall the aggregate cash payable to the holders of all shares of Company Common Stock under Article II in connection with the Mergers exceed the product of the Per Share Cash Amount and the total number of shares of Company Common Stock (other than Canceled Shares) issued and outstanding immediately prior to the First Effective Time.
Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the First Effective Time represented such Company Common Stock, shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.3, the Merger Consideration.
(iii) Each share of common stock, no par value, of Merger Sub Inc. issued and outstanding immediately prior to the First Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid share of Class A common stock, no par value, of the Surviving Corporation (the “Surviving Corporation Share”).
(b) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation, Parent, Merger Sub LLC or the holders of any securities of the Surviving Corporation or Merger Sub LLC, (i) the Surviving Corporation Share issued and outstanding immediately prior to the Second Effective Time shall be automatically canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof, (ii) each Merger Sub LLC Common Interest shall remain outstanding as a limited liability company interest in the Surviving Entity, and (iii) Parent shall become the sole member of the Surviving Entity.
(c) Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the First Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Common Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise or settlement of compensatory equity awards of Parent or the Company or (ii) the grant of equity-based compensation by Parent or the Company), the Merger Consideration (and components thereof) and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.
(d) No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the cancellation and conversion of Company Common Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. As promptly as practicable following the First Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the First Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.1(d).
Section 2.2 Election Procedures.
(a) An election form (the “Election Form”), including a letter of transmittal and related instructions, which Election Form and such other documents shall be in the form as Parent and the Company shall reasonably agree upon, shall be initially mailed not less than twenty (20) Business Days prior to the anticipated Election Deadline or on such other date as Parent and the Company shall mutually agree (the “Mailing Date”) to each holder of record of Company Common Stock as of the close of business on the ﬁfth (5th) Business Day prior to the Mailing Date or on such other date as Parent and the Company shall mutually agree (the “Election Form Record Date”).
(b) Parent shall make available one or more Election Forms (and other related documents) as may reasonably be requested from time to time by all Persons who become record holders of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
(c) Each Election Form shall permit the record holder of Company Common Stock to specify: (x) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Mixed Election; (y) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Cash Election; and (z) the number of shares of such holder’s Company Common Stock with respect to which such holder makes a Stock Election.
(d) Any shares of Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., Eastern Time, on the date that is three (3) Business Days prior to the Closing Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) (other than Canceled Shares) shall be deemed to be “No Election Shares” and the holders of such No Election Shares shall be deemed to have made a Mixed Election with respect to such No Election Shares. The Company and Parent shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline at least five (5) Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.
(e) Any election shall have been effective only if the Exchange Agent shall have actually received a properly completed Election Form (including any required letter of transmittal, any Certificates and other documents required by the Election Form) or any required letter of transmittal and the related instructions, by the Election Deadline. Any Election Form may be revoked or changed by the authorized Person properly submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares, except to the extent a subsequent election is properly made with respect to any or all of such shares of Company Common Stock prior to the Election Deadline. All elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from the parties that this Agreement has been terminated in accordance with the terms hereof. If an election is revoked, any Certiﬁcates and other documents received by the Exchange Agent shall be promptly returned to the shareholder submitting the same to the Exchange Agent.
(f) Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, the Company or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.
(g) As promptly as practicable following the First Effective Time, and in no event later than the third (3rd) Business Day thereafter, the Exchange Agent shall make all computations contemplated by Section 2.1(a)(ii).
(h) Without limitation of Section 5.3, the Company and Parent shall solicit Cash Elections, Stock Elections and Mixed Elections under this Agreement in compliance with, and shall make any and all filings that are necessary or advisable under, all applicable rules and regulations of the SEC.
Section 2.3 Exchange of Certificates.
(a) Prior to the Election Form Record Date, Parent shall enter into a customary exchange agreement reasonably satisfactory to the Company with the transfer agent of Parent, the transfer agent of the Company or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the payment of the Merger Consideration as provided in Section 2.1(a)(ii). The Exchange Agent shall also act as the agent for the Company’s shareholders for the purpose of receiving and holding their Election Forms, including any required letter of transmittal, any Certificates and other documents required by the Election Form or any required letter of transmittal and the related instructions, and shall obtain no rights or interests in the shares represented thereby or subject thereto. At or substantially concurrently with the First Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii), and (ii) cash in an amount sufficient to pay the aggregate cash portion of the Merger Consideration, and Parent shall, after the First Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.3(d) (such shares of Parent Common Stock and cash amounts provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, the “Exchange Fund”). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) or any dividends or other distributions payable pursuant to Section 2.3(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement.
(b) As promptly as practicable following the First Effective Time, and in no event later than the fifth (5th) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the First Effective Time represented outstanding shares of Company Common Stock and who has not theretofore submitted its Election Form (together with any required letter of transmittal), a letter of transmittal and related instructions, which shall be in the form as Parent, the Company and the Exchange Agent shall reasonably agree upon.
(c) From and after the First Effective Time and the completion of the allocation procedure set forth in Section 2.2, upon surrender (including upon any surrender which is effective upon the First Effective Time pursuant to an effective election made pursuant to Section 2.2) of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration that such holder has the right to receive for each share of Company Common Stock formerly represented by such Certificate pursuant to Section 2.1(a)(ii), including, if applicable, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d), and any dividends or other distributions payable pursuant to Section 2.3(d), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, each Book-Entry Share shall automatically upon the First Effective Time be entitled to receive, including pursuant to an effective election made pursuant to Section 2.2, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1(a)(ii), including any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d), and any dividends or other distributions payable pursuant to Section 2.3(d). Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.3(c), each Certificate or Book-Entry Share shall be deemed, from and after the First Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.3(c) and any dividends or other distributions payable pursuant to Section 2.3(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.
(d) Subject to applicable Law, there shall be paid to the holder of the Parent Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.3(c), without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(c), the amount of dividends or other distributions, if any, with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the First Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.3(c), payable with respect to such shares of Parent Common Stock.
(e) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.3(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.
(f) Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the First Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Mergers who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.3(d).
(g) None of Parent, Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.3(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.
(h) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment shall relieve Parent or the Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.
Section 2.4 Company Equity Awards.
(a) Treatment of Company RSU Awards. As of the First Effective Time, each restricted stock unit award relating to a share of Company Common Stock granted under the Company Equity Plan which vests solely based on continued service that remains outstanding immediately prior to the First Effective Time (each, a “Company RSU Award”), without any action on the part of Parent, Merger Sub Inc., Merger Sub LLC, the Company or the holder thereof, shall be treated as follows:
(i) each Company RSU Award that is outstanding and vested as of immediately prior to the First Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Mergers (each, a “Vested Company RSU Award”) shall be canceled and converted into the right to receive an amount in cash (without interest and subject to applicable withholding Taxes) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company RSU Award immediately prior to the First Effective Time by (B) the Per Share Cash Election Consideration; and
(ii) each Company RSU Award that is outstanding as of immediately prior to the First Effective Time that is not a Vested Company RSU Award (each, an “Unvested Company RSU Award”) shall be assumed by Parent and converted into a restricted stock unit award (“Converted RSU Award”) that settles in an amount in cash (that accrues interest using the Applicable Interest Rate) and a number of shares of Parent Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Company Common Stock underlying the Unvested Company RSU Award based on a Mixed Election, each such Converted RSU Award that is assumed and converted pursuant to this Section 2.4(a)(ii) shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Unvested Company RSU Award immediately prior to the First Effective Time.

(b) Treatment of Company DSU Awards. As of the First Effective Time, each deferred restricted stock unit in respect of the Company’s non-employee director deferred compensation plan that remains outstanding immediately prior to the First Effective Time (each, a “Company DSU Award”), shall be canceled and converted into the right to receive an amount in cash (without interest other than as required pursuant to applicable plan terms and subject to applicable withholding Taxes) equal to the product obtained by multiplying (A) the number of shares of Company Common Stock subject to the Company DSU Award immediately prior to the First Effective Time by (B) the Per Share Cash Election Consideration.
(c) Treatment of Company PSU Awards. As of the First Effective Time, each performance unit award relating to a share of Company Common Stock granted under the Company Equity Plan which vests, in whole or in part, based on the achievement of performance- based criteria that remains outstanding immediately prior to the First Effective Time (each, a “Company PSU Award”), without any action on the part of Parent, Merger Sub Inc., Merger Sub LLC, the Company or the holder thereof, shall be assumed by Parent and converted into a Converted RSU Award that settles in an amount in cash (that accrues interest using the Applicable Interest Rate) and a number of shares of Parent Common Stock (rounded to the nearest whole share) that the holder would have received if the holder would have converted all of the Company Common Stock underlying the Company PSU Award based on a Mixed Election (with the performance-based vesting condition that applied to the Company PSU Award immediately prior to the First Effective Time deemed attained based on the Company’s actual performance as set forth on Section 2.4(c) of the Company Disclosure Letter).
(d) Treatment of Company Cash-Based Awards. As of the First Effective Time, each cash-based award under the Company Equity Plan which vests, in whole or in part, based on the achievement of performance-based criteria (each, a “Company Cash-Based Award”) that remains outstanding immediately prior to the First Effective Time shall be treated in accordance with the applicable award agreement and the Company Equity Plan (with the performance-based vesting condition that applied to the Company Cash-Based Award immediately prior to the First Effective Time deemed attained based on the Company’s actual performance as set forth on Section 2.4(d) of the Company Disclosure Letter and accruing interest using the Applicable Interest Rate for the remainder of the performance period) and, to the extent required to be paid out in accordance with the terms of the applicable award agreement, shall be payable in accordance with Section 2.4(g).
(e) Treatment of Company CBOAs. As of the First Effective Time, each cash bonus opportunity award relating to a share of Company Common Stock which vests solely based on continued service that remains outstanding immediately prior to the First Effective Time (each, a “Company CBOA”) shall be treated in accordance with the applicable award agreement and the Company Equity Plan and, to the extent required to be paid out in accordance with the terms of the applicable award agreement, shall be payable in accordance with Section 2.4(g).
(f) Effect on Merger Consideration. For the avoidance of doubt, any cash amounts payable in respect of Company RSU Awards, Company DSU Awards, Company PSU Awards, Company Cash-Based Awards or Company CBOAs pursuant to this Section 2.4 shall be excluded from the calculation of the Available Cash Election Amount and shall not in any way affect, or be taken into account in the determination of, the Merger Consideration payable in respect of Company Common Stock pursuant to Section 2.1(a)(ii).
(g) Parent Actions. Except as necessary to avoid the imposition of any additional Taxes or penalties with respect to Company Equity Awards, Company Cash-Based Awards, Company CBOAs and Company DSU Awards pursuant to Section 409A of the Code and the Treasury Regulations promulgated thereunder (“Section 409A”), Parent shall, or shall cause the Company to, pay in cash through applicable payroll systems all amounts payable pursuant to this Section 2.4 that are required to be paid through payroll as promptly as practicable following the First Effective Time, but in no event later than the first regular payroll period that occurs at least ten (10) Business Days following the First Effective Time; provided that (i) any such amounts shall be paid without interest and (ii) any Company DSU Awards shall be paid on substantially the same schedule.

(h) Company Actions. Prior to the First Effective Time, the Company Board (or, if appropriate, any duly-authorized committee thereof administering the Company Equity Plan) shall adopt such resolutions, provide any required notice or take such other reasonable actions as may be required to provide for the treatment set forth in this Section 2.4 in respect of the Company Equity Awards, Company Cash-Based Awards and Company CBOAs.
Section 2.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (after giving effect to any Tax withholding as provided in Section 2.9) to which the holder thereof is entitled pursuant to this Article II.
Section 2.6 No Appraisal Rights. In accordance with Section 762 of the MBCA, no appraisal or dissenters’ rights shall be available to holders of shares of the Company Common Stock in connection with the First Merger.
Section 2.7 Transfers; No Further Ownership Rights. After the First Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Entity, Parent or the Exchange Agent for transfer following the First Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.
Section 2.8 Further Action. If, at any time after the First Effective Time, any further action is determined by Parent, the Surviving Corporation or the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation, the Surviving Entity or Parent with full right, title and possession of and to all rights and property of Merger Sub Inc., Merger Sub LLC and the Company with respect to the Mergers, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity and otherwise) to take such action.
Section 2.9 Withholding. Each of Parent, Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent and any other third-party paying agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (i) as disclosed in the Company Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 3.1, Section 3.2, Section 3.3, Section 3.4, Section 3.22 and Section 3.23, as disclosed in the Company SEC Documents filed with (or furnished to) the SEC by the Company on or after February 23, 2024, and prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available in unredacted form on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”), the Company hereby represents and warrants to Parent, Merger Sub Inc. and Merger Sub LLC as follows:
Section 3.1 Organization; Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except, in the case of any Subsidiary of the Company, where the failure to be so duly organized and validly existing and authorized (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. The Company’s Second Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended By-laws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. Such Articles of Incorporation and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof. The articles of incorporation and bylaws (or similar governing documents), each as amended through the date of this Agreement, of each Significant Subsidiary of the Company have been made available to Parent prior to the date of this Agreement. Each of the Company’s Subsidiary’s articles of incorporation and bylaws (or similar governing documents) are currently in effect and no such Subsidiary is in violation of any of the provisions thereof, except for any violation that (a) has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
Section 3.2 Capitalization; Subsidiaries.
(a) The authorized capital stock of the Company consisted of (i) 475,000,000 shares of Company Class A Common Stock, 95,977,446 shares of which were issued and outstanding as of the close of business on the second (2nd) Business Day prior to the date of this Agreement (the “Company Capitalization Date”), (ii) 475,000,000 shares of Company Class B Common Stock, 18,740,020 shares of which were issued and outstanding as of the Company Capitalization Date, and (iii) 50,000,000 shares of preferred stock, of which 20,000 shares were designated Class A preferred stock, par value $100 per share, and 200,000 shares were designated Class B preferred stock, par value $50 per share, no shares of which were issued or outstanding as of the Company Capitalization Date. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the Company Capitalization Date, there were (A) outstanding Company RSU Awards representing 4,241,390 shares of Company Class A Common Stock, (B) outstanding Company DSU Awards representing 444,386 shares of Company Class A Common Stock, (C) outstanding Company PSU Awards representing 3,886,680 shares of Company Class A Common Stock, assuming maximum levels of achievement with respect to any applicable performance-based criteria, (D) 5,022,036 shares of Company Class A Common Stock reserved for future issuance under the Company Equity Plan, (E) 18,740,020 shares of Company Class A Common Stock reserved for future issuance in connection with the conversion of shares of Company Class B Common Stock, and (F) outstanding Company CBOAs representing 17,200 shares of Company Class A Common Stock. From the close of business on the Company Capitalization Date through the date of this Agreement, there have been no issuances of (I) any Company Common Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Class A Common Stock (1) pursuant to the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with the terms of such Company Equity

Awards or (2) pursuant to the conversion of Company Class B Common Stock outstanding as of the close of business on the Company Capitalization Date in accordance with the Articles of Incorporation or (II) any Company Equity Awards or any other equity or equity-based awards.
(b) All of the issued and outstanding shares of Company Common Stock have been, and all of the shares of Company Common Stock that may be issued pursuant to the Company Equity Awards or the Company Equity Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right. Section 3.2(b) of the Company Disclosure Letter sets forth, as of the close of business on the Company Capitalization Date, each outstanding Company Equity Award and, to the extent applicable, (i) the name (or employee identification number) of the holder thereof, (ii) the number of shares of Company Common Stock issuable thereunder (including, with respect to any performance-based award, the number of shares of Company Common Stock subject to such award assuming target level of performance), and (iii) the grant date. No Subsidiary of the Company owns any capital stock of the Company.
(c) Other than as set forth in Section 3.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) shareholder agreements, voting trusts or similar agreements with any Person to which the Company or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.
(d) Section 3.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each (i) Subsidiary of the Company and (ii) other Person in whom the Company or any of its Subsidiaries owns any shares of capital stock or other equity or voting securities or other equity interests, in each case other than investments in marketable securities and cash equivalents. The Company owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right. Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, none of the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or other equity or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or other equity or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.
Section 3.3 Authority Relative to Agreement.
(a) The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Mergers) to obtaining the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (except, in the case of the Mergers, for the (i) receipt of the Company Shareholder Approval, (ii) the adoption of this Agreement by Parent as the sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12) and (iii) filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(b) The Company Board has, by resolutions unanimously adopted by the directors present and voting, (i) approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are in the best interests of the Company and the Company’s shareholders, (iii) directed that the adoption of this Agreement with respect to the First Merger be submitted to a vote at the Company Shareholders’ Meeting and directed that the adoption of this Agreement with respect to the Second Merger be submitted to the vote of the sole shareholder of the Surviving Corporation after the First Effective Time and (iv) resolved to make the Company Recommendation; provided, however, that any change, modification or rescission of such Company Recommendation by the Company Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.
Section 3.4 Vote Required. Assuming the accuracy of Parent’s, Merger Sub Inc.’s and Merger Sub LLC’s representations and warranties in Section 4.16, and upon the conversion of all Company Class B Common Stock into Company Class A Common Stock pursuant to Section 3.E.3.(b) of the Articles of Incorporation as contemplated by Section 4.10 of the Voting and Support Agreement executed and delivered by Mr. Robert C. Pew III on the date hereof, the adoption of this Agreement and the approval of the First Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Class A Common Stock entitled to vote thereon (the “Company Shareholder Approval”), is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement, other than the Second Merger, which shall be approved by Parent as the sole shareholder of the Surviving Corporation in accordance with Section 5.12; it being understood that in connection with the Company Shareholder Approval, the Company will also submit for the vote of its shareholders at the Company Shareholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting.
Section 3.5 No Conflict; Required Filings and Consents.
(a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) assuming that the Company Shareholder

Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), violate any provision of the Company’s Articles of Incorporation or Bylaws or the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Mergers) the Company Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (i) with respect to the articles of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary (other than any Significant Subsidiary) of the Company, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
(b) No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Joint Proxy Statement), (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA, (iii) applicable requirements under non-U.S. qualification, state securities or “blue sky” laws of various states or any other applicable securities Laws, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation or identity of Parent in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under the HSR Act and any other applicable United States or non-U.S. competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”) and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
Section 3.6 Company SEC Documents; Financial Statements.
(a) Since February 23, 2024, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements (including, in each case, any related notes and schedules) of the Company included in the Company SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).
(b) The Company has furnished to Parent complete and correct copies of all comment letters from the SEC since February 23, 2024 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.
(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.
(d) The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. The Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since February 24, 2023, there has been and there is no fraud or claim or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.
(e) The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.
(f) To the Knowledge of the Company, there are no SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since February 23, 2024, there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or the Company Board or any committee thereof.
(g) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.
(h) Since February 23, 2024, (i) neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, oral) complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in the case of clause (i) above, as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.
(i) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act).
Section 3.7 Absence of Certain Changes or Events.
(a) Since February 28, 2025 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business.
(b) Since February 28, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of Sections 5.1(d), 5.1(h), 5.1(i), 5.1(l), 5.1(m), 5.1(r) or 5.1(u) (to the extent relating to any of the foregoing clauses).
(c) Since February 28, 2025 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
Section 3.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC on April 18, 2025 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on June 27, 2025, (b) incurred in the ordinary course of business since February 28, 2025 (none of which is a liability for breach of Contract, breach of warranty, tort, infringement, violation of Law or that relates to any Proceeding), (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP.
Section 3.9 Litigation. There is no Proceeding pending or threatened in writing (or, to the Knowledge of the Company, orally) against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
Section 3.10 Permits; Compliance with Laws.
(a) (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
(b) Since February 24, 2023, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
(c) Since February 24, 2023, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
Section 3.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Mergers (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders’ Meeting and to the shareholders of Parent relating to the Parent Shareholders’ Meeting (as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to shareholders of the Company and shareholders of Parent and at the time of the Company Shareholders’ Meeting and at the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including

Merger Sub Inc. and Merger Sub LLC, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 3.12 Employee Benefit Plans; Labor.
(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, the Company has made available to Parent a true and complete copy of, to the extent applicable, (i) the plan documents governing such Company Benefit Plan and all amendments thereto (including a written description of the material provisions of each unwritten Company Benefit Plan), (ii) each trust, insurance, annuity or other funding Contract for any such Company Benefit Plan, (iii) the most recent financial statements and actuarial or other valuation reports, (iv) the most recent annual report on Form 5500, including all applicable Schedules and attachments thereto, (v) the most recent determination letter (or, if applicable, advisory or opinion letter) received from the IRS, (vi) the current summary plan description and each summary of material modification thereto, and (vii) all material non-routine correspondence with respect to such Company Benefit Plan between the Company or any Company ERISA Affiliate and the IRS, United States Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority since February 24, 2023 through the date of this Agreement.
(b) Prior to the date of this Agreement, the Company has provided to Parent the following information for each employee of the Company and certain of its Subsidiaries with annual base compensation for 2024 (or reasonably expected for 2025) in excess of $300,000, in each case to the extent permitted by applicable Laws (including all applicable Laws regarding data privacy and/or the use or transfer of Personal Data) with respect to each such employee: (i) name or employee identification number, (ii) job position, (iii) date of seniority, (iv) date of tenure in current position, (v) active or inactive status, (vi) exempt or non-exempt status under the Fair Labor Standards Act, (vii) location by region and country, (viii) employing entity, (ix) supervisor job position, (x) cost center, (xi) organizational unit, (xii) active or inactive status including (if applicable) type of leave, (xiii) annual salary or hourly rate (as applicable), (xiv) bonus plan and estimated bonus target (if applicable) and (xv) long-term incentive plan and long-term incentive target (if applicable).
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP, (iii) all reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Company Benefit Plan participant have been timely filed or distributed, and (iv) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Company Benefit Plan or any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan that, in each case, would result in the imposition of any liability to the Company or any of its Subsidiaries.
(d) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan as to its qualified status under the Code, or with respect to a Company Benefit Plan for which the plan document utilizes a prototype form, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any material amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan. To the Knowledge of the Company, (i) no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and (ii) no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(e) Neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, been required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” that is subject to Section 413(c) of the Code and Sections 4062 or 4063 of ERISA, (iii) a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or an “employee pension benefit plan” that is or was subject to Section 412 of the Code, Section  302 of ERISA or Title IV of ERISA or (vi) any funded welfare benefit plan within the meaning of Section 419 of the Code. None of the Company, any of its Subsidiaries, or any Company ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has not been paid in full. Neither the Company nor any of its Subsidiaries has any material current or contingent liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.
(f) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, as of the date of this Agreement, there are no pending, or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) against or affecting any Company Benefit Plan by any employee (or beneficiary thereof) of the Company or any of its Subsidiaries covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan. As of the date of this Agreement, no Company Benefit Plan is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.
(g) Except as may be required by applicable Laws or as provided for in this Agreement, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any current or former director, employee or individual service provider of the Company or any of its Subsidiaries to any payment or benefit (or result in the funding of any such payment or benefit), (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any director, employee or individual service provider of the Company or any of its Subsidiaries, (iii) accelerate the time of payment, funding or vesting of amounts due any such director, employee or individual service provider of the Company or any of its Subsidiaries, (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan in accordance with its terms and applicable Law or (v) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former director, employee or individual service provider of the Company or any of its Subsidiaries.
(h) The Company has provided to Parent, with respect to each participant in the Company’s Executive Severance Plan (each, an “Executive Plan Participant”), a report, as prepared by Company’s independent compensation consultant, that sets forth, as of the date of such report, (i) the Company’s reasonable, good faith estimate of the maximum amount of the parachute payments that could be paid to such Executive Plan Participant as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such Executive Plan Participant and (iii) the material underlying documentation or related information on which such calculations are based.
(i) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has any obligations with respect to any post-termination health, welfare or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code (or comparable Law) or coverage in which the full cost of such benefit is borne entirely by the former employee (or such former employee’s eligible dependents or beneficiaries)). Neither the Company nor any of its Subsidiaries have incurred (whether or not assessed), nor could reasonably be expected to incur, any material Tax or material penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(j) Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A has been operated and maintained in operational and documentary compliance with Section 409A in all material respects. No Company Benefit Plan provides for any reimbursement of any penalty, additional income or excise Taxes incurred under Section 409A or Section 4999 of the Code.
(k) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Foreign Plan (i) has been established, operated, maintained and administered in compliance with its terms and operated in compliance with all applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) if required to be fully funded or fully insured, is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) by or on behalf of any participant in any Company Foreign Plan, or otherwise involving any such Company Foreign Plan or the assets of any Company Foreign Plan, other than routine claims for benefits.
(l) The Company and its Subsidiaries are, and since February 24, 2023 have been, in compliance with any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, child labor, immigration (including the completion of Forms I-9 for U.S. employees and the proper confirmation of employer-sponsored employee work visas), employment discrimination and harassment, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), affirmative action, whistleblowing, workers’ compensation, labor relations, employee leave issues, pay transparency and unemployment insurance, except where the failure to comply has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) since February 24, 2023, the Company and its Subsidiaries are not delinquent in payments to their current or former employees or independent contractors for wages, salaries or service fees required to be paid under applicable Law or Contract, other than arrearages in the ordinary course of business, and (ii) each individual who is providing, or since February 24, 2023 has provided, services to the Company or any of its Subsidiaries and who is, or was, classified as an independent contractor is and has been properly classified as such under applicable Law.
(m) Since February 24, 2023, the Company and its Subsidiaries have reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations, against any current or former director, officer, or employee of which the Company has Knowledge. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries is a party to a settlement agreement with a current or former director, officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) an officer or director of the Company or any of its Subsidiaries or (ii) an employee of the Company or any of its Subsidiaries at the level of Vice President or above. To the Knowledge of the Company, in the past three (3) years, no material allegations of sexual harassment or sexual misconduct have been made against (A) any officer or director of the Company or any of its Subsidiaries or (B) an employee of the Company or any of its Subsidiaries at a level of Vice President or above.
(n) Neither the Company nor its Subsidiaries are party to or bound by any Labor Agreement, nor is any such Labor Agreement presently being negotiated, in each case, applicable to or affecting employees of the Company or its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, (i) no employees of the Company or its Subsidiaries are represented by any labor union, labor organization, works council or other employee representative body and (ii) there are no labor union organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority by or with respect to any employees of the Company or its Subsidiaries. Since February 24, 2023 through the date of this Agreement, there have not been any, and there are no pending or, to the Knowledge of the Company, threatened material labor-related strikes, walkouts, lockouts, arbitrations, or other material labor disputes against or affecting the Company or its Subsidiaries. The Company is not required under applicable Law or any Labor Agreement to obtain consent from, or enter into any formal consultation procedure with, any labor union, labor organization, works council or other employee representative body to enter into this Agreement or to consummate any of the transactions contemplated hereunder.
(o) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries at a level of General Manager or above is in material violation of any material term of any nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or employee or customer non-solicitation agreement: (i) to the Company or any of its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.
Section 3.13 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:
(a) Each of the Company and its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed, and all such Tax Returns (taking into account all amendments thereto) are true, complete and correct and (ii) paid all Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of this clause (ii), with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.
(b) (i) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto) and (ii) since the date of such financial statements, none of the Company or any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.
(c) (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries; (ii) no deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn; (iii) none of the Company or any of its Subsidiaries has waived (or agreed to waive) any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than any such extension of no more than six (6) months and entered into in the ordinary course of business); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a type of Tax Return that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return or be liable for Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has a permanent establishment or is a resident for Tax purposes outside of its jurisdiction of formation or organization.
(d) All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected from payments made to their respective employees, independent contractors, creditors, shareholders or other third parties, and have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.
(e) None of the Company or any of its Subsidiaries has been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its

Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of non-U.S., state or local law), as a transferee or successor, by Contract (other than Contracts that are commercial agreements not primarily related to Taxes) or otherwise.
(f) None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such agreement or arrangement exclusively between or among the Company and its Subsidiaries or commercial agreements not primarily related to Taxes) that will not be terminated on or before the Closing Date without any future liability or obligations to the Company or its Subsidiaries.
(g) There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.
(h) None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(i) Within the last two (2) years, none of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” or been a party to any transaction intended to qualify (in whole or in part) under Section 355 of the Code.
(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in, or use of improper, accounting method prior to the Closing Date or for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law regarding Taxes) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date or (E) intercompany transaction or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law regarding Taxes).
(k) None of the Company or any of its Subsidiaries have executed or filed any power of attorney with respect to Taxes that will remain in effect, or that cannot be terminated by the Company or its Subsidiaries, after the Closing.
(l) Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.
(m) Neither the Company nor any of its Subsidiaries have any material outstanding escheat or unclaimed property liabilities that are due and payable.
(n) After due inquiry and consultation with its counsel, as of the date of this Agreement, none of the Company or any of its Subsidiaries is aware of the existence of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code.
Section 3.14 Material Contracts.
(a) Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than any Company Benefit Plan or any Company Lease that is not a Material Company Lease) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound, except for this Agreement, that:
(i) constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act);
(ii) is a joint venture, partnership, shareholder or similar Contract;

(iii) is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company or any of its Subsidiaries in an amount in excess of $25,000,000 or that otherwise places a Lien (other than a Permitted Lien) on material assets of the Company or its Subsidiaries;
(iv) is a Contract that limits, restricts or prohibits, or purports to limit, restrict or prohibit, in any material respect the Company or its Subsidiaries in the right to engage, or to compete with any Person, in any line of business or geographic area;
(v) is (A) a material customer Contract (which, for this purpose, shall mean, with respect to any individual customer Contract, $15,000,000 in aggregate purchases in any twelve (12) month period pursuant to such Contract) under which the Company or any of its Subsidiaries is subject to any “most favored nation” or most favored customer provision, (B) a supplier Contract under which the Company or any of its Subsidiaries is subject to any minimum purchase commitment in excess of $1,000,000 or (C) a Contract that contains any exclusivity, call or put option or rights of first or last offer, negotiation or refusal (the specific Contract provisions that are the subject of this subclause (v) are referred to as the “Specified Material Contract Provisions”);
(vi) is one of the Company’s five (5) most material Company Leases based on aggregate rent amounts due under each such Company Lease over the term thereof (each, a “Material Company Lease”);
(vii) is a Contract (A) with any supplier from whom the Company or any of its Subsidiaries has purchased more than $5,000,000 of products or materials in the last twelve (12) months, (B) that has a term greater than one (1) year and (C) that is not terminable without penalty or other liability to the Company or any of its Subsidiaries upon no more than 60 days’ prior notice;
(viii) is a Contract relating to the acquisition or disposition of any business or operations or assets (other than purchase or sale of inventory in the ordinary course) (whether by merger, sale of stock, sale of assets, consolidation or otherwise) (A) entered into within the past three (3) years, for aggregate actual or contingent consideration under such Contract in excess of $50,000,000 or (B) which has continuing or contingent obligations that would reasonably be expected to be in excess of $10,000,000;
(ix) is a Labor Agreement covering employees of the Company and its Subsidiaries;
(x) is a Contract with any Governmental Authority, other than agreements entered into in the ordinary course of business;
(xi) is a Contract, under which the Company or any of its Subsidiaries has granted or received any license, consent to use, non-assertion or similar right with respect to Intellectual Property, in each case, that is material to the Company and its Subsidiaries, taken as a whole (other than (A) non-exclusive inbound licenses of “shrink wrap,” “off-the-shelf” or other generally available Software or information technology assets or services, (B) licenses for “open source” Software, (C) Contracts with non-exclusive grants of rights to a customer, distributor, reseller, supplier or service provider, or (D) any nondisclosure agreements, employee invention assignment agreements or other similar agreements, in each case, entered into in the ordinary course of business); or
(xii) is a Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which will (x) involve payments by the Company or any of its Subsidiaries after the date hereof of consideration in excess of $500,000, individually or in the aggregate, or (y) impose monitoring or reporting obligations to any other Person or (B) with respect to which material conditions precedent to the settlement have not been satisfied.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, and (iii) each Company Material Contract is (A) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (I) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (II) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (B) in full force and effect.
Section 3.15 Intellectual Property.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries, as applicable, are the exclusive owner of all issuances and registrations of, and pending applications for registrations of, Intellectual Property included in the Company Owned IP (collectively, “Company Registered IP”), free and clear of all Liens (other than Permitted Liens), and (ii) all such Company Owned IP is subsisting, and, to the Knowledge of the Company, excluding any applied-for Company Registered IP, valid and enforceable.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Company Owned IP.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate, and has not infringed upon, misappropriated or otherwise violated, any Intellectual Property rights of any other Person, (ii) there are no claims for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property right of the Company or any of its Subsidiaries in the Company Owned IP.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.
Section 3.16 Information Technology; Data Protection.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, since February 24, 2023, there have been no security breaches of, unauthorized access to or misuse of, failures or unplanned outages of, or other adverse security events affecting the IT Assets of the Company and its Subsidiaries.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their control against unauthorized access or use and (ii) to the Knowledge of the Company, there has been no unauthorized access to or use of any such Personal Data.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality and security of its IT Assets, and all data stored therein or processed thereby, including the implementation of commercially reasonable data backup, disaster recovery procedures and business continuity procedures.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, (i) to the Knowledge of the Company, the Company and its Subsidiaries have since February 24, 2023, been in compliance with applicable Laws, as well as their own rules, policies and procedures, and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data collected or processed by or on behalf of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, the Company and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any such data security obligations, nor has the Company or its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.
Section 3.17 Real and Personal Property.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all Company Owned Real Property and all Company Leased Real Property), free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Owned Real Property and Company Leased Real Property.
(b) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Lease is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. The Company has provided Parent with true, correct and complete (in all material respects) copies, as of the date of this Agreement, of each Material Company Lease.
(c) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to any Company Lease or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Company Lease.
(d) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Leased Real Property, (ii) there are no outstanding options or rights of first refusal to purchase any Company Owned Real Property or any interest therein, (iii) there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any Company Leased Real Property or any Company Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof and (iv) the Company Owned Real Property and, to the Knowledge of the Company, the Company Leased Real Property, and any buildings located thereon owned or leased by the Company or any of its Subsidiaries have no material defects, are in condition and repair (given due account to the age and length of use of same, ordinary wear and tear excepted) adequate and suitable for their present and intended uses.

Section 3.18 Environmental. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:
(a) the Company and its Subsidiaries are and, since February 24, 2023, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;
(b) there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;
(c) none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which notice or request is unresolved;
(d) there have been no Releases of Hazardous Materials on or underneath any location that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to investigate, remediate or otherwise conduct any response action in respect of such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law;
(e) any asbestos, asbestos-containing material or presumed asbestos-containing material that is on or part of any real property, plant, building or facility currently owned, leased or operated primarily by the Company or any of its present or past Subsidiaries or any of their respective predecessors is and, with respect to any real property, plant, building or facility formerly owned, leased or operated by the Company or any of its present or past Subsidiaries or any of their respective predecessors, was during the time of such ownership, lease or operation, managed according to the current legal standards governing such material, and its presence or condition does not violate any Environmental Law; and
(f) none of the products manufactured, distributed or sold by the Company or any of its present or past Subsidiaries or any of their respective predecessors contained asbestos or asbestos-containing material.
Section 3.19 Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole:
(a) Since February 24, 2023, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act, the U.K. Bribery Act 2010, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).
(b) Neither the Company nor any of its Subsidiaries, (i) is under internal or to the Knowledge of the Company, external investigation for any violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.
(c) The Company and its Subsidiaries maintain an adequate system or systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.
(d) Since February 24, 2023, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.20 Sanctions.
(a) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.
(b) Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, is and, since February 24, 2023 has been, in compliance with all applicable Sanctions and (ii) each of the Company and its Subsidiaries has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.
Section 3.21 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies held by the Company or any of its Subsidiaries, and all such insurance policies are in full force and effect, (b) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action (including with respect to the transactions contemplated by this Agreement) that, with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of such insurance policies and (c) none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such insurance policies, (ii) of cancellation or termination with respect to any such insurance policies, or (iii) of a denial of coverage for any claim under any such insurance policies.
Section 3.22 Takeover Laws. Assuming the accuracy of Parent’s, Merger Sub Inc.’s and Merger Sub LLC’s representations and warranties in Section 4.16, the Company Board has approved resolutions exempting this Agreement, the Voting and Support Agreement, the Mergers and the other transactions contemplated hereby and thereby from Section 780 of the MBCA pursuant to Section 782 of the MBCA.
Section 3.23 Brokers. No investment banker, broker or finder other than Goldman Sachs & Co. LLC and BofA Securities, Inc., the fees and expenses of which will be paid by the Company, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of the engagement letters between the Company and each of Goldman Sachs & Co. LLC and BofA Securities, Inc. have been made available to Parent prior to the date of this Agreement.
Section 3.24 Opinion of Financial Advisors. The Company Board has received the opinions of Goldman Sachs & Co. LLC and BofA Securities, Inc., each dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the limitations, qualifications and assumptions set forth in each such opinion, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than Canceled Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. Promptly after the date of this Agreement, true, correct and complete copies of each such opinion will be made available to Parent for informational purposes only.
Section 3.25 Related Party Transactions. Except for employment relationships, compensatory arrangements and Company Benefit Plans, there are no Contracts that are required to be disclosed under Item 404 of Regulation S-K of the SEC (for purposes of this Section 3.25, substituting “$10,000” for “$120,000” in such Item 404 of Regulation S-K of the SEC) that are not so disclosed (any such Contracts, a “Company Related Party Transaction”).
Section 3.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent, Merger Sub Inc. or Merger Sub LLC in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement and the Voting and Support Agreement, none of Parent, Merger Sub Inc. or Merger Sub LLC or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Mergers and the other transactions contemplated by this Agreement.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB INC. AND MERGER SUB LLC
Except (i) as disclosed in the Parent Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.15, as disclosed in the Parent SEC Documents filed with (or furnished to) the SEC by Parent on or after December 30, 2023, and prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” legend or in any similarly non-specific, cautionary, predictive or forward-looking statements) and to the extent publicly available in unredacted form on EDGAR, Parent, Merger Sub Inc. and Merger Sub LLC hereby, jointly and severally, represent and warrant to the Company as follows:
Section 4.1 Organization; Qualification. Each of Parent, Merger Sub Inc. and Merger Sub LLC is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent, Merger Sub Inc. and Merger Sub LLC is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and none of Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, is in violation of any of the provisions thereof.
Section 4.2 Capitalization; Subsidiaries.
(a)  The authorized capital stock of Parent consisted of (i) 200,000,000 shares of Parent Common Stock, 45,840,321 shares of which were issued and outstanding and none of which were held by Parent as treasury stock as of the close of business on the second (2nd) Business Day prior to the date of this Agreement (the “Parent Capitalization Date”), and (ii) 2,000,000 shares of preferred stock, par value $1.00 per share, of Parent, no shares of which were issued or outstanding as of the Parent Capitalization Date. There are no other classes of capital stock of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding. As of the Parent Capitalization Date, there were (A) outstanding options granted pursuant to a Parent Equity Plan relating to 703,339 shares of Parent Common Stock, (B) outstanding restricted stock units granted pursuant to a Parent Equity Plan relating to 834,280 shares of Parent Common Stock, assuming target levels of achievement with respect to any applicable performance-based criteria, (C) 3,040,782 shares of Parent Common Stock reserved for future issuance under the Parent Equity Plans, (D) 190,683 shares of Parent Common Stock reserved for future issuance under the Parent ESPP, and (E) outstanding stock units held in participant accounts under the Parent Deferred Compensation Plans relating to 86,993 shares of Parent Common Stock.
(b) All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that may be issued pursuant to any Parent Equity Plan or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the shares of Parent Common Stock issuable pursuant to this Agreement (subject to obtaining the Parent Shareholder Approval), are, or will be when issued, fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right.
(c) Other than as set forth in Section 4.2(a), there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of Parent or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests of Parent, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of Parent or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Parent, (iii) shareholder agreements, voting trusts or similar agreements with any Person to which Parent or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of Parent or (B) affecting the voting rights of capital stock of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of Parent.
(d) All of the issued and outstanding capital stock of Merger Sub Inc. is, and at the First Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub Inc. has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub Inc.
(e) All of the issued and outstanding limited liability company interests of Merger Sub LLC (the “Merger Sub LLC Common Interests”) are, and at the First Effective Time will be, owned by Parent. Merger Sub LLC has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub LLC.
(f) The number of authorized shares of Parent Common Stock that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement.
Section 4.3 Authority Relative to Agreement.
(a) Each of Parent, Merger Sub Inc. and Merger Sub LLC has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Parent Stock Issuance) to obtaining the Parent Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC, and the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, by Parent, Merger Sub Inc. and Merger Sub LLC, and ((1) except in the case of the Mergers, for (x) the adoption of this Agreement by Parent, as the sole shareholder of Merger Sub Inc. (which adoption shall occur immediately following the execution of this Agreement) and (y) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA and (2) except in the case of the Parent Stock Issuance, for the Parent Shareholder Approval) no other corporate action or proceeding on the part of Parent, Merger Sub Inc. or Merger Sub LLC is necessary to authorize the execution, delivery and performance of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC and the consummation by Parent, Merger Sub Inc. and

Merger Sub LLC of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent, Merger Sub Inc. and Merger Sub LLC and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub Inc. and Merger Sub LLC, enforceable against each of Parent, Merger Sub Inc. and Merger Sub LLC in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.
(b) The Parent Board has, by resolutions unanimously adopted thereby, (i) approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are in the best interests of Parent and its shareholders, (iii) directed that the Parent Stock Issuance be submitted to a vote at the Parent Shareholders’ Meeting and (iv) resolved to make the Parent Recommendation; provided, however, that any change, modification or rescission of such Parent Recommendation by the Parent Board in accordance with this Agreement shall not be a breach of the representation in this clause (iv). As of the date of this Agreement, none of the aforesaid actions by the Parent Board have been amended, rescinded or modified.
Section 4.4 Vote Required. The approval of the Parent Stock Issuance by the votes cast favoring the Parent Stock Issuance exceeding the votes cast opposing the Parent Stock Issuance, in each case, by the holders of the shares of Parent Common Stock, present in person or represented by proxy and entitled to vote at the Parent Shareholders’ Meeting at which a quorum is present (the “Parent Shareholder Approval”) is the only vote of holders of securities of Parent that is required in connection with the consummation by Parent of the transactions contemplated by this Agreement; it being understood that in connection with the Parent Shareholder Approval, Parent will also submit for the vote of its shareholders at the Parent Shareholders’ Meeting a customary proposal regarding adjournment of the Parent Shareholders’ Meeting.
Section 4.5 No Conflict; Required Filings and Consents.
(a) Neither the execution and delivery of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC nor the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement, nor compliance by Parent, Merger Sub Inc. and Merger Sub LLC with any of the applicable terms or provisions of this Agreement, will (i) assuming that the Parent Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made and (in the case of the Parent Stock Issuance) the Parent Shareholder Approval has been received and Parent shall have adopted this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent, Parent’s Subsidiaries, Merger Sub Inc. or Merger Sub LLC, other than, in the case of clause (i) with respect to the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary (other than Merger Sub Inc., Merger Sub LLC or any Significant Subsidiary) of Parent, clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
(b) No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Joint Proxy Statement), (ii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Michigan LARA, (iii) applicable requirements under non-U.S. qualification, state securities or “blue sky” laws of various states or any other applicable securities Laws, (iv) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (v) such other items required solely by reason of the participation or identity of the Company in the transactions contemplated by this Agreement, (vi) compliance with and filings or notifications under Antitrust Laws, and (vii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
Section 4.6 Parent SEC Documents; Financial Statements.
(a) Since December 30, 2023, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”). As of its filing (or furnishing) date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. As of its filing date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective prior to the date of this Agreement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein not misleading. As of the date of this Agreement, there are no amendments or modifications to Parent SEC Documents that were required to be filed with (or furnished to) the SEC prior to the date of this Agreement, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements (including, in each case, any related notes and schedules) of Parent included in the Parent SEC Documents (i) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).
(b) Parent has furnished to the Company complete and correct copies of all comment letters from the SEC since December 30, 2023 through the date of this Agreement with respect to any of the Parent SEC Documents, together with all written responses of Parent thereto.

As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of Parent SEC Documents, and, to the Knowledge of Parent, none of Parent SEC Documents is subject to ongoing SEC review.
(c) Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.
(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. Since December 31, 2022, there has been and there is no fraud or claim or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.
(e) Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.
(f) To the Knowledge of Parent, there are no SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since December 30, 2023, there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent or the Parent Board or any committee thereof.
(g) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate.
Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.
(h) Since December 30, 2023, (i) neither Parent nor any of its Subsidiaries has received any written (or, to the Knowledge of Parent, oral) complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in the case of clause (i) above, as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(i) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act).
Section 4.7 Absence of Certain Changes or Events.
(a) Since December 28, 2024 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business.
(b) Since December 28, 2024 through the date of this Agreement, neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of Sections 5.2(d), 5.2(e), 5.2(f) or 5.2(g) (to the extent relating to any of the foregoing clauses).
(c) Since December 28, 2024 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.
Section 4.8 No Undisclosed Liabilities. Except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed with the SEC on February 25, 2025 or Parent’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2025, (b) incurred in the ordinary course of business since December 28, 2024 (none of which is a liability for breach of Contract, breach of warranty, tort, infringement, violation of Law or that relates to any Proceeding), (c) incurred in connection with the transactions contemplated by this Agreement or (d) that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise and whether or not required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP.
Section 4.9 Litigation. There is no Proceeding pending or threatened in writing (or, to the Knowledge of Parent, orally) against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
Section 4.10 Compliance with Laws.
(a) Since December 31, 2022, Parent and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all applicable permits and licenses, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.
(b) Since December 31, 2022, none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of their respective directors, officers or employees, has received any written or, to the Knowledge of Parent, oral notification from a Governmental Authority asserting that Parent or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Joint Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to shareholders of the Company and shareholders of Parent and at the time of the Company Shareholders’ Meeting and at the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.
Section 4.12 Employee Benefit Plans.
(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) each of the Parent Benefit Plans has been established, adopted, operated, maintained and administered in accordance with its terms and applicable Laws, including ERISA and the Code, (ii) all payments and contributions required to be made under the terms of any Parent Benefit Plan and applicable Laws have been timely made or accrued or otherwise adequately reserved to the extent required by and in accordance with GAAP, (iii) all reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Parent Benefit Plan participant have been timely filed or distributed, and (iv) none of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any third party, has engaged in any non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Parent Benefit Plan or any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Parent Benefit Plan that, in each case, would result in the imposition of any liability to Parent or any of its Subsidiaries.
(b) Each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Parent Benefit Plan as to its qualified status under the Code, or with respect to a Parent Benefit Plan for which the plan document utilizes a prototype form, the prototype sponsor has received a favorable IRS opinion letter, or the Parent Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any material amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Parent Benefit Plan. To the Knowledge of Parent, (i) no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Parent Benefit Plan and (ii) no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualified status of any such Parent Benefit Plan.
(c) Neither Parent nor any Parent ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, been required to contribute to or sponsored) (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (ii) a “multiple employer plan” that is subject to Section 413(c) of the Code and Sections 4062 or 4063 of ERISA, (iii) a “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA), (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (v) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or an “employee pension benefit plan” that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA or (vi) any funded welfare benefit plan within the meaning of Section 419 of the Code. None of Parent, any of its Subsidiaries, or any Parent ERISA Affiliate has ever incurred any liability under Title IV of ERISA that has had or would be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, that has not been paid in full. Neither Parent nor any of its Subsidiaries has any material current or contingent liability or obligation by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.

Section 4.13 Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent:
(a) Each of Parent and its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed, and all such Tax Returns (taking into account all amendments thereto) are true, complete and correct and (ii) paid all Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of this clause (ii), with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.
(b) (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to Parent or any of its Subsidiaries; (ii) no deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against Parent or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn; (iii) none of Parent or any of its Subsidiaries has waived (or agreed to waive) any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than any such extension of no more than six (6) months and entered into in the ordinary course of business); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a type of Tax Return that Parent or any of its Subsidiaries is or may be required to file such type of Tax Return or be liable for Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has a permanent establishment or is a resident for Tax purposes outside of its jurisdiction of formation or organization.
(c) Within the last two (2) years, none of Parent or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” or been a party to any transaction intended to qualify (in whole or in part) under Section 355 of the Code.
(d) Each of Merger Sub Inc. and Merger Sub LLC is a newly-formed entity formed for purposes of the Mergers, has engaged in no business or other activities other than those contemplated by this Agreement and has no assets or liabilities other than those acquired or incurred in connection with the Mergers.
(e) Merger Sub LLC is, and at all times since formation has been, classified as an entity disregarded as separate from Parent for U.S. federal income Tax purposes.
(f) After due inquiry and consultation with its counsel, as of the date of this Agreement, none of Parent or any of its Subsidiaries is aware of the existence of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code.
Section 4.14 Material Contracts. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (a) none of Parent or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Contract that constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act) of Parent (each, a “Parent Material Contract”), (b) to the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Parent Material Contract and (c) each Parent Material Contract is (i) a valid and binding obligation of Parent or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of Parent, the other parties thereto (provided that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (ii) in full force and effect.
Section 4.15 Brokers. No investment banker, broker or finder other than J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent or a controlled Affiliate of Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub Inc. and Merger Sub LLC).
Section 4.16 Share Ownership. None of Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates has been, at any time during the two (2) years preceding the date of this Agreement, an “interested shareholder” of the Company, as defined in Section 778 of the MBCA.
Section 4.17 Financing. Parent has delivered to the Company true and complete fully executed copies of (a) the commitment letter, dated as of August 3, 2025, among Parent and JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (the “Initial Lenders”) and (b) the fee letter, dated as of August 3, 2025, among Parent and the Initial Lenders (as redacted to remove only the fee amounts, pricing caps, the rates and amounts included in the “market flex”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (collectively, and as each of the foregoing may be may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.15, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the Initial Lenders party thereto have severally committed to lend the amounts set forth therein to Parent (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15 (the “Financing”)) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Debt Letters have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, as of the date of this Agreement, no such withdrawal, rescission, amendment, restatement or modification is currently contemplated by Parent, and, to the knowledge of Parent, the other parties thereto (other than (i) amendments to add additional lenders, arrangers, agents or similar entities or reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, (ii) reductions in the commitments as contemplated by the Debt Letters in accordance with the terms thereof, or (iii) amendments to implement or exercise any “market flex” provisions contained in the Debt Letters, in each case (i), (ii) and (iii) to the extent not causing any Prohibited Modifications). As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. As of the date of this Agreement, there are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, including any condition or other contingency relating to the amount or availability of the Financing pursuant to any “flex” provision, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing (after giving effect to any “market flex” provisions) are as of the date of this Agreement, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach or default on the part of Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement there are no side letters or other agreements that impose conditions or contingencies to the funding of the full amount of the Financing or that could otherwise affect the enforceability, availability, termination (without the funding of the commitments thereunder) or amount of the Financing, other than as expressly set forth in the Debt Letters. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. As of the date of this Agreement, assuming the conditions to the obligations of Parent to consummate the Mergers have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the

Mergers and the other transactions contemplated by this Agreement are not subject to any condition regarding Parent’s, Merger Sub Inc.’s, Merger Sub LLC’s or any other Person’s ability to obtain financing (including the Financing) for the Mergers and the other transactions contemplated by this Agreement.
Section 4.18 Opinion of Financial Advisor. The Parent Board has received the opinion of J.P. Morgan Securities LLC, dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the limitations, qualifications and assumptions set forth in such opinion, the aggregate Merger Consideration to be paid by Parent in the proposed Mergers is fair, from a financial point of view, to Parent. Promptly after the date of this Agreement, a true, correct and complete copy of such opinion will be made available to the Company for informational purposes only.
Section 4.19 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub Inc., Merger Sub LLC nor any other Person on behalf of Parent, Merger Sub Inc. or Merger Sub LLC makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges that, except for the representations and warranties contained in Article III of this Agreement and the Voting and Support Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent, Merger Sub Inc. and Merger Sub LLC are not relying on) any representation or warranty, express or implied, to Parent, Merger Sub Inc. or Merger Sub LLC in connection with the Mergers and the other transactions contemplated by this Agreement.
ARTICLE V

COVENANTS AND AGREEMENTS
Section 5.1 Conduct of Business by the Company Pending the Mergers. The Company covenants and agrees that, between the date of this Agreement and the earlier of the First Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required pursuant to this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization, keep available the services of their present key employees and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners, and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:
(a) amend (i) the Company’s Articles of Incorporation, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries, in the case of such documents of any of its Subsidiaries that is not a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, in a manner that would be adverse to Parent, Merger Sub Inc. or Merger Sub LLC or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Mergers or the other transactions contemplated by this Agreement;
(b) split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided, however, that the Company may repurchase or otherwise acquire shares in connection with (i) the acceptance of shares of Company Common Stock as payment for Taxes incurred in connection with the vesting or settlement of Company Equity Awards in accordance with the Company Equity Plan or (ii) the forfeiture of Company Equity Awards;
(c) issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided, however, that the Company may issue Company Common Stock (i) upon the vesting or settlement of Company Equity Awards, in each case in accordance with the Company Equity Plan outstanding as of the date of this Agreement, or (ii) upon the conversion of Company Class B Common Stock outstanding as of the date of this Agreement into Company Class A Common Stock in accordance with the Company’s Articles of Incorporation;
(d) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) regular quarterly cash dividends and dividend equivalents in respect of Company Equity Awards in accordance with their terms paid by the Company to its shareholders in a manner consistent with past practice (subject to, and to the extent permitted by, the terms and conditions of Section 5.21) and (ii) cash dividends and distributions paid by any direct or indirect Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;
(e) except to the extent required pursuant to any Company Benefit Plan, (i) establish, adopt, enter into, amend, terminate, change any prior interpretation of, or take any action to accelerate rights under, any Company Benefit Plan or plan, program, policy, practice, agreement or arrangement that would be a Company Benefit Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any material bonus, incentive, retention, transaction or profit-sharing award or payment to any current or former employee, officer, individual independent contractor or member of the Company Board; (iii) materially increase, or commit to materially increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former employee, officer, individual independent contractor or member of the Company Board; (iv) take any action (other than actions contemplated by this Agreement) to accelerate any material payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any to any current or former employee, officer, individual independent contractor or member of the Company Board; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any to any current or former employee, officer, individual independent contractor or member of the Company Board (including, for the avoidance of doubt, adding any new Eligible Employees to the Company’s Executive Severance Plan (as defined in the Executive Severance Plan)); or (vi) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan that are outside the ordinary course of business or materially change the manner in which contributions to such Company Benefit Plans are made or the basis on which such contributions are determined;
(f) hire, engage, promote or terminate (other than for cause) any employee of the Company with annual base compensation in excess of $300,000 or any person who is or would be an employee of the Company with annual base compensation in excess of $300,000;
(g) (i) modify, extend, or enter into any Labor Agreement, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;
(h) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $5,000,000 individually or $20,000,000 in the aggregate;
(i) sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights (in each case, other than Intellectual Property or any rights therein) of the Company or any of its Subsidiaries having a fair market value in excess of $500,000 individually or $5,000,000 in the aggregate, except (i) sales of inventory in the ordinary course of business, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) dispositions of obsolete tangible assets or expired inventory, (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business, or (v) Permitted Liens;
(j) (i) except as between or among the Company or one or more direct or indirect wholly owned Subsidiaries of the Company, incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, (ii) incur or assume any other form of Indebtedness, or (iii) make or forgive any loans, advances or capital contributions to, or investments in, any other Person other than a wholly owned Subsidiary of the Company (except making loans and advances to any employee of the Company or any of its Subsidiaries in the ordinary course of business for an amount that is less than $100,000 in the aggregate (excluding, for purposes of such amount, any travel and similar advances to employees in the ordinary course of business) or trade credit and similar loans and advances made to customers, dealers and suppliers in the ordinary course of business);
(k) except in the ordinary course of business (other than with respect to any Contract that is a Company Material Contract under clauses (iv), (v), (vi) or (vii) of the definition thereof), (i) terminate, assign, agree to any material amendment, supplement or modification of, or waive any material rights under, any Company Material Contract or any Company Lease (provided that for purposes of this subclause (i), any amendments, supplements, modifications and waivers shall only apply to the Specified Material Contract Provisions and not to other amendments, supplements, modifications or waivers of the Company Material Contracts that are the subject of Section 3.14(a)(v)) or (ii) enter into any Contract that would have been a Company Material Contract or Company Lease had it been entered into prior to the date of this Agreement;
(l) make any change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;
(m) release, compromise, assign, settle or agree to settle any Proceeding (excluding (i) any Proceeding relating to Taxes, which shall be governed exclusively by Section 5.1(o), and (ii) any Proceeding governed by Section 5.18), other than settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct, by, of or on Parent, the Company or any of their respective Subsidiaries, except for confidentiality and similar de minimis obligations) involving payment by the Company or any of its Subsidiaries of an amount not greater than $1,000,000 individually or $5,000,000 in the aggregate;
(n) sell, lease, transfer, assign, license, incur any Lien other than Permitted Liens, abandon or permit to lapse, any material Company Owned IP, other than non-exclusive licenses of Company Owned IP entered into in the ordinary course of business;
(o) (i) make, change or revoke any material Tax election; (ii) change any accounting period or change any material aspect of a method of Tax accounting; (iii) file or make any amendment to a material Tax Return; (iv) settle, concede, abandon or compromise any audit or Proceeding with respect to a material amount of Taxes; (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than in the ordinary course of its business, or in the course of an audit, in each case, for no more than six months); (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to a material amount of Taxes or request any Tax ruling with respect to a material amount of Taxes or a material Tax issue; or (vii) surrender any right to claim a material Tax refund;
(p) except in accordance with the Company’s anticipated capital expenditures set forth in Section 5.1(p) of the Company Disclosure Letter, make any new capital expenditures, or commit to do so, other than capital expenditures not exceeding an amount, in the aggregate, equal to 10% of the capital expenditures set forth in Section 5.1(p) of the Company Disclosure Letter;
(q) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(r) effectuate or announce any plant closing, employee layoff, employee furlough, reduction in force, reduction in compensation or other employment action that would implicate the WARN Act;
(s) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former executive officers or employees with the title of Vice President or above;
(t) enter into any new Contract for any Company Related Party Transaction; or
(u) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Section 5.2 Conduct of Business by Parent Pending the Mergers. Parent covenants and agrees that, between the date of this Agreement and the earlier of the First Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required pursuant to this Agreement, or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, (A) Parent shall use commercially reasonable efforts to conduct its business in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization, keep available the services of their present key employees and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners, and (B) Parent shall not, directly or indirectly:
(a) amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Common Stock) adverse to the Company’s shareholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Mergers or the other transactions contemplated by this Agreement;
(b) adjust, split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire Parent Common Stock (it being understood that the foregoing shall not restrict Parent from repurchasing or otherwise acquiring shares in connection with the acceptance of shares as payment for the exercise price of equity awards or as payment for Taxes incurred in connection with the exercise, vesting or settlement of equity awards, or the forfeiture of equity awards);
(c) issue, sell, grant or authorize the issuance, sale or grant of Parent Common Stock or other equity or voting securities of Parent or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Parent Common Stock or other equity or voting securities of Parent; provided, however, that Parent may (i) issue Parent Common Stock (A) upon the exercise, vesting or settlement of equity awards outstanding as of the date of this Agreement or granted in ordinary course of business after the date of this Agreement or (B) pursuant to the terms of the Parent ESPP and (ii) grant awards under any Parent Equity Plan or other compensation plan of Parent in the ordinary course of business;
(d) declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or other equity interests, other than regular quarterly cash dividends paid by Parent to its shareholders in a manner consistent with past practice (subject to, and to the extent permitted by, the terms and conditions of Section 5.21);
(e) merge or consolidate Parent, Merger Sub Inc. or Merger Sub LLC with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization with respect to Parent;
(f) make any change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act; or
(g) enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.
Section 5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Shareholders’ Meetings.
(a) As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall jointly prepare, and Parent and the Company, as applicable, shall file with the SEC the Joint Proxy Statement in preliminary form. Parent (with the Company’s reasonable cooperation) shall prepare and file with the SEC a registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Mergers. Each of Parent and the Company shall cooperate with each other and use its reasonable best efforts to (A) cause the Form S-4 and the Joint Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock in connection with the Mergers (the “Parent Stock Issuance”) and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Mergers. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as reasonably practicable after the Form S-4 shall have become effective and the SEC staff advises that it has no further comments on the Joint Proxy Statement or that each of Parent and the Company may commence mailing the Joint Proxy Statement, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to their respective shareholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, however, that, without limiting Section 5.10, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Joint Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the First Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of Parent and the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Mergers.
(b) Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form S-4 and the SEC staff advises that it has no further comments on the Joint Proxy Statement or that each of Parent and the Company may commence mailing the Joint Proxy Statement, duly call, give notice of, convene (on a date selected by the Company in consultation with Parent, which date is intended to be the date of the Parent Shareholders’ Meeting) and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of seeking the Company Shareholder Approval, and shall submit such proposal to such holders at the Company Shareholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Shareholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting) without the prior written consent of Parent. As promptly as reasonably practicable after the date of this Agreement, the Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Shareholders’ Meeting and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Parent’s prior written consent; provided, however, that, without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement or Form S-4 required by Law is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval; provided, however, that unless agreed to in writing by Parent, any such adjournments or postponements under this clause (ii) shall be for a period of no more than twenty (20) Business Days in the aggregate; provided, further, that the Company shall not postpone the Company Shareholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Company Shareholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Shareholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to twenty (20) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Company Shareholders’ Meeting). If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 5.6, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Shareholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).
(c) Subject to the earlier termination of this Agreement in accordance with Section 7.1, Parent shall, as soon as reasonably practicable following the effectiveness of the Form S-4 and the SEC staff advises that it has no further comments on the Joint Proxy Statement or that each of Parent and the Company may commence mailing the Joint Proxy Statement, duly call, give notice of, convene (on a date selected by Parent in consultation with the Company, which date is intended to be the date of the Company Shareholders’ Meeting) and hold a meeting of its shareholders (the “Parent Shareholders’ Meeting”) for the purpose of seeking the Parent Shareholder Approval, and shall submit such proposal to such holders at the Parent Shareholders’ Meeting and shall not submit any other proposal to such holders in connection with the Parent Shareholders’ Meeting (other than a customary proposal regarding adjournment of the Parent Shareholders’ Meeting) without the prior written consent of the Company. As promptly as reasonably practicable after the date of this Agreement, Parent, in consultation with the Company, shall set a record date for Persons entitled to notice of, and to vote at, the Parent Shareholders’ Meeting and shall not change such record date without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Agreement, Parent shall not adjourn or postpone the Parent Shareholders’ Meeting without the Company’s prior written consent; provided, however, that, without the Company’s prior written consent, Parent may adjourn or postpone the Parent Shareholders’ Meeting (i) after consultation with the Company, to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement or Form S-4 required by Law is provided to the shareholders of Parent within a reasonable amount of time in advance of the Parent Shareholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Parent Shareholders’ Meeting or to obtain the Parent Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Parent Shareholder Approval; provided, however, that unless agreed to in writing by the Company, any such adjournments or postponements under this clause (ii) shall be for a period of no more than twenty (20) Business Days in the aggregate; provided, further, that Parent shall not postpone the Parent Shareholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Parent Shareholders’ Meeting; provided, further, that, if requested by the Company, Parent shall effect an adjournment or postponement of the Parent Shareholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to twenty (20) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Parent Shareholders’ Meeting). If the Parent Board has not made a Parent Adverse Recommendation Change in accordance with Section 5.7, Parent shall, through the Parent Board, make the Parent Recommendation, and shall include such Parent Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Parent Shareholder Approval. Notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Parent Acquisition Proposal (whether or not a Parent Superior Proposal).
(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Shareholders’ Meeting and the Parent Shareholders’ Meeting on the same date and as soon as practicable after the date of this Agreement.
(e) The Company and Parent agree to provide each other with reasonably detailed periodic updates concerning proxy solicitation results upon the Company’s or Parent’s, as applicable, reasonable request.
Section 5.4 Appropriate Action; Consents; Filings.
(a) Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement prior to the Termination Date and to cause the conditions to the Mergers set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (iii) the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Mergers, performed or consummated by each party in accordance with the terms of this Agreement, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Mergers, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable (and in any event, within twenty (20) Business Days after the date of this Agreement, unless otherwise agreed by the parties), make their respective filings under the HSR Act, and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Parent’s obligations under Section 5.4(d), neither Parent nor any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the

Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party (other than filing fees to any Governmental Authority), in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.
(b) Parent shall, after reasonable consultation with the Company and consideration in good faith of the views and comments of the Company in connection with the following, have the right to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including coordinating with the Company with respect to the timing, nature and substance of all such responses), and in connection with all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law; provided that Parent will not, without the Company’s consent not to be unreasonably withheld, conditioned or delayed, (i) withdraw any filing made under the HSR Act or any other Antitrust Law in connection with the transactions contemplated by this Agreement or (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of any waiting period applicable to consummate the transactions contemplated by this Agreement under the HSR Act. In connection with the foregoing and without limiting the efforts referenced in Section 5.4(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any substantive communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing, submission, document or substantive communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as reasonably practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate in or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate in, attend or engage in, any such meeting, conference or substantive communication, keep such party apprised with respect thereto. To the extent not prohibited by applicable Law or by the applicable Governmental Authority, each party shall furnish to the other copies of all filings, submissions, correspondence and substantive communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege (including attorney-client privilege) or (E) comply with applicable Law.
(c) Subject to this Section 5.4, the parties shall consult with each other with respect to obtaining all Consents necessary to consummate the transactions contemplated by this Agreement, including the Mergers.
(d) Notwithstanding anything in this Agreement to the contrary and in furtherance of and consistent with Parent’s reasonable best efforts obligations under this Section 5.4, Parent, Merger Sub Inc., Merger Sub LLC and Parent’s Subsidiaries shall take, and shall cause to be taken, all actions, and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any

Antitrust Law and to obtain the consent or cooperation of any other Person, and to permit and cause the satisfaction of the conditions set forth in Article VI, in each case, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the Termination Date, including (i) defending through litigation on the merits or otherwise, including appeals, any Proceeding asserted by any Person or Governmental Authority with respect to this Agreement or the Mergers or the other transactions contemplated by this Agreement that seeks or would reasonably be expected to prevent, prohibit, interfere with or delay the Closing and (ii) agreeing to, committing to, proffering, proposing or taking any action required to sell, divest, hold separate, lease, license, transfer, dispose of or otherwise encumber or impair or take any other action with respect to the Company’s or any of their respective Affiliate’s assets, properties, businesses or product lines, or its or their ability to own or operate any of the foregoing, or any other restriction, limitation or condition on or with respect to the foregoing or with respect to the Company’s or any of their respective Affiliate’s freedom to operate (any of the foregoing in this clause (ii), a “Remedy Action”); provided, however, that with respect to this clause (ii), (A) Parent and its Subsidiaries shall not be required to agree to, commit to, proffer, propose or take any Remedy Action that would, or would reasonably be expected to, individually or in the aggregate, result in the loss of (x) ten percent (10%) or greater of the expected synergies to be derived from the Mergers by Parent or (y) assets, properties, businesses, product lines or rights that accounted for annual revenues of $50 million or greater in the most recent completed fiscal year of the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable; (B) the Company shall not, and shall cause its Subsidiaries not to, without Parent’s prior written consent, agree to, commit to, proffer, propose or take Remedy Actions; and (C) no party shall be required to agree to, commit to, proffer, propose or take Remedy Actions unless they are conditioned upon the consummation of the transactions contemplated by this Agreement. With respect to any possible or actual Remedy Action, (x) Parent shall consult with the Company and shall consider in good faith the views of the Company with respect thereto and (y) subject to clauses (ii)(B) and (ii)(C) of the preceding sentence, the Company shall (and shall cause its Subsidiaries to) enter into one or more agreements requested by Parent to be entered into by any of them prior to the Closing with respect to a Remedy Action.
(e) Each of the parties agrees that, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement.
Section 5.5 Access to Information; Confidentiality. In each case solely for the purposes of preparing for and effecting the transactions and other matters contemplated by this Agreement (including the Financing), transition and integration planning and reviewing the performance and operation of the Company (and not following the commencement of any adverse Proceeding between the parties or their Affiliates) (the “Intended Purpose”), the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the First Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested for the Intended Purpose; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent, Merger Sub Inc. or Merger Sub LLC if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.5 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information and documents furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.5 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any termination of this Agreement in accordance with its terms.
Section 5.6 No Solicitation by the Company.
(a) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.6(b), Section 5.6(d) or Section 5.6(e), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Company Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal or grant any waiver or release under or fail to use commercially reasonable efforts to enforce any standstill, confidentiality or other similar agreement (except that if the Company Board determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal), (C) approve, authorize, declare advisable or recommend any Company Acquisition Proposal, (D) execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)), or (E) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) which has been set up with respect to or in the context of a possible Company Acquisition Proposal (other than the transactions contemplated by this Agreement) and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal (other than the transactions contemplated by this Agreement) with the Company or any of its Subsidiaries within the twelve (12)-month period preceding the date of this Agreement.
(b) Notwithstanding Section 5.6(a), at any time prior to obtaining the Company Shareholder Approval, if the Company receives, after the date of this Agreement, a bona fide written Company Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal and to inform such Person or its Representatives of this Section 5.6, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality Agreement (provided that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Company shall promptly (and in any case within twenty-four (24) hours) following execution of such confidentiality agreement provide Parent notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (A) promptly (and in any case within twenty-four (24) hours) provide Parent notice (I) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the terms and conditions of, such Company Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to Parent all non-public information, including copies of all written materials, made available by the Company to such party but not previously made available to Parent and (C) keep Parent informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Acquisition Proposal or other inquiry, offer, proposal or request and providing to Parent copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Company Acquisition Proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the terms and conditions of such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.6.
(c) Except as permitted by Section 5.6(d) or Section 5.6(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent, Merger Sub Inc. or Merger Sub LLC, (ii) approve, authorize, declare advisable or recommend any Company Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.6(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Company Adverse Recommendation Change”).
(d) If, after the date of this Agreement and prior to the receipt of the Company Shareholder Approval, the Company Board receives a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, the Company Board may cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal only if (A) the Company has notified Parent in writing that the Company Board intends to terminate this Agreement pursuant to Section 7.1(c)(ii), (B) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Company Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.6(d), the Company and its Representatives shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Company Acquisition Proposal is no longer a Company Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal; provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Parent the Company Termination Fee in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.
(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.6(d) and shall not be subject to this Section 5.6(e)), prior to obtaining the Company Shareholder Approval, the Company Board may, in response to a Company Intervening Event, take any action prohibited by clause (i) of Section 5.6(c), only if (i) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that the Company Board intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.6(e) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event and for the Company Board’s determination to effect such Company Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.6(e), the Company and its Representatives shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.
(f) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to its shareholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such issuance or disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or a Company Acquisition Proposal shall be deemed to be a Company Adverse Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed and any such issuance or disclosure that constitutes a Company Adverse Recommendation Change shall be made only in compliance with Section 5.6(d) or 5.6(e).
(g) The Company agrees that any breach of this Section 5.6 by any of its Representatives (acting as such) shall be deemed to be a breach of this Agreement by the Company.
Section 5.7 No Solicitation by Parent.
(a) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.7(b), Section 5.7(d) or Section 5.7(e), (i) Parent shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Parent Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) Parent shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any non-public information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Parent Acquisition Proposal, (B) engage in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than the Company or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Parent Acquisition Proposal or grant any waiver or release under or fail to use commercially reasonable efforts to enforce any standstill, confidentiality or other similar agreement (except that if the Parent Board determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, Parent may waive any such standstill provision in order to permit a third party to make and pursue a Parent Acquisition Proposal), (C) approve, authorize, declare advisable or recommend any Parent Acquisition Proposal, (D) execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(b)), or (E) resolve to do any of the foregoing, (iii) Parent shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) which has been set up with respect to or in the context of a possible Parent Acquisition Proposal (other than the transactions contemplated by this Agreement) containing any information of Parent or any of its Subsidiaries.
(b) Notwithstanding Section 5.7(a), at any time prior to obtaining the Parent Shareholder Approval, if Parent receives, after the date of this Agreement, a bona fide written Parent Acquisition Proposal from a third party that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, then Parent may (i) contact the Person or any of its Representatives who has made such Parent Acquisition Proposal solely to clarify the terms of such Parent Acquisition Proposal so that the Parent Board (or any committee thereof) may inform itself about such Parent Acquisition Proposal and to inform such Person or its Representatives of this Section 5.7, (ii) furnish information concerning its business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with confidentiality terms that, taken as a whole, are not materially less favorable to Parent than those contained in the Confidentiality Agreement (provided that if any such confidentiality agreement does not contain standstill provisions, or contains standstill provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, Parent shall promptly (and in any case within twenty-four (24) hours) following execution of such confidentiality agreement provide the Company notice thereof and a copy of such provisions, if any, and upon such notice, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provisions therein or conform the provisions thereof with such more favorable provisions, as applicable) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Parent Acquisition Proposal, in the case of clauses (ii) and (iii), if the Parent Board determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Parent Superior Proposal. Parent shall (A) promptly (and in any case within twenty-four (24) hours) provide the Company notice (I) of the receipt of any Parent Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other written materials that describe any of the terms and conditions of, such Parent Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, Parent or any of its Representatives concerning a Parent Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within twenty-four (24) hours) make available to the Company all non-public information, including copies of all written materials, made available by Parent to such party but not previously made available to the Company and (C) keep the Company informed on a reasonably prompt basis (and, in any case, within twenty-four (24) hours of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Acquisition Proposal or other inquiry, offer, proposal or request and providing to the Company copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Parent Acquisition Proposal or other inquiry, offer, proposal or request, or other written materials that describe any of the terms and conditions of such Parent Acquisition Proposal or other inquiry, offer, proposal or request. Parent agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits Parent from providing any information to the Company in accordance with this Section 5.7.
(c) Except as permitted by Section 5.7(d) or Section 5.7(e), neither the Parent Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Parent Recommendation, in each case in a manner adverse to the Company, (ii) approve, authorize, declare advisable or recommend any Parent Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow Parent or any of its Subsidiaries to execute or enter into, any binding or non-binding letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other agreement contemplating or otherwise in connection with, or that is intended to or would reasonably be expected to lead to, any Parent Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Parent Adverse Recommendation Change”).
(d) If, after the date of this Agreement and prior to the receipt of the Parent Shareholder Approval, the Parent Board receives a bona fide written Parent Acquisition Proposal that the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Parent Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation, in any non-de minimis respects, of this Agreement, the Parent Board may cause Parent to terminate this Agreement pursuant to Section 7.1(d)(ii) in order to enter into a definitive agreement providing for such Parent Superior Proposal only if (A) Parent has notified the Company in writing that the Parent Board intends to terminate this Agreement pursuant to Section 7.1(d)(ii), (B) Parent has provided the Company a copy of the proposed definitive agreements and other proposed transaction documentation between Parent and the Person making such Parent Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.7(d), Parent and its Representatives shall have discussed and negotiated in good faith (in each case only if the Company desires to negotiate) with the Company and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Parent Acquisition Proposal is no longer a Parent Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Parent Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from Parent to the Company and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the Parent Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Parent Superior Proposal; provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless Parent shall have paid the Company the Parent Termination Fee in accordance with Section 7.3(b) prior to or substantially concurrently with such termination.
(e) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.7(d) and shall not be subject to this Section 5.7(e)), prior to obtaining the Parent Shareholder Approval, the Parent Board may, in response to a Parent Intervening Event, take any action prohibited by clause (i) of Section 5.7(c), only if (i) the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has notified the Company in writing that the Parent Board intends to effect such a Parent Adverse Recommendation Change pursuant to this Section 5.7(e)

(which notice shall specify the facts and circumstances providing the basis of the Parent Intervening Event and for the Parent Board’s determination to effect such a Parent Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.7(e), Parent and its Representatives shall have discussed and negotiated in good faith (in each case only if the Company desires to negotiate) with the Company and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from Parent to the Company and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Parent Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.
(f) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to its shareholders if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure of the Parent Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, however, that any such issuance or disclosure (other than issuance by Parent of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that addresses or relates to the approval, recommendation or declaration of advisability by the Parent Board with respect to this Agreement or a Parent Acquisition Proposal shall be deemed to be a Parent Adverse Recommendation Change unless the Parent Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed and any such issuance or disclosure that constitutes a Parent Adverse Recommendation Change shall be made only in compliance with Section 5.7(d) or 5.7(e).
(g) Parent agrees that any breach of this Section 5.7 by any of its Representatives (acting as such) shall be deemed to be a breach of this Agreement by Parent.
Section 5.8 Directors’, Officers’ and Employees’ Indemnification and Insurance.
(a) Parent, Merger Sub Inc. and Merger Sub LLC agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors, officers or employees of the Company who, in the case of an employee of the Company, at the request of the Company, is serving or served as a director, officer, employee, agent, fiduciary or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (the “D&O Indemnified Parties”), as provided in the Company’s Articles of Incorporation, the Bylaws or any indemnification Contract between such directors, officers or employees and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to, the date of this Agreement) shall survive the Mergers and shall continue in full force and effect. For a period of six (6) years from the First Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in the organizational documents of the Surviving Entity that are equivalent (taking into account any differences between the MBCA and the MLLCA) to the provisions of the Company’s Articles of Incorporation and Bylaws as in effect immediately prior to the date of this Agreement with respect to acts or omissions occurring at or prior to the First Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any matter for which a claim for indemnification was made within such period shall continue until the disposition of such matter or final resolution of such claim. From and after the First Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Entity to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.8.
(b) Without limiting Section 5.8(a), from and after the First Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each D&O Indemnified Party against all costs and expenses (including advancing reasonable attorneys’ fees and expenses on a current basis as incurred (following a request therefor) in advance of the final disposition of any actual or threatened Proceeding or other matter to each D&O Indemnified Party to the fullest extent permitted by Law; provided that any Person to whom expenses are advanced provides an undertaking (which shall not require any security) to repay such advances if it is ultimately determined by final and non-appealable adjudication by a court of competent jurisdiction that such Person is not entitled to be indemnified or entitled to advancement of expenses), judgments, fines, amounts paid in settlement and any other amounts actually and reasonably incurred by such D&O Indemnified Party arising out of or pertaining to any actual or alleged acts or omissions actually or allegedly occurring at or prior to the First Effective Time (including actual or alleged acts or omissions actually or allegedly occurring at or prior to the First Effective Time arising out of the transactions contemplated by this Agreement).
(c) Prior to the First Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the First Effective Time to, purchase six (6)-year prepaid “tail” insurance covering the natural persons covered by the Company’s directors’ and officers’ liability, fiduciary liability and employment practices liability insurance in effect as of the date of this Agreement (“Current Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable to the insureds thereunder than the coverage provided under the Current Insurance, with respect to matters arising on or before the First Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such insurance to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that Parent shall not be required to pay for such “tail” insurance an amount in excess of 300% of the aggregate annual premium for the Current Insurance (“Maximum Amount”); provided, further, that if such insurance is not available or the aggregate premium exceeds the Maximum Amount, then the Company or the Surviving Entity, as applicable, shall obtain the best coverage available for a cost not exceeding the Maximum Amount. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance prior to or as of the First Effective Time, then Parent shall, for a period of six (6) years from the First Effective Time, cause the Surviving Entity to maintain in effect directors’ and officers’ liability, fiduciary liability and employment practices liability insurance covering the natural persons covered by the Current Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds thereunder than the coverage provided under the Current Insurance with respect to matters arising on or before the First Effective Time; provided Parent shall not be required to pay an aggregate annual premium for such insurance in excess of the Maximum Amount provided, further, that if such insurance is not available or the aggregate annual premium exceeds the Maximum Amount, then Parent shall be required to obtain the best coverage available for the Maximum Amount.
(d) The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, Contract or otherwise.
(e) In the event that Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.8.
Section 5.9 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the First Effective Time. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.
Section 5.10 Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Mergers or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Joint Proxy Statement or the Form S-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.10 and (b) this Section 5.10 shall not apply to any statement, release or disclosure (i) relating to any dispute or Proceeding between the parties, (ii) made by the Company in response to the receipt and existence of a Company Acquisition Proposal or Company Superior Proposal, its consideration of the foregoing or its making of a Company Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by the Company in respect of any of the foregoing, this Section 5.10 shall not apply to any statement, release or disclosure made by Parent with respect to such matters, or (iii) made by Parent in response to the receipt and existence of a Parent Acquisition Proposal or Parent Superior Proposal, its consideration of the foregoing or its making of a Parent Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by Parent in respect of any of the foregoing, this Section 5.10 shall not apply to any statement, release or disclosure made by the Company with respect to such matters.
Section 5.11 Employee Matters.
(a) For purposes of this Section 5.11, (i) the term “Covered Employees” shall mean employees who are actively employed by or on a legally protected or approved leave of absence from the Company or any of its Subsidiaries immediately prior to the First Effective Time; and (ii) the term “Continuation Period” shall mean the period beginning at the First Effective Time and ending on the first anniversary of the First Effective Time.
(b) Except where applicable Law requires more favorable treatment, during the Continuation Period, Parent shall, or shall cause the applicable Subsidiary of Parent to, provide to each Covered Employee for so long as such Covered Employee remains an employee of Parent or any of its Subsidiaries during the Continuation Period, (i) base salary or hourly wage rate, target annual short-term cash incentive opportunities and target long-term incentive opportunities that are no less favorable in the aggregate than were provided to such Covered Employee immediately prior to the First Effective Time; provided, however, that during the Continuation Period, in no event shall such Covered Employee’s base salary or hourly wage rate be less favorable than immediately prior to the First Effective Time, and (ii) other employee benefits, in the aggregate, that are substantially comparable to the employee benefits, in the aggregate (including no less favorable 401(k) employer match and minimum profit sharing contribution), provided by the Company and its Subsidiaries immediately prior to the First Effective Time (excluding nonqualified deferred compensation, severance, garden leave, defined benefit pension plans, retiree or post-employment health or welfare benefits, retention or other special or one-time bonus opportunities, change in control compensation, and equity or equity-based plans or arrangements (collectively, the “Excluded Benefits”)). For the period beginning at the First Effective Time and ending on the date that is twelve months immediately following the First Effective Time, Parent shall, or shall cause the applicable Subsidiary of Parent to, provide to each Covered Employee who experiences a qualifying termination of employment during such period, severance payments and benefits and garden leave and/or notice requirements that are no less favorable than those that would have been provided to such Covered Employee immediately prior to the First Effective Time consistent with the terms of the applicable Company Benefit Plan that is scheduled on Section 5.11(b) of the Company Disclosure Letter (including a requirement to execute and, to the extent applicable, not revoke, a general release of claims releasing Parent and all of its Subsidiaries (including the Company and the Surviving Entity)).
(c) Other than with respect to the Excluded Benefits, in the event any Covered Employee first becomes eligible to participate under any Parent Benefit Plan following the First Effective Time, Parent shall, or shall cause the applicable Subsidiary of Parent to (i) waive any preexisting condition exclusions and actively at work requirements and waiting periods with respect to participation and coverage requirements applicable to any Covered Employee (and eligible dependents) under any Parent Benefit Plan providing medical, dental, vision or similar benefits to the same extent such limitation would have been waived or satisfied under any similar Company Benefit Plan the Covered Employee participated in immediately prior to coverage under the Parent Benefit Plan and (ii) provide each Covered Employee with credit for any copayments, out-of-pocket requirements and deductibles paid prior to the Covered Employee’s coverage under any Parent Benefit Plan during the plan year in which the First Effective Time occurs to the same extent such credit was given under any similar Company Benefit Plan that the Covered Employee (and eligible dependents) participated in immediately prior to coverage under the Parent Benefit Plan, in satisfying any applicable co-payment, deductible or out-of-pocket requirements under the Parent Benefit Plan for the plan year in which the First Effective Time occurs.
(d) As of the First Effective Time, other than with respect to the Excluded Benefits (provided that severance shall not be an Excluded Benefit for this purpose), Parent shall use commercially reasonable efforts to recognize, or shall cause the applicable Subsidiary of Parent to recognize, all service of each Covered Employee prior to the First Effective Time, to the Company (or any predecessor employer of the Company or any of its Subsidiaries, to the extent such service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Company Benefit Plan) for purposes of determining eligibility to participate, level of benefits and vesting, benefit accruals and determining future vacation or paid time off accruals and severance amounts to the same extent as such Covered Employee received, immediately before the First Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the First Effective Time; provided that in no event shall anything contained in this Section 5.11 result in any duplication of benefits for the same period of service.
(e) In respect of the Management Incentive Plan and the Employee Bonus Plan with respect to the fiscal year in which the First Effective Time occurs, the Company shall, or shall cause to, pay each employee a cash bonus in respect of the period from the first day of the Company’s fiscal year in which the First Effective Time occurs to the date of such First Effective Time (the “Pre-Closing Period”) using the performance level set forth on Section 5.11(e) of the Company Disclosure Letter that are based on the Company’s actual performance, multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is 365 (the “Pre-Closing Bonus”). The Pre-Closing Bonus, subject to applicable Tax withholdings, shall be paid, without interest, within thirty (30) days immediately following the First Effective Time.
(f) If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company shall take all actions necessary to cause the Company’s tax-qualified defined contribution 401(k) retirement plan (the “Company 401(k) Plan”) to be terminated, effective as of no later than the day immediately preceding the Closing Date, and contingent upon the occurrence of the Closing, and provide that participants in the Company 401(k) Plan shall become fully vested in any unvested portion of their Company 401(k) Plan accounts as of the date such plan is terminated. If such request to terminate the Company 401(k) Plan is made, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than immediately prior to the Closing Date and contingent on the Closing) pursuant to resolutions of the Company Board. The form and substance of such resolutions shall be subject to prior review and reasonable comment by Parent. The Company shall, consistent with past practice, make all employer contributions to eligible Covered Employees for the plan year in which the plan termination is effective through the plan termination date, prorated to take into account such Covered Employees’ elective deferrals (in the case of matching contributions) and plan compensation (in the case of nonelective contributions), through the date immediately preceding the Closing Date, notwithstanding any last-day-of-year employment requirement or hours of service requirements. Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”) that will cover eligible Covered Employees effective as soon as administratively practicable following the Closing Date. In connection with the termination of the Company 401(k) Plan, Parent shall cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the “direct rollover” of the account balance (including the in-kind roller of promissory notes evidencing participant loans) of each Covered Employee who participated in the Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code.
(g) The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 with respect to employees, including Covered Employees, of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other Person, including employees, former employees, any participant or any beneficiary thereof, in any Company Benefit Plan, contract of employment or (ii) to continued employment with the Company, Parent, the Surviving Entity or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.11 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plans of the Company, Parent, the Surviving Entity or any of their respective Subsidiaries or Affiliates or shall prohibit Parent, the Surviving Entity or any of their respective Subsidiaries or Affiliates from amending or terminating any employee benefit plan.
Section 5.12 Merger Sub Inc. and Merger Sub LLC. Parent, including in its capacity as the sole shareholder of Merger Sub Inc. and the sole member of Merger Sub LLC, will take all actions necessary to (a) cause Merger Sub Inc., Merger Sub LLC and, after the First Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, (b) after the First Effective Time, cause the Second Merger to occur and (c) ensure that each of Merger Sub Inc. and Merger Sub LLC prior to the Second Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its obligations under this Agreement, the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated hereby or thereby, including the Financing. Without limiting the foregoing, immediately following the First Effective Time, Parent as the sole shareholder of the Surviving Corporation, will adopt resolutions approving the Second Merger.
Section 5.13 Rule 16b-3 Matters. Prior to the First Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.
Section 5.14 Stock Exchange Listing. Prior to the First Effective Time, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers to be approved for listing on the NYSE, subject to official notice of issuance, at or prior to the First Effective Time.
Section 5.15 Financing and Financing Cooperation.
(a) Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate the Financing in an amount sufficient to consummate the Mergers and the other transactions contemplated hereby no later than the Closing, including, to the extent necessary to consummate the Mergers and such other transactions, using reasonable best efforts to (i) (A) maintain in effect the Debt Letters (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is not prohibited by this Agreement) and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (including any “market flex” provisions) or with other terms no less favorable to the Parent and its Subsidiaries, taken as a whole, and agreed by Parent and the Financing Parties, subject to the restrictions on amendments of the Debt Letters set forth below, so that such agreements are in effect no later than the Closing, and (ii) satisfy, or obtain a waiver thereof, on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to the Parent or its Subsidiaries and that are in Parent’s (or its Subsidiaries’) control. In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund on the Closing Date the Financing, to the extent the proceeds thereof are required to consummate the Mergers and the other transactions contemplated hereby. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.
(b) Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted to remove only the fee amounts, pricing caps and the rates and amounts included in the “market flex” and shall notify the Company promptly (and in any event within three (3) Business Days) in a customary manner) and shall give the Company prompt notice of any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material adverse impact on the Financing necessary for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration and all fees and expenses to be incurred in connection therewith, in each case, of which Parent becomes aware; provided that in no event shall Parent or its Subsidiaries be under any obligation to disclose any information pursuant to this sentence that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege (provided, further, that in each such case, Parent shall provide notice to the Company of the exercise of such privilege and shall cooperate with the Company to enable the Company and the Company’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that the Company and the Company’s Representatives may have access to such information). Parent may amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters without the prior written approval of the Company; provided that Parent shall not, without the Company’s prior written consent, permit any such amendment, supplement, replacement, substitution, assignment, termination or other modification or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters which would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, is sufficient to consummate the Mergers and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the terms of such Debt Letter shall be permitted), (ii) impose new or additional (or expand or adversely amend or modify any existing) conditions to the Financing, (iii) materially delay or make less likely the funding of all or a portion of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (iv) materially adversely impact the ability of Parent or any of its Subsidiaries to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (v) otherwise materially adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Mergers and the other transactions contemplated hereby (clauses (i) through (v), collectively, the “Prohibited Modifications”); provided that notwithstanding the foregoing, Parent may modify, supplement or amend the Debt Letters, to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement, to provide for the assignment and reallocation of a portion of the financing commitments contained in the Debt Letters and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, and (2) implement or exercise any “market flex” provisions contained in the Debt Letters. In the event that new commitment letters or fee letters are entered into in accordance with any amendment, restatement, amendment and restatement, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15(b), such new commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable on the terms and conditions contemplated by the Debt Letters (including the “market flex” provisions) (other than as a result of the Company’s breach of any provision of this Agreement or failure to satisfy the conditions set forth in Article VI), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to obtain substitute financing, including, as applicable, a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable to Parent and its Subsidiaries, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof or in the case of terms other than the conditions to the commitments and funding, that are otherwise acceptable to Parent) sufficient, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, to enable Parent and its Subsidiaries to consummate the Mergers and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”), without limiting the foregoing, use reasonable best efforts to cause such Substitute Financing to not include any Prohibited Modifications, and promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and the related fee letters (in redacted form removing only the fee amounts, pricing caps, the rates and amounts included in the “market flex”) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letters or fee letters, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments, supplements, replacements, substitutions, assignments, terminations or other modifications or waivers thereto, for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement.
(c) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Financing, including by doing the following:
(i) furnishing, or causing to be furnished, to Parent, (A) audited consolidated balance sheets and related consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for the three (3) most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP and (B) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments and, for the avoidance of doubt, the absence of footnotes) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year) (the financial statements set forth in clause (A) and (B), the “Required Financial Statements”); it being understood and agreed that any such financial statements that have been filed with the SEC shall be deemed to have been furnished to Parent for purposes of this clause (i);
(ii) providing to Parent, (A) financial statements (including the Required Financial Statements), financial data and other information regarding the Company and its Subsidiaries reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance and change periods in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing, and (B) such other financial and other information relating to the Company and its Subsidiaries customary and reasonably necessary to satisfy the conditions to initial funding set forth in the Debt Letters and for the completion of the

Financing to the extent reasonably requested by Parent to assist Parent in the preparation of Financing Materials or otherwise to be used in connection with the marketing or consummation of the Financing in connection with the Mergers and the other transactions contemplated by this Agreement; provided that the Company and its Subsidiaries and their respective Representatives shall not be required to provide to Parent (1) the proposed aggregate amount of the Financing, together with assumed interest rates and fees and expenses relating to the incurrence of the Financing or (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;
(iii) using reasonable best efforts to secure the consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act where such financial information is included, including any registration statement of Parent filed with the SEC relating to the Financing, or in accordance with applicable Law;
(iv) using reasonable best efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with the Financing upon reasonable notice and at mutually agreeable dates and times and (B) provide customary comfort letters (including “negative assurance” comfort and drafts of such comfort letters, which such auditors are prepared to issue upon completion of customary procedures) with respect to financial information related to the Company and its Subsidiaries, to the extent such comfort letters are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing;
(v) providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations (and for the avoidance of doubt, including assistance to Parent in obtaining any corporate or facility ratings from any ratings agencies in connection with the Financing), road show materials, bank information memoranda (including a bank information memorandum that does not include material non-public information), projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15 (collectively, the “Financing Materials”), including consenting to the inclusion or incorporation by reference of periodic and current reports filed by the Company with the SEC;
(vi) reasonably cooperating with customary marketing efforts of Parent and the Financing Source Parties for the Financing, including using reasonable best efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with prospective financing sources, investors and rating agencies, in each case, including direct contact between appropriate members of senior management of the Company, on the one hand, and the Financing Source Parties and upon reasonable notice and at mutually agreeable dates and times;
(vii) delivering to Parent, no later than three (3) Business Days prior to the Closing Date, any documentation or information about the Company and its Subsidiaries required by regulatory authorities in order to comply with applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and 31 C.F.R. § 1010.230), to the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date;
(viii) informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company included or intended to be used in connection with the Financing should no longer be relied upon;

(ix) informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements is required or reasonably likely;
(x) cooperating with Parent to the extent reasonably requested in writing by Parent in connection with providing customary authorization letters to Parent’s financing sources, containing (A) a representation that the public side versions of any bank information memorandum, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (B) a “10b-5” representation by the Company consistent with the Debt Letters; and
(xi) provide reasonable assistance with the preparation of any definitive documentation contemplated by the Financing (including schedules) as a condition to the effectiveness and initial funding thereof, including executing and delivering any definitive documentation therefor and required certifications (in the case of any solvency certificate, solely to the extent limited to the solvency of the Company and its Subsidiaries at Closing) to the extent that officers of the Company or any Subsidiary thereof remain in such roles at the time of the Financing and otherwise subject to clause (III) below;
provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or incur any actual or potential liability (including any agreement to provide any indemnity, but excluding any costs or expenses incurred in connection with the Financing to the extent reimbursable pursuant to the penultimate sentence of this Section 5.15(c)) in connection with the Financing, except (x) such fees for which any funds necessary to pay such expenses are provided in advance by Parent to the Company, or (y) following the Closing, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to the Financing shall be subject to the consummation of the Closing, (III) (x) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to the Financing (other than certifications of the financial statements and customary authorization letters), and (y) none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize the Financing (including the documentation or instruments pursuant to which the Financing is obtained), unless, in the case of each of clauses (x) and (y), (1) Parent shall have determined that such directors, officers or managers are to remain as directors, officers and managers of the Company or the applicable Affiliates on and after the Closing Date and (2) the effectiveness thereof is contingent upon and effective after the Closing, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates and (V) none of the Company, any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that would (1) cause any condition to Closing set forth in Article VI to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries; (2) conflict with the organizational documents of the Company or its Subsidiaries or any Laws; (3) result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract; (4) require providing access to or disclosing information that would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (5) require preparing any projections or pro forma financial statements (other than the assistance contemplated by Section 5.15(c)(ii)); (6) require delivering or causing to be delivered any opinion of counsel or solvency certificate; (7) subject the Company or any of its Affiliates’ respective directors, managers, officers or employees to any actual or potential personal liability; or (8) waive or amend any terms of this Agreement or other contract to which the Company or its Affiliates is a party. The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties (A) are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, (B) are with respect to any information prepared or provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives or Affiliates, (C) arise from the breach of this Agreement by the Company, its Affiliates or their respective Representatives or (D) are with respect to any material misstatement or omission (in each case, taken as a whole) in connection with the information provided hereunder by any of the foregoing Persons for use in connection herewith or with the

Financing, and Parent shall promptly after termination of this Agreement in accordance with Section 7.1, upon written request by the Company, reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses (including reasonable attorneys’ fees) actually incurred by each such Person in connection with the Financing, whether or not the Mergers are consummated or this Agreement is terminated. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges and agrees that obtaining the Financing is not a condition to the Closing and that in no event shall the receipt by, or availability to, Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates of any funds or financing be a condition to any of Parent’s, Merger Sub Inc.’s or Merger Sub LLC’s obligations under this Agreement.
(d) All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders and investors during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any part of the Financing consisting of debt securities, to the extent required by applicable securities Laws. The Company hereby consents to the reasonable use of the Company’s and its Affiliate’s Trademarks solely in connection with the Financing; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.
Section 5.16 Stock Exchange Delisting; Deregistration. Prior to the First Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE as promptly as practicable after the First Effective Time. Prior to the First Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.
Section 5.17 Takeover Laws. None of the parties will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) this Agreement, the Voting and Support Agreement, the Mergers and the other transactions contemplated by this Agreement from any such anti-takeover statute or similar statute of any state that purports to apply to this Agreement, the Voting and Support Agreement, the Mergers or the other transactions contemplated by this Agreement.
Section 5.18 Transaction Litigation. Each of Parent and the Company shall give the other party notice, as soon as reasonably practicable, of any Proceeding brought against Parent, the Company or their respective directors or executive officers relating to or in connection with the Mergers or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers relating to this Agreement, the Mergers, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.
Section 5.19 Existing Company Credit Agreement. At Parent’s sole cost and expense, the Company shall use reasonable best efforts to deliver to Parent a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the administrative agent under the Existing Company Credit Agreement (i) setting forth the amount required to pay off in full on the Closing Date the Indebtedness and other obligations outstanding under the Existing Company Credit Agreement and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest and prepayment and other penalties) (the “Payoff Amount”), (ii) setting forth the wire transfer instructions for the payment of the Payoff Amount, (iii) releasing all Liens, security interests and collateral securing such Indebtedness and other obligations and all guarantees of such Indebtedness, and terminating the Existing Company Credit Agreement and all other related loan documents following receipt of the Payoff Amount (together with copies of any releases or filings required to evidence such release) and (iv) the termination or replacement of any letters of credit outstanding under the Existing Company Credit Agreement.

Section 5.20 Certain Tax Matters.
(a) After the date of this Agreement and prior to the First Effective Time, Parent and the Company shall reasonably cooperate in good faith, and the Company and its Subsidiaries shall provide all information reasonably requested by Parent with respect to Tax matters relevant to integrating Parent and the Company’s respective Subsidiaries and operations.
(b) Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case if such party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code. Each of Parent and the Company shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall not take (and shall cause its Affiliates not to take) any action (other than an action expressly contemplated or required under this Agreement), or knowingly fail to take (and shall cause its Affiliates not to knowingly fail to take) any action (other than an action expressly prohibited by this Agreement), which such action or failure to act could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(c) Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company shall use its reasonable best efforts to cause its officers to deliver to the Company Tax Counsel and the Parent Tax Counsel, as applicable, customary tax representation letters with respect to the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and customary related matters, in form and substance reasonably satisfactory to such Tax Counsel, at such time (or times) as such Tax Counsel shall reasonably request, which may include (i) the date of the declaration of effectiveness of the Form S-4 by the SEC, (ii) on such other date (or dates) as determined reasonably necessary by such Tax Counsel in connection with the preparation and filing of the Form S-4, (iii) at the First Effective Time and (iv) on such other dates as determined reasonably necessary or appropriate by such Tax Counsel. Parent and the Company shall also use its reasonable best efforts to provide such other information as reasonably requested by the Tax Counsels for purposes of rendering any opinion with respect to the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and customary related matters.
(d) Unless otherwise required by Law, each party shall file all of its tax returns, including complying with the filing requirements of Treasury Regulations Section 1.368-3, consistent with, and shall not take any position inconsistent with, the treatment of the Mergers as a “reorganization” for U.S. federal income Tax purposes.
Section 5.21 Coordination of Quarterly Dividends. The Company and Parent shall coordinate to match the record date and payment date for the Company’s regular quarterly dividend for the quarter in which the Closing is anticipated to occur to the corresponding record date and payment date for Parent’s regular quarterly dividend for such quarter (unless Parent shall not pay a dividend on any shares of Parent Common Stock in respect of such period) to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in the quarter in which the Closing occurs with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Mergers. In addition, and without limiting the requirements of the previous sentence, the Company (A) shall not pay or declare any dividend to shareholders of the Company in excess of $0.10 per share of Company Common Stock per quarter and (B) shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be (x) no later than three (3) Business Days following and (y) no earlier than two (2) Business Days preceding, in each case, the one (1) year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the First Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 5.21.
Section 5.22 Board Membership. Prior to the First Effective Time, Parent shall take all necessary corporate action so that, upon the First Effective Time, (i) the size of the Parent Board is increased by two (2) members to a total of twelve (12) members, (ii) Timothy C. E. Brown is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2027, and (iii) Linda K. Williams is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2028 (the directors appointed pursuant to this Section 5.22, the “Company Board Designees”); provided that, if the First Eﬀective Time has occurred after the 2026 annual meeting of the shareholders of Parent but prior to the 2027 annual meeting of the shareholders of Parent, in lieu of the foregoing clauses (ii) and (iii), Parent shall take all necessary corporate action so that, upon the First Effective Time, (a) Timothy C. E. Brown is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2028 and (b) Linda K. Williams is appointed to the Parent Board as a member of the class of directors of the Parent Board with terms expiring in 2029. In the event that a Company Board Designee is not willing or able to serve on the Parent Board as of the First Effective Time, then Parent shall be entitled to designate a replacement for such Company Board Designee who is another member of the Company Board as of immediately prior to the First Effective Time and who meets Parent’s independence criteria and is otherwise reasonably acceptable to the Company.
Section 5.23 Senior Notes.
(a) Unless otherwise required by Law or the terms of the 2029 Senior Notes, the 2029 Senior Notes Indenture and the 2029 Senior Notes Officers’ Certificate, prior to the First Effective Time, the Company shall not exercise its right to redeem or make an offer to repurchase the 2029 Senior Notes without the prior written consent of Parent. Upon written request by Parent at its sole discretion and at Parent’s sole cost and expense (including with respect to principal and interest of the 2029 Senior Notes), the Company shall use reasonable best efforts to exercise its right to redeem or make an offer to repurchase the 2029 Senior Notes in accordance with the terms of the 2029 Senior Notes, the 2029 Senior Notes Indenture and the 2029 Senior Notes Officers’ Certificate. Notwithstanding the foregoing, nothing in this Section 5.23 shall require the Company or any of its Subsidiaries to pay or deposit any amounts required to redeem or repurchase the 2029 Senior Notes prior to the First Effective Time, except to the extent such amounts and related expenses have been previously provided by Parent to the Company or its Subsidiaries, as applicable, in accordance with this Agreement.
(b) Prior to the First Effective Time, to the extent Parent determines to conduct an exchange offer and consent solicitation relating to the 2029 Senior Notes for debt securities of Parent or any of its Subsidiaries (any such transaction, the “Exchange”), the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Exchange, including providing cooperation substantially consistent with the terms of Section 5.15(c) as though the references therein to the Financing include references to the Exchange and including, for the avoidance of doubt, providing reasonable assistance with the preparation of, and executing and delivering (to the extent that officers of the Company or any Subsidiary thereof remain in such roles at the time of the Exchange and otherwise subject to Section 5.15(c)(III)), one or more supplemental indentures to the 2029 Senior Notes Indenture and such other definitive documentation and certifications as are customarily prepared in connection with an exchange and consent solicitation (collectively, the “Exchange Documents”). Parent and the Company further agree that the terms of Section 5.15(d) shall apply to this Section 5.23(b); provided that (i) the Exchange shall be at Parent’s sole cost and expense and (ii) none of the Exchange Documents shall become effective prior to the First Effective Time.
Section 5.24 Event of Automatic Conversion. Upon the conversion of certain shares of Company Class B Common Stock into Company Class A Common Stock as contemplated by Section 4.10 of the Voting and Support Agreement executed and delivered by Mr. Robert C. Pew III on the date hereof, the Company shall take all further actions necessary or desirable to carry out the conversion of all Company Class B Common Stock into Company Class A Common Stock pursuant to Section 3.E.3.(b) of the Articles of Incorporation (and the Company Board shall make a determination that an Event of Automatic Conversion (as defined in the Articles of Incorporation) has occurred and instruct the transfer agent of the Company to properly record such conversion) as of the date of the conversion the applicable shares of Company Class B Common Stock into Company Class A Common Stock as contemplated by Section 4.10 of the Voting and Support Agreement executed and delivered by Mr. Robert C. Pew III on the date hereof.

ARTICLE VI

CONDITIONS TO THE MERGER
Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Mergers are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:
(a) Parent shall have obtained the Parent Shareholder Approval and the Company shall have obtained the Company Shareholder Approval;
(b) the shares of Parent Common Stock to be issued in connection with the Mergers shall have been approved for listing on the NYSE, subject to official notice of issuance;
(c) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;
(d) any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Mergers shall have expired or early termination thereof shall have been granted; and
(e) no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Mergers (any such Order or Law, a “Restraint”).
Section 6.2 Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC to Effect the Mergers. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to effect the Mergers are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:
(a) each of the representations and warranties of the Company (i) contained in Section 3.7(c) shall be true and correct in all respects as of the date of this Agreement, (ii) contained in Section 3.2(a), the first sentence of Section 3.2(b), Section 3.2(c)(i), Section 3.2(c)(ii) and Section 3.2(c)(iv) (in each such clause of Section 3.2(c), with respect to the Company and the securities thereof or equity interests therein) shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (iii) contained in the first sentence of Section 3.1, the last sentence of Section 3.2(b), Section 3.2(c)(iii) (solely with respect to the Company Common Stock), Section 3.2(d) (solely with respect to (x) clause (i) of the first sentence and (y) the second sentence) Section 3.3, Section 3.4, Section 3.5(a)(i) (solely with respect to the Articles of Incorporation and Bylaws), Section 3.22, Section 3.23 and Section 3.24 (together with the Sections of this Agreement referred to in clauses (i) and (ii), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iv) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of clause (iv), where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company;
(b) the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and
(d) Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).
Section 6.3 Conditions to Obligation of the Company to Effect the Mergers. The obligation of the Company to effect the Mergers is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:
(a) each of the representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC (i) contained in Section 4.7(c) shall be true and correct in all respects as of the date of this Agreement, (ii) contained in Section 4.2(a), Section 4.2(c)(i), Section 4.2(c)(ii), Section 4.2(c)(iv) and Section 4.2(f) shall be true and correct in all respects (other than, in the case of Section 4.2(a), Section 4.2(c)(i), Section 4.2(c)(ii) and Section 4.2(c)(iv), de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (iii) contained in the first sentence of Section 4.1, Sections 4.2(d) and 4.2(e), Section 4.3, Section 4.4, Section 4.15, Section 4.16 and Section 4.18 (together with the Sections of this Agreement referred to in clauses (i) and (ii), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iv) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of clause (iv), where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent;
(b) Parent, Merger Sub Inc. and Merger Sub LLC shall have performed or complied in all material respects with each of their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;
(c) since the date of this Agreement, there shall not have been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and
(d) the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).
ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER
Section 7.1 Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the First Effective Time, whether before or after the Company Shareholder Approval or Parent Shareholder Approval is obtained (except as otherwise expressly noted), as follows:
(a) by mutual written consent of each of Parent and the Company;
(b) by either Parent or the Company, if:
(i) the Mergers shall not have been consummated on or before 5:00 p.m. (Chicago, Illinois, United States time) on May 4, 2026 (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (if the Restraint is in

respect of an Antitrust Law) shall not have been satisfied or waived, but all other conditions set forth in Section 6.1 through Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), the Termination Date shall automatically, without any action on the part of the parties hereto, be extended up to three (3) times, in each case, by an additional period of three (3) months, and such date as so extended shall be the “Termination Date” for all purposes hereunder; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;
(ii) prior to the First Effective Time, any Restraint shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers, and in the case of a Restraint that is an Order, such Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if a material breach by such party of its obligations under Section 5.4 has been the principal cause of or principally resulted in the issuance of such Restraint;
(iii) the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(iv) the Parent Shareholder Approval shall not have been obtained upon a vote taken thereon at the Parent Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;
(c) by the Company if:
(i) Parent, Merger Sub Inc. or Merger Sub LLC shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Merger Sub Inc. or Merger Sub LLC on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b);
(ii) at any time prior to receipt of the Company Shareholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.6(d); provided that prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee;
(iii) at any time prior to the receipt of the Parent Shareholder Approval, (A) the Parent Board shall have made a Parent Adverse Recommendation Change, (B) Parent or the Parent Board shall have failed to include in the Joint Proxy Statement the Parent Recommendation, (C) Parent shall have materially breached any of its obligations under Section 5.7(a) or (D) the Parent Board shall have (I) failed to publicly reaffirm the Parent Recommendation within ten (10) Business Days of receipt of a written request by the Company to provide such reaffirmation following receipt by Parent of a Parent Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by the Company may only be given once with respect to each such Parent Acquisition Proposal; provided that the Company may make another written request to which this clause (I) shall apply in the event of any publicly disclosed change to the price or other material terms of such Parent Acquisition Proposal) or (II) failed to recommend against any Parent Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act

(in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer;
(d) by Parent if:
(i) the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent, Merger Sub Inc. or Merger Sub LLC is then in breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b);
(ii) at any time prior to receipt of the Parent Shareholder Approval, in order for Parent to enter into a definitive agreement with respect to a Parent Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.7(d); provided that prior to or substantially concurrently with such termination, Parent pays or causes to be paid to Company the Parent Termination Fee; or
(iii) at any time prior to the receipt of the Company Shareholder Approval, (A) the Company Board shall have made a Company Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Joint Proxy Statement the Company Recommendation, (C) the Company shall have materially breached any of its obligations under Section 5.6(a) or (D) the Company Board shall have (I) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of a Company Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by Parent may only be given once with respect to each such Company Acquisition Proposal; provided that Parent may make another written request to which this clause (I) shall apply in the event of any publicly disclosed change to the price or other material terms of such Company Acquisition Proposal) or (II) failed to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer.
Section 7.2 Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 7.1, written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that, except as otherwise provided in Section 7.3, no such termination shall relieve any party hereto of any liability or damages (which (x) in the case of the Company, may include amounts representing, or based on the loss of, any premium or other economic entitlement the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement and (y) in the case of Parent, Merger Sub Inc. and Merger Sub LLC, may include amounts representing, or based on the loss of any net benefits (including anticipated synergies) or other economic benefits that Parent, Merger Sub Inc. and Merger Sub LLC expected to be realized by Parent and its Subsidiaries if the Mergers were consummated in accordance with the terms of this Agreement) resulting from any knowing and intentional breach of its obligations under this Agreement prior to such termination or fraud in the making of the representations and warranties set forth herein; and provided, further, that the Confidentiality Agreement, the penultimate sentence of Section 5.15(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this

Agreement pursuant to Section 7.1. For purposes of this Agreement, “knowing and intentional breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.
Section 7.3 Termination Fees.
(a) If this Agreement is terminated by:
(i) (A) Parent pursuant to Section 7.1(d)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Shareholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)), a Company Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn (publicly, if publicly disclosed) prior to such termination (or at least two (2) Business Days prior to the Company Shareholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)) and (II) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”);
(ii) the Company pursuant to Section 7.1(c)(ii); or
(iii) Parent pursuant to Section 7.1(d)(iii);
then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.
Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.
(b) If this Agreement is terminated by:
(i) (A) the Company pursuant to Section 7.1(c)(i) on the basis of a breach of a covenant or agreement contained in this Agreement or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iv) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Parent Shareholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iv)), a Parent Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i), otherwise made known to the Parent Board) and not withdrawn (publicly, if publicly disclosed) prior to such termination (or at least two (2) Business Days prior to the Parent Shareholders’ Meeting in the case of termination pursuant to Section 7.1(b)(iv)) and (II) within twelve (12) months after such termination, any Parent Acquisition Proposal is consummated or Parent enters into a definitive agreement with respect to any Parent Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(b)(i)(B) the references to “twenty percent (20%)” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”);
(ii) Parent pursuant to Section 7.1(d)(ii);
(iii) the Company pursuant to Section 7.1(c)(iii); or
(iv) (A) Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) (solely to the extent the Restraint is in respect of an Antitrust Law) and, at the time of such termination, the conditions to Closing set forth in Section 6.1(d) and/or Section 6.1(e) (solely to the extent the Restraint is in respect of an Antitrust Law) shall not have been satisfied or waived, but all other conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), or (B) by the Company pursuant to Section 7.1(c)(i) on the basis of a breach by Parent of its covenants and agreements contained in Section 5.4;
then, in any such case, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee; provided, however, that in the case of a termination pursuant to clause (iv) of this Section 7.3(b), the Company shall, within seven (7) Business Days following such termination, irrevocably elect in writing to accept or decline the Parent Termination Fee, and failure to elect to accept the Parent Termination Fee within such period shall be deemed an election to decline the Parent Termination Fee and constitute an irrevocable waiver of the Parent Termination Fee.
Any payments required to be made under this Section 7.3(b) shall be made by wire transfer of same-day funds to the account or accounts designated by the Company, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination, (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination and (D) in the case of clause (iv) above, promptly, but in no event later than two (2) Business Days after the date of such irrevocable election to accept the Parent Termination Fee.
(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
(d) Notwithstanding anything to the contrary set forth in this Agreement, (i) Parent’s right to receive payment from the Company the Company Termination Fee pursuant to Section 7.3(a) shall, in circumstances in which the Company Termination Fee is payable hereunder and is paid in full, constitute the sole and exclusive remedy (other than in the event of knowing and intentional breach of the Company’s obligations under this Agreement prior to such termination of the Agreement or fraud by the Company in the making of the representations and warranties set forth herein) of Parent, Merger Sub Inc. and Merger Sub LLC against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)), and (ii) the Company’s right to receive payment from Parent the Parent Termination Fee pursuant to Section 7.3(b) shall, in circumstances in which the Parent Termination Fee is payable hereunder and is paid in full, constitute the sole and exclusive remedy (other than, in the case of the Parent Termination Fee payable hereunder in respect of a termination contemplated by clauses (i), (ii) and (iii) of Section 7.3(b), in the event of knowing and intentional breach of Parent’s, Merger Sub Inc.’s or Merger Sub LLC’s obligations under this Agreement prior to such termination of the Agreement or fraud by Parent, Merger Sub Inc. or Merger Sub LLC in the making of the representations and warranties set forth herein) of the Company against Parent and its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)).
(e) Each party acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties hereto would not enter into this Agreement; accordingly, if (x) the Company fails to timely pay the Company Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Company Termination Fee set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law and (y) Parent fails to timely pay the Parent Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the payment of the Parent Termination Fee set forth in this Section 7.3, Parent shall pay the Company its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.
Section 7.4 Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Shareholder Approval or the Parent Shareholder Approval; provided that after the Company Shareholder Approval or the Parent Shareholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company or Parent, as applicable, without such further approval of such shareholders nor any amendment or change not permitted under applicable Law; provided, further, that no amendment to, modification of, termination of or waiver of any of Sections 7.4, 8.8(c), 8.9, 8.11(c), 8.13 and 8.15 and the definition of “Financing Source Parties” (collectively, the “Financing Source Party Provisions”) that is adverse to any Financing Source Parties shall be effective without the written consent of the Financing Source Parties.
Section 7.5 Extension; Waiver. At any time prior to the First Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub Inc. or Merger Sub LLC in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE VIII

GENERAL PROVISIONS
Section 8.1 Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the First Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the First Effective Time.
Section 8.2 Expenses. Except as expressly set forth herein (including Section 5.4 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.
Section 8.3 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to the Company:

Steelcase Inc.
901 44th Street SE
Grand Rapids, Michigan 49508
Attention:	Megan Blazina
Email:	mblazina@steelcase.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
320 South Canal Street
Chicago, Illinois 60606
Phone: (312) 407-0700
Fax: (312) 407-0411
Attention:	Richard C. Witzel, Jr.
David R. Clark
Email:	Brian.Duwe@skadden.com
Richard.Witzel@skadden.com
David.Clark@skadden.com

if to Parent, Merger Sub Inc. or Merger Sub LLC:

HNI Corporation
600 E Second Street
Muscatine, Iowa 52761
Attention:	Steven Bradford
Email:	bradfords@hnicorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention:	James P. Dougherty
Shanu Bajaj
Email:	james.dougherty@davispolk.com
shanu.bajaj@davispolk.com

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.3; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.
Section 8.4 Interpretation; Certain Definitions.
(a) The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
(b) The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 3, 2025, unless the context requires otherwise. References to any information or document being “made available,” “provided” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room referred to as (x) “Project Geranium” hosted on behalf of the Company by Intralinks and (y) “Project Geranium” hosted on behalf of Parent by Datasite, in each case, at least one (1) Business Day prior to the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. References to the “ordinary course of business” of any Person shall be deemed to mean “the ordinary course of business in a manner consistent with the past practices” of such Person.
Section 8.5 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Mergers be consummated as originally contemplated to the fullest extent possible.
Section 8.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 8.6 shall be null and void.
Section 8.7 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Voting and Support Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
Section 8.8 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder except for the right of the Company to pursue damages (which may include amounts representing, or based on the loss of, any premium or other economic entitlement the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement, it being acknowledged that (i) prior to the First Effective Time, the shareholders of the Company shall not have the right to assert directly any claim against Parent, Merger Sub Inc. or Merger Sub LLC or enforce this Agreement, and (ii) from and after the First Effective Time, the shareholders’ rights are governed by subsection (b) of the following proviso); provided, however, that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.8 and this Section 8.8 from and after the First Effective Time), (b) from and after the First Effective Time, the holders of Company Common Stock and Company Equity Awards as of immediately prior to the First Effective Time (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof. Notwithstanding the foregoing, following the termination of this Agreement, the Company shall have the right, on behalf of the holders of shares of Company Common Stock and Company Equity Awards (who are and shall be third-party beneficiaries hereunder solely to the extent necessary for this sentence to be enforceable), to pursue and recover damages against Parent, Merger Sub Inc. and Merger Sub LLC for loss of the Merger Consideration and any other applicable amount pursuant to this Agreement (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement); provided that the rights granted pursuant to sentence shall be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards only by the Company, in its sole and absolute discretion, on behalf of such holders (and in no event shall any such holder be entitled to pursue such damages on their own behalf), and any amounts received by the Company in connection therewith may be retained by the Company.
Section 8.9 Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub Inc., Merger Sub LLC or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, (a) matters relating to the fiduciary duties of the Company Board and, to the extent required by the Laws of the State of Michigan, matters relating to the Mergers, shall be governed by, and construed in accordance with, the Laws of the State of Michigan, (b) matters relating to the fiduciary duties of the Parent Board shall be governed by, and construed in accordance with, the Laws of the State of Iowa, and (c) subject in all respects to the provisions of any other agreement (including the Debt Letters or any definitive agreement relating to the Financing) between any Financing Source Party and any party hereto, each of the parties hereto and the Company, on behalf of itself, the Company Related Parties and their respective Affiliates agree all matters relating to any action or claim against any of the Financing Source Parties, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to or arising out of this Agreement, the Financing, the Debt Letters or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.
Section 8.10 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 8.11 Consent to Jurisdiction.
(a) Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.
(c) Notwithstanding anything to the contrary in this Agreement, each party hereto and the Company, on behalf of itself, the Company Related Parties and their respective Affiliates, (i) agree that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source Party in any way relating to or arising out of this Agreement, or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or any of the agreements (including any Debt Letters) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance thereof, in any forum other than any state or Federal court sitting in the county of New York, (ii) irrevocably waive, to the fullest extent that it may do so, the defense of an inconvenient forum to the maintenance of such action in any such court and (iii) agree that service of process upon any party, Company Related Party or their respective Affiliates in any such action shall be effective if notice is given in accordance with Section 8.3.
Section 8.12 Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 8.13 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB INC., MERGER SUB LLC AND THE COMPANY, ON BEHALF OF ITSELF, THE COMPANY RELATED PARTIES AND THEIR RESPECTIVE AFFILIATES, HEREBY IRREVOCABLY, KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB INC., MERGER SUB LLC OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST ANY OF THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR ANY OF THE AGREEMENTS (INCLUDING ANY DEBT LETTERS) ENTERED INTO IN CONNECTION WITH THE FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).
Section 8.14 Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent, Merger Sub Inc., Merger Sub LLC and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.
Section 8.15 Waiver of Claims Against Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, the Company Related Parties and their respective Affiliates, hereby (i) agrees that none of the Financing Source Parties shall have any liability to the Company, the Company Related Parties or their respective Affiliates (other than Parent and its Subsidiaries) relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Financing or any of the agreements (including any Debt Letters) entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether at law or equity, in contract, in tort or otherwise, and that none of the Company Related Parties nor any of their respective Affiliates (other than Parent and its Subsidiaries) will have any rights or claims against any Financing Source Party under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement or the Financing, including any commitments by the Financing Source Parties in respect of the Financing and (ii) agree no Financing Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with any of the foregoing under the preceding clause (i). For the avoidance of doubt, nothing in this Section 8.15 or any other provision of this Agreement (x) shall modify or alter the rights of Parent under the Debt Letters or any definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in the Debt Letters or any definitive financing document pursuant thereto, as applicable, the provisions of the Debt Letters or such definitive financing document, as applicable, shall govern and control, and (y) shall be construed to limit the obligations of the Financing Source Parties, or to waive any claim of Parent, Merger Sub Inc. or Merger Sub LLC or, following the Closing, the Company (or their respective Affiliates), in each case against the Financing Source Parties, pursuant to the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated thereunder, including the Financing.
[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub Inc., Merger Sub LLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HNI CORPORATION

By:	/s/ Jeffrey Lorenger
	Name:	Jeffrey Lorenger
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

GERANIUM MERGER SUB I, INC.

By:	/s/ Vincent Paul Berger II
	Name:	Vincent Paul Berger II
	Title:	President

[Signature Page to Merger Agreement]

GERANIUM MERGER SUB II, LLC

By:	HNI Corporation, its sole member

By:	/s/ Vincent Paul Berger II
	Name:	Vincent Paul Berger II
	Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Merger Agreement]

STEELCASE INC.

By:	/s/ Sara E. Ambruster
	Name:	Sara E. Ambruster
	Title:	President and CEO

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS
As used in this Agreement, the following terms shall have the following meanings:
“2029 Senior Notes” shall mean the Company’s outstanding 5.125% Senior Notes due 2029.
“2029 Senior Notes Indenture” shall mean the Indenture, dated as of August 7, 2006, between the Company and J.P. Morgan Trust Company, National Association, as trustee, with respect to the 2029 Senior Notes.
“2029 Senior Notes Officers’ Certificate” shall mean the Company’s Officers’ Certificate, dated as of January 18, 2019, with respect to the 2029 Senior Notes.
“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.
“Applicable Interest Rate” means the three-year U.S. Treasury rate, as adjusted for the Company’s credit rating as of the end of the Company’s fiscal year prior to the Closing.
“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in Grand Rapids, Michigan or Muscatine, Iowa are authorized or obligated by Law or executive order to close.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, license or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.
“Company Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment or employee benefit plan, program, practice, policy, arrangement or agreement, including any compensation, stock option, stock purchase, restricted stock, restricted stock unit, stock appreciation right or other equity or equity-based compensation, bonus, incentive compensation, employment, change in control, retention, retirement, pension, post-employment benefits, supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, health or medical benefits, employee assistance program, welfare, hospitalization, life, accidental death and dismemberment, long-term disability or short-term disability, sick-leave, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement, in each case, whether written or unwritten and whether or not subject to ERISA, for any current or former employee, director or individual service provider of the Company or any of its Subsidiaries, which is maintained, administered, sponsored, participated in, contributed to or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability; provided that in no event shall a Company Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.
“Company Class A Common Stock” shall mean each share of Class A common stock, no par value, of the Company.

“Company Class B Common Stock” shall mean each share of Class B common stock, no par value, of the Company.
“Company Common Stock” shall mean, collectively, the Company Class A Common Stock and Company Class B Common Stock.
“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.
“Company Equity Awards” shall mean the Company RSU Awards, Company DSU Awards and Company PSU Awards.
“Company Equity Plan” shall mean the Company Incentive Compensation Plan, as amended and restated on July 9, 2025.
“Company ERISA Affiliate” shall mean any Person under common control with the Company within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.
“Company Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the United States or that is subject to any Law other than U.S. federal, state or local law.
“Company Intervening Event” shall mean a material event or circumstance that was not known by, or reasonably foreseeable to, the Company Board on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Shareholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal constitute a Company Intervening Event.
“Company Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Company Leased Real Property.
“Company Leased Real Property” shall mean any real property that the Company or any of its Subsidiaries leases, subleases, licenses or otherwise uses or occupies from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).
“Company Owned IP” shall mean all Intellectual Property owned, or purported by the Company or its Subsidiaries to be owned, by the Company or its Subsidiaries.
“Company Owned Real Property” shall mean the real property which is owned by the Company or any of its Subsidiaries.
“Company Recommendation” shall mean the recommendation of the Company Board that the shareholders of the Company adopt this Agreement and approve the Mergers and the transactions contemplated hereby.
“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (provided, however, that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s shareholders than the Mergers and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal.
“Company Tax Counsel” shall mean Skadden, Arps, Slate, Meagher & Flom LLP, or such other nationally recognized tax counsel reasonably satisfactory to the Company.

“Company Termination Fee” shall mean $67,000,000.
“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated March 5, 2025, between Parent and the Company.
“Contract” shall mean any binding contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement, but shall not include any Company Benefit Plan or Parent Benefit Plan.
“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” shall have correlative meanings.
“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it relates to exposure to Hazardous Materials, human health and safety, including Laws relating to Releases of Hazardous Materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar non-U.S., state and local Laws.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Existing Company Credit Agreement” shall mean the Fourth Amended and Restated Credit Agreement, dated as of February 7, 2024, by and among the Company, the subsidiary borrowers from time to time party thereto, the institutions from time to time parties thereto as lenders, JPMorgan Chase Bank, N.A., as the Administrative Agent, Bank of America, N.A., as Syndication Agent, and HSBC Bank USA, National Association, as Documentation Agent.
“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“Financing Source Parties” shall mean any Person (other than Parent or any of its Affiliates), including the Financing Parties, that has committed to provide or arrange or otherwise entered into agreements in connection with providing or arranging the Financing or any portion thereof, and the parties to any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, each together with their respective controlling Persons, directors, officers, employees, investment bankers, agents, attorneys, accountants, partners and other advisors acting on such Person’s behalf or Affiliates and any permitted successors or assignees of the foregoing.
“GAAP” shall mean United States generally accepted accounting principles.
“Governmental Authority” shall mean any federal, state, local, U.S. or non-U.S. or supranational government, or any governmental, regulatory, taxing, judicial or administrative authority, agency, commission or instrumentality.
“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Law relating to pollution, waste, the environment, or natural resources or (ii) can form the basis of any liability under any Law relating to pollution, waste or the environment, or natural resources.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any finance lease obligations, (v) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and payable, (vi) any obligation to pay the deferred purchase price (including any “earn-out”) of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.
“Intellectual Property” shall mean any intellectual property rights throughout the world, including (i) trade names, trademarks, brand names and service marks, certification marks, logos, symbols, trade dress and similar rights (in each case, whether registered or unregistered), and all registrations and applications to register any of the foregoing (“Trademarks”), (ii) patents and patent applications, statutory invention registrations, including divisionals, revisions, continuations, continuations-in-part, renewals, extensions, re-issues and re-examinations, (iii) copyrights (whether registered or unregistered) and any equivalent rights in published and unpublished works of authorship regardless of the medium, and all registrations and applications for registration applications for registration of the foregoing, (iv) internet domain names, (v) confidential and proprietary information, including trade secrets and know-how (“Trade Secrets”) and (vi) rights in computer programs, software, website and mobile content (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”).
“IRS” shall mean the United States Internal Revenue Service.
“IT Assets” shall mean computers, computer systems, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, circuits and all other information technology equipment or systems.
“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A(1) of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A(1) of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.
“Labor Agreement” shall mean (i) any collective bargaining agreement or (ii) any other labor-related agreement, arrangement or understanding, in each case, with a labor or trade union, or labor organization, works council or other employee representative body (other than national, trade, industry-wide or sector-level agreements outside the U.S.).
“Law” shall mean any U.S., non-U.S., federal, state, municipal, local, national, supranational or non-U.S. statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, binding directive (including those of any applicable self-regulatory organization), arbitration award, agency requirement or any other enforceable requirement of any Governmental Authority.
“Lien” shall mean liens, claims, mortgages, deeds of trust, leases, subleases, encumbrances, pledges, security interests, easements, options, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, right of way or charges of any kind.
“Material Adverse Effect” shall mean, with respect to any Person, any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars; (ii) general changes or developments in any of the industries or markets in which such Person or any of its Subsidiaries operate; (iii) (A) adoption, implementation, repeal, modification or amendment of any applicable Laws or (B) changes in GAAP, or in the case of each of clause (A) and (B), any change in interpretations or enforcement thereof; (iv) any change in the price or trading volume of such Person’s securities or other financial instruments or change in such Person’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (v) any failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism (to the extent not specifically targeting such Person), or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks of illness or disease or public health events or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company (in the case of Parent) or Parent (in the case of the Company) after the date of this Agreement; or (viii) the identity of Company (in the case of Parent) or Parent (in the case of the Company) and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of such Person’s or any of its Subsidiaries’ relationships with their respective customers, suppliers or employees); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which such Person and its Subsidiaries operate.
“Michigan LARA” shall mean the Corporations Division of the Department of Licensing and Regulatory Affairs of the State of Michigan.
“NYSE” shall mean New York Stock Exchange.
“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.
“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.
“Parent Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of Parent, (ii) sale, license or other disposition, directly or indirectly, of assets of Parent (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets, revenues or net income of Parent and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of Parent or (v) any related combination of the foregoing.

“Parent Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, including any compensation, stock option, stock purchase, restricted stock, restricted stock unit, stock appreciation right or other equity or equity-based compensation, bonus, incentive compensation, employment, change in control, retention, retirement, pension, post-employment benefits, supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, health or medical benefits, employee assistance program, welfare, hospitalization, life, accidental death and dismemberment, long- or short-term disability, sick-leave, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement, in each case, whether written or unwritten and whether or not subject to ERISA, for any current or former employee, director or individual service provider of Parent or any of its Subsidiaries, which is maintained, administered, sponsored, participated in, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or with respect to which Parent or any of its Subsidiaries could reasonably be expected to have any liability; provided that in no event shall a Parent Benefit Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.
“Parent Common Stock” shall mean each share of common stock, par value $1.00 per share, of Parent.
“Parent Common Stock Reference Price” means the volume-weighted average closing price, rounded to four decimal places, of one (1) share of Parent Common Stock on the NYSE for the period of ten (10) consecutive trading days ending on the second full trading day preceding the Closing Date.
“Parent Credit Facilities” shall mean, collectively, the Parent Revolving Credit Agreement and the Parent Term Credit Agreement.
“Parent Deferred Compensation Plans” shall mean (i) the Parent Executive Deferred Compensation Plan, as amended May 5, 2015, and (ii) the Parent Directors Deferred Compensation Plan, as amended May 5, 2015.
“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.
“Parent Equity Plans” shall mean (i) the Parent Long-Term Performance Plan, as amended and restated February 17, 2010, (ii) the Parent 2007 Stock- Based Compensation Plan, as amended May 7, 2013, (iii) the Parent 2021 Stock-Based Compensation Plan, effective May 24, 2021, (iv) the Parent Stock Incentive Plan for Legacy Kimball Employees, as amended March 7, 2023, and (v) the 2017 Equity Plan for Non-Employee Directors of Parent Corporation, as amended and restated February 13, 2024, and further amended May 16, 2024.
“Parent ERISA Affiliate” shall mean any Person under common control with Parent within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.
“Parent ESPP” shall mean the Parent Members’ Stock Purchase Plan, as amended May 9, 2017.
“Parent Intervening Event” shall mean a material event or circumstance that was not known to, or reasonably foreseeable by, the Parent Board on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Parent Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to the Parent Shareholder Approval; provided that in no event shall any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal constitute a Parent Intervening Event.
“Parent Organizational Documents” shall mean the certificate of incorporation or formation, bylaws and/or operating agreement and similar governing documents, each as amended as of the date of this Agreement, of Parent, Merger Sub Inc. and Merger Sub LLC.
“Parent Recommendation” shall mean the recommendation of the Parent Board that the shareholders of Parent approve the Parent Stock Issuance.

“Parent Revolving Credit Agreement” shall mean the Fourth Amended and Restated Credit Agreement, dated as of June 14, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among Parent, the domestic subsidiaries of Parent from time to time party thereto, the institutions from time to time party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent for the lenders.
“Parent Superior Proposal” shall mean a bona fide written Parent Acquisition Proposal (provided, however, that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Parent Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Parent Board determines in good faith (after consultation with its financial advisors and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to Parent’s shareholders than the Mergers and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by the Company in response to such Parent Acquisition Proposal.
“Parent Tax Counsel” shall mean Davis Polk & Wardwell LLP, or such other nationally recognized tax counsel reasonably satisfactory to Parent.
“Parent Term Credit Agreement” shall mean the Term Loan Credit Agreement, dated as of March 31, 2023 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among Parent, the domestic subsidiaries of Parent from time to time party thereto, the institutions from time to time party thereto as lenders, and Wells Fargo Bank, National Association, as administrative agent for the lenders.
“Parent Termination Fee” shall mean (x) in respect of a termination contemplated by clauses (i), (ii) and (iii) of Section 7.3(b), $71,000,000 and (y) in respect of a termination contemplated by clause (iv) of Section 7.3(b), $134,000,000.
“Permitted Lien” shall mean (i) any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established, in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or non-U.S. equivalents, (iv) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property, that do not, individually or in the aggregate, materially and adversely interfere with or impact the use of the applicable real property as currently conducted and are not violated in any material respect by the current use and operation of such real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real property, Liens, defects or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the ownership, right to use or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, (vi) Liens imposed on the underlying fee interest (or any other superior interest) of any real property held pursuant to a lease (other than such Liens caused by the applicable lessee), (vii) rights of any landlord (or similar capacity) of any real estate lease or sublease (and related terms and conditions) under which the Company is a lessee or sublessee, (viii) in the case of Intellectual Property, non-exclusive licenses in the ordinary course of business, (ix) any Liens securing indebtedness that is reflected on the most recent consolidated balance sheet of the Company or notes thereto, (x) any Liens that do not materially and adversely affect the continued ownership, rights to use or operation (as applicable) of the applicable property or assets subject thereto in the conduct of business of a Person and its Subsidiaries as currently conducted and (xi) Liens as set forth on Appendix A(2) of the Company Disclosure Letter.
“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” shall mean (i) any information that identifies, or in combination with other information may identify, is linked to, or relates to an individual, or is reasonably capable of being associated with an individual; and (b) any data or information that qualifies as “personal data,” “personal information,” “personally identifiable information,” “non-public personal information” or any similar term under applicable Law relating to privacy or data protection.
“Proceedings” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, claims, audits, charges, indictments, litigations or examinations.
“Release” shall mean any actual or threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.
“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners, employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.
“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).
“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, (ii) any Person located, organized or resident in a Sanctioned Country, (iii) any Person fifty percent (50%) or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) and/or (ii), or (iv) any Person targeted by party-specific export controls (including by inclusion on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Military End User List, or Entity List).
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom, or any other jurisdiction where such party or any of its Subsidiaries do business.
“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.
“Significant Subsidiary” of a Person shall mean any Subsidiary of such Person that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC).
“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.
“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and foreign taxes, assessments, charges, fees, levies, duties, tariffs, imposts, liabilities and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, whether disputed or not, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.
“Tax Counsels” shall mean, collectively, the Company Tax Counsel and the Parent Tax Counsel.
“Tax Returns” shall mean returns (including information returns), reports, declarations, claims for refund and information statements, including any schedule, attachment or amendment thereto, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.
“Treasury Regulations” shall mean regulations promulgated by the IRS under the Code.
“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 and any similar Laws relating to plant closings and employee layoffs.

Annex B
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of August 3, 2025, by and among the Persons listed on Schedule A hereto (each a “Shareholder” and together, the “Shareholders”) in each such person’s capacity as a shareholder of Steelcase Inc., a Michigan corporation (the “Company”), and HNI Corporation, an Iowa corporation (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).
WHEREAS, in order to induce Parent, Geranium Merger Sub I, Inc., a Michigan corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Inc.”), and Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub LLC”), to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of shares of Company Class A Common Stock and Company Class B Common Stock (collectively, the “Shares”) that such Shareholder beneficially owns as of the date hereof and are set forth next to such Shareholder’s name on Schedule A hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder’s “Subject Shares”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1
Grant of Proxy; Voting Agreement
Section 1.01. Voting Agreement. Beginning on the date hereof until the Expiration Date, each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, however called, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof) or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or action by written consent (i) in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, and (iii) against any (1) Company Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (3) action or agreement the consummation of which would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under the Merger Agreement or consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by the Merger Agreement and (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement. Nothing contained in this Agreement shall require any Shareholder (or shall entitle any proxy of any Shareholder) to convert, exercise or exchange any shares of Company Class B Common Stock in order to obtain any shares of Company Class A Common Stock.

Section 1.02. Irrevocable Proxy. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable), other than proxies granted solely with respect to Routine Matters (as defined below). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name with respect to the Subject Shares, effective as of the date hereof and continuing until the Expiration Date, to vote, express consent or dissent, or otherwise to utilize such voting power solely as contemplated by Section 1.01 above; provided that Parent shall provide at least twenty-four (24) hours’ notice prior to exercising the proxy granted by such Shareholder under this Section 1.02 to the extent Parent intends to exercise such proxy within five (5) Business Days of the mailing of the Joint Proxy Statement. The proxy granted by such Shareholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall automatically be revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Subject Shares during the term of this Agreement (except for a Permitted Transfer), other than the granting of proxies to vote Subject Shares with respect to the election of directors, ratification of the appointment of the Company’s auditors at the Company’s annual meeting or special meeting of shareholders, and other routine matters at the Company’s annual meeting or any special meeting, in either case, solely to the extent such matters are not (i) inconsistent with the obligations contemplated by the Merger Agreement or this Agreement or (ii) related to the transactions contemplated by the Merger Agreement or this Agreement (collectively, “Routine Matters”). Any attempt by such Shareholder to grant a proxy, vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and void ab initio.
ARTICLE 2
Representations and Warranties of Shareholders
Each Shareholder represents and warrants to Parent, as of the date hereof, that:
Section 2.01. Corporate Authorization; Binding Agreement. The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and the remedies of specific performance and injunctive and other forms of equitable relief that may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (the “Enforceability Exceptions”). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement do not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.
Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien on any asset of such Shareholder (including the Subject Shares).
Section 2.03. Ownership of Shares. Except as disclosed on Schedule A, such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens (other than any Liens created by this Agreement or Liens that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder) or any restriction on the right to vote or otherwise dispose of the Subject Shares. Except as otherwise provided in Article 1 of this Agreement or as disclosed on Schedule A, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder’s Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares. Except for this Agreement, none of such Shareholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney. For purposes of this Agreement, “beneficial ownership” and “beneficially own” and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.
Section 2.04. Total Shares. Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any equity interests, or any securities representing the right to purchase or otherwise receive any equity interests, of the Company.
Section 2.05. Reliance. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder’s own choosing prior to executing this Agreement. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement, in part, in reliance upon such Shareholder’s execution, delivery and performance of this Agreement and upon the representations, warranties, covenants and other agreements of such Shareholder contained in this Agreement.
Section 2.06. Absence of Litigation. Such Shareholder represents that there is no Proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its properties or assets (including such Shareholder’s Subject Shares) before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.
Section 2.07. Other Agreements. Except for this Agreement, such Shareholder represents that such Shareholder has not (i) taken any action that would or would reasonably be expected to (A) violate or conflict with such Shareholder’s covenants and obligations under this Agreement, (B) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or (C) have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement or (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1.01.
Section 2.08. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder’s capacity as such.
Section 2.09. No Other Representations. Such Shareholder acknowledges and agrees that, other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 3
Representations and Warranties of Parent
Parent represents and warrants to each Shareholder, as of the date hereof, as follows:
Section 3.01. Corporation Authorization; Binding Agreement. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.02. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the certificate of incorporation or bylaws (or other comparable organizational documents) of Parent, (ii) violate any applicable Law, (iii) other than the filing of a Schedule 13D with the SEC, require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument binding on Parent or (iv) result in the creation or imposition of any Lien on any asset of Parent, except, with respect to clauses (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact Parent’s ability to perform its obligations hereunder.
Section 3.03. No Other Representations. Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).
ARTICLE 4
Covenants of Shareholders
Each Shareholder hereby covenants and agrees that:
Section 4.01. Restrictions on Transfer and Encumbrances. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) except for the conversion of Company Class B Common Stock into shares of Company Class A Common Stock in accordance with the provisions of the Articles of Incorporation, acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a “Transfer” (which defined term includes derivations of such defined term)), (ii) otherwise permit any Liens to be created on any of such Shareholder’s Subject Shares or (iii) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder’s Subject Shares. Nothing herein shall prohibit a Permitted Transfer. “Permitted Person” shall mean (A) any Affiliate of such Shareholder or (B) if such Shareholder is an individual, (1) to any member of such Shareholder’s immediate family or to a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family or (2) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law. A “Permitted Transfer” shall mean a Transfer to a Permitted Person so long as, in the case of subclause (A) and (B)(1) thereof, such Transfer is done for estate planning purposes, would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact in any material respect such Shareholder’s (and transferee Shareholder’s) ability to perform its obligations hereunder and the transferee of such Subject Shares evidences in a writing in form and substance reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the transferring Shareholder, and upon such transfer shall be deemed a Shareholder hereunder. Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including its successors or permitted assigns, and if any involuntary Transfer of any of such Shareholder’s Subject Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder’s Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Each Shareholder hereby agrees not to request that the Company register the transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder’s Subject Shares in violation of this Agreement.
Section 4.02. Other Offers.
(a) Each Shareholder shall not, and shall not authorize, allow or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek or knowingly take any action designed or intended to facilitate or encourage (including by way of furnishing any nonpublic information) the submission of any Company Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records work papers and other documents related to the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Person (other than Parent or any of its Representatives) that is seeking to make, or has made, a Company Acquisition Proposal, (iii) enter into any agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal or (iv) agree to do any of the foregoing. Each Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person (or any Representatives of any Person) other than Parent (or any of its Representatives) conducted prior to the date hereof with respect to any Company Acquisition Proposal made by such Person.
(b) Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Company Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 5.6 of the Merger Agreement.
Section 4.03. Appraisal Rights. Each Shareholder hereby irrevocably waives and agrees not to exercise any rights it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the First Merger.
Section 4.04. Proceedings. Each Shareholder hereby agrees not to commence or participate in any Proceeding or claim, whether derivative or otherwise, against Parent, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) in such Shareholder’s capacity as a shareholder of the Company, alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; provided that the foregoing shall not limit any actions taken by any Shareholder in response to any claims of the nature described in the foregoing clause (B) commenced against such Shareholder, its Affiliates or its Representatives; provided, further, that the foregoing shall not restrict any Shareholder from enforcing such Shareholder’s rights under this Agreement.
Section 4.05. Notice of Certain Events. Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.
Section 4.06. Adjustments. In the event of any stock split, stock dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the equity interests of the Company, or to the securities representing the right to purchase or otherwise receive equity interests of the Company, as applicable, received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.06, as though they were Subject Shares hereunder.
Section 4.07. Capacity as a Shareholder. Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder’s actions, omissions, judgments or decisions as a director or officer, as applicable, of or with respect to the Company or any of its Subsidiaries, including taking any action permitted by Section 5.6 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder’s capacity as director or officer (or in such affiliate or designee’s capacity as representative of the director or officer) of or with respect to the Company or any of its Subsidiaries, shall violate any of such Shareholder’s agreements or obligations under this Agreement.
Section 4.08. Disclosure. Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary in connection with the Mergers and any transactions related thereto, such Shareholder’s identity and ownership of Subject Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.
Section 4.09. Additional Shares. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting capital stock with respect to the Company, including any Company Class A Common Stock received upon the conversion of Company Class B Common Stock in accordance with the provisions of the Articles of Incorporation, such Shares or voting capital stock shall, without further action of the parties, be deemed Subject Shares and, subject to the provisions of this Agreement, the number of Shares held by such Shareholder shall be deemed amended accordingly, and such Shares or voting capital stock shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.
Section 4.10. Company Class B Common Stock Conversion. Within ten (10) Business Days of the date hereof, each Shareholder shall voluntarily convert the Company Class B Common Stock held by such Shareholder to Company Class A Common Stock by delivering (i) to the Company’s transfer agent, the certificate or certificates representing the shares of Company Class B Common Stock to be converted, duly endorsed in blank or accompanied by proper instruments of transfer and (ii) to the Company, written notice stating that the Shareholder elects to convert such share or shares and stating the name or names (with addresses) and denominations in which the certificate or certificates representing the shares of Company Class A Common Stock issuable upon the conversion are to be issued and including instructions for the delivery thereof, pursuant to Section 3.E. of the Company’s Second Restated Articles of Incorporation, dated as of July 13, 2011, as amended (the “Articles”), in an amount of Company Class B Common Stock necessary to cause the automatic conversion of all Company Class B Common Stock pursuant to Section 3.E.3.(b) of the Articles. Each Shareholder shall concurrently deliver such notice to Parent.
ARTICLE 5
Miscellaneous
Section 5.01. Interpretation; Certain Definitions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections and Schedules are to the Articles, Sections and Schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any Schedule, certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 3, 2025, unless the context requires otherwise. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
Section 5.02. Further Assurances. Parent and each Shareholder will, upon the reasonable request of the other party, use its reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to comply with its obligations under this Agreement.
Section 5.03. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise expressly provided herein.
Section 5.04. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent, to:

HNI Corporation 600 E Second Street Muscatine, Iowa 52761
Attention:	Steven Bradford
Email:	bradfords@hnicorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
Attention:	James P. Dougherty
Shanu Bajaj
Email:	james.dougherty@davispolk.com
shanu.bajaj@davispolk.com

if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with copies (which shall not constitute notice) to:

Warner Norcross + Judd LLP 1500 Warner Building 150 Ottawa Ave N.W. Grand Rapids, MI 49503
Attention:	Charlie Goode
Email:	cgoode@wnj.com

and

Steelcase Inc. 901 44th Street SE Grand Rapids, Michigan 49508
Attention:	Chief Legal Officer
Email:	mblazina@steelcase.com

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 5.04; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.04 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.04.
Section 5.05. Amendment. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.
Section 5.06. Termination. This Agreement shall automatically terminate without further action of any party hereto upon the earlier to occur of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment to the Merger Agreement without the prior written consent of a Shareholder that (A) decreases the amount or changes the form of the Merger Consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the Merger Consideration to shareholders of the Company or (C) extends the Termination Date contemplated by the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iv) being referred to herein as the “Expiration Date”). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 (other than Section 5.02 and Section 5.14) shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any willful and material breach of any covenant or other agreement contained in this Agreement that occurred prior to such termination. For purposes of this Agreement, “willful and material breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.
Section 5.07. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the transactions contemplated by the Merger Agreement are consummated.
Section 5.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.08 shall be null and void.
Section 5.09. Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 5.10. Consent to Jurisdiction. Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of the parties agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.04 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.
Section 5.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OTHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
Section 5.12. Counterparts This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 5.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 5.14. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.06, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 5.15. Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the persons or entities that are expressly identified as parties hereto and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future shareholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate or any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages for breach of this Agreement from, any Non-Recourse Party.
[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HNI CORPORATION

By:	/s/ Steven Bradford
	Name:	Steven Bradford
	Title:	Senior Vice President, General Counsel and Secretary

By:	/s/ Robert C. Pew III
	Name:	Robert C. Pew III

By:	/s/ Susan H. Taylor
	Name:	Susan H. Taylor

Annex C

EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This VOTING AND SUPPORT AGREEMENT (as the same may be amended from time to time in accordance with its terms, this “Agreement”), dated as of August 3, 2025, by and among the Persons listed on Schedule A hereto (each a “Shareholder” and together, the “Shareholders”) in each such person’s capacity as a shareholder of Steelcase Inc., a Michigan corporation (the “Company”), and HNI Corporation, an Iowa corporation (“Parent”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement (as defined below).
WHEREAS, in order to induce Parent, Geranium Merger Sub I, Inc., a Michigan corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub Inc.”), and Geranium Merger Sub II, LLC, a Michigan limited liability company and a direct, wholly owned Subsidiary of Parent (“Merger Sub LLC”), to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), with the Company, Parent has requested each Shareholder, and each Shareholder has agreed, to enter into this Agreement with respect to the number of shares of Company Class A Common Stock and Company Class B Common Stock (collectively, the “Shares”) that such Shareholder beneficially owns as of the date hereof and are set forth next to such Shareholder’s name on Schedule A hereto (together with such additional Shares or voting securities of which such Shareholder acquires record or beneficial ownership after the date hereof, such Shareholder’s “Subject Shares”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1
Grant of Proxy; Voting Agreement
Section 1.01. Voting Agreement. Beginning on the date hereof until the Expiration Date, each Shareholder hereby irrevocably and unconditionally agrees that at any meeting of the shareholders of the Company, however called, and at any adjournment thereof, at which the Merger Agreement (or any amended version thereof) or the transactions contemplated thereby are submitted for the consideration and vote of the shareholders of the Company, and in connection with any written consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought, each Shareholder shall, in each case to the fullest extent that its Subject Shares are entitled to vote thereon or consent thereto, (a) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote (or cause to be voted), in person or by proxy, or, if applicable, deliver (or cause to be delivered) a written consent with respect to all Subject Shares that such Shareholder is entitled to vote at the time of any vote or action by written consent (i) in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, (ii) in favor of any proposal to adjourn a meeting of the shareholders of the Company to solicit additional proxies in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby, including the First Merger, and (iii) against any (1) Company Acquisition Proposal, (2) reorganization, recapitalization, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company, (3) action or agreement the consummation of which would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under the Merger Agreement or consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by the Merger Agreement and (4) any action or agreement that would reasonably be expected to result in a material breach or violation of any covenant, representation or warranty or any other obligation of such Shareholder contained in this Agreement. Nothing contained in this Agreement shall require any Shareholder (or shall entitle any proxy of any Shareholder) to convert, exercise or exchange any shares of Company Class B Common Stock in order to obtain any shares of Company Class A Common Stock.
Section 1.02. Irrevocable Proxy. Each Shareholder hereby revokes any and all previous proxies granted with respect to its Subject Shares (and such Shareholder hereby represents that any such prior proxy is revocable), other than proxies granted solely with respect to Routine Matters (as defined below). By entering into this Agreement, such Shareholder hereby grants a proxy appointing Parent as such Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Shareholder’s name with respect to the Subject Shares, effective as of the date hereof and continuing until the Expiration Date, to vote, express consent or dissent, or otherwise to utilize such voting power solely as contemplated by Section 1.01 above; provided that Parent shall provide at least twenty-four (24) hours’ notice prior to exercising the proxy granted by such Shareholder under this Section 1.02 to the extent Parent intends to exercise such proxy within five (5) Business Days of the mailing of the Joint Proxy Statement. The proxy granted by such Shareholder pursuant to this Section 1.02 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by such Shareholder shall automatically be revoked upon the Expiration Date. Each Shareholder hereby ratifies and confirms all actions that the proxy appointed hereunder may lawfully do or cause to be done in accordance with this Section 1.02. Each Shareholder intends this proxy to be irrevocable and unconditional during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy. Each Shareholder hereby agrees not to grant any proxy or enter into any voting trust or other agreement or arrangement with respect to the voting of any Subject Shares during the term of this Agreement (except for a Permitted Transfer), other than the granting of proxies to vote Subject Shares with respect to the election of directors, ratification of the appointment of the Company’s auditors at the Company’s annual meeting or special meeting of shareholders, and other routine matters at the Company’s annual meeting or any special meeting, in either case, solely to the extent such matters are not (i) inconsistent with the obligations contemplated by the Merger Agreement or this Agreement or (ii) related to the transactions contemplated by the Merger Agreement or this Agreement (collectively, “Routine Matters”). Any attempt by such Shareholder to grant a proxy, vote, consent or express dissent with respect to (or otherwise to utilize the voting power of) its Subject Shares in a manner inconsistent with the proxy granted pursuant to this Section 1.02 shall be null and void ab initio.
ARTICLE 2
Representations and Warranties of Shareholders
Each Shareholder represents and warrants to Parent, as of the date hereof, that:
Section 2.01. Corporate Authorization; Binding Agreement. The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are within the organizational or individual powers of such Shareholder and have been duly authorized by all necessary action on the part of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and the remedies of specific performance and injunctive and other forms of equitable relief that may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought (the “Enforceability Exceptions”). If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement. Other than as provided in the Merger Agreement and except for any filings by such Shareholder with the SEC, the execution, delivery and performance by such Shareholder of this Agreement do not require any action by or in respect of, or any notice, report or other filing by such Shareholder with or to, or any consent, registration, approval, permit or authorization from, any Governmental Authority, other than any actions or filings the absence of which would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.
Section 2.02. Non-Contravention. The execution, delivery and performance by such Shareholder of this Agreement and the performance of its obligations hereunder do not and will not (i) if such Shareholder is an entity, violate the certificate of incorporation or bylaws (or other comparable organizational documents) of such Shareholder, (ii) violate any applicable Law, (iii) require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such Shareholder is entitled under any provision of any agreement or other instrument binding on such Shareholder, except as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder or (iv) result in the creation or imposition of any Lien on any asset of such Shareholder (including the Subject Shares).
Section 2.03. Ownership of Shares. Except as disclosed on Schedule A, such Shareholder is the sole record and beneficial owner of the Subject Shares, free and clear of any Liens (other than any Liens created by this Agreement or Liens that would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder) or any restriction on the right to vote or otherwise dispose of the Subject Shares. Except as otherwise provided in Article 1 of this Agreement or as disclosed on Schedule A, such Shareholder has, and will have at all times during the term of this Agreement, the sole right to vote and direct the vote of, and to dispose of and direct the disposition of, such Shareholder’s Subject Shares, and there are no Contracts of any kind, contingent or otherwise, obligating such Shareholder to Transfer, or cause to be Transferred, any of its Subject Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares. Except for this Agreement, none of such Shareholder’s Subject Shares are subject to any voting agreement, voting trust or other agreement or arrangement, including any proxy, consent or power of attorney. For purposes of this Agreement, “beneficial ownership” and “beneficially own” and similar terms have the meaning set forth in Rule 13d-3 under the U.S. Securities Exchange Act of 1934.
Section 2.04. Total Shares. Except for its Subject Shares set forth on Schedule A hereto, such Shareholder does not beneficially own any equity interests, or any securities representing the right to purchase or otherwise receive any equity interests, of the Company.
Section 2.05. Reliance. Such Shareholder acknowledges that it has had the opportunity to seek independent legal advice from legal counsel of such Shareholder’s own choosing prior to executing this Agreement. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement, in part, in reliance upon such Shareholder’s execution, delivery and performance of this Agreement and upon the representations, warranties, covenants and other agreements of such Shareholder contained in this Agreement.
Section 2.06. Absence of Litigation. Such Shareholder represents that there is no Proceeding pending or, to the knowledge of such Shareholder, threatened against such Shareholder or any of its properties or assets (including such Shareholder’s Subject Shares) before (or, in the case of threatened Proceedings, that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact such Shareholder’s ability to perform its obligations hereunder.
Section 2.07. Other Agreements. Except for this Agreement, such Shareholder represents that such Shareholder has not (i) taken any action that would or would reasonably be expected to (A) violate or conflict with such Shareholder’s covenants and obligations under this Agreement, (B) make any representation or warranty of such Shareholder set forth in this Agreement untrue or incorrect or (C) have the effect of preventing or disabling such Shareholder from performing any of its obligations under this Agreement or (ii) granted any proxies or powers of attorney, or any other authorization or consent with respect to any of the Subject Shares with respect to the matters set forth in Section 1.01.
Section 2.08. Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Shareholder in such Shareholder’s capacity as such.
Section 2.09. No Other Representations. Such Shareholder acknowledges and agrees that, other than the representations expressly set forth in this Agreement, Parent has not made, and is not making, any representations or warranties to such Shareholder with respect to Parent, the Merger Agreement or any other matter. Such Shareholder hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).

ARTICLE 3
Representations and Warranties of Parent
Parent represents and warrants to each Shareholder, as of the date hereof, as follows:
Section 3.01. Corporation Authorization; Binding Agreement. The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Exceptions.
Section 3.02. Non-Contravention. The execution, delivery and performance by Parent of this Agreement and the performance of its obligations hereunder do not and will not (i) violate the certificate of incorporation or bylaws (or other comparable organizational documents) of Parent, (ii) violate any applicable Law, (iii) other than the filing of a Schedule 13D with the SEC, require any consent, payment, notice to, or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Parent is entitled under any provision of any agreement or other instrument binding on Parent or (iv) result in the creation or imposition of any Lien on any asset of Parent, except, with respect to clauses (ii), (iii) and (iv), as would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact Parent’s ability to perform its obligations hereunder.
Section 3.03. No Other Representations. Parent acknowledges and agrees that other than the representations expressly set forth in this Agreement, each Shareholder has not made, and is not making, any representations or warranties to Parent with respect to such Shareholder, the Merger Agreement or any other matter. Parent hereby specifically disclaims reliance upon any representations or warranties (other than the representations expressly set forth in this Agreement).
ARTICLE 4
Covenants of Shareholders
Each Shareholder hereby covenants and agrees that:
Section 4.01. Restrictions on Transfer and Encumbrances. Except pursuant to the terms of this Agreement, such Shareholder shall not, without the prior written consent of Parent, directly or indirectly, (i) except for the conversion of Company Class B Common Stock into shares of Company Class A Common Stock in accordance with the provisions of the Articles of Incorporation, acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of (including by gift, and whether by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise, and including pursuant to any derivative transaction), any Subject Shares (or any beneficial ownership therein or portion thereof) during the term of this Agreement or consent to any of the foregoing (each, a “Transfer” (which defined term includes derivations of such defined term)), (ii) otherwise permit any Liens to be created on any of such Shareholder’s Subject Shares or (iii) enter into any Contract with respect to the direct or indirect Transfer of any of such Shareholder’s Subject Shares. Nothing herein shall prohibit a Permitted Transfer. “Permitted Person” shall mean (A) any Affiliate of such Shareholder or (B) if such Shareholder is an individual, (1) to any member of such Shareholder’s immediate family or to a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family or (2) to any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law. A “Permitted Transfer” shall mean a Transfer to a Permitted Person so long as, in the case of subclause (A) and (B)(1) thereof, such Transfer is done for estate planning purposes, would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or impair or otherwise adversely impact in any material respect such Shareholder’s (and transferee Shareholder’s) ability to perform its obligations hereunder and the transferee of such Subject Shares evidences in a writing in form and substance reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as the transferring Shareholder, and upon such transfer shall be deemed a Shareholder hereunder. Such Shareholder hereby agrees that this Agreement and the obligations hereunder shall attach to such Shareholder’s Subject Shares and shall be binding upon any Person to which legal or beneficial ownership shall pass, whether by operation of law or otherwise, including its successors or permitted assigns, and if any involuntary Transfer of any of such Shareholder’s Subject Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shareholder’s Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement as such Shareholder for all purposes hereunder. Each Shareholder hereby agrees not to request that the Company register the transfer of any certificate or uncertificated interest representing any or all of the Subject Shares and each Shareholder authorizes the Company to impose stop orders to prevent the Transfer of any of such Shareholder’s Subject Shares in violation of this Agreement.
Section 4.02. Other Offers.
(a) Each Shareholder shall not, and shall not authorize, allow or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, seek or knowingly take any action designed or intended to facilitate or encourage (including by way of furnishing any nonpublic information) the submission of any Company Acquisition Proposal, (ii) enter into, engage in or participate in any discussions or negotiations with, furnish any nonpublic information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records work papers and other documents related to the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Person (other than Parent or any of its Representatives) that is seeking to make, or has made, a Company Acquisition Proposal, (iii) enter into any agreement in principle, letter of intent, indication of interest, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a Company Acquisition Proposal or (iv) agree to do any of the foregoing. Each Shareholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Person (or any Representatives of any Person) other than Parent (or any of its Representatives) conducted prior to the date hereof with respect to any Company Acquisition Proposal made by such Person.
(b) Notwithstanding anything to the contrary in this Section 4.02, any Shareholder who is a director of the Company shall be entitled to participate with the Company and its Representatives in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Company Superior Proposal to the extent that the Company is permitted to engage in such negotiations or discussions in accordance with Section 5.6 of the Merger Agreement.
Section 4.03. Appraisal Rights. Each Shareholder hereby irrevocably waives and agrees not to exercise any rights it may have to demand appraisal, dissent or any similar or related matter with respect to any Subject Shares that may arise with respect to the First Merger.
Section 4.04. Proceedings. Each Shareholder hereby agrees not to commence or participate in any Proceeding or claim, whether derivative or otherwise, against Parent, the Company or any of their respective Affiliates, or their respective boards of directors or members thereof or officers, relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of the transactions contemplated thereby, including any such claim (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (B) in such Shareholder’s capacity as a shareholder of the Company, alleging a breach of any fiduciary duty of the Company Board in connection with the Merger Agreement or the transactions contemplated thereby, and such Shareholder hereby agrees to take all actions necessary to opt out of any class in any class action relating to the foregoing; provided that the foregoing shall not limit any actions taken by any Shareholder in response to any claims of the nature described in the foregoing clause (B) commenced against such Shareholder, its Affiliates or its Representatives; provided, further, that the foregoing shall not restrict any Shareholder from enforcing such Shareholder’s rights under this Agreement.
Section 4.05. Notice of Certain Events. Each Shareholder shall promptly notify Parent of any fact, change or development occurring or arising after the date hereof that causes, or would reasonably be expected to cause, any breach of any representation, warranty, covenant or agreement of such Shareholder hereunder.
Section 4.06. Adjustments. In the event of any stock split, stock dividend or distribution, reorganization, recapitalization, readjustment, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Subject Shares, then the terms of this Agreement shall apply to the equity interests of the Company, or to the securities representing the right to purchase or otherwise receive equity interests of the Company, as applicable, received in respect of the Subject Shares by such Shareholder immediately following the effectiveness of the events described in this Section 4.06, as though they were Subject Shares hereunder.
Section 4.07. Capacity as a Shareholder. Nothing in this Agreement shall limit or restrict any Shareholder who serves as a director or officer of the Company or any of its Subsidiaries in acting in his or her capacity as a director or as an officer, as applicable, of the Company or such Subsidiary, as applicable, it being understood that this Agreement applies to each Shareholder solely in his or her capacity as a shareholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Shareholder’s actions, omissions, judgments or decisions as a director, officer or commercial counterparty as the owner or operator of a dealership, as applicable, of or with respect to the Company or any of its Subsidiaries, including taking any action permitted by Section 5.6 of the Merger Agreement, and no such action, omission, judgment or decision, in such Shareholder’s capacity as director or officer (or in such affiliate or designee’s capacity as representative of the director or officer) of or with respect to the Company or any of its Subsidiaries or as a commercial counterparty as the owner or operator of a dealership, shall violate any of such Shareholder’s agreements or obligations under this Agreement.
Section 4.08. Disclosure. Each Shareholder shall permit Parent and the Company to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document Parent or the Company determines to be necessary in connection with the Mergers and any transactions related thereto, such Shareholder’s identity and ownership of Subject Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.
Section 4.09. Additional Shares. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting capital stock with respect to the Company, including any Company Class A Common Stock received upon the conversion of Company Class B Common Stock in accordance with the provisions of the Articles of Incorporation, such Shares or voting capital stock shall, without further action of the parties, be deemed Subject Shares and, subject to the provisions of this Agreement, the number of Shares held by such Shareholder shall be deemed amended accordingly, and such Shares or voting capital stock shall automatically become subject to the terms of this Agreement. Each Shareholder shall promptly notify Parent of any such event.
ARTICLE 5
Miscellaneous
Section 5.01. Interpretation; Certain Definitions. Unless specified otherwise, in this Agreement the obligations of any party consisting of more than one person are joint and several. The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to Articles, Sections and Schedules are to the Articles, Sections and Schedules to, this Agreement, unless otherwise specified, and the headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any Schedule, certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to a “party” or the “parties” means a party or the parties to this Agreement unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to August 3, 2025, unless the context requires otherwise. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.
Section 5.02. Further Assurances. Parent and each Shareholder will, upon the reasonable request of the other party, use its reasonable best efforts to execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to comply with its obligations under this Agreement.
Section 5.03. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the relevant Shareholder, and Parent shall have no authority to exercise any power or authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise expressly provided herein.
Section 5.04. Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent, to:

HNI Corporation 600 E Second Street Muscatine, Iowa 52761
Attention:	Steven Bradford
Email:	bradfords@hnicorp.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
Attention:	James P. Dougherty
Shanu Bajaj
Email:	james.dougherty@davispolk.com
shanu.bajaj@davispolk.com

if to any Shareholder, to the address set forth on Schedule A opposite the name(s) of such Shareholder(s), with copies (which shall not constitute notice) to:

Warner Norcross + Judd LLP 1500 Warner Building 150 Ottawa Ave N.W. Grand Rapids, MI 49503
Attention:	James Steffel
Email:	jsteffel@wnj.com

and

Steelcase Inc. 901 44th Street SE Grand Rapids, Michigan 49508
Attention:	Chief Legal Officer
Email:	mblazina@steelcase.com

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 5.04; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 5.04 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 5.04.
Section 5.05. Amendment. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective.
Section 5.06. Termination. This Agreement shall automatically terminate without further action of any party hereto upon the earlier to occur of (i) the First Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any amendment to the Merger Agreement without the prior written consent of a Shareholder that (A) decreases the amount or changes the form of the Merger Consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the Merger Consideration to shareholders of the Company or (C) extends the Termination Date contemplated by the Merger Agreement (except if such extension is explicitly provided for in, and effected pursuant to, the Merger Agreement), or (iv) the mutual written agreement of each party to this Agreement (any such date under clauses (i) through (iv) being referred to herein as the “Expiration Date”). Notwithstanding the foregoing, (i) the provisions set forth in this Article 5 (other than Section 5.02 and Section 5.14) shall survive the termination of this Agreement and (ii) no termination of this Agreement shall relieve any party hereto from liability, or otherwise limit the liability of any party hereto, for any willful and material breach of any covenant or other agreement contained in this Agreement that occurred prior to such termination. For purposes of this Agreement, “willful and material breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement.
Section 5.07. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the transactions contemplated by the Merger Agreement are consummated.
Section 5.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 5.08 shall be null and void.
Section 5.09. Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.
Section 5.10. Consent to Jurisdiction. Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of the parties agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.04 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.
Section 5.11. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY KNOWINGLY, INTENTIONALLY, AND VOLUNTARILY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY OTHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
Section 5.12. Counterparts This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.
Section 5.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 5.14. Specific Performance. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to any termination of this Agreement in accordance with Section 5.06, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 5.15. Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the persons or entities that are expressly identified as parties hereto and no former, current or future equityholders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future shareholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate or any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages for breach of this Agreement from, any Non-Recourse Party.
[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

HNI CORPORATION

By:	/s/ Steven Bradford
	Name:	Steven Bradford
	Title:	Senior Vice President, General Counsel and Secretary

By:	/s/ Jennifer C. Niemann
	Name:	Jennifer C. Niemann

Annex D

August 3, 2025

The Board of Directors
HNI Corporation
600 East Second Street
Muscatine, Iowa 52761
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to HNI Corporation (the “Company”) of the consideration to be paid by the Company in the proposed merger (the “Transaction”) of the Company with Steelcase Inc. (the “Merger Partner”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Geranium Merger Sub I, Inc. (“Merger Sub”), Geranium Merger Sub Il, LLC (“Merger Sub LLC”, and together with Merger Sub, the “Merger Subs”) and the Merger Partner, Merger Sub will merge with and into the Merger Partner, with the Merger Partner surviving such merger (the “Surviving Corporation”) as a direct wholly owned subsidiary of the Company (the “First Merger”), immediately followed by a merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving such merger as a direct wholly owned subsidiary of the Company (the “Second Merger”, and together with the First Merger, the “Transaction”). As a result of the Transaction, each outstanding share of common stock, no par value, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Company and its affiliates (the “Canceled Shares”), will be converted into the right to receive consideration per share equal to either (1) (A) an amount in cash equal to $7.20 (the “Per Share Cash Amount”) and (B) 0.2192 shares of the Company’s common stock (the “Mixed Election Stock Exchange Ratio”), par value $1.00 per share (the “Company Common Stock”) (the “Mixed Consideration”); (2) an amount in cash equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the Mixed Election Stock Exchange Ratio multiplied by the Parent Common Stock Reference Price (as defined in the Agreement) (the “Cash Consideration”); or (3) shares of Company Common Stock equal to (a) Mixed Election Stock Exchange Ratio plus (b) the quotient of the Per Share Cash Amount divided by the Parent Common Stock Reference Price (the “Stock Consideration”), subject to proration such that (1) the aggregate amount of cash payable by the Company to the holder of Merger Partner Common Stock shall equal an amount in cash equal to the product obtained by multiplying (x) the Per Share Cash Amount by (y) the total number of shares of the Merger Partner Common Stock (other than Canceled Shares) issued and outstanding immediately prior to the First Merger (the “Aggregate Cash Consideration”) and (2) the aggregate number of shares of Company Common Stock payable by the Company to the holder of Merger Partner Common Stock shall equal a number equal to the product obtained by multiplying (x) the Mixed Election Stock Exchange Ratio by (y) the total number of shares of the Merger Partner Common Stock (other than Canceled Shares) issued and outstanding immediately prior to the First Merger (the “Aggregate Stock Consideration”, and together with the Aggregate Cash Consideration, the “Aggregate Merger Consideration”).
The Aggregate Merger Consideration will be subject to an election mechanism and certain proration procedures based on the number of shares for which the Mixed Consideration, Cash Consideration or Stock Consideration is elected as set forth in the Agreement. We express no view or opinion as to such proration procedures.
In connection with preparing our opinion, we have (i) reviewed a draft dated August 2, 2025 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies;

(v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. At the direction of the management of the Company, for purposes of this opinion, we have assumed that the Parent Common Stock Reference Price is $51.44. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Merger Subs and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Aggregate Merger Consideration to be paid by the Company in the proposed Transaction and we express no opinion as to the fairness of the Aggregate Merger Consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Aggregate Merger Consideration to be paid by the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.
Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Merger Partner, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner and sole lead arranger on a credit facility in February 2024. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Merger Partner, for which it receives customary compensation or other financial benefits. We anticipate that we and our affiliates will arrange and/or provide financing to the Company in connection with the Transaction for customary compensation. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Aggregate Merger Consideration to be paid by the Company in the proposed Transaction is fair, from a financial point of view, to the Company.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex E
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL
August 3, 2025

Board of Directors
Steelcase Inc.
901 44th Street SE
Grand Rapids, Michigan
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders (other than HNI Corporation (“Parent”) and its affiliates) of the outstanding shares of Class A common stock, no par value (the “Class A Common Stock”), and Class B common stock, no par value (the “Class B Common Stock”, and, together with the Class A Common Stock, the “Shares”), of Steelcase Inc. (the “Company”) of the Aggregate Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of August 3, 2025 (the “Agreement”), by and among Parent, Geranium Merger Sub I, Inc., a wholly owned subsidiary of Parent (“Merger Sub Inc.”), Geranium Merger Sub II, LLC, a wholly owned subsidiary of Parent (“Merger Sub LLC”), and the Company. Pursuant to the Agreement and on the terms and subject to the conditions set forth in the Agreement, (A) Merger Sub Inc. will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Canceled Shares (as defined in the Agreement)) will be converted into the right to receive, at the election of the holder thereof, either (i) (x) $7.20 in cash (the “Per Share Cash Amount”) plus (y) 0.2192 (the “Mixed Election Stock Exchange Ratio”) shares of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”) (the aggregate of (x) and (y) together, the “Mixed Consideration”), (ii) cash in an amount equal to the Per Share Cash Election Consideration (as defined in the Agreement) (such consideration, the “Cash Consideration”); or (iii) a number of shares of Parent Common Stock equal to the Exchange Ratio (as defined in the Agreement) (the “Stock Consideration” and together with the Cash Consideration and the Mixed Consideration, the “Aggregate Consideration”), in each case subject to proration and certain other procedures and limitations contained in the Agreement, as to which procedures and limitations we are expressing no opinion, and (B) immediately following the First Effective Time (as defined in the Agreement), the Company shall be merged with and into Merger Sub LLC, with Merger Sub LLC surviving the merger.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including ABJ Investments, and affiliates of Kate Pew Wolters, Robert Pew III, Jennifer C. Niemann and Anne Hunting, each, a significant shareholder of the Company (the “Significant Shareholders”), and any of their respective affiliates, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, Parent, the Significant Shareholders and their respective affiliates for which Goldman Sachs Investment Banking may receive compensation.

Board of Directors
Steelcase Inc.
August 3, 2025

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended February 28, 2025 and of Parent for the five fiscal years ending the Saturday nearest December 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; certain internal financial analyses and forecasts for Parent standalone prepared by its management; certain internal financial analyses and forecasts for the Company, and certain financial analyses and forecasts for Parent pro forma for the Transaction, in each case, prepared by the management of the Company and as approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of Parent to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Parent; reviewed the reported price and trading activity for the Shares and shares of Parent Common Stock; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the office furniture manufacturing industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In rendering our opinion, we have not taken into account any differential voting or other rights between the shares of Class A Common Stock and the shares of Class B Common Stock. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the Aggregate Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, any allocation of the Aggregate Consideration, including among the holders of the Class A Common Stock and the Class B Common Stock, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Aggregate Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the

Board of Directors
Steelcase Inc.
August 3, 2025

prices at which shares of Parent Common Stock or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Parent or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)

Annex F

Global Corporate & Investment Banking
BofA Securities, Inc.
One Bryant Park, New York, NY 10036
August 3, 2025

The Board of Directors Steelcase Inc.
901 44th St.
Grand Rapids, MI 49508
Members of the Board of Directors:
We understand that Steelcase Inc. (“Steelcase”) proposes to enter into an Agreement and Plan of Merger, dated as of August 3, 2025 (the “Agreement”), among Steelcase, HNI Corporation (“HNI”), Geranium Merger Sub I, Inc., a wholly owned subsidiary of HNI (“Merger Sub Inc.”) and Geranium Merger Sub II, LLC, a wholly owned subsidiary of HNI (“Merger Sub LLC”), pursuant to which, among other things, Merger Sub Inc. will merge with and into Steelcase, with Steelcase being the surviving entity (the “First Merger”), immediately followed by a merger of the entity surviving the First Merger with Merger Sub LLC, with Merger Sub LLC being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers”) and each outstanding share of the Class A common stock, no par value, and the Class B common stock, no par value, of Steelcase (collectively, the “Steelcase Common Stock”) will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion), (i) with respect to each share of Steelcase Common Stock for which an election to receive a combination of stock and cash has been made and each share of Steelcase Common Stock for which no election has been made in accordance with the timing conditions set forth in Section 2.2(d) of the Agreement, the combination of (A) $7.20 in cash (the “Per Share Cash Amount”) and (B) 0.2192 of a share of the common stock, par value $1.00 per share, of HNI (the “HNI Common Stock”) (the “Mixed Election Stock Exchange Ratio” and, together with the Per Share Cash Amount, the “Mixed Election Consideration”); (ii) with respect to each share of Steelcase Common Stock for which an election to receive only cash for has been made, an amount in cash equal to the sum of (A) the Per Share Cash Amount plus (B) the product of the cash value of the Mixed Election Stock Exchange Ratio multiplied by the Parent Common Stock Reference Price (as defined in the Agreement), which will be determined in accordance with the Agreement by reference to the 10-day volume-weighted average price of the HNI Common Stock as of the second business day before the Closing Date (the “Cash Election Consideration”); or (iii) with respect to each share of Steelcase Common Stock for which an election to receive only stock consideration has been made, a number of shares of HNI Common Stock (the “Exchange Ratio, and, together with the Mixed Election Consideration and the Cash Election Consideration, the “Consideration”) equal to (A) the Mixed Election Stock Exchange Ratio plus (B) the quotient of the Per Share Cash Amount divided by the HNI Common Stock Reference Price; provided, however, that the Cash Election Consideration or the Exchange Ratio, as applicable, will be adjusted in accordance with the Agreement to the extent that the aggregate amount of cash to be paid in connection with the Mergers to holders electing to receive the Cash Election Consideration would be greater or less than the Available Cash Amount (as defined in the Agreement). The terms and conditions of the Mergers are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to the holders of Steelcase Common Stock (other than Canceled Shares) of the Consideration to be received by such holders in the Mergers.
In connection with this opinion, we have, among other things:
(1)	reviewed certain publicly available business and financial information relating to Steelcase and HNI;
(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Steelcase furnished to or discussed with us by the management of Steelcase, including certain financial forecasts relating to Steelcase prepared by the management of Steelcase (such forecasts, “Steelcase Forecasts”);

(3)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of HNI furnished to or discussed with us by the management of HNI, including certain financial forecasts relating to HNI prepared by the management of HNI (such forecasts, “HNI Forecasts”);

(4)	reviewed certain estimates as to the amount and timing of cost savings (collectively, the “Cost Savings”) anticipated by the managements of Steelcase and HNI to result from the Mergers;
(5)
discussed the past and current business, operations, financial condition and prospects of Steelcase with members of senior managements of Steelcase and HNI, and discussed the past and current business, operations, financial condition and prospects of HNI with members of senior managements of Steelcase and HNI;

(6)
reviewed the trading histories for Steelcase Common Stock and HNI Common Stock and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(7)	compared certain financial and stock market information of Steelcase and HNI with similar information of other companies we deemed relevant;
(8)	compared certain financial terms of the Mergers to financial terms, to the extent publicly available, of other transactions we deemed relevant;
(9)	reviewed the Agreement; and
(10)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.
In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the managements of Steelcase and HNI that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Steelcase Forecasts, we have been advised by Steelcase, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Steelcase as to the future financial performance of Steelcase. With respect to the HNI Forecasts and Cost Savings, we have been advised by HNI and have assumed, with the consent of Steelcase, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of HNI as to the future financial performance of HNI and other matters covered thereby. We have relied, at the direction of Steelcase, on the assessments of the managements of Steelcase and HNI as to HNI’s ability to achieve the Cost Savings and have been advised by Steelcase and HNI, and have assumed, with the consent of Steelcase, that the Cost Savings will be realized in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Steelcase or HNI, nor have we made any physical inspection of the properties or assets of Steelcase or HNI. We have not evaluated the solvency or fair value of Steelcase or HNI under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Steelcase, that the Mergers will be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Mergers, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Steelcase, HNI or the contemplated benefits of the Mergers. We also have assumed, at the direction of Steelcase, that the Mergers will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have further assumed, at the direction of Steelcase, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.
We express no view or opinion as to any terms or other aspects or implications of the Mergers (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Mergers, any related transactions or any other agreement, arrangement or understanding entered into in connection with or related to the Mergers or otherwise, the form or structure, or financial or other terms, aspects or implications of any related transactions, or any terms, aspects or implications of any voting or support agreements or any governance or other arrangements, agreements or understandings entered into in connection with or related to the Mergers, any related transactions or otherwise. We express no view or opinion as to any such matters. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Steelcase or any alternative transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Steelcase Common Stock (other than Canceled Shares) and no opinion or view is expressed with respect to any consideration received in connection with the Mergers by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Mergers, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Mergers in comparison to other strategies or transactions that might be available to Steelcase or in which Steelcase might engage or as to the underlying business decision of Steelcase to proceed with or effect the Mergers. We are not expressing any opinion as to what the value of HNI Common Stock actually will be when issued or the prices at which Steelcase Common Stock or HNI Common Stock will trade at any time, including following announcement or consummation of the Mergers. We are also not expressing any view or opinion with respect to, and we have relied, at the direction of Steelcase, upon the assessment of representatives of Steelcase regarding legal, regulatory, accounting, tax and similar matters relating to Steelcase or the Mergers, as to which matters we understand that Steelcase obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Mergers or any other related matter.
We have acted as financial advisor to the Board of Directors of Steelcase in connection with the Mergers and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Mergers. In addition, Steelcase has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.
We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Steelcase, HNI and certain of their respective affiliates.
We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Steelcase and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including acting as lender with respect to certain commercial leases and providing short term lending, letters of credit, and other commercial credit services, providing corporate credit card, checking and other treasury services, and providing foreign exchange, share repurchase and other markets services.
In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to HNI and/or certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including acting as lender with respect to certain term loans and providing lines of credit, letters of credit, and other commercial credit services, providing checking, deposit and other treasury services, and providing foreign exchange, swaps, derivatives and other markets services.
It is understood that this letter is for the benefit and use of the Board of Directors of Steelcase (in its capacity as such) in connection with and for purposes of its evaluation of the Mergers.
Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Steelcase or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.
Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Mergers by holders of Steelcase Common Stock (other than Canceled Shares) is fair, from a financial point of view, to such holders.

Very truly yours,

BOFA SECURITIES, INC.

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